MANAGEMENT’S
DISCUSSION AND ANALYSIS

ORGANIZATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Real Estate	84
Overview	25	Residential Development	87
PART 2 – REVIEW OF CONSOLIDATED		Corporate Activities	89
FINANCIAL RESULTS		PART 4 – CAPITALIZATION AND LIQUIDITY
Overview	41	Capitalization	91
Income Statement Analysis	42	Liquidity	95
Balance Sheet Analysis	49	Review of Consolidated Statement of Cash Flows	99
Consolidation and Fair Value Accounting	55	Contractual Obligations	100
Foreign Currency Translation	56	Exposures to Selected Financial Information	101
Corporate Dividends	58	PART 5 – ACCOUNTING POLICIES AND INTERNAL
Summary of Quarterly Results	59	CONTROLS
PART 3 – OPERATING SEGMENT RESULTS		Accounting Policies, Estimates and Judgments	102
Basis of Presentation	62	Management Representations and Internal
Summary of Results by Operating Segment	63	Controls	110
Asset Management	64	Related Party Transactions	110
Renewable Power and Transition	71	PART 6 – BUSINESS ENVIRONMENT AND RISKS	111
Infrastructure	75	GLOSSARY OF TERMS	136
Private Equity	79

“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” includes our “perpetual affiliates” Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and also includes issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to our real estate funds, transition funds, infrastructure funds and private equity funds. Our other businesses include Residential Development and Corporate.

Please refer to the Glossary of Terms beginning on page 136 which defines our key performance measures that we use to measure our business.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the company referred to herein are not incorporated by reference unless explicitly stated otherwise.
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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflects management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information contained in this Report. The statements and information involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of COVID-19 and the related global economic disruptions; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes, or pandemics/epidemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power and transition, infrastructure, private equity, and other alternatives, including credit; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, including in “Part 6 – Business Environment and Risks” of our Annual Report available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.
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STATEMENT REGARDING USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 136 for all non-IFRS measures.
24    BROOKFIELD ASSET MANAGEMENT

PART 1
OUR BUSINESS AND STRATEGY
OVERVIEW
We are a premier global alternative asset manager1 with a history spanning over 100 years. We have approximately $690 billion of assets under management (“AUM”)1 across a broad portfolio of renewable power and transition, infrastructure, private equity, real estate and credit. Our $364 billion in fee-bearing capital1 is invested on behalf of some of the world’s largest institutional investors, sovereign wealth funds and pension plans, along with thousands of individuals.
We provide a diverse product mix of private funds1 and dedicated public vehicles, which allow investors to invest in our five key asset classes and participate in the strong performance of the underlying portfolio. We invest in a disciplined manner, targeting returns of 12-15% over the long-term with strong downside protection, allowing our investors and their stakeholders to meet their goals and protect their financial futures.
✓    Investment Focus
    We predominantly invest in real assets across renewable power and transition, infrastructure, private equity, real estate and credit.
✓    Diverse Products Offering
    We offer public and private vehicles to invest across a number of product lines, including core, value-add, and opportunistic equity and credit strategies in both closed-end and perpetual vehicles.
✓    Focused Investment Strategies
    We invest where we can bring our competitive advantages to bear, such as our strong capabilities as an owner-operator, our large-scale capital and our global reach.
✓    Disciplined Financing Approach
    We employ leverage1 in a prudent manner to enhance returns while preserving capital throughout business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 6% of the total leverage reported in our consolidated financial statements has recourse to the Corporation.
✓    Sustainability
We are committed to ensuring that the assets and businesses in which we invest are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.
1.See definition in Glossary of Terms beginning on page 136.
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In addition, we maintain significant invested capital1 on the Corporation’s balance sheet where we invest alongside our investors. This capital generates annual cash flows that enhance the returns we earn as an asset manager, creates a strong alignment of interest, and allows us to bring the following strengths to bear on all our investments:
1.Large-scale capital
    We have approximately $690 billion in assets under management and $364 billion in fee-bearing capital.
2.Operating expertise
    We have approximately 180,000 operating employees worldwide who maximize value and cash flows from our operations.
3.Global reach
We operate in more than 30 countries on five continents around the world.
The value of the business is comprised of two key components: Our asset management activities that we refer to as Asset Management, and our balance sheet investments that we refer to as Invested Capital. Our financial returns are represented by the combination of the earnings of our Asset Management business, as well as capital appreciation and distributions from our Invested Capital. The primary performance measure we use is funds from operations (“FFO”)1 which we use to evaluate the performance of our segments.
ASSET MANAGEMENT
Our Asset Management business oversees $364 billion of fee-bearing capital across a broad portfolio of renewable power and transition, infrastructure, private equity, real estate and credit. Today, we have approximately 2,100 unique institutional investors and have approximately $40 billion of additional committed capital that will be fee-bearing when invested. Within each of our investment verticals, we manage capital in a variety of products that broadly fall into one of three categories: i) long-term private funds, ii) perpetual strategies and iii) liquid strategies1. Products within these three strategies have similar base management fee1 and carried interest1 or performance fee1 drivers.
Fee-Bearing Capital Diversification
AS AT DEC. 31, 2021 (BILLIONS)

1.See definition in Glossary of Terms beginning on page 136.
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Long-term Private Funds – $169 billion fee-bearing capital
We manage and earn fees on a diverse range of renewable power and transition, infrastructure, private equity, real estate and credit funds. These funds have a long duration, are closed-end and include opportunistic, value-add, core and core plus investment strategies.
On long-term private fund capital, we earn:
1.Diversified and long-term base management fees on capital that is typically committed for 10 years with two one-year extension options.
2.Carried interest, which enables us to receive a portion of overall fund profits provided that investors receive a minimum prescribed preferred return. Carried interest is recognized when a fund’s cumulative returns are in excess of preferred returns and when it is highly probable that a significant reversal will not occur.
3.Transaction and advisory fees are one-time fees earned on co-investment capital related to the close of transactions, and vary based on transaction agreements.
Perpetual Strategies – $115 billion fee-bearing capital
We manage perpetual capital in our perpetual affiliates1, as well as in our core and core plus private funds, which can continually raise new capital. From our perpetual strategies, we earn:
1.Long-term perpetual base management fees, which are based on total capitalization or net asset value (“NAV”) of our perpetual affiliates and the NAV of our perpetual private funds.
2.Stable incentive distribution1 fees which are linked to cash distributions from perpetual affiliates (BEP/BEPC and BIP/BIPC) that exceed pre-determined thresholds. These cash distributions have a historical track record of growing annually and each of these perpetual affiliates target annual distribution growth rates within a range of 5-9%.
3.Performance fees based on unit price performance (BBU) and carried interest on our perpetual private funds.
Liquid Strategies – $80 billion fee-bearing capital
We manage publicly listed funds and separately managed accounts, focused on fixed income and equity securities across real estate, infrastructure and natural resources. We earn base management fees, which are based on committed capital and fund NAV, and performance income based on investment returns.
INVESTED CAPITAL
We have approximately $68 billion of invested capital on our balance sheet as a result of our history as an owner and operator of real assets. This capital provides attractive financial returns and important stability and flexibility to our asset management business.
Key attributes of our invested capital:
•Transparent – a significant portion of our invested capital is in our publicly traded investments. The remainder is primarily held in our recently privatized real estate perpetual affiliate, a residential homebuilding business, and a few other directly held investments.
•Diversified, long-term, stable cash flows – received from our underlying perpetual affiliates. These cash flows are underpinned by investments in real assets which should provide inflation protection and less volatility compared to traditional equities, and higher yields compared to fixed income.
•Strong alignment of interests – we are the largest investor in each of our perpetual affiliates, and in turn, the perpetual affiliates are typically the largest investor in each of our private funds.
Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.
1.See definition in Glossary of Terms beginning on page 136.
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COMPETITIVE ADVANTAGES
We have three distinct competitive advantages that enable us to consistently identify and acquire high-quality assets and create significant value in the assets that we own and operate.
LARGE-SCALE CAPITAL
We have approximately $690 billion in assets under management.
We offer our investors a large portfolio of private funds that have global mandates and diversified strategies. Our access to large-scale, flexible capital enables us to pursue transactions of a size that lessens competition. In addition, investing significant amounts of our own capital either through our perpetual affiliates or through our own balance sheet ensures strong alignment of interest with our investors.

OPERATING EXPERTISE
We have approximately 180,000 operating employees worldwide who are instrumental in maximizing the value and cash flows from our operations.
We believe that strong operating experience is essential in maximizing efficiency and productivity – and ultimately, returns. We do this by maintaining a culture of long-term focus, alignment of interest and collaboration through the people we hire and our operating philosophy. This in-house operating expertise developed through our heritage as an owner-operator is invaluable in underwriting acquisitions and executing value-creating development and capital projects.
GLOBAL REACH
We operate in more than 30 countries on five continents around the world.
Our global reach allows us to diversify and identify a broad range of opportunities. We are able to invest where capital is scarce, and our scale enables us to move quickly and pursue multiple opportunities across different markets. Our global reach also allows us to operate our assets more effectively: we believe that a strong on-the-ground presence is critical to operating successfully in many of our markets, and many of our businesses are truly local. Furthermore, the combination of our strong local presence and global reach allows us to bring global relationships and operating practices to bear across markets to enhance returns.
28    BROOKFIELD ASSET MANAGEMENT

INVESTMENT CYCLE

Raise Capital
As an asset manager, the starting point is establishing new funds and other investment products for investors. This in turn provides the capital to invest, from which we earn base management fees, incentive distributions and performance-based returns such as carried interest. Accordingly, we create value by increasing our amount of fee-bearing capital and by achieving strong investment performance that leads to increased cash flows and asset values.

Identify and Acquire High-Quality Assets
We follow a value-based approach to investing and allocating capital. We believe that our disciplined approach, global reach and our operating expertise enable us to identify a wide range of potential opportunities, and allow us to invest at attractive valuations and generate superior risk-adjusted returns. We also leverage our considerable expertise in executing recapitalizations, operational turnarounds and large development and capital projects, providing additional opportunities to deploy capital.

Secure Long-Term Financing
We finance our operations predominantly on a long-term investment-grade basis, and most of our capital consists of equity and standalone asset-by-asset financing with minimal recourse to other parts of the organization. We utilize relatively modest levels of corporate debt to provide operational flexibility and optimize returns. This provides us with considerable stability, improves our ability to withstand financial downturns and enables our management teams to focus on operations and other growth initiatives.

Enhance Value and Cash Flows Through Operating Expertise
Our strong, time-tested operating capabilities enable us to increase the value of the assets within our businesses and the cash flows they produce, and they help to protect capital in adverse conditions. Our operating expertise, development capabilities and effective financing can help ensure that an investment’s full value creation potential is realized, which we believe is one of our most important competitive advantages.

Realize Capital from Asset Sales or Refinancings
We actively monitor opportunities to sell or refinance assets to generate proceeds; in our limited life funds that capital is returned to investors, and in the case of our perpetual funds, we then redeploy the capital to enhance returns. In many cases, returning capital from private funds completes the investment process, locks in investor returns and gives rise to performance income.

Our Operating Cycle Leads to Value Creation
We create value from earning robust returns on our investments that compound over time and grow our fee-bearing capital. By generating value for our investors and shareholders, we increase fees and carried interest received in our asset management business, and grow cash flows that compound value in our invested capital.

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LIQUIDITY AND CAPITAL RESOURCES
The Corporation has $5.1 billion of core liquidity1 and $92.1 billion of total liquidity1 on a group basis as at December 31, 2021. We manage our liquidity and capitalization on a group-wide basis, which we organize into three principal tiers:
i)The Corporation:
•Strong levels of liquidity are maintained to support growth and ongoing operations.
•Capitalization consists of a large common equity base, supplemented with perpetual preferred shares, long-dated corporate bonds and, from time to time, draws on our corporate credit facilities.
•Negligible guarantees are provided on the financial obligations of perpetual affiliates and managed funds.
•High levels of cash flows are available after payment of common share dividends.
ii)Our perpetual affiliates (BEP/BEPC, BIP/BIPC, BBU and BPG):
•Strong levels of liquidity are maintained at each of the perpetual affiliates to support their growth and ongoing operations.
•Perpetual affiliates are intended to be self-funding with stable capitalization through market cycles.
•Financial obligations have no recourse to the Corporation.
iii)Managed funds, or investments, either held directly or within perpetual affiliates:
•Each underlying investment is typically funded on a standalone basis.
•Fund level borrowings are generally limited to subscription facilities backed by the capital commitments to the fund.
•Financial obligations have no recourse to the Corporation.
APPROACH TO CAPITALIZATION
We maintain a prudent level of long-dated capitalization in the form of common equity, perpetual preferred shares and corporate bonds, which provides a very stable capital structure. In addition, we maintain appropriate levels of liquidity throughout the organization to fund operating, development and investment activities as well as unforeseen requirements.
A key element of our capital strategy is to maintain significant liquidity at the corporate level, primarily in the form of cash, financial assets and undrawn credit lines.
Within our perpetual affiliates and private funds, we strive to:
•Ensure our perpetual affiliates can finance their operations on a standalone basis without recourse to or reliance on the Corporation.
•Structure borrowings and other financial obligations associated with assets or portfolio companies in our private funds to provide a stable capitalization at levels that are attractive to investors, are sustainable on a long-term basis and can withstand business cycles.
•Ensure the vast majority of this debt is at investment-grade levels; however, periodically, we may borrow at sub-investment grade levels in certain parts of our business where the borrowings are carefully structured and monitored.
1.See definition in Glossary of Terms beginning on page 136.
30    BROOKFIELD ASSET MANAGEMENT

•Provide recourse only to the specific businesses or assets being financed, without cross-collateralization or parental guarantees.
•Match the duration of our debt to the underlying leases or contracts and match the currency of our debt to that of the assets such that our remaining exposure is on the net equity of the investment.
As at December 31, 2021, only $10.9 billion of long-term debt has recourse to the Corporation. The remaining debt on our consolidated balance sheet is held within managed entities and has no recourse to the Corporation but is consolidated under IFRS.
LIQUIDITY
•The Corporation has very few capital requirements. Nevertheless, we maintain significant liquidity ($5.1 billion in the form of cash and financial assets and undrawn credit facilities as at December 31, 2021) at the corporate level to bridge larger fund transactions, seed new fund products, invest in businesses alongside our fund investors or participate in equity issuances by our perpetual affiliates.
•On a group basis, we have approximately $92.1 billion of liquidity, which includes corporate liquidity, perpetual affiliate liquidity and uncalled private fund commitments. Uncalled private fund commitments are third-party commitments available for drawdown in our private funds.

AS AT DEC. 31, 2021 (MILLIONS)	Corporate Liquidity	Group Liquidity
Cash and financial assets, net	$3,522	$6,233
Undrawn committed credit facilities	1,618	8,778
Core liquidity	5,140	15,011
Third-party uncalled private fund commitments	—	77,079
Total liquidity	$5,140	$92,090
CAPITAL MANAGEMENT
We utilize a metric we call the Corporation’s Capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The performance of the Corporation’s Capital is closely tracked and monitored by the company’s key management personnel and evaluated against management’s objectives. The primary goal of the company is to earn a 12-15% return compounded over the long-term while always maintaining excess capital to support ongoing operations.
The Corporation’s Capital consists of the capital invested in its asset management activities, including investments in entities that it manages, its corporate investments that are held outside of managed entities and its net working capital, and is computed as follows:

AS AT DEC. 31 (MILLIONS)	2021	2020
Cash and cash equivalents	$1,197	$1,283
Other financial assets	3,430	3,809
Common equity in managed investments	46,248	33,732
Other assets and liabilities of the Corporation	6,585	6,321
Corporation’s Capital	$57,460	$45,145
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The Corporation’s Capital is funded with common equity, preferred equity and corporate borrowings issued by the Corporation.

AS AT DEC. 31 (MILLIONS)	2021	2020
Common equity	$42,210	$31,693
Preferred shares	4,145	4,145
Non-controlling interest	230	230
Corporate borrowings	10,875	9,077
Corporation’s Capital	$57,460	$45,145

We maintain a prudent level of capitalization at the Corporation with 81% of our book capitalization in the form of common and preferred equity. Consistent with our conservative approach, our corporate borrowings represent only 17% of our corporate book capitalization and equate to just 6% of our consolidated debt.
The remaining 94% of our consolidated debt is non-recourse and is held within managed entities and has virtually no cross-collateralization or parental guarantees by the Corporation.
The following table presents our total capitalization on a corporate and consolidated basis. Total capitalization also includes amounts payable under long-term incentive plans, fixed annuity liabilities fully backed by financial asset portfolios, deferred tax liabilities and other working capital balances:

AS AT DEC. 31 (MILLIONS)	Corporate		Consolidated
	2021	2020	2021	2020
Corporate borrowings	$10,875	$9,077	$10,875	$9,077
Non-recourse borrowings
Subsidiary borrowings	—	—	13,049	10,768
Property-specific borrowings	—	—	152,008	128,556
	10,875	9,077	175,932	148,401
Corporation’s Capital, excluding corporate borrowings	46,585	36,068	46,585	36,068
Accounts payable, deferred taxes and other	5,403	5,395	168,486	159,227

Total capitalization	$62,863	$50,540	$391,003	$343,696

Debt to capitalization	17%	18%	45%	43%
CASH FLOW GENERATION FROM OUR CAPITAL
Our Corporation’s Capital generates significant, recurring cash flows at the corporate level, which may be used for (i) reinvestment into the business; or (ii) returning cash to shareholders. These cash flows are underpinned by:
•Fee-related earnings1 that are supported by long-term and perpetual contractual agreements.
•Distributions from investments which are stable and backed by high-quality operating assets.
These cash flows are supplemented with carried interest as we monetize mature investments and return capital to our investors.

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Distributable Earnings (“DE”)1 was $6.3 billion for 2021, and over the past five years has grown at a 32% compound annual growth rate.

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Fee-related earnings[1]	$1,899	$1,428
Distributions from investments	2,198	1,846

Corporate activities	(592)	(539)
Preferred share dividends[2]	(157)	(142)
	(749)	(681)
Add back: equity-based compensation costs	119	94
Distributable earnings before realizations	3,467	2,687
Realized carried interest, net[3,4]	715	348
Disposition gains from principal investments	2,100	1,185
Distributable earnings	$6,282	$4,220
1.Includes $250 million (2020 – $186 million) of fee-related earnings from Oaktree at our share.
2.Includes $9 million (2020 – $1 million) of dividends paid on perpetual subordinated notes for the year ended December 31, 2021.
3.Includes our share of Oaktree’s distributable earnings attributable to realized carried interest.
4.See definition in Glossary of Terms beginning on page 136.

1.See definition in Glossary of Terms beginning on page 136.
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RISK MANAGEMENT

CULTURE
COMMUNICATION
Identify Risks
Monitor & Report
RISK MANAGEMENT METHODOLOGY
Assess & Evaluate
Manage & Mitigate
PROCESS INTEGRATION
CONTINUOUS IMPROVEMENT

KEY RISK CATEGORIES

- Strategic
- Reputational
- Financial
- Regulatory Compliance
- Operational

OUR APPROACH
Managing risk is an integral and critical part of our business. We have a well-established, proactive and disciplined risk management approach that is based on clear operating methods and a strong risk management culture. We ensure that we have the necessary capacity and resilience to respond to changing environments by evaluating both current and emerging risks. We adhere to a robust risk management framework and methodology that is designed to enable comprehensive and consistent management of risk across the organization. We use a thorough and integrated risk assessment process to identify and evaluate risk areas across the business such as human capital, climate change, liquidity, disruption, regulatory compliance and other strategic, financial, and operational risks. Management and mitigation approaches and practices are tailored to the specific risk areas and executed by business and functional groups for their businesses and areas of responsibility, with appropriate coordination and oversight through monitoring and reporting processes.
FOCUS ON RISK CULTURE
A strong risk culture is the cornerstone of our risk management program: one that promotes measured and appropriate risk-taking, addresses current and emerging risks and ensures employees conduct business with a long-term perspective and in a sustainable and ethical manner. This culture is reinforced by strong commitment and leadership from our senior executives, as well as the policies and practices we have implemented, including our compensation approach.
SHARED EXECUTION
Given the diversified and decentralized nature of our operations, we seek to ensure that risk is managed as close to its source as possible and by the management teams that have the most knowledge and expertise in the specific
34    BROOKFIELD ASSET MANAGEMENT

business or risk area. As such, business specific risks—such as safety, environmental and other operational risks—are generally managed at the operating business level, as the risks vary based on the nature of each business. At the same time, we monitor key risks organization-wide to ensure adequacy of risk management, adherence to applicable Brookfield policies, and sharing of best practices.
For risks that are more pervasive and correlated in their impact across the organization—such as liquidity, foreign exchange and interest rates or where we can bring specialized knowledge—we utilize a coordinated approach that is centralized amongst our corporate and business groups. Management of strategic, reputational and regulatory compliance risks are similarly coordinated to ensure consistent focus and implementation across the organization.
Oversight & Coordination
We have implemented strong governance practices to monitor and oversee our risk management program. Management committees bring together required expertise to manage key risk areas, ensuring appropriate application and coordination of approaches and practices across our business and functional groups, and include the following:
•Risk Management Steering Committee – supports the overall corporate risk management program, and coordinates risk assessment and mitigation on an enterprise-wide basis
•Investment Committees – oversees the investment process and reviews and approves investment transactions
•Conflicts Committee – resolves potential conflict situations in the investment process and other corporate transactions
•Financial Risk Oversight Committee – reviews and monitors financial exposures
•Environmental, Social and Governance (ESG) Steering Committee – oversees ESG initiatives, with a focus on health, safety, security and environmental matters
•Disclosure Committee – oversees the public disclosure of material information
Brookfield’s Board of Directors (the “Board”) oversees risk management with a focus on more significant risks, and leverages management’s monitoring processes. The Board has delegated responsibility for oversight of specific risks to the following board committees:
•Risk Management Committee – oversees the management of Brookfield’s significant financial and non-financial risk exposures, including review of risk assessment and risk management practices, and confirms that the company has an appropriate risk-taking philosophy and suitable risk capacity
•Audit Committee – oversees the management of risks related to Brookfield’s systems and procedures for financial reporting, as well as for associated internal and external audit processes
•Management Resources and Compensation Committee – oversees risks related to Brookfield’s management resource planning, including succession planning, executive compensation and senior executives’ performance
•Governance and Nominating Committee – oversees risks related to Brookfield’s governance structure, including the effectiveness of board and committee activities and potential conflicts of interest
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ENVIRONMENTAL, SOCIAL AND GOVERNANCE (“ESG”) MANAGEMENT
ESG AT BROOKFIELD
Our business philosophy is based on our conviction that acting responsibly toward our stakeholders is foundational to operating a productive, profitable and sustainable business, and that value creation and sustainable development are complementary goals. This view has been underpinned by what we have learned throughout our 100+ year heritage as an owner and operator of long-term assets, many of which form the backbone of the global economy. Our long-term focus lends itself to implementing robust ESG programs throughout our asset management business and underlying operations, which has always been a key priority for us.

Our approach to ESG is based on the following guiding principles:
ESG Governance
Brookfield’s Board of Directors, through its Governance and Nominating Committee, has ultimate oversight of Brookfield’s ESG strategy and receives regular updates on the company’s ESG initiatives throughout the year. Each aspect of ESG is overseen by select senior executives from BAM and each of our business groups, who are charged with driving ESG initiatives based on our business imperatives, industry developments and best practices, in each case supported by asset management professionals from each of these constituencies.
ESG Integration into the Investment Process
During the initial due diligence phase of an investment, we proactively identify material ESG risks and opportunities relevant to the particular asset. We leverage our investment and operating expertise and utilize industry-specific guidelines that incorporate Sustainability Accounting Standards Board guidance. In addition, we have developed a comprehensive climate change risk assessment, driven by our alignment with the Task Force on Climate-related Financial Disclosures (“TCFD”) and our commitment to net zero. This risk assessment provides a framework for evaluating climate change risks and opportunities—both for physical as well as transition risks. We also have added a separate human rights and modern slavery risk assessment to our due diligence process with the objective of mitigating the risks of modern slavery and human rights violations for potential investments, including supply chains. Where required, we perform deeper due diligence, working with internal experts and third-party consultants as needed.

Mitigate the impact of our operations on the environment:
–Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time
–Support the goal of net zero greenhouse gas (GHG) emissions by 2050 or sooner
Ensure the well-being and safety of employees:
–Foster a positive work environment based on respect for human rights, valuing diversity, and zero tolerance for workplace discrimination, violence or harassment
–Operate with leading health and safety practices to support the goal of zero serious safety incidents
Uphold strong governance practices:
–Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics
–Maintain strong stakeholder relationships through transparency and active engagement
Be good corporate citizens:
–Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions
–Support philanthropy and volunteerism by our employees
All investments made by Brookfield must be approved by the applicable Investment Committee, which makes its decision based on a set of predetermined criteria. To facilitate this, investment teams outline for the Committee the
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merits of the transaction and material risks, mitigants and significant opportunities for improvement, including those related to ESG, such as bribery and corruption risks, health and safety risks, and environmental and social risks.
As part of each acquisition, investment teams create a tailored integration plan that includes, among other things, material ESG-related matters for review or execution. Brookfield looks to advance ESG initiatives and improve ESG performance to drive long-term value creation, as well as to manage any associated risks. This is because we have witnessed and continue to see a strong correlation between managing these considerations and enhancing investment returns. It is the responsibility of the management teams within each portfolio company to manage ESG risks and opportunities through the investment’s life cycle, supported by the applicable investment team. The combination of having local accountability and expertise in tandem with Brookfield’s investment and operating capabilities is important when managing a wide range of asset types across jurisdictions.
When preparing an asset for divestiture, we create robust business plans outlining potential value creation deriving from several different factors, including ESG considerations. We also prepare both qualitative and quantitative data that summarize the ESG performance of the investment and provide a holistic understanding of how Brookfield has managed the investment during the holding period.
Below is a summary of some of the ESG initiatives that we undertook in 2021. For additional information, please refer to Brookfield’s latest ESG report, which is available on the Responsibility page at brookfield.com.
ENVIRONMENTAL
Commitment to Net Zero
We support the goal of net zero greenhouse gas (“GHG”) emissions by 2050 or sooner. We believe that the transition to net zero represents an enormous investment opportunity estimated at $3.5–$5.0 trillion annually and will require large economic adjustments and potential rewiring of virtually every industry. We are committed to doing our part to support the global decarbonization effort.
To formalize our support, in March 2021, Brookfield became a signatory to the Net Zero Asset Managers (“NZAM”) initiative. As part of joining this initiative, we will (i) work on decarbonization goals, consistent with an ambition to reach net-zero emissions by 2050 or sooner across all assets under management; (ii) set an interim target of a specific proportion of our assets to be managed in line with net zero, with targeted emissions reduction by 2030; and (iii) review this interim target at least every five years, with a view to increasing the proportion of AUM covered until 100% of assets are included. As an initial step, we are working on creating a consistent GHG emissions inventory across our portfolio companies and are in the process of setting an interim target that outlines the proportion of assets to be managed in line with net zero by 2030.
We believe many of our operating businesses are well-positioned to play a critical role in the transition to net zero. We are one of the largest pure-play global owners and operators of hydroelectric, wind and solar power generation facilities, and we have a significant development portfolio. In addition, we are one of the world’s largest owners of real estate, and the majority of our office and retail assets have earned green building certificates, thereby meeting stringent environmental sustainability standards. Finally, our infrastructure and private equity businesses encompass a diverse range of assets, many of which not only help form the backbone of the global economy but are well positioned to generate positive environmental outcomes.
In 2021, we launched the Brookfield Global Transition Fund, Brookfield’s first dedicated impact fund, which will invest in the global transition to net zero. Specifically, the fund will focus on investments that contribute to the decarbonization of the global economy across three main themes: (i) new-build renewable power generation and related technologies that provide additional capacity to the energy mix; (ii) business transformation of companies in industries, such as steel, cement and chemicals, which require both renewable power generation to lower their carbon footprint and capital to decarbonize their production processes; and (iii) the provision of capital to electricity generators to enable them to shift from coal to gas and from gas to renewables. We are in the final stages of closing this $15 billion fund and have already started putting capital to work.
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Sustainable Finance
We have continued to be active in the sustainable finance market, with issuances in 2021 reaching $8 billion across green bonds and hybrid securities, sustainability-linked debt and sustainability-linked loans, up from $3.6 billion in 2020. We also published the Brookfield Asset Management Green Bond and Preferred Securities Framework, which lays out the process for evaluating and selecting the eligible investments, the use and management of the proceeds, and the reporting frequency and format.
TCFD Alignment
In 2021, we became supporters of the TCFD, and many of the above-mentioned initiatives also relate to our continued effort to align with the TCFD recommendations. This applies to embedding climate change considerations into our strategy through our net-zero commitment, our sustainable financing efforts and the launch of our inaugural transition fund. In addition, in 2021 we also undertook a climate risk assessment to better understand the potential physical and transition risks, as well as opportunities, across all our businesses. We are leveraging those results to identify ways to improve our approach to climate change mitigation and adaptation and continue to integrate these considerations into our business and investment strategies.
Finally, we continue to align our business with the TCFD recommendations and are targeting to publish TCFD disclosures for the 2022 fiscal year in 2023.
SOCIAL
Diversity, Equity and Inclusion
We recognize that our people drive our success. Developing our 2,300 asset management employees and ensuring their continued engagement is one of our top priorities. We aim to create an environment that is built on strong relationships and conducive to developing our workforce, and where individuals from diverse backgrounds can thrive. In 2021, we continued to work on ensuring that our talent attraction and retention efforts and our diversity, equity and inclusion efforts are in line with best practices.
Our approach to diversity, equity and inclusion has been deliberate and is integrated into our human capital development processes and initiatives. Specifically, over the last five years, we have more than doubled our employee population and during this period we have increased our female representation at the most senior levels of the organization by 140%; female representation among managing partners/managing directors increased from 7% to 19%, and among senior vice presidents from 15% to 33%.
Further, in 2021, we launched a global process for employees to self-identify their ethnicity. This information will assist us in identifying specific areas of focus related to increasing ethnic diversity. Our response rate in countries with more than 100 employees (U.S., Canada, Australia, the U.K. and Brazil) was 92%. These results demonstrate our current state of diversity:

Global Ethnic Diversity Metrics

White	55%
Asian	21%
Black	4%
Hispanic	3%
Two or More Races	7%
Did Not Respond or Declined to Self-Identify	10%
Having a diverse workforce reinforces our culture of collaboration and strengthens our ability to develop team members and maintain an engaged workforce. We seek to foster a diverse and inclusive workplace by ensuring our leaders understand their role in creating an inclusive environment and by maintaining a focus on disciplined talent management processes that seek to mitigate the impact of unconscious bias. We believe that these priorities are foundational to our success in enhancing diversity and inclusion within our workplace, where career advancement is
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directly tied to performance and to alignment with our values of making decisions with intense collaboration and a long-term focus.
Occupational Health and Safety
Occupational health and safety continues to be integral to how we manage our businesses. As health and safety risk varies across industries, sectors, and the nature of operations, we emphasize the importance of our operating businesses having direct accountability and responsibility for managing and reporting risks within their operations, with Brookfield providing support and strategic oversight at the business’ board (or similarly situated governance body.) For details on our health and safety framework, as it relates to our operating businesses, please refer to Brookfield’s latest ESG report.
Human Rights and Modern Slavery
Our approach to addressing modern slavery is designed to be commensurate with the risks we face, which vary based on jurisdiction, industry and sector. In 2021, we expanded our U.K. modern slavery and human trafficking policy to a global modern slavery policy that covers all Brookfield entities and provides guidance on measures to prevent and detect modern slavery. In addition, we have several other policies and procedures that provide guidance on the identification of modern slavery risks and the steps to be taken to mitigate these risks. These include our Code of Conduct, Vendor Management Guidelines, ESG Due Diligence Guidelines, ABC Program, Anti-Money Laundering Program and Whistleblowing Program. Our portfolio companies’ senior management teams are each responsible for identifying and managing the modern slavery and human rights risks for their individual businesses.
Employees in certain jurisdictions and functions receive modern slavery training as part of the onboarding process and access ongoing training, as necessary. In particular, we regularly train employees involved in higher-risk functions, such as procurement. We also encourage employees, suppliers and business partners to report concerns in accordance with our Whistleblowing Policy.
We are cognizant of the fact that the risks of modern slavery and human trafficking are complex and evolving, and we will continue to work on addressing these risks in our business.
COVID-19 Update
The pandemic placed high demands on all of our people, requiring close coordination across the organization, increased communication with investors and employees, and deep engagement with communities and other stakeholders around the world. Over this period, our experience reinforced for us what we consider to be the core strengths of Brookfield: adhering to a business model that supports resilience, keeping a long-term perspective—especially during periods of uncertainty and volatility—maintaining a collaborative corporate culture, and putting our assets and resources to good use for the community. It will likely take years to understand the full extent of the pandemic’s global impact; however, we believe that we have emerged more resilient, more flexible and, in some ways, more connected than ever.
GOVERNANCE
We recognize that strong governance is essential to sustainable business operations, and we aim to conduct our business according to the highest ethical and legal standards.
Proxy Voting Guidelines
In 2021, Brookfield formally established Proxy Voting Guidelines, which apply when Brookfield votes proxies for its own accounts and those of its clients. These guidelines ensure that we vote in our investors’ best interests, in accordance with any applicable proxy voting agreements and consistent with the investment mandate. While our public securities holdings are modest relative to our assets under management, we considered it important to formally record the variety of ESG factors that we assess in determining whether voting a proxy is in the client’s best interests, including gender equality, board diversity, ecology and sustainability, climate change, ethics, human rights,
2021 ANNUAL REPORT    39

and data security and privacy. As part of our Proxy Voting Guidelines, Brookfield has created a Proxy Voting Committee that comprises senior executives across Brookfield and oversees proxy voting across our holdings.
ESG Regulation
We aim to uphold strong governance practices, and we actively monitor proposed and evolving ESG legislation, regulation and market practices in all jurisdictions in which we operate. This includes, for example, the EU Sustainable Finance Disclosure Regulation and EU Taxonomy Regulation as well as the newly announced International Sustainability Standards Board. We seek to continuously improve and refine our processes by actively participating in the development and implementation of new industry standards and best practices.
Data Privacy and Cybersecurity
Data privacy and cybersecurity remain key ESG focus areas for us. In 2022, we undertook initiatives to further enhance our data protection and threat-intelligence capabilities, and we worked on improving our processes for third-party risk management. We review and update our cybersecurity program annually and conduct regular external-party assessments of our program maturity based on the NIST Cybersecurity Framework. The results of the NIST Cybersecurity Maturity Assessment conducted in 2021 validated the strength of our program. Finally, in addition to continued mandatory cybersecurity education for all employees, we enhanced our phishing simulations to include social engineering.
ESG Affiliations and Partnerships
Finally, we continue to align our business practices with leading frameworks for responsible investing and are an active participant in industry forums and other organizations. We are a signatory to the United Nations-supported Principles for Responsible Investment (“PRI”), which demonstrates our ongoing commitment to responsible investment and ESG best practices. As a participant in organizations like the PRI, the TCFD and NZAM, we are committed to ongoing engagement and stewardship and the promotion of leading ESG practices—both with our portfolio companies and with the broader asset management industry—that are designed to enhance the value of our assets and businesses. In addition, through our membership in these organizations and other industry forums, we remain actively involved in discussions aimed at advancing ESG awareness across private and public markets and enhance our reporting and protocols in line with evolving best practices.
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PART 2
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS. Starting on page 55 we provide an overview of our fair value accounting process and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS used to determine whether or not an investment should be consolidated.
OVERVIEW
During 2021, our operating performance was strong, with most of our businesses generating solid financial results. The market environment was strong and continues to get stronger in most, if not all, of the key markets that we operate in.
Net income was $12.4 billion in the current year, with $4.0 billion attributable to common shareholders ($2.39 per share) and the remaining income attributable to non-controlling interests.
The $11.7 billion increase in consolidated net income and the $4.1 billion increase in net income attributable to common shareholders were primarily attributable to:
•fair value gains of $5.2 billion compared to a loss of $1.4 billion in the prior year, primarily driven by valuation gains on our investment properties;
•an increase in equity accounted income of $2.5 billion from valuation gains on investment properties held in our equity accounted investments; and
•contributions from acquisitions during the year and same-store1 growth across our operations; partially offset by
•income tax expense of $2.3 billion compared to $837 million in 2020, predominantly attributable to an increase in tax rates in the U.K. and Colombia, higher taxable income relative to the prior year and the tax impact of the aforementioned fair value uplifts; and
•higher depreciation expense primarily as a result of recent acquisitions.
Our consolidated balance sheet primarily increased as a result of assets acquired, net of liabilities. Further increases relate to net valuation gains and revaluations of our investment properties and property, plant and equipment (“PP&E”) primarily within our Real Estate and Renewable Power and Transition segments. Equity accounted investments also increased due to additions and our share of comprehensive income generated in those businesses. These increases were partially offset by dispositions during the year of our West Fraser Timber Co. (“West Fraser”)1 shares, other financial assets and a portfolio of investment properties.
1.See definition in Glossary of Terms beginning on page 136.
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INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for 2021, 2020 and 2019:

FOR THE YEARS ENDED DEC. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)				Change
	2021	2020	2019	2021 vs. 2020	2020 vs. 2019
Revenues	$75,731	$62,752	$67,826	$12,979	$(5,074)
Direct costs[1]	(64,000)	(53,177)	(57,604)	(10,823)	4,427
Other income and gains	3,099	785	1,285	2,314	(500)
Equity accounted income (loss)	2,451	(79)	2,498	2,530	(2,577)
Expenses
Interest	(7,604)	(7,213)	(7,227)	(391)	14
Corporate costs	(116)	(101)	(98)	(15)	(3)
Fair value changes	5,151	(1,423)	(831)	6,574	(592)
Income tax expense	(2,324)	(837)	(495)	(1,487)	(342)
Net income	12,388	707	5,354	11,681	(4,647)
Non-controlling interests	(8,422)	(841)	(2,547)	(7,581)	1,706
Net income (loss) attributable to shareholders	$3,966	$(134)	$2,807	$4,100	$(2,941)
Net income (loss) per share[2]	$2.39	$(0.12)	$1.73	$2.51	$(1.85)
1.During the fourth quarter of 2021, the company reclassified $6.4 billion of depreciation and amortization, which were previously presented as a separate line item, to direct costs. Prior period amounts were also adjusted to reflect this change, which resulted in an increase to direct costs by $5.8 billion and $4.9 billion for the years ended December 31, 2020 and 2019, respectively, with equal and offsetting decreases to depreciation and amortization. This reclassification had no impact on revenues, net income, or basic and diluted earnings per share.
2.Adjusted to reflect the three-for-two stock split effective April 1, 2020.

2021 vs. 2020
Revenues for the year were $75.7 billion, an increase of $13.0 billion or 21% compared to 2020, primarily due to the recovery from the pandemic related economic shutdowns in 2020, including:
•higher volumes and prices at our road fuels and our advanced energy storage operations within our Private Equity segment. Included within revenues and direct costs of our road fuels operation are import duties that are passed through to their customers;
•higher occupancy at our hospitality and core portfolios within our Real Estate segment;
•additional contributions from our wind assets and our gas storage business in our Renewable Power and Transition and Infrastructure segments, respectively, as a result of higher realized market prices and operational strength through the extreme weather conditions experienced in the U.S. during the first quarter of 2021; and
•revenues from acquisitions during the year, net of the absence of contributions from businesses fully or partially sold; partially offset by
•lower generation at our hydroelectric facilities in North America in our Renewable Power and Transition segment, as well as lower revenues at our offshore oil services operations in our Private Equity segment.
A discussion of the impact on revenues and net income from recent acquisitions and dispositions can be found on page 45.
Direct costs increased by 20% or $10.8 billion primarily due to:
•the aforementioned higher volumes and prices at our road fuels operation in our Private Equity segment, as well as incremental costs associated with organic growth initiatives at our Infrastructure segment;
•an increase in depreciation and amortization expense due to an increase in the carrying value of our PP&E from the impact of revaluation gains as part of our year-end revaluation process; and

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•higher direct costs related to recent acquisitions, net of dispositions; partially offset by
•cost saving initiatives across our businesses.
Other income and gains of $3.1 billion primarily relate to the sale of our Canadian and U.S. district energy operations in our Infrastructure segment.
Equity accounted income increased by $2.5 billion primarily due to:
•valuation gains in our retail and office portfolios held in our equity accounted investments; and
•strong operating performance at Oaktree Capital Management (“Oaktree”)1; partially offset by
•the absence of contributions from Norbord Inc. (“Norbord”)1 after our investment was converted into West Fraser’s shares as part of the West Fraser — Norbord strategic business combination. Since the first quarter of 2021, our interest in West Fraser has been accounted for as a financial asset.
Interest expense of $7.6 billion increased by $391 million due to additional borrowings associated with acquisitions, partially offset by the impact of dispositions and the refinancing of debt across our operations.
We recorded fair value gains of $5.2 billion, compared to losses of $1.4 billion in the prior year, primarily as a result of valuation gains on our LP investments, partially offset by valuation losses of certain retail portfolios across our real estate business. Refer to pages 46 and 47 for a discussion on fair value changes.
We recorded an income tax expense of $2.3 billion for the year compared to $837 million in the prior year mainly due to an increase in tax rates in the U.K. and Colombia, higher taxable income and the tax impact of the aforementioned fair value uplifts.
2020 vs. 2019
Revenues decreased by $5.1 billion in 2020 primarily due to the impact of the economic shutdowns, including lower volumes and lower contributions at our road fuels operations and our construction operations within our Private Equity segment, respectively. These decreases also related to lower revenues at our hospitality assets within our Real Estate segment as a result of reduced occupancy levels, partially offset by a full year of contributions from acquisitions completed in 2019, including businesses acquired within our Private Equity segment, and acquisitions completed in 2020. Furthermore, the benefits of organic growth within our Infrastructure segment, net of the foreign exchange impact, contributed to our revenues in 2020.
Direct costs decreased by $4.4 billion in 2020 due to the aforementioned lower volumes at our road fuels operations and cost saving initiatives across a number of our businesses. These decreases were partially offset by higher direct costs related to recent acquisitions, net of dispositions, incremental costs associated with organic growth initiatives at our operations and an increase in depreciation and amortization expense, due to an increase in the carrying value of our PP&E from the impact of revaluation gains as part of our year-end revaluation process.
Other income and gains of $785 million in 2020 primarily relate to the sales of our cold storage logistics business and the pathology business within our healthcare service operations in our Private Equity segment, as well as the sale of our self-storage business in our Real Estate segment.
Equity accounted income decreased from $2.5 billion to a loss of $79 million. This decrease primarily related to valuation losses in our real estate retail portfolio as a result of adjusted discounted cash flows in light of the economic shutdown, partially offset by a deferred tax recovery at our Brazilian data center operations in our Infrastructure segment and strong operating performance at Norbord.

1.See definition in Glossary of Terms beginning on page 136.
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Interest expense of $7.2 billion remained consistent in 2020 versus 2019 as the benefits from lower interest rates on issued borrowings and our variable rate debt held at our real estate operations were partially offset by additional interest expense paid on new debt offerings.
We recorded fair value losses of $1.4 billion in 2020, compared to $831 million in 2019, primarily as a result of:
•valuation losses due to revised valuation assumptions, including rental growth and leasing assumptions, in our retail and office portfolios; partially offset by
•valuation gains in our LP investments portfolio, including our life sciences portfolio held within our Real Estate segment.
Income tax expense increased by $342 million to $837 million in 2020, primarily due to the absence of the 2019 deferred income tax recovery of $475 million, related to the recognition of deferred tax assets due to the projected utilization of net operating loss carryforwards.

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SIGNIFICANT ACQUISITIONS AND DISPOSITIONS
We have summarized below the impact of recent significant acquisitions and dispositions on our results for 2021:

	Acquisitions		Dispositions
FOR THE YEAR ENDED DEC. 31, 2021 (MILLIONS)	Revenue	Net Income (Loss)	Revenue	Net Income (Loss)
Renewable Power and Transition	$205	$24	$(89)	$48
Infrastructure	1,929	171	(511)	(39)
Private Equity	1,678	(12)	(1,183)	(413)
Real Estate	682	468	(478)	(907)
	$4,494	$651	$(2,261)	$(1,311)
ACQUISITIONS
Acquisitions in 2021 and 2020 contributed incremental revenues and net income of $4.5 billion and $651 million, respectively, in the current year.
Renewable Power and Transition
Within our Renewable Power and Transition segment, recent acquisitions contributed to incremental revenues and net income of $205 million and $24 million, respectively. These contributions were primarily due to the acquisitions of a distributed generation platform and a wind portfolio in the U.S. in the first quarter of 2021.
Infrastructure
Recent acquisitions contributed incremental revenues of $1.9 billion and net income of $171 million. These contributions were primarily from Inter Pipeline Ltd. (“IPL”)1 which was acquired in 2021, as well as our Indian telecom towers operation and our U.S. LNG export terminal, which were both acquired in the third quarter of 2020.
Private Equity
Within our Private Equity segment, recent acquisitions contributed to incremental revenues of $1.7 billion and net loss of $12 million. These contributions and net loss were primarily from acquisitions of a technology services operation, a solar power solutions operation and an engineered components manufacturer in the first, third and fourth quarter of 2021, respectively.
Real Estate
Recent acquisitions contributed incremental revenues of $682 million and net income of $468 million. These contributions were primarily from the acquisition of hospitality assets made through our Brookfield Strategic Real Estate Partners III fund (“BSREP III”)1.
DISPOSITIONS
Recent asset sales reduced revenues and net income by $2.3 billion and $1.3 billion, respectively, in the current year. The assets that most significantly impacted our results were the dispositions of our life science portfolio in our Real Estate segment and our North American district energy operations in our Infrastructure segment, as well as the partial dispositions of our graphite electrode operations in our Private Equity segment and our Australian export terminal in our Infrastructure segment.

1.    See definition in Glossary of Terms beginning on page 136.
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FAIR VALUE CHANGES
The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020	Change
Investment properties	$5,073	$(269)	$5,342
Transaction related gains, net of expenses	714	20	694
Financial contracts	984	686	298
Impairment and provisions	(654)	(808)	154
Other fair value changes	(966)	(1,052)	86
Total fair value changes	$5,151	$(1,423)	$6,574
INVESTMENT PROPERTIES
Investment properties are recorded at fair value with changes recorded in net income. We present the investment properties of our Real Estate segment within three sub-segments. The sub-segments are based on our strategy to maintain an irreplaceable portfolio of trophy mixed-use precincts in global gateway cities (“Core”), maximize returns through a development or buy-fix-sell strategy (“Transitional and Development”), or recycle capital from our private funds (“LP Investments”).
The following table disaggregates investment property fair value changes by asset type:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020	Change
Core	$(174)	$(345)	$171
Transitional and Development	(259)	(1,433)	1,174
LP Investments and Other	5,506	1,509	3,997
	$5,073	$(269)	$5,342
We discuss the key valuation inputs of our investment properties on pages 102 and 103.
Core
Valuation losses of $174 million are mainly due to lower cash flow and leasing assumptions on certain retail assets, as well as changes in market leasing assumptions on our downtown New York office portfolio. These losses were partially offset by valuation gains at our office portfolio in Canada.
Valuation losses of $345 million in the prior year were primarily due to changes to leasing assumptions as a result of the impacts from the pandemic related economic shutdowns in our downtown New York office portfolio, partially offset by gains as certain assets neared completion and met development milestones at our London and Toronto office portfolios, respectively.
Transitional and Development
Valuation losses of $259 million primarily relate to:
•valuation losses on retail assets due to updated leasing and cash flow assumptions; partially offset by
•an increase in values on certain office assets in Australia as a result of higher external appraisal values.
Valuation losses of $1.4 billion in the prior year were primarily related to changes in assumptions on a space-by-space basis to reflect the impacts of the pandemic related economic shutdowns.
LP Investments and Other
Valuation gains of $5.5 billion primarily relate to:
•an increase in values of our U.S. manufactured housing business as a result of higher external appraisals;
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•capitalization rate compression in our multi-family assets mainly within our Forest City Realty Trust Inc. (“Forest City”)1 portfolio and our U.S. multi-family REIT;
•fair value uplifts at our mixed-use property in Seoul to reflect higher comparable market pricing;
•a higher valuation at our Australian senior living business due to an increase in unit prices, as well as increased market rent assumptions at our U.S. logistics portfolio; and
•an increase in operating income at our U.K. student housing business due to improved cash flows; partially offset by
•valuation losses on certain retail assets in the U.S. as a result of changes to cash flow assumptions.
In the prior year, valuation gains of $1.5 billion were primarily due to gains on our life science assets in our Forest City portfolio, our mixed-use property in China, our Brazil office portfolio, our U.K. student housing portfolio and our U.S. manufactured housing portfolio. These gains were partially offset by updated cash flow assumptions on our retail and office assets as a result of the impact of the pandemic related economic shutdown.
TRANSACTION RELATED GAINS, NET OF EXPENSES
Transaction related gains, net of expenses, totaled $714 million for the year. This was primarily due to a gain on the deconsolidation of our investment in our graphite electrode operations, within our Private Equity segment. This gain was partially offset by transaction costs related to recent acquisitions, as well as restructuring costs incurred in our Private Equity segment.
The prior year transaction related gains, net of expenses, of $20 million primarily relate to restructuring gains at our Infrastructure and Private Equity segments, partially offset by the early redemption of debt across a number of our businesses and transaction costs related to acquisitions.
FINANCIAL CONTRACTS
Financial contracts include mark-to-market gains and losses related to foreign currency, interest rate and pricing exposures that are not designated as hedges.
The gain of $984 million in 2021 is primarily attributable to gains on our toehold positions in our Infrastructure and Real Estate businesses, as well as fair value gains on our venture investments. These gains were partially offset by the mark-to-market movement on short-term financial contracts to hedge power prices in our Renewable Power and Transition business.
Unrealized gains of $686 million in the prior year primarily related to gains on our financial contracts in our Private Equity segment and mark-to-market movements on market and currency hedges, partially offset by losses on interest rate and cross-currency swaps, which did not qualify for hedge accounting.
IMPAIRMENT PROVISIONS
Impairment and provisions expense for the year of $654 million is primarily attributable to the impairment of PP&E and goodwill in our offshore oil services operations and provisions taken at our advanced energy storage operations within our Private Equity segment. In addition, legal provisions at our Brazil residential development business are included in this balance.
OTHER FAIR VALUE CHANGES
Other fair value losses of $1.0 billion were reported for the year. These losses primarily relate to accretion expenses and amortization of deferred financing fees across most operations. The remainder of the losses are various one-time charges across our segments.

1.    See definition in Glossary of Terms beginning on page 136.
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INCOME TAXES
We recorded an aggregate income tax expense of $2.3 billion in 2021 (2020 – $837 million), including current tax expenses of $1.1 billion (2020 – $756 million) and deferred tax expense of $1.2 billion (2020 – $81 million).
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

FOR THE YEARS ENDED DEC. 31	2021	2020	Change
Statutory income tax rate	26%	26%	—%
(Reduction) increase in rate resulting from:
Portion of gains subject to different tax rates	(3)	(10)	7
Change in tax rates and new legislation	3	12	(9)
Taxable income attributed to non-controlling interests	(10)	(31)	21
International operations subject to different tax rates	(1)	52	(53)
Recognition of deferred tax assets	(2)	(10)	8
Non-recognition of the benefit of current year’s tax losses	2	8	(6)
Other	1	7	(6)
Effective income tax rate	16%	54%	(38%)
The increase in income tax expense is primarily attributed to higher net income generated in 2021. This year, we recorded realized disposition gains1 that were subject to tax rates that were different compared to our statutory income tax rate. This contributed to a 3% reduction in our effective tax rate. This reduction was offset by a non-recurring deferred tax expense due to an increase in tax rates in jurisdictions we operate in, which increased our effective tax rate by 3%.
As an asset manager, many of our operations are held in partially owned “flow-through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings include income attributable to non-controlling ownership interests in these entities, our consolidated tax provision includes only our proportionate share of the associated tax provision of these entities. In other words, we are consolidating all the net income, but only our share of the associated tax provision. This reduced our effective tax rate by 10% this year.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates resulted in a 1% decrease in our effective tax rate this year. The difference will vary from period to period depending on the relative proportion of income in each country.

1.See definition in Glossary of Terms beginning on page 136.
48    BROOKFIELD ASSET MANAGEMENT

BALANCE SHEET ANALYSIS
The following table summarizes the statement of financial position of the company as at December 31, 2021, 2020 and 2019:

				Change
AS AT DEC. 31 (MILLIONS)	2021	2020	2019	2021 vs. 2020	2020 vs. 2019
Assets
Property, plant and equipment	$115,489	$100,009	$89,264	$15,480	$10,745
Investment properties	100,865	96,782	96,686	4,083	96
Equity accounted investments	46,100	41,327	40,698	4,773	629
Cash and cash equivalents	12,694	9,933	6,778	2,761	3,155
Accounts receivable and other	21,760	18,928	18,469	2,832	459
Intangible assets	30,609	24,658	27,710	5,951	(3,052)
Goodwill	20,227	14,714	14,550	5,513	164
Other assets	43,259	37,345	29,814	5,914	7,531
Total assets	$391,003	$343,696	$323,969	$47,307	$19,727
Liabilities
Corporate borrowings	$10,875	$9,077	$7,083	$1,798	$1,994
Non-recourse borrowings of managed entities	165,057	139,324	136,292	25,733	3,032
Other non-current financial liabilities	27,718	28,524	23,997	(806)	4,527
Other liabilities	52,612	44,129	39,751	8,483	4,378
Equity
Preferred equity	4,145	4,145	4,145	—	—
Non-controlling interests	88,386	86,804	81,833	1,582	4,971
Common equity	42,210	31,693	30,868	10,517	825
Total equity	134,741	122,642	116,846	12,099	5,796
	$391,003	$343,696	$323,969	$47,307	$19,727
2021 vs. 2020
Total assets increased by $47.3 billion since December 31, 2020 to $391.0 billion as at December 31, 2021. The increase is driven by business combinations and asset acquisitions, which added total assets of $62.8 billion during the year. Net valuation gains recognized on our PP&E during the year also contributed to the increase in total assets. These increases were partially offset by amortization and depreciation as well as assets sold during the year.

2021 ANNUAL REPORT    49

We have summarized the impact of business combinations as well as equity accounted investment, investment properties and PP&E additions for the year ended December 31, 2021 in the table below:

FOR THE YEAR ENDED DEC. 31, 2021 (MILLIONS)	Private Equity	Infrastructure	Real Estate	Renewable Power and Transition and Other	Total
Cash and cash equivalents	$288	$217	$78	$3	$586
Accounts receivable and other	826	455	104	100	1,485
Inventory	690	23	2	6	721
Equity accounted investments	1,360	—	3,104	1,505	5,969
Investment properties	—	106	14,408	31	14,545
Property, plant and equipment	3,984	11,504	4,212	4,847	24,547
Intangible assets	4,535	3,734	67	—	8,336
Goodwill	3,960	2,400	113	118	6,591
Deferred income tax assets	6	9	—	—	15
Total Assets	15,649	18,448	22,088	6,610	62,795
Less:
Accounts payable and other	(1,811)	(3,271)	(131)	(188)	(5,401)
Non-recourse borrowings	(132)	(6,698)	(1,452)	(975)	(9,257)
Deferred income tax liabilities	(1,215)	(1,430)	(113)	—	(2,758)
Non-controlling interests[1]	(22)	(156)	(3)	(2)	(183)
	(3,180)	(11,555)	(1,699)	(1,165)	(17,599)
Net assets acquired	$12,469	$6,893	$20,389	$5,445	$45,196
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
We have summarized below the major contributors to the year-over-year variances for the statement of financial position.
PP&E increased by $15.5 billion primarily as a result of:
•additions of $24.5 billion, primarily related to the acquisition of IPL in our Infrastructure segment; and
•revaluation surplus of $6.1 billion with the majority of the increase attributable to our Renewable Power and Transition segment, which benefited from higher power prices across most markets in which we operate and the expected growth in demand for renewable power; partially offset by
•dispositions and assets reclassified as held for sale of $7.1 billion, most notably from the sales of our North American district energy operations within our Infrastructure segment, wind portfolios in the U.S. and Europe within our Renewable Power and Transition segment, and mixed-use and hospitality assets within our Real Estate segment;
•depreciation of $5.0 billion in the year; and
•the adverse impact of foreign currency translation of $2.2 billion.
We provide a continuity of PP&E in Note 12 of the consolidated financial statements.

50    BROOKFIELD ASSET MANAGEMENT

Investment properties consist primarily of the company’s real estate assets. The balance as at December 31, 2021 increased by $4.1 billion, primarily due to:
•additions of $14.5 billion, mainly through the purchase of investment properties within our real estate funds; and
•net valuation gains of $5.1 billion, primarily driven by valuation gains on our LP investments; partially offset by
•asset sales and reclassifications to assets held for sale of $15.0 billion, primarily in our real estate funds; and
•the negative impact of foreign currency translation of $1.1 billion.
We provide a continuity of investment properties in Note 11 of the consolidated financial statements.
Equity accounted investments increased by $4.8 billion to $46.1 billion in the current year, mainly due to:
•additions of $4.0 billion, net of dispositions, primarily due to the acquisition of an additional interest in our German Office portfolio within our Real Estate segment, the spin-out of our reinsurance business, and the change in accounting basis of our interest in our graphite electrode operations within our Private Equity segment, as a result of the partial sale of our stake in the business in 2021; and
•our proportionate share of comprehensive income of $3.4 billion; partially offset by
•distributions and returns of capital received of $2.0 billion; and
•foreign currency translation and other items of $668 million.
We provide a continuity of equity accounted investments in Note 10 of the consolidated financial statements.
Cash and cash equivalents increased by $2.8 billion as at December 31, 2021. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Increases of $6.0 billion and $5.5 billion in our intangible assets and goodwill balances, respectively, are related to additions from acquisitions, net of dispositions, primarily in our Infrastructure and Private Equity segments, partially offset by the amortization of certain intangible assets.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The increase of $5.9 billion is primarily a result of:
•an increase in assets held for sale of $6.0 billion largely attributable to the reclassification of our office assets and other properties within our Real Estate segment to held for sale, partially offset by the derecognition of our investment in Norbord within our Private Equity segment in the first quarter of 2021; and
•an increase in inventory of $1.1 billion mainly due to the acquisition of our engineered components manufacturer and increased prices and inventory at our advanced energy storage operations within our Private Equity segment; partially offset by
•a decrease in other financial assets of $1.2 billion as a result of the sale of a portion of our securities portfolio and toehold positions during the year.
Corporate borrowings increased by $1.8 billion from the $600 million green bond issuance and $250 million re-opening of our 2051 notes during the year, in addition to net draws of $912 million of commercial paper issuances and credit facility draws.
Non-recourse borrowings of managed entities increased by $25.7 billion, net of borrowings reclassified to held for sale, largely attributable to recent acquisitions across our business segments.

2021 ANNUAL REPORT    51

Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due after one year. The decrease of $806 million was primarily due to a decrease in insurance contract liabilities as a result of the deconsolidation of our annuities business as part of the Brookfield Asset Management Reinsurance Partners Ltd. (“BAMR”)1 spin-out in the second quarter of 2021.
The increase of $8.5 billion in other liabilities, was primarily due to the increase in deferred income tax liabilities mainly as a result of acquisitions completed in the year, the aforementioned fair value uplifts in our Real Estate segment and revaluation of PP&E in our Renewable Power and Transition segment. Refer to Part 4 – Capitalization and Liquidity for more information.
2020 vs. 2019
Consolidated assets as at December 31, 2020 were $343.7 billion, compared to $324.0 billion as at December 31, 2019. Year-over-year increases were primarily due to business combinations and asset acquisitions completed in 2020, as well as net valuation gains recognized on our PP&E. These increases were partially offset by assets sold in 2020.
PP&E increased by $10.7 billion in 2020 primarily as a result of acquisitions completed across our segments and revaluation gains largely in our Renewable Power and Transition segment. These increases were partially offset by depreciation and the deconsolidation of our hospitality investments and other businesses in 2020.
Investment properties were $96 million higher at the end of 2020 compared to 2019 primarily due to capital expenditures, the purchase of investment properties and the positive impact of foreign currency translation. These increases were partially offset by asset sales, including a self-storage portfolio and an office asset in London within our Real Estate segment, as well as reclassifications to assets held for sale.
Equity accounted investments were $41.3 billion as at December 31, 2020, an increase of $629 million compared to 2019. The increase was mainly due to the acquisition of an interest in the work access services operation and the U.S. LNG export terminal within our Private Equity and Infrastructure segments, respectively. In addition, the increase was due to our proportionate share of the comprehensive income in 2020. These increases were partially offset by the reclassification of our interest in Norbord to held for sale, as well as distributions and returns of capital received.
Cash and cash equivalents increased by $3.2 billion as at December 31, 2020 compared to 2019 primarily due to net proceeds from corporate debt issuances, the secondary offerings of BEP units, BEPC and BIPC shares, as well as cash received from asset sales. These items were partially offset by cash used in business combinations completed in 2020.
Intangible assets decreased by $3.1 billion due to the impact of foreign currency translation and amortization, partially offset by additions from acquisitions in our Infrastructure segment in 2020. Goodwill increased by $164 million due to the acquisition of new businesses, partially offset by the sale of the pathology business in our healthcare services operation in 2020.
Other assets increased by $7.5 billion primarily as a result of strategic investments acquired and opportunistic financial asset positions entered into across most of our segments in 2020, as well as an increase in assets held for sale mainly attributable to the reclassification of retail and office assets within our Real Estate segment and our equity investment in Norbord within our Private Equity segment. These items were partially offset by the sale of the Australian portion of our rail operation and a Colombian regulated distribution operation within our Infrastructure segment in 2020.

1.See definition in Glossary of Terms beginning on page 136.
52    BROOKFIELD ASSET MANAGEMENT

Corporate borrowings increased by $2.0 billion due to issuances of a $600 million 30-year note, a $750 million 10-year note, a $500 million 31-year note and a $400 million 60-year note in 2020. These were partially offset by a repayment of a $251 million (C$350 million) note in 2020.
Non-recourse borrowings increased by $3.0 billion in 2020 as a result of an increase in subsidiary borrowings across the businesses to take advantage of the low interest rate environment to strengthen liquidity, as well as an increase in property-specific borrowings mainly related to the aforementioned acquisitions in 2020.
Other non-current financial liabilities increased by $4.5 billion in 2020 primarily due to the aforementioned acquisitions in 2020 as well as an increase in lease obligations in our Real Estate segment.
Other liabilities increased by $4.4 billion in 2020 primarily attributable to an increase in financial liabilities associated with hedges in our Infrastructure segment as well as liabilities associated with assets held for sale in our Real Estate segment.
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EQUITY
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 – Capitalization and Liquidity.
COMMON EQUITY
The following table presents the major contributors to the year-over-year variances for common equity:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Common equity, beginning of year	$31,693	$30,868
Changes in year
Net income (loss) attributable to shareholders	3,966	(134)
Common dividends	(800)	(726)
Common dividends - special distribution	(538)	—
Preferred dividends	(148)	(141)
Other comprehensive income	1,844	818
Share issuances, net of repurchases	2,813	(270)
Ownership changes and other	3,380	1,278
	10,517	825
Common equity, end of year	$42,210	$31,693
Common equity increased by $10.5 billion to $42.2 billion during the year. The change includes:
•net income attributable to common shareholders of $4.0 billion;
•ownership changes and other of $3.4 billion primarily related to gains recorded directly in equity associated with the privatization of BPY, a secondary offering of BEPC shares, issuances of BIPC shares, and the partial sell-down of our graphite electrode operations;
•share issuances, net of repurchases, of $2.8 billion, primarily related to the issuance of 60.9 million Class A Limited Voting Shares (“Class A shares”) as part of the BPY privatization, net of the repurchase of 9.7 million Class A shares for the year;
•other comprehensive income of $1.8 billion, consisting of gains from revaluation surplus and other of $2.2 billion, primarily attributable to valuation gains on our PP&E within our Renewable Power and Transition and Infrastructure segments, partially offset by foreign currency translation of $318 million; and
•the above items were somewhat offset by distributions of $1.5 billion to shareholders as common and preferred share dividends, including the $538 million distribution as part of the spin-out of our reinsurance business in the second quarter of 2021.
NON-CONTROLLING INTERESTS
Non-controlling interests in our consolidated results primarily consist of third-party interests in BEP, BIP, BBU, BPG and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT DEC. 31 (MILLIONS)	2021	2020
Brookfield Renewable	$19,355	$17,194
Brookfield Infrastructure	23,695	19,753
Brookfield Business Partners	10,197	9,162
Brookfield Property Group	28,064	33,345
Other participating interests	7,075	7,350
	$88,386	$86,804
54    BROOKFIELD ASSET MANAGEMENT

Non-controlling interests increased by $1.6 billion during the year, primarily due to:
•comprehensive income attributable to non-controlling interests, which totaled $11.8 billion; and
•an increase in non-controlling interests as a result of acquisitions, primarily attributable to IPL in the third quarter of 2021; partially offset by
•a decrease in non-controlling interests related to the privatization of BPY in the third quarter of 2021; and
•distributions, net of equity issuances, of $5.7 billion.
CONSOLIDATION AND FAIR VALUE ACCOUNTING
As a Canadian domiciled public corporation, we report under IFRS, while many of our alternative asset manager peers report under U.S. GAAP. There are many differences between U.S. GAAP and IFRS, but the two principal differences affecting our consolidated financial statements compared to those of our peers are consolidation and fair value accounting.
In particular, U.S. GAAP allows some of our alternative asset manager peers to report certain investments, which qualify as variable interest entities, at fair value on one line in their balance sheet on a net basis as opposed to consolidating the funds. This approach is not available under IFRS. This can create significant differences in the presentation of our financial statements as compared to our alternative asset manager peers.
CONSOLIDATION
Our consolidation conclusions under IFRS may differ from our peers who report under U.S. GAAP for two primary reasons:
•U.S. GAAP uses a voting interest model or a variable interest model to determine consolidation requirements, depending on the circumstances, whereas IFRS uses a control-based model. We generally have the contractual ability to unilaterally direct the relevant activities of our funds; and
•we generally invest significant amounts of capital alongside our investors and partners, which, in addition to our customary management fees and incentive fees, means that we earn meaningful returns as a principal investor in addition to our asset management returns compared to a manager who acts solely as an agent.
As a result, in many cases, we control entities in which we hold only a minority economic interest. For example, a Brookfield-sponsored private fund to which we have committed 30% of the capital may acquire 60% of the voting interest in an investee company. The contractual arrangements generally provide us with the irrevocable ability to direct the funds’ activities. Based on these facts, we would control the investment because we exercise decision-making power over a controlling interest of that business and our 18% economic interest provides us with exposure to the variable returns of a principal.
All entities that we control are consolidated for financial reporting purposes. As a result, we include 100% of these entities’ revenues and expenses in our Consolidated Statements of Operations, even though a substantial portion of their net income is attributable to non-controlling interests. Furthermore, we include all of the assets, liabilities, including non-recourse borrowings, of these entities in our Consolidated Balance Sheets, and include the portion of equity held by others as non-controlling interests.
Intercompany revenues and expenses between Brookfield and its subsidiaries, such as asset management fees, are eliminated in our Consolidated Statements of Operations; however, these items affect the attribution of net income between shareholders and non-controlling interests. For example, asset management fees paid by our listed affiliates to the Corporation are eliminated from consolidated revenues and expenses. However, as the common shareholders are attributed all of the fee revenues1 while only attributed their proportionate share of the listed affiliates’ expenses, the amount of net income attributable to common shareholders is increased with a corresponding decrease in net income attributable to non-controlling interests.
1.    See definition in Glossary of Terms beginning on page 136.
2021 ANNUAL REPORT    55

FAIR VALUE ACCOUNTING
Under U.S. GAAP, many of our alternative asset manager peers account for their funds as investment companies and reflect their investments at fair value.
Under IFRS, as a parent company, we are required to look through our consolidated and equity accounted investments and account for their assets and liabilities under the applicable IFRS guidance. We reflect a large number of assets at fair value, namely our commercial properties, renewable power facilities and certain infrastructure assets which are typically recorded at amortized cost under U.S. GAAP. However, there are other assets that are not subject to fair value accounting under IFRS and are therefore carried at amortized cost, which would be more consistent with U.S. GAAP.
Under both IFRS and U.S. GAAP, the value of asset management activities is generally not reflected on the balance sheet despite being material components of the value of these businesses.
For additional details on the valuation approach for the relevant segments, critical assumptions and related sensitivities, refer to Part 5 – Accounting Policies and Internal Controls.

FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT DEC. 31	Year End Spot Rate			Change		Average Rate			Change
	2021	2020	2019	2021 vs. 2020	2020 vs. 2019	2021	2020	2019	2021 vs. 2020	2020 vs. 2019
Australian dollar	0.7262	0.7694	0.7018	(6)%	10%	0.7515	0.6908	0.6953	9%	(1)%
Brazilian real[1]	5.5804	5.1975	4.0306	(7)%	(22)%	5.3969	5.1546	3.9463	(4)%	(23)%
British pound	1.3532	1.3670	1.3255	(1)%	3%	1.3759	1.2838	1.2767	7%	1%
Canadian dollar	0.7913	0.7853	0.7699	1%	2%	0.7979	0.7464	0.7538	7%	(1)%
Colombian peso[1]	4,064.9	3,428.3	3,287.2	(16)%	(4)%	3,747.7	3,695.4	3,280.8	(1)%	(11)%
Euro	1.1370	1.2217	1.1214	(7)%	9%	1.1831	1.1416	1.1194	4%	2%
1.Using Brazilian real and Colombian peso as the price currency.
Currency exchange rates relative to the U.S. dollar at the end of 2021 were lower than December 31, 2020 for all of our significant non-U.S. dollar investments with the exception of the Canadian dollar. As at December 31, 2021, our common equity of $42.2 billion was invested in the following currencies: U.S. dollars – 55% (2020 – 58%); Brazilian reais – 6% (2020 – 8%); British pounds – 16% (2020 – 12%); Canadian dollars – 7% (2020 – 7%); Australian dollars – 6% (2020 – 7%); Colombian pesos – 1% (2020 – 2%); and other currencies – 9% (2020 – 6%).

56    BROOKFIELD ASSET MANAGEMENT

The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020	Change
Australian dollar	$(495)	$775	$(1,270)
Brazilian real	(391)	(3,215)	2,824
British pound	(127)	370	(497)
Canadian dollar	269	186	83
Colombian peso	(815)	(103)	(712)
Euro	(430)	593	(1,023)
Other	(341)	291	(632)
Total cumulative translation adjustments	(2,330)	(1,103)	(1,227)
Currency hedges[1]	441	(228)	669
Total cumulative translation adjustments net of currency hedges	$(1,889)	$(1,331)	$(558)
Attributable to:
Shareholders	$(318)	$(332)	$14
Non-controlling interests	(1,571)	(999)	(572)
	$(1,889)	$(1,331)	$(558)
1.Net of deferred income tax recovery of $21 million (2020 – income tax expense of $37 million).
The foreign currency translation of our equity, net of currency hedges, for the year ended December 31, 2021 generated a loss of $1.9 billion. This was primarily attributable to lower year end rates for the Colombian peso, Australian dollar and Euro, partially offset by gains on the higher year end and average rates for the Canadian dollar.
We seek to hedge foreign currency exposure where the cost of doing so is reasonable. Due to the high historical costs associated with hedging the Brazilian real, Colombian peso and other emerging market currencies, hedge levels against those currencies were low at year end.
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CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during 2021, 2020 and 2019, are summarized in the following table. Dividends to the Class A and B Limited Voting Shares have been adjusted to reflect a three-for-two stock split on April 1, 2020.

	Distribution per Security
	2021	2020	2019
Class A and B1 Limited Voting Shares (“Class A and B shares”)[2]	$0.52	$0.48	$0.43
Special distribution to Class A and B shares[3]	0.36	—	—
Class A Preferred Shares
Series 2	0.34	0.38	0.52
Series 4	0.34	0.38	0.52
Series 8	0.47	0.54	0.74
Series 9	0.55	0.51	0.52
Series 13	0.34	0.38	0.52
Series 15	0.12	0.24	0.46
Series 17	0.95	0.89	0.89
Series 18	0.95	0.89	0.89
Series 24	0.62	0.56	0.57
Series 25[4]	0.24	0.60	0.75
Series 26	0.69	0.65	0.65
Series 28	0.54	0.51	0.51
Series 30	0.93	0.87	0.88
Series 32	1.01	0.94	0.95
Series 34[5]	0.89	0.83	0.82
Series 36	0.97	0.90	0.91
Series 37	0.98	0.91	0.92
Series 38[6]	0.71	0.70	0.83
Series 40[7]	0.80	0.75	0.83
Series 42[8]	0.71	0.72	0.85
Series 44	1.00	0.93	0.94
Series 46	0.96	0.90	0.90
Series 48	0.95	0.89	0.90
1.Class B Limited Voting Shares (“Class B shares”).
2.Adjusted to reflect the three-for-two stock split effective April 1, 2020.
3.Distribution of one class A exchangeable limited voting share of Brookfield Asset Management Reinsurance Partners Ltd. for every 145 Class A shares and Class B shares held as of the close of business of June 18, 2021.
4.Dividend rate reset commenced the last day of each quarter. All Series 25 shares were converted into Series 24 on a one-for-one basis effective June 30, 2021.
5.Dividend rate reset commenced March 31, 2019.
6.Dividend rate reset commenced March 31, 2020.
7.Dividend rate reset commenced September 30, 2019.
8.Dividend rate reset commenced June 30, 2020.
Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.
58    BROOKFIELD ASSET MANAGEMENT

SUMMARY OF QUARTERLY RESULTS
The quarterly variances in revenues over the past two years are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of non-cash fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our Real Estate and Private Equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues, net income attributable to non-controlling interests, and the global economic shutdown.
Our Real Estate business typically generates consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our private equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials portfolio. For example, seasonality affects our contract drilling and well-servicing operations as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services, the core operating plants business of our service provider to the power generation industry generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our fuel marketing and road fuel distribution businesses, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetization and impairments.
Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing strength of the U.S. housing market and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favorable in the latter half of the year which tends to increase construction activity levels.
2021 ANNUAL REPORT    59

Our condensed statements of operations for the eight most recent quarters are as follows:

	2021				2020
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$21,787	$19,248	$18,286	$16,410	$17,088	$16,249	$12,829	$16,586
Net income (loss)	3,461	2,722	2,429	3,776	1,815	542	(1,493)	(157)
Net income (loss) to shareholders	1,118	797	816	1,235	643	172	(656)	(293)
Per share[1]
– diluted	$0.66	$0.47	$0.49	$0.77	$0.40	$0.10	$(0.43)	$(0.20)
– basic	0.69	0.49	0.51	0.79	0.41	0.10	(0.43)	(0.20)
1.Adjusted to reflect the three-for-two stock split effective April 1, 2020.
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2021				2020
FOR THE PERIODS ENDED (MILLIONS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Fair value changes	$1,980	$700	$377	$2,094	$175	$(31)	$(1,153)	$(414)
Income taxes	(516)	(717)	(547)	(544)	(243)	(225)	(5)	(364)
Net impact	$1,464	$(17)	$(170)	$1,550	$(68)	$(256)	$(1,158)	$(778)
Over the last eight quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:
•In the fourth quarter of 2021, revenues increased relative to the prior quarter due to increased contributions from recent acquisitions across our operating segments as well as same-store growth in most of our businesses. The higher net income in the quarter is primarily attributable to higher fair value gains in our Real Estate segment and lower income taxes, partially offset by lower gains from asset sale activities.
•In the third quarter of 2021, revenues increased in comparison to the prior quarter due to same-store growth in most of our businesses. The higher net income in the quarter is primarily attributable to higher fair value gains in our Real Estate segment partially offset by higher income taxes.
•In the second quarter of 2021, revenues increased in comparison to the prior quarter due to same-store growth in most of our businesses. The lower net income in the quarter as compared to the first quarter of 2021, is a result of lower fair value gains partially offset by asset sale activity within our Infrastructure segment.
•In the first quarter of 2021, revenues decreased in comparison to the prior quarter primarily due to lower same-store results due in part to seasonality across certain operating segments. The higher net income in the quarter is a result of gains from asset sale activities.
•In the fourth quarter of 2020, revenues increased in comparison to the prior quarter due to same-store growth in most of our businesses. The higher net income in the quarter is a result of gains from asset sales in the quarter as well as a positive contribution from our equity accounted investments and fair value changes.
•In the third quarter of 2020, revenues increased relative to the prior quarter due to increased contributions from recent acquisitions across our businesses. We had net income in the quarter, relative to the prior quarter’s net loss, as a result of improved performance across many of our businesses and a positive contribution from fair value changes within our consolidated investment properties, particularly within our BSREP III fund.

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•In the second quarter of 2020, our revenues decreased in comparison to the prior quarter, due to the impact of the economic shutdown for a large part of the quarter. The higher net loss in the quarter is primarily attributed to a decline in the valuation of our investment property portfolio as cash flow assumptions were adjusted downwards to reflect the impact of the shutdown.
•The decrease of revenues in the first quarter of 2020 is primarily attributable to lower same-store growth as a result of seasonality and the impact of the economic shutdown. Contributions from acquisitions across our operating segments were partially offset by recent asset sales from our Private Equity and Renewable Power and Transition segments. Net income also decreased due to unrealized fair value changes brought about by the pandemic related economic shutdowns.

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PART 3
OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
HOW WE MEASURE AND REPORT OUR OPERATING SEGMENTS
Our operations are organized into our asset management business, five operating businesses and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using FFO generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital allocated to a particular business segment which we use interchangeably with segment common equity. To further assess operating performance for our Asset Management segment we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in value of our private fund investment portfolios, net of realized carried interest.
Our operating segments are global in scope and are as follows:
i.Asset Management business includes managing our long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.
ii.Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, solar and energy transition power generating assets.
iii.Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, data and sustainable resource assets.
iv.Private Equity business includes a broad range of industries, and is mostly focused on business services, infrastructure services and industrials.
v.Real Estate business includes the ownership, operation and development of core investments, transitional and development investments, and our share of LP investments, which sit within our private funds.
vi.Residential Development business consists of homebuilding, condominium development and land development.
vii.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
In assessing operating performance and capital allocation, we separately identify the portion of FFO and common equity within our segments that relate to our perpetual affiliates (BEP, BIP, BBU, BPG). We believe that identifying the FFO and common equity attributable to our perpetual affiliates enables investors to understand how the results of these entities are integrated into our financial results and is helpful in analyzing variances in FFO between reporting periods. Additional information with respect to these perpetual affiliates is available in their public filings. We also separately identify the components of our asset management FFO and realized disposition gains included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.

1.See definition in Glossary of Terms beginning on page 136.
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SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents revenues, FFO and common equity by segment on a year-over-year basis for comparative purposes:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Revenues[1]			FFO			Common Equity
	2021	2020	Change	2021	2020	Change	2021	2020	Change
Asset Management	$5,236	$3,524	$1,712	$2,614	$1,776	$838	$4,905	$4,947	$(42)
Renewable Power and Transition	4,580	4,085	495	1,044	1,044	—	5,264	5,154	110
Infrastructure	11,947	9,301	2,646	797	569	228	3,022	2,552	470
Private Equity	46,683	37,775	8,908	2,030	935	1,095	3,565	3,965	(400)
Real Estate	9,955	8,883	1,072	1,185	876	309	32,004	19,331	12,673
Residential Development	2,560	2,243	317	258	66	192	2,392	2,730	(338)
Corporate Activities	151	871	(720)	(370)	(86)	(284)	(8,942)	(6,986)	(1,956)
Total segments	$81,112	$66,682	$14,430	$7,558	$5,180	$2,378	$42,210	$31,693	$10,517
1.Revenues include inter-segment revenues which are adjusted to arrive at external revenues for IFRS purposes. Please refer to Note 3(c) of the consolidated financial statements for further details.
Total revenues and FFO were $81.1 billion and $7.6 billion in the current year, compared to $66.7 billion and $5.2 billion in the prior year, respectively. FFO includes realized disposition gains of $3.1 billion, compared to $1.6 billion in the prior year. Excluding disposition gains, FFO increased by $848 million from the prior year.
Revenues increased primarily due to organic growth initiatives across our businesses and from acquisitions completed in the year across most segments. These increases were partially offset by sales of operating businesses in the year.
The increase in FFO is primarily a result of:
•increased fee-related earnings in our Asset Management segment driven by significant capital inflows and strong capital deployment efforts, as well as an increase in realized carried interest1 from monetizations;
•increased volumes across most operations in our Infrastructure segment;
•higher contributions from our residential mortgage insurer in Canada within our Private Equity segment as a result of our increased ownership and strong business performance;
•improved contributions from our hospitality portfolio within our Real Estate segment;
•organic growth in other businesses, as well as contributions from recent acquisitions net of the impact of asset sales; and
•realized disposition gains of $3.1 billion primarily from the disposition of our stake in West Fraser, the partial sale of our graphite electrode operations within our Private Equity segment, the secondary offering of BEPC shares in our Renewable Power and Transition segment, and the sale of our Canadian and U.S. district energy operations within our Infrastructure segment; partially offset by
•the absence of contributions from Norbord within our Private Equity segment as a result of the West Fraser -Norbord strategic business combination in February 2021; and
•mark-to-market losses on our financial assets portfolio in our Corporate segment.
Common equity increased by $10.5 billion during 2021 to $42.2 billion, primarily as a result of net income attributable to shareholders, shares issued and a gain recorded directly into equity associated with the privatization of BPY and annual revaluation gains of our PP&E in our Renewable Power and Transition segment. These items were partially offset by dividends paid and foreign currency translation losses.

1.See definition in Glossary of Terms beginning on page 136.
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ASSET MANAGEMENT
BUSINESS OVERVIEW
Our asset management business is a premier global alternative asset manager, with approximately $690 billion in assets under management and operations spanning more than 30 countries on five continents. We have over 1,000 investment professionals that employ a disciplined investment approach to create value and deliver strong risk-adjusted returns for our clients across market cycles.
With an over 100-year heritage as a global owner and operator of real assets, we focus on investing in the backbone of the global economy across renewable power and transition, infrastructure, private equity, real estate and credit.
We put our own capital to work alongside our investors’ in virtually every transaction, aligning interests and bringing the strengths of our operational expertise, global reach and large-scale capital to bear on everything we do.
We offer our clients a large and growing number of investment products to assist them in achieving their financial goals, providing a diverse set of long-term and perpetual private funds and dedicated public vehicles across each of the asset classes in which we invest and spanning various investment strategies.
As the asset manager of these investment products, we earn base management fees in addition to incentive distributions, performance fees, or carried interest depending on the product offering.
Our asset management business focuses on raising capital by establishing new investment products for our clients, identifying and acquiring high-quality assets, delivering strong underlying investment performance and executing timely monetizations or refinancings. If we execute in these areas, this should equate to growth in fee-bearing and carry eligible capital1 and in turn higher fee revenues, fee-related earnings and realized carried interest over time.

1.See definition in Glossary of Terms beginning on page 136.
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FIVE-YEAR REVIEW
Our asset management business has grown considerably over the past five years, nearly tripling in size. We have scaled our flagship private funds and the capitalization or NAV of our perpetual affiliates has grown as a result of strong investment and operating performance leading to higher market prices and increased capital market activity. Our liquid credit strategies have also grown significantly, benefitting from the partnership with Oaktree in late 2019. The result has been a 30% compound annual growth rate in fee-bearing capital, which has contributed to both higher base management fee revenues and higher incentive distributions. Total fee-related earnings over the last five years have grown by a CAGR of 23% as a result.
Over that same time period, our earlier vintage funds have matured, allowing us to realize significant amounts of carried interest. Our accumulated unrealized carried interest1 has increased from $2.1 billion to $6.8 billion over the past five years due to strong investment performance, as well as the growth in our fund sizes, the addition of new products and the aforementioned partnership with Oaktree. As our asset management business has grown and become more diversified, so has the nature of our carried interest. We expect to realize an increasing amount of carried interest as our funds continue to monetize investments and return significant capital to investors.

1.See definition in Glossary of Terms beginning on page 136.
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OUTLOOK AND GROWTH INITIATIVES
Alternative assets provide an attractive investment opportunity to institutional and high net worth investors. In periods when global interest rates are low, alternatives continue to be an attractive investment as they have demonstrated the ability to provide attractive risk adjusted returns and retain their value across cycles. These asset classes also provide investors with alternatives to fixed income investments by providing a strong, inflation-linked return profile. Institutional investors, in particular pension funds, must earn and generate returns to meet their long-term obligations while protecting their capital. As a result, inflows to alternative asset managers are continuing to grow and managers are focused on new product development to meet this demand.
Our business model has proven to be resilient through economic cycles, due to our strong foundation and discipline. Overall, our business is stronger and more diversified than ever and well positioned to deliver continued growth.
During 2021, we raised $71 billion of capital across our flagship and complementary strategies, and looking forward, our business plan remains essentially unchanged. We are making good progress on our $100 billion fundraising target related to this round of our flagship funds. We have held a final close for our $16 billion opportunistic credit fund and raised $12 billion each for our inaugural transition fund and our fourth flagship real estate fund.
In addition to our flagship funds, we are actively progressing our growth strategies, including insurance solutions, secondaries, technology and transition. These new initiatives, in addition to our five flagship funds and new, innovative products are expected to have a very meaningful impact on our growth trajectory in the long term.
We continue to expand our investor base through existing relationships and new channels. As of the end of 2021, we have approximately 2,100 investors with a strong base in North America and a growing proportion of third-party commitments from Asia, Europe, the Middle East and Australia. Our high-net-worth channel also continues to grow and is now close to 10% of current commitments today. We have a dedicated team of 70+ people that are focused on distributing and developing catered products to the private wealth channel.
Long-term Private Funds – $169 billion fee-bearing capital
We manage and earn fees on a diverse range of renewable power and transition, infrastructure, private equity, real estate and credit funds. These funds have a long duration, are closed-end and include opportunistic, value-add, core and core plus investment strategies.
On long-term private fund capital, we earn:
1.Diversified and long-term base management fees on capital that is typically committed for 10 years with two one-year extension options.
2.Carried interest, which enables us to receive a portion of overall fund profits provided that investors receive a minimum prescribed preferred return. Carried interest is recognized when a fund’s cumulative returns are in excess of preferred returns and when it is highly probable that a significant reversal will not occur.
3.Transaction and advisory fees are one-time fees earned on co-investment capital related to the close of transactions, and vary based on transaction agreements.
Perpetual Strategies – $115 billion fee-bearing capital
We manage perpetual capital in our perpetual affiliates, as well as in our core and core plus private funds, which can continually raise new capital. From our perpetual strategies, we earn:
1.Long-term perpetual base management fees, which are based on total capitalization or NAV of our perpetual affiliates and the NAV of our perpetual private funds.
2.Stable incentive distribution fees which are linked to cash distributions from perpetual affiliates (BEP/BEPC and BIP/BIPC) that exceed pre-determined thresholds. These cash distributions have a historical track record of growing annually and each of these perpetual affiliates target annual distribution growth rates within a range of 5-9%.
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3.Performance fees based on unit price performance (BBU) and carried interest on our perpetual private funds.
Liquid Strategies – $80 billion fee-bearing capital
We manage publicly listed funds and separately managed accounts, focused on fixed income and equity securities across real estate, infrastructure and natural resources. We earn base management fees, which are based on committed capital and fund NAV, and performance income based on investment returns.
FEE-BEARING CAPITAL
The following table summarizes fee-bearing capital:

AS AT DEC. 31 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Liquid Strategies	Total 2021	Total 2020
Renewable power and transition	$20,682	$26,843	$—	$47,525	$45,440
Infrastructure	31,119	36,617	—	67,736	62,535
Private equity	26,079	8,316	—	34,395	30,931
Real estate	52,332	29,950	—	82,282	61,519
Credit and other	39,067	12,898	80,230	132,195	111,195
December 31, 2021	$169,279	$114,624	$80,230	$364,133	n/a
December 31, 2020	$135,462	$103,361	$72,797	n/a	$311,620
We have approximately $40 billion of additional committed capital that does not currently earn fees but will generate approximately $400 million in annual fees once deployed.
Fee-bearing capital increased by $52.5 billion during the year. The changes are set out in the following table:

AS AT AND FOR THE YEAR ENDED DEC. 31, 2021 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit and Other	Total
Balance, December 31, 2020	$45,440	$62,535	$30,931	$61,519	$111,195	$311,620
Inflows	10,510	4,619	2,435	16,406	28,821	62,791
Outflows	—	—	—	(385)	(8,970)	(9,355)
Distributions	(1,427)	(3,708)	(1,175)	(2,943)	(1,855)	(11,108)
Market valuation	(6,169)	5,426	1,922	6,707	4,921	12,807
Other	(829)	(1,136)	282	978	(1,917)	(2,622)
Change	2,085	5,201	3,464	20,763	21,000	52,513
Balance, December 31, 2021	$47,525	$67,736	$34,395	$82,282	$132,195	$364,133
Renewable Power and Transition fee-bearing capital increased by $2.1 billion, due to:
•$10.5 billion of inflows largely driven by the $9.3 billion of third-party capital raised for our global transition fund; partially offset by
•$6.2 billion decrease in market valuations largely as a result of the lower market capitalization of BEP; and
•$1.4 billion of distributions, including quarterly distributions paid to BEP’s unitholders.
Infrastructure fee-bearing capital increased by $5.2 billion, due to:
•$5.4 billion increase in market valuations as a result of a higher market capitalization of BIP; and
•$4.6 billion of inflows with $3.5 billion raised from capital market issuances and capital deployed in our long-term private funds within the segment; partially offset by
•$3.7 billion of distributions, including quarterly distributions paid to BIP’s unitholders and capital returned to investors.
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Private Equity fee-bearing capital increased by $3.5 billion, due to:
•$2.4 billion of inflows from capital deployed in our long-term private funds within the segment; and
•$1.9 billion increase in market valuations as a result of the higher market capitalization of BBU; partially offset by
•$1.2 billion of distributions, including quarterly distributions paid to BBU’s unitholders and capital returned to investors.
Real Estate fee-bearing capital increased by $20.8 billion, due to:
•$16.4 billion of inflows mainly relating to capital raised for our fourth flagship fund as well as capital deployed across various other strategies; and
•$6.7 billion increase from higher valuations in our perpetual strategies during the year; partially offset by
•$2.9 billion of distributions, including quarterly distributions paid to unitholders.
Credit and Other fee-bearing capital increased by $21.0 billion, due to:
•$28.8 billion of inflows from our credit and insurance solutions strategies as a result of reinsurance agreements closed during the year, capital deployed in our closed-end credit funds, and capital raised in our open-end funds; and
•$4.9 billion increase in market valuations across our perpetual private and liquid strategies; partially offset by
•$9.0 billion of outflows primarily due to redemptions within open-end credit funds and our liquid strategies; and
•$1.9 billion of distributions largely from our credit long-term private funds.
CARRY ELIGIBLE CAPITAL
Carry eligible capital increased by $34.7 billion during the year to $174.3 billion as at December 31, 2021 (2020 – $139.6 billion). The increase was related to new commitments for our fourth flagship real estate fund, our first global transition fund, our sixth real estate debt fund, and other perpetual private funds raised during the year, partially offset by the return of capital across various funds.
As at December 31, 2021, $112.7 billion of carry eligible capital was deployed (2020 – $90.8 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There are currently $61.6 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (2020 – $48.8 billion).
OPERATING RESULTS
Asset management FFO includes fee-related earnings and realized carried interest earned by us in respect of capital managed for our investors. Fee-related earnings also include fees earned on the capital invested by us in the perpetual affiliates. This is representative of how we manage the business and measure the returns from our asset management activities.
To facilitate analysis, the following table disaggregates our Asset Management segment revenues and FFO into fee-related earnings and realized carried interest, net, as these are the measures that we use to analyze the performance of the Asset Management segment. We also analyze unrealized carried interest, net, to provide insight into the value our investments have created in the period.

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We have provided additional detail, where referenced, to explain significant variances from the prior year.

FOR THE YEARS ENDED DEC. 31 (MILLIONS)		Revenues		FFO
	Ref.	2021	2020	2021	2020
Fee-related earnings	i	$3,523	$2,840	$1,899	$1,428
Realized carried interest	ii	1,713	684	715	348
Asset management		$5,236	$3,524	$2,614	$1,776

Unrealized carried interest
Generated				$5,001	$1,206
Foreign exchange				(236)	(39)
				4,765	1,167
Less: direct costs				(1,574)	(494)
Unrealized carried interest, net	iii			3,191	673
Less: unrealized carried interest not attributable to BAM				(419)	(117)
				$2,772	$556
i.Fee-Related Earnings

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Fee revenues
Base management fees	$3,040	$2,509
Incentive distributions	315	306
Performance fees	157	—
Transaction and advisory fees	11	25
	3,523	2,840
Less: direct costs	(1,468)	(1,296)
	2,055	1,544
Less: fee-related earnings not attributable to BAM	(156)	(116)
Fee-related earnings	$1,899	$1,428

Fee-related earnings increased to $1.9 billion at our share, mainly due to higher base management fees driven by increased fee-bearing capital and performance fees from BBU, partially offset by lower transaction and advisory fees and increased direct costs.
Base management fees increased by $531 million to $3.0 billion, a 21% increase from 2020. The increase is broken down as follows:
•$235 million increase in our Real Estate segment largely due to fundraising for our fourth flagship fund, higher valuations across our perpetual strategies and capital deployed during the year;
•$140 million increase in our Credit and Other business due to capital deployed within our closed-end funds and market valuation increases in our perpetual and liquid strategies;
•$85 million increase from our Infrastructure segment, primarily as a result of BIP’s increased market capitalization and capital market issuances;
•$52 million increase from our Renewable Power and Transition segment as a result of the increased average market capitalization of BEP during the year compared to prior year; and
•$19 million increase from our Private Equity segment due to the increased market capitalization of BBU.
Incentive distributions across our perpetual affiliates increased by $9 million to $315 million, a 3% increase from 2020 as higher incentive distributions earned from BIP and BEP due to higher distribution levels were partially offset by the absence of BPY’s incentive distributions fees following its privatization in the third quarter of 2021.

2021 ANNUAL REPORT    69

Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased $172 million or 13% from the prior year as we continue to scale our asset management franchise, including enhancing our fundraising and client service capabilities as well as developing new complementary strategies.
The margin on our fee-related earnings before performance fees, including our 62% share of Oaktree’s fee-related earnings, was 59% in the current year (2020 – 57%). Our fee-related earnings margin before performance fees, including 100% of Oaktree’s fee-related earnings, was 56% in the current year (2020 – 54%).
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g., subject to “clawback”). During the quarter, we realized $715 million of carried interest, net of direct costs (2020 – $348 million). Realizations during the year were primarily driven by monetization activities in our Credit and Other, Infrastructure and Real Estate businesses.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see Section iii) that has accumulated based on fund performance up to the date of the consolidated financial statements.
iii.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are shown in the following table:

	2021			2020
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Carried Interest	Direct Costs	Net	Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of year	$4,695	$(1,774)	$2,921	$4,212	$(1,553)	$2,659
In-period change
Unrealized in the year	5,001	(1,631)	3,370	1,206	(516)	690
Foreign currency revaluation	(236)	57	(179)	(39)	22	(17)
	4,765	(1,574)	3,191	1,167	(494)	673
Less: realized	(1,713)	786	(927)	(684)	273	(411)
	3,052	(788)	2,264	483	(221)	262
Accumulated unrealized, end of year	7,747	(2,562)	5,185	4,695	(1,774)	2,921
Carried interest not attributable to BAM shareholders	(962)	496	(466)	(671)	351	(320)
Accumulated unrealized, end of year, net	$6,785	$(2,066)	$4,719	$4,024	$(1,423)	$2,601
Unrealized carried interest generated in the current year before foreign exchange and associated costs was $5.0 billion, primarily related to increased valuations across our strategies.
Accumulated unrealized carried interest, net1, totaled $6.8 billion at December 31, 2021. We estimate approximately $2.1 billion of associated costs related to the future realization of the accumulated amounts to date, predominantly related to employee long-term incentive plans and taxes that will be incurred. We expect to recognize $2.4 billion of this carry at our share, before costs, within the next three years; however, realization of this carried interest is dependent on future investment performance and the timing of monetizations.

1.See definition in Glossary of Terms beginning on page 136.
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RENEWABLE POWER AND TRANSITION
BUSINESS OVERVIEW
•We own and operate renewable power and transition assets primarily through our 48% economic ownership interest1 in BEP, which is listed on the NYSE and TSX and had a market capitalization of $23.3 billion at December 31, 2021.
•BEP owns one of the world’s largest publicly traded renewable power portfolios.
OPERATIONS
Hydroelectric
•We operate and invest in 229 hydroelectric generating stations on 87 river systems in North America, Brazil and Colombia. Our hydroelectric operations have 8,133 megawatts (“MW”) of installed capacity and annualized long-term average (“LTA”)1 generation of 19,959 gigawatt hours (“GWh”) on a proportionate basis1.
Wind
•Our wind operations include 104 wind facilities globally with 5,411 MW of installed capacity and annualized LTA generation of 6,607 GWh on a proportionate basis.
Solar
•Our solar operations include 87 solar facilities globally with 2,633 MW of installed capacity and 2,153 GWh of annualized LTA generation on a proportionate basis.
Energy Transition
•Our distributed generation operation includes 5,572 facilities with 1,447 MW of installed capacity and 861 GWh of annualized LTA generation on a proportionate basis.
•Our storage operations have 3,425 MW of installed capacity at our eleven facilities and two river systems in North America and Europe.
Energy Contracts
•Based on LTA, we purchase approximately 3,600 GWh of power from BEP each year pursuant to a long-term contract at a predetermined price, which represents 12% of BEP’s power generation.
•The fixed price that we are required to pay BEP began gradually stepping down in 2021 by $3/MWh a year. This will continue until 2025, followed by a $5/MWh reduction in 2026 resulting in an approximate $20/MWh total reduction. The contract expires in 2046. Refer to Part 5 – Accounting Policies and Internal Controls for additional information.
•We sell the power into the open market and also earn ancillary revenues, such as capacity fees and renewable power credits. This provides us with increased participation in future increases or decreases in power prices.
1.See definition in Glossary of Terms beginning on page 136.
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OUTLOOK AND GROWTH INITIATIVES
Revenues in our Renewable Power and Transition segment are 90% contracted with an average contract term of 15 years, on a proportionate basis, with pricing that is inflation linked. By combining this with a stable, low cost profile, we are able to achieve consistent growth year over year within our existing business. In addition, we consistently identify capital development projects that provide an additional source of growth. Our development pipeline represents approximately 62,000 MW of potential capacity globally, of which 8,982 MW are currently under construction or are construction-ready. We expect this pipeline to contribute an incremental $102 million to BEP’s FFO when commissioned. We also have a strong track record of expanding our business through accretive acquisitions and will continue to seek out these opportunities.
We believe that the growing global demand for low-carbon energy, especially amongst corporate off takers, will lead to continued growth opportunities for us in the future. In 2022, we intend to remain focused on progressing our key priorities, which include surfacing margin expansion opportunities, progressing our development pipeline and assessing select contracting opportunities across the portfolio. We believe the investment environment for renewable power remains favorable and we expect to continue to advance our pipeline of acquisition opportunities.
SUMMARY OF OPERATING RESULTS
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Renewable Power and Transition segment, which was previously referred to as our Renewable Power segment. We have provided additional detail, where referenced, to explain significant movements from the prior year.

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2021	2020	2021	2020	2021	2020
Brookfield Renewable[1]	i	$4,641	$4,151	$350	$397	$4,641	$4,573
Energy contracts	ii	(61)	(66)	(106)	(126)	623	581
Realized disposition gains	iii	—	—	800	773	—	—
		$4,580	$4,085	$1,044	$1,044	$5,264	$5,154
1.Brookfield’s interest in BEP consists of 194.5 million redemption-exchange units, 68.7 million Class A limited partnership units, 4.0 million general partnership units, as well as 44.8 million Class A shares in Brookfield Renewable Corporation (“BEPC”), together representing an economic interest of 48% of BEP.
Compared to the prior year, revenues increased by $495 million and FFO remained consistent. The increase in revenues was driven by contributions from organic growth initiatives and recent acquisitions, as well as higher realized prices across most markets. These increases were partially offset by recently completed asset sales and a lower ownership stake in BEP versus prior year. Excluding realized disposition gains, FFO decreased by $27 million primarily due to the aforementioned decreased ownership in BEP, lower generation in the U.S. and higher management fee expenses, partially offset by strong pricing across most of our operations.

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i.Brookfield Renewable
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the year-over-year variances:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
FOR THE YEARS ENDED DEC.31 (GIGAWATT HOURS AND MILLIONS)	2021	2020	2021	2020	2021	2020
Hydroelectric	18,046	18,525	19,726	19,658	$639	$662
Wind	6,096	5,448	7,249	6,355	396	237
Solar	1,777	1,284	2,016	1,510	185	139
Energy transition	1,231	795	861	475	162	103
Corporate	—	—	—	—	(448)	(334)
Attributable to unitholders	27,150	26,052	29,852	27,998	934	807
Non-controlling interests and other[2]					(524)	(386)
Segment reallocation[3]					(60)	(24)
Brookfield’s interest					$350	$397
1.Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 136.
2.Includes incentive distributions paid to Brookfield of $80 million (2020 – $65 million) as the general partner of BEP.
3.Segment reallocation refers to disposition gains, net of NCI, included in BEP’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BEP in the above table.
BEP’s FFO for 2021 was $934 million, of which our share was $350 million, compared to $397 million in the prior year. Generation for the year totaled 27,150 GWh, 9% below the LTA. However, this represents a 4% increase in actual generation compared to the prior year, mainly attributable to recent acquisitions partially offset by lower hydrology levels. Key variances for our businesses are described below.
Hydroelectric
FFO in the current year was $23 million lower than the prior year due to lower generation in North America, partially offset by higher realized market prices in the U.S. and the benefit of inflation indexation.
Wind
FFO in the current year included a $104 million gain on the sale of certain development assets in Europe and the U.S. Excluding the impact of this gain, FFO increased by $55 million due to an incremental contribution from the privatization of TerraForm Power, Inc. (“TERP”)1, as well as higher market prices and generation in Europe. These increases were partially offset by lower generation in Canada.
Solar
FFO from our solar operations was $46 million higher than the prior year mainly as a result of our increased ownership in TERP, newly commissioned facilities and recently acquired solar assets.
Energy Transition
FFO from our energy transition business increased by $59 million from the prior year due to the growth of our distributed generation portfolio through our increased ownership in TERP, as well as other recent acquisitions.
Corporate
The corporate FFO deficit increased by $114 million as a result of increased management fees due to a higher average market capitalization of BEP throughout the year.

1.See definition in Glossary of Terms beginning on page 136.
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ii.Energy Contracts
During the year, we purchased 3,283 GWh (2020 – 2,988 GWh) from BEP at $77 per MWh (2020 – $80 per MWh) and sold the purchased generation at an average selling price of $46 per MWh (2020 – $39 per MWh). As a result, we incurred an FFO deficit of $106 million compared to a deficit of $126 million in the prior year.
iii.Realized Disposition Gains
Disposition gains of $800 million for the year largely relate to the sale of BEPC shares through a secondary offering, as well as the sale of certain wind assets.
Prior year disposition gains of $773 million mainly relate to the sale of BEP units and BEPC shares.
COMMON EQUITY
Common equity in our Renewable Power and Transition segment increased to $5.3 billion as at December 31, 2021 from $5.2 billion as at December 31, 2020. Contributions from FFO and revaluation gains were partially offset by the foreign exchange impact on invested capital denominated in foreign currencies as well as our lower ownership from the secondary offering of BEPC shares in the year. Our Renewable Power and Transition PP&E is revalued annually. For further information, refer to our Revaluation Method for PP&E within Part 5 – Accounting Policies and Internal Controls.

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INFRASTRUCTURE
BUSINESS OVERVIEW
•We own and operate infrastructure assets primarily through our 27% economic ownership interest in BIP, which is listed on the NYSE and TSX and had a market capitalization of $31.8 billion at December 31, 2021.
•BIP is one of the largest globally diversified owners and operators of infrastructure in the world.
•We also have direct investments in sustainable resource operations.
PRINCIPAL OPERATIONS
Utilities
•Our regulated transmission business includes ~61,000 km of operational electricity transmission and distribution lines in Australia, ~4,200 km of natural gas pipelines in North America, South America and India, and ~5,300 km of transmission lines in Brazil, of which ~3,600 km are operational.
•Our commercial and residential distribution business provides residential energy infrastructure services to ~1.9 million customers annually in the U.S., Canada, Germany, and U.K., and ~360,000 long-term contracted sub-metering services within Canada. We own and operate ~7.3 million connections, mainly electricity and natural gas in the U.K and Colombia.
•These businesses typically generate long-term returns on a regulated or contractual asset base which increase with capital we invest to upgrade and/or expand our systems.
Transport
•We operate ~22,000 km of railroad track in North America and Europe, ~5,500 km of railroad track in the southern half of Western Australia and ~4,800 km of railroad track in Brazil.
•Our toll road operations include ~3,800 km of motorways in Brazil, Peru and India.
•Our diversified terminals operations include 13 terminals in North America, the U.K., and Australia, and we provide ~30 million tonnes per annum in our LNG export terminal in the U.S. and ~85 million tonnes per annum in our export facility in Australia.
•These operations are comprised of networks that provide transportation for freight, commodities and passengers. This includes businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our diversified terminals.
Midstream
•We own and operate ~15,000 km of transmission pipelines, primarily in the U.S., and ~600 billion cubic feet of natural gas storage in the U.S. and Canada. There are 17 natural gas and natural gas liquids processing plants with ~5.7 Bcf per day of gross processing capacity and ~3,400 km of natural gas pipelines in Canada.
•We own and operate ~3,300 km of long-haul pipelines, ~3,900 km of short-haul/gathering pipelines and a petrochemical complex in Canada.
•These operations are comprised of businesses, typically unregulated or subject to price ceilings, that provide transmission and storage services, with profitability based on the volume and price achieved for the provision of these services.

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Data
•We own and operate ~148,000 operational telecom towers in India, ~8,000 multi-purpose towers and active rooftop sites in France and ~10,000 km of fiber backbone located in France and Brazil. In addition, we own ~1,600 cell sites and over 12,000 km of fiber optic cable in New Zealand as well as ~2,100 active telecom towers and 70 distributed antenna systems primarily located in the U.K.
•In our data storage business, we manage 50 data centers with ~1.4 million square feet of raised floors and 200 MW of critical load capacity.
•These businesses provide critical infrastructure and essential services to media broadcasting and telecom sectors and are secured by long-term inflation-linked contracts.
OUTLOOK AND GROWTH INITIATIVES
Our infrastructure business owns and operates assets that are critical to the global economy. Our expertise in managing and developing such assets make us ideal partners for our stakeholders. Our goal is to continue to demonstrate our stewardship of critical infrastructure which should enable us to participate in future opportunities to acquire high-quality infrastructure businesses.
Approximately 70% of FFO should benefit from inflationary tariff increases and approximately 40% of FFO should benefit from GDP growth by capturing increased volumes. As a result, we are able to achieve consistent growth year over year within our existing business. In addition, we have been able to identify capital development projects that provide an additional source of growth. At the end of 2021, total capital to be commissioned in the next two to three years is approximately $4.5 billion. Our backlog, coupled with inflation indexation and higher volumes from our GDP sensitive businesses, should result in another year of same-store growth at the high end of our 6 to 9% target range. For the upcoming year, we have already secured half of our $1.5 billion new investment deployment target for 2022.
SUMMARY OF OPERATING RESULTS
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Infrastructure segment. We have provided additional detail, where referenced, to explain significant movements from the prior year.

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2021	2020	2021	2020	2021	2020
Brookfield Infrastructure[1]	i	$11,709	$9,068	$411	$358	$2,696	$1,920
Sustainable resources and other	ii	238	233	15	10	326	632
Realized disposition gains	iii	—	—	371	201	—	—
		$11,947	$9,301	$797	$569	$3,022	$2,552
1.Brookfield’s interest consists of 129.1 million redemption-exchange units, 0.2 million limited partnership units, 1.6 million general partnership units of BIP LP, as well as 8.7 million Class A shares in Brookfield Infrastructure Corporation (“BIPC”), together representing an economic interest of approximately 27% of BIP.
Revenues and FFO generated by our Infrastructure segment increased by $2.6 billion and $228 million, respectively, compared to the prior year. Excluding realized disposition gains, FFO increased by $58 million. These increases were primarily driven by organic growth across our operations and the contribution from acquisitions completed in the current year. These increases were partially offset by recent dispositions and higher management fee expenses.
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i.Brookfield Infrastructure
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the year-over-year variances:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Utilities	$705	$659
Transport	701	590
Midstream	492	289
Data	238	196
Corporate	(403)	(280)
Attributable to unitholders	1,733	1,454
Non-controlling interests and other[1]	(1,301)	(1,083)
Segment reallocation[2]	(21)	(13)
Brookfield’s interest	$411	$358
1.Includes incentive distributions paid to Brookfield of $207 million (2020 – $183 million) as the general partner of BIP.
2.Segment reallocation refers to certain items, net of NCI, included in BIP’s FFO that we reclassify. This allows us to present FFO attributable to unitholders on the same basis as BIP in the table above.
BIP’s FFO for 2021 was $1.7 billion, of which our share was $411 million compared to $358 million in the prior year. Key variances for our businesses are described below and on the following page.
Utilities
FFO in our utilities operations of $705 million was $46 million higher than the prior year. The increase was primarily due to:
•a recovery in connections activity at our U.K. regulated distribution business as pandemic related restrictions impacted prior year;
•benefits of inflation indexation and capital commissioned; and
•contributions associated with the acquisition of the remaining interest in our Brazilian regulated gas transmission business, completed in the second quarter of the year; partially offset by
•the sales of our portfolio of smart meters in the U.K. and our district energy operations in North America during the year.
Transport
FFO in our transport operations of $701 million was $111 million higher than the prior year. The increase is primarily due to:
•inflationary tariff increases and a recovery in toll road volumes driven by higher activity globally; and
•contributions from our acquisition of our U.S. LNG export terminal; partially offset by
•the absence of contributions associated with the partial sale of our Australian export terminal in the prior year, as well as the sale of our Chilean toll road operation in the current quarter.
Midstream
FFO from our midstream operations of $492 million was $203 million higher than the prior year. The increase is primarily due to:
•contributions from our acquisition of IPL during the year;
•exceptional performance at our gas storage operations due to extreme cold weather conditions experienced in the U.S. in the first quarter;
•higher market sensitive revenues from elevated commodity prices; and
2021 ANNUAL REPORT    77

•the commissioning of our expansion project at our U.S. gas pipeline; partially offset by
•the absence of FFO after the monetization of a 12.5% ownership in our U.S. gas pipeline in the first quarter.
Data
FFO from our data operations of $238 million was $42 million higher than the prior year primarily due to organic growth supported by the build out of towers and contributions from our Indian telecom business acquired in the third quarter of 2020, as well as additional towers and the roll-out of our fiber-to-the-home program at our French telecom business.
Corporate
The Corporate FFO deficit of $403 million increased by $123 million from the prior year largely as a result of higher base management fees from a higher market capitalization of BIP.
ii.Sustainable Resources and Other
FFO at our sustainable resources and other operations increased by $5 million from the prior year primarily attributable to strong results at our Brazilian agricultural operation.
iii.Realized Disposition Gains
In the current year, disposition gains of $371 million mainly relate to the sales of our North American district energy operations and our portfolio of smart meters in the U.K. during the year.
The prior year disposition gains of $201 million primarily relate to the gain recognized on the secondary offering of BIPC shares and the sale of our North American electricity transmission operation in Texas.
COMMON EQUITY
Common equity in our Infrastructure segment was $3.0 billion as at December 31, 2021 (December 31, 2020 – $2.6 billion). The contributions from earnings and revaluation surplus were partially offset by the depreciation of foreign currencies against the U.S. dollar, as well as distributions to unitholders.
This equity is primarily our investment in PP&E and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered as intangible assets under IFRS, and therefore, recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power and Transition segments, where a larger portion of the balance sheet is subject to revaluation.

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PRIVATE EQUITY
BUSINESS OVERVIEW
•We own and operate private equity assets primarily through our 64% economic ownership interest in BBU. BBU is listed on the NYSE and TSX and had a market capitalization of $6.7 billion at December 31, 2021. On March 15, 2022, BBU completed the creation of BBUC1, which provides investors with greater flexibility to invest in our Private Equity business.
•BBU focuses on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.
•We also own certain businesses directly. In the first quarter of 2021, Norbord was acquired by West Fraser. As part of the transaction, the company’s investment in Norbord was converted into a 19% interest in West Fraser’s outstanding common shares. Throughout 2021, we sold our stake in West Fraser.
OPERATIONS
Business Services
•Our residential mortgage insurer is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders.
•We own a leading healthcare services operation in Australia that provides doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables.
•We provide construction operations with a focus on high-quality construction of large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts, whereby we take responsibility for design, program, procurement and construction at a defined price. We also provide services to residential real estate brokers through franchise arrangements under a number of brands in Canada.
•Investments also include a road fuels operation with significant import and storage infrastructure, an extensive distribution network, and long-term diversified customer relationships.
Infrastructure Services
•We are the leading supplier of infrastructure services to the power generation industry, through our investment in our nuclear technology services operation, and we generate a majority of earnings from recurring refueling and maintenance services, primarily under long-term contracts. Our nuclear technology services operation is the original equipment manufacturer or technology provider for approximately 50% of global commercial nuclear power plants and services approximately two thirds of the world’s operating fleet.
•We also provide services to the offshore oil production industry, through our investment in our offshore oil services operation, operating in the North Sea, Canada and Brazil. Our offshore oil services operation provides marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry.
•We provide scaffolding and related services to the industrial and commercial markets, through our investment in a work access services operation, servicing over 30,000 customers in 30 countries worldwide. Our work access services operation’s scale and reputation as a leader in engineering innovation and productivity are competitive advantages in a fragmented industry.
•Our modular building leasing services operation is a leading provider of modular building leasing services in Europe and Asia-Pacific.
1.See definition in Glossary of Terms beginning on page 136.
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Industrials
•Our industrials portfolio is comprised of capital-intensive businesses with significant barriers to entry that require technical operating expertise.
•We invest in an advanced energy storage operation, which is a global market leader in automotive batteries. This business’ batteries power both internal combustion engine and electric vehicles.
•We invest in a leading manufacturer of a broad range of high-quality graphite electrodes. This operating entity is a capital-intensive business with significant barriers to entry and requires technical expertise to build and profitably operate.
•We own a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers.
•We also own a solar power solutions operation, which is a leading distributor of solar power solutions for the distributed generation market in Brazil.
OUTLOOK AND GROWTH INITIATIVES
Our Private Equity segment seeks to increase the cash flows from our operations through acquisitions and organic growth opportunities. We believe our global scale and leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize business interests as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.
Within our business services operation, our residential mortgage insurer continues to generate exceptional performance as a result of the strong Canadian housing market. Underwriting activity reached record highs for the year and the continued strength in home prices contributed to mortgage default rates remaining well below normal. The business continues to focus on optimizing labor and managing higher costs associated with operating in the current environment. In January 2021, we completed the acquisition of a technology services operation which specializes in managing customer interactions for large global healthcare and technology clients primarily in the U.S.
Within our infrastructure services operation, our nuclear technology services performed well in the year benefiting from higher volumes and activity levels during the fall outage season, strong execution on new plant projects and ongoing cost savings initiatives. The business consistently provides tremendous value to its customers, and we will continue to support its ongoing investment in new technology and research and development. In December 2021, we closed our acquisition of a modular building leasing services operation, and we are in the early stages of executing our improvement plans for the business. We plan to expand the value-added ancillary products and service offerings and leverage the scale of our relationships across the infrastructure, commercial real estate, and construction sectors to support the growth of the business.
Within our industrials operation, our advanced energy storage operation performed well and continues to make progress on our business improvement plan focused on optimizing our U.S. operations. The outlook for the business remains positive, supported by its global market leading position and initiatives underway to further enhance its positioning at the forefront of automotive electrification trends. Since we closed our acquisition of an engineered components manufacturer in October 2021, the business has completed four add-on acquisitions, including a market leading European provider of towbar solutions, which expands its product and technology portfolio and grows its aftermarket presence.
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Geographically, we continue to be committed to taking a long-term view on the regions where Brookfield has an established presence and we are focusing efforts on accelerating growth initiatives and surfacing value opportunities within our key regions. In October 2021, we reached an agreement to acquire a leading provider of products and services to government sponsored global lottery programs. We plan to grow the business through expanding its customer base, enhancing its service offerings to existing customers, and participating in the expected growth of digital lottery programs.
SUMMARY OF OPERATING RESULTS
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Private Equity segment. We have provided additional detail, where referenced, to explain significant movements from the prior year.

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2021	2020	2021	2020	2021	2020
Brookfield Business Partners[1]	i	$46,652	$37,710	$597	$498	$2,803	$2,175
Other investments	ii	31	65	57	323	762	1,790
Realized disposition gains	iii	—	—	1,376	114	—	—
		$46,683	$37,775	$2,030	$935	$3,565	$3,965
1.Brookfield’s interest in BBU consists of 69.7 million redemption-exchange units, 24.8 million limited partnership units and eight general partnership units together representing an economic interest of 64% of BBU.
Revenues generated from our Private Equity segment increased by $8.9 billion, primarily due to higher prices and volumes at our road fuels and our advanced energy storage operations, as well as the contributions from the acquisition of our engineered components manufacturer and our solar power solutions operations during the year. These increases were partially offset by the partial sale of our stake in our graphite electrode operations earlier this year.
FFO increased by $1.1 billion as a result of the disposition gains of $1.4 billion in the current year, which were primarily due to the sale of our stake in West Fraser and the aforementioned partial sale of our graphite electrode operations. Excluding realized disposition gains, FFO decreased by $167 million to $654 million, mainly due to the absence of contributions from Norbord subsequent to the West Fraser – Norbord strategic business combination, as well as the aforementioned partial sale of our graphite electrode operations. These decreases were partially offset by additional contributions from our residential mortgage insurer due to strong performance and our increased ownership, as well as the aforementioned higher contributions at our advanced energy storage operations.
i.Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the year-over-year variances:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Business services	$397	$229
Infrastructure services	396	364
Industrials	879	336
Corporate	(99)	(59)
Attributable to unitholders	1,573	870
Performance fees	(157)	—
Non-controlling interests	(515)	(320)
Segment reallocation and other[1]	(304)	(52)
Brookfield’s interest	$597	$498
1.Segment reallocation and other refers to disposition gains, net of NCI, included in BBU’s FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.

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BBU generated $1.6 billion of FFO compared to $870 million in the prior year, of which our share of BBU’s FFO was $597 million, compared to $498 million in the prior year. Key variances for our businesses are described below.
Business Services
Business services’ FFO in the prior year included a gain of $57 million related to the sales of our cold storage logistics business and the pathology business of our healthcare services operation in Australia. Excluding these gains, FFO increased by $225 million compared to the prior year. Contributing factors include:
•strong business performance at our residential mortgage insurer as a result of lower mortgage default rates and higher premiums earned due to the strong Canadian housing market, as well as our increased ownership in the business; and
•higher contributions from our construction operations driven by lower losses on construction projects; partially offset by
•reduced contributions from our healthcare services operation in Australia due to the aforementioned sale of our pathology business in the prior year.
Infrastructure Services
Within our infrastructure services operations, we generated $396 million of FFO, compared to $364 million in the prior year. The increase was primarily due to increased contributions at our nuclear technology services and work access services operations, partially offset by lower contributions from our offshore oil services operations.
Industrials
FFO from our industrials portfolio included a gain of $476 million related to the partial sale of our graphite electrode operations and the sale of our investment in public securities. Excluding this gain, FFO increased by $67 million to $403 million primarily due to:
•increased contributions from our advanced energy storage operations as a result of favorable pricing and product mix due to increased aftermarket demand;
•higher realized pricing at our natural gas production; and
•contributions from our acquisitions of our engineered components manufacturer and solar power solutions operation during the year; partially offset by
•lower contributions from our graphite electrode operations as a result of our decreased ownership stake.
Corporate
The Corporate FFO deficit increased by $40 million due to higher base management fees as a result of the increased market capitalization of BBU.
ii.Other Investments
FFO from other investments decreased by $266 million to $57 million as a result of the absence of contributions from Norbord after our investment was converted into West Fraser shares subsequent to West Fraser's acquisition of Norbord. Since the first quarter of 2021, our shares in West Fraser have been accounted for as a financial asset and therefore, this investment contributes to our FFO through the dividends received as opposed to our proportionate share of earnings. We sold our stake in the business throughout 2021.
iii.Realized Disposition Gains
In the current year, realized disposition gains of $1.4 billion mainly relate to the aforementioned disposition of our West Fraser shares and the partial sale of our graphite electrode operations.
Realized disposition gains were $114 million in the prior year, primarily due to the sale of our cold storage logistics business and the partial sale of our graphite electrode operations.
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COMMON EQUITY
Common equity in our Private Equity segment was $3.6 billion as at December 31, 2021 (December 31, 2020 – $4.0 billion). The decrease is primarily attributable to the dispositions of our West Fraser shares, distributions to unitholders and depreciation expense. These decreases were partially offset by contributions from FFO. The depreciable assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.

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REAL ESTATE
BUSINESS OVERVIEW
•We own and operate real estate assets through our 100% economic ownership interest in BPG.
•BPG owns real estate assets directly as well as through private funds that we manage.
•We present the operating results of our Real Estate segment within three sub-segments. The sub-segments are based on our strategy to maintain an irreplaceable portfolio of trophy mixed-use precincts in global gateway cities (“Core”), maximize returns through a development or buy-fix-sell strategy (“Transitional and Development”), or recycle capital from vintage funds (“LP Investments”). We also separately manage certain corporate activities for these underlying investments.
OPERATIONS
Core
•We own interests in and operate some of the most iconic office assets, including One Manhattan West in New York and Canary Wharf in London. We seek to maintain this irreplaceable portfolio of large-scale mixed-use complexes in global gateway cities, which provide our tenants with a 24-hour, 7-days-a-week live, work, play environment on a long-term basis. These 59 properties are located primarily in the world’s leading commercial markets such as New York City, London, Toronto, Berlin, and Dubai, covering 31 million square feet.
•We also own interests in and operate 19 irreplaceable malls totaling 24 million square feet of retail space. We intend to retain long-term ownership interests in these trophy assets, such as Ala Moana in Hawaii and Fashion Show in Las Vegas.
•We also develop properties on a selective basis; active development and redevelopment projects consist of three office sites, several multifamily sites and two hotel sites, totaling approximately 4 million square feet.
Transitional and Development
•We own interests in and operate office assets in gateway markets around the globe, consisting of 81 properties totaling 65 million square feet of space. These assets represent properties with transitional operational uplift and realization potential. They earn attractive short-term rates of return, as we acquire underperforming assets and improve their operations. We add significant value during this transitional period before ultimately monetizing them and reinvesting the proceeds.
•The office properties are located primarily in the world’s leading commercial markets such as New York City, London, Los Angeles, Washington, D.C., Toronto, Sydney and Rio de Janeiro.
•We also own 96 retail properties covering 91 million square feet of space, where we seek to maximize return through leasing, redevelopment of existing retail, or in some cases through the addition of a mixed-use component like multifamily or office. We add significant value during this transitional period before ultimately monetizing them.
LP Investments
•We own and operate global portfolios of real estate investments through our real estate funds, which are targeted to achieve higher returns than our office and retail portfolios within our Core and Transitional and Development operations.
•Our LP Investments business strategy is to acquire high quality assets at a discount to replacement cost or intrinsic value, to execute clearly defined strategies for operational improvement and to achieve opportunistic returns through net operating income (“NOI”) growth and realized gains on exit.

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•Our LP Investments portfolio consists of high-quality assets with operational upside across the multifamily, triple net lease, hospitality, office, retail, mixed-use, logistics, life science, senior living, manufactured housing and student housing sectors.
OUTLOOK AND GROWTH INITIATIVES
Our real estate group remains focused on increasing the value of our properties through proactive leasing and select redevelopment initiatives, as well as recycling capital from mature properties, primarily from our transitional and development assets, to fund new higher yielding investments, particularly in our LP Investments. We deploy additional capital throughout our portfolio for planned capital expansion that should continue to increase earnings for the next several years as these projects are completed. Our development track record reflects on-time and on-budget completions. This includes development projects in progress across our premier office buildings, retail malls and mixed-use complexes located primarily in North America and Europe.
Within our LP Investments, we will continue to acquire high-quality properties through our global private funds as these generally produce higher returns relative to core strategies. These funds have a wide scope in terms of real estate asset classes and geographic reach. We target to earn opportunistic returns in our portfolio. These investments have a defined hold period and typically generate the majority of profits from gains recognized from realization events, including the sale of an asset or portfolio of assets, or exit of the entire investment. Funding for these transactions will continue to include proceeds from asset sales as part of our capital recycling program.
SUMMARY OF OPERATING RESULTS
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Real Estate segment. We have provided additional detail, where referenced, to explain significant movements from the prior year.

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2021	2020	2021	2020	2021	2020
Brookfield Property Group[1]	i	$9,955	$8,883	$747	$483	$32,004	$19,331
Realized disposition gains	ii	—	—	438	393	—	—
		$9,955	$8,883	$1,185	$876	$32,004	$19,331
1.See “Economic ownership interest” in the Glossary of Terms beginning on page 136.
Revenues and FFO from our Real Estate business increased by $1.1 billion and $309 million, respectively, compared to the prior year. Excluding realized disposition gains, FFO increased by $264 million. These increases were primarily due to increased earnings from our hospitality portfolio held within our LP Investments, and same-property1 NOI growth in our office and retail assets as a result of higher average occupancy. These increases were partially offset by higher management fee expenses.
Common equity increased to $32 billion compared to 2020 mainly due to the privatization of BPY in the third quarter of 2021 and the comprehensive income recognized during the year.

1.See definition in Glossary of Terms beginning on page 136.
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i.    Brookfield Property Group
The following table disaggregates BPG’s FFO by business line to facilitate analysis of the year-over-year variances:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Core	$557	$566
Transitional and Development	631	509
LP Investments	217	113
Corporate	(438)	(303)
Attributable to BPG	967	885
Non-controlling interests	(138)	(344)
Segment reallocation and other[1]	(82)	(58)
Brookfield’s interest	$747	$483
1.Reflects preferred dividend distributions as well as fee-related earnings, net carried interest and associated asset management expenses not included in FFO reclassified to the Asset Management segment.
BPG’s FFO for the year was $747 million compared to $483 million in the prior year. Key variances for our businesses are described below.
Core
FFO of $557 million was consistent compared to the prior year.
Transitional and Development
FFO of $631 million was $122 million higher than the prior year primarily due to:
•increased revenues and growth in same-property NOI within our retail and office portfolios; partially offset by
•the absence of contributions from asset sales during the year.
LP Investments
FFO of $217 million was $104 million higher than the prior year due to:
•increased earnings in our hospitality assets as the sector recovered from the pandemic related economic shutdowns; partially offset by
•higher management fees; and
•disposition activities across the portfolio.
Corporate
Corporate expenses within our Real Estate segment of $438 million, which includes interest expense, management fees and other costs, increased by $135 million from the prior year, primarily due to higher management fees and interest expense on incremental borrowings relative to the prior year.
ii.    Realized Disposition Gains
Realized disposition gains of $438 million in the current year and $393 million in the prior year primarily relate to the sales of investment properties in our LP Investments and our Transitional and Development operations.
COMMON EQUITY
Common equity in our Real Estate segment increased to $32.0 billion as at December 31, 2021 compared to $19.3 billion as at December 31, 2020. The increase relates to the incremental capital invested, associated with the privatization of BPY which was completed on July 26, 2021, and comprehensive income for 2021. This increase was partially offset by distributions.
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RESIDENTIAL DEVELOPMENT
BUSINESS OVERVIEW
•Our Residential Development business operates predominantly in North America and Brazil.
•Our North American business is conducted through Brookfield Residential Properties Inc., which is active in 18 principal markets in Canada and the U.S. and controls approximately 77,000 lots.
•Our Brazilian business includes construction, sales and marketing of a broad range of residential and commercial office units, with a primary focus on middle income residential units in Brazil’s largest markets of São Paulo and Rio de Janeiro.
OUTLOOK AND GROWTH INITIATIVES
We have a positive outlook for our North American residential business, reflecting strong housing demand in North America and the significant progress we have made on strategic initiatives in recent years to scale and reposition the business to enhance our returns over the long-term. We are well-positioned around the housing and residential land development sector in the near and medium-term, as we continue to see strong demand supported by solid underlying fundamentals and demographics and a persistent supply shortage in the markets in which we operate.
Residential real estate development in Brazil was strong in 2021 with increased launches in São Paulo and Rio de Janeiro. We expect 2022 to carry on the momentum with launches and sales remaining strong. We remain focused on developing high margin projects in select key markets and excelling in all operational areas.
SUMMARY OF OPERATING RESULTS
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to the two principal operating regions of our wholly owned residential development businesses:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Revenues		FFO		Common Equity
	2021	2020	2021	2020	2021	2020
North America	$2,290	$1,904	$256	$76	$1,892	$2,119
Brazil and other	270	339	2	(10)	500	611
	$2,560	$2,243	$258	$66	$2,392	$2,730
North America
FFO from our North American operations increased by $180 million to $256 million. The increase is largely driven by higher housing and land margins due to additional home and acre closings, an increase in average home selling prices, as well as additional joint venture income.
As at December 31, 2021, we had 69 active housing communities (December 31, 2020 – 80) and 16 active land communities (December 31, 2020 – 22).
Brazil and Other
FFO at our Brazilian and other operations increased compared to the prior year, mainly due to cost saving initiatives during the year.
Our Brazilian operations started 2021 with 24 projects under construction and as of December 31, 2021, we have 26 projects under construction.

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COMMON EQUITY
Common equity was $2.4 billion as at December 31, 2021 (December 31, 2020 – $2.7 billion) and consists largely of residential development inventory which is carried at the lower of cost and market value, notwithstanding the length of time that we may have held these assets and created value through the development process. The decrease in common equity is primarily attributable to dividends received from our North America operation as a result of strong business performance.
88    BROOKFIELD ASSET MANAGEMENT

CORPORATE ACTIVITIES
BUSINESS OVERVIEW
•Our corporate activities support the overall business, including our asset management franchise and our invested capital, with a focus on prudent capital allocation that will compound value for our  shareholders over the long-term.
•Corporate activities include, but are not limited to, the development and seeding of new fund strategies, supporting the growth in our perpetual affiliates, and providing capital throughout the organization, when needed. In addition, we will make direct investments on an opportunistic basis.
•We also hold cash and financial assets as part of our liquidity management operations and enter into financial contracts to manage residual foreign exchange and other risks, as appropriate.
SUMMARY OF OPERATING RESULTS
The following table disaggregates segment revenues, FFO and common equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Revenues		FFO		Common Equity
	2021	2020	2021	2020	2021	2020
Corporate cash and financial assets, net	$70	$422	$42	$377	$3,522	$4,456
Corporate borrowings	—	—	(438)	(388)	(10,875)	(9,077)
Preferred equity[1,2]	—	—	—	—	(4,375)	(4,375)
Other corporate investments	81	449	83	5	2,087	1,268
Corporate costs and taxes/net working capital	—	—	(154)	(151)	699	742
Realized disposition gains	—	—	97	71	—	—
	$151	$871	$(370)	$(86)	$(8,942)	$(6,986)
1.FFO excludes preferred share distributions of $157 million (2020 – $142 million).
2.Includes $230 million of perpetual subordinated notes issued in November 2020 by a wholly owned subsidiary of Brookfield, included within non-controlling interest.
Our portfolio of corporate cash and financial assets is generally recorded at fair value with changes recognized through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. As at December 31, 2021, our portfolio of corporate cash and financial assets included $1.9 billion of cash and cash equivalents (December 31, 2020 – $3.2 billion). The decrease from December 31, 2020 is largely attributable to $3.4 billion of cash deployed for the BPY privatization, $2.0 billion used to repay high coupon debt, $400 million used to purchase BIP shares, dividends paid to shareholders, funding of capital calls for fund commitments, and the repurchase of 9.7 million Class A shares. These decreases were partially offset by operating cash flow, proceeds received from the sale of West Fraser, the secondary offering of BEPC shares, as well as corporate debt issuances, and other asset sales during the year.
Our corporate cash and financial assets generated FFO of $42 million compared to $377 million in the prior year primarily due to lower unrealized mark-to-market returns on our financial asset portfolio in the current year.
Corporate borrowings are generally issued with fixed interest rates. Some of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the foreign exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $438 million FFO expense reported through corporate borrowings reflects the interest expense on all of our corporate borrowings. The increase from the prior year was primarily attributable to corporate debt issuances during the year, and the impact of foreign exchange on our Canadian dollar denominated corporate debt.
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Preferred equity does not revalue under IFRS and the total outstanding shares remain unchanged from year-end.
We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Other corporate investments includes our equity accounted investment in BAMR, as part of the spin-out in the second quarter of 2021. Additionally, these investments include our share of the corporate cash and financial assets of Oaktree. The increase in FFO is primarily from strong returns on Oaktree’s balance sheet investments.
Corporate costs, taxes and net working capital were collectively in an asset position of $699 million as at December 31, 2021, a decrease from the prior year asset balance of $742 million. Included within this balance are net deferred income tax assets of $1.8 billion (December 31, 2020 – $1.7 billion). The FFO deficit of $154 million includes corporate costs and cash taxes, which were relatively consistent with the prior year.
Disposition gains of $97 million were primarily due to the partial sale of a financial asset, which was previously recognized through the consolidated statement of comprehensive income.

90    BROOKFIELD ASSET MANAGEMENT

PART 4
CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and, from time to time, draws on revolving credit facilities and the issuance of short-term commercial paper. At December 31, 2021, our corporate capitalization was $62.9 billion (December 31, 2020 – $50.5 billion) with a debt to capitalization of 17% (December 31, 2020 – 18%).
Consolidated Capitalization1 – reflects the full capitalization of wholly owned, partially owned, and managed entities that we consolidate in our financial statements. At December 31, 2021, consolidated capitalization increased compared to the prior year largely due to acquisitions, which resulted in additional associated borrowings, working capital balances and non-controlling interests. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet notwithstanding that virtually none of this debt has any recourse to the Corporation.
The following table presents our capitalization on a corporate and consolidated basis:

AS AT DEC. 31 (MILLIONS)		Corporate		Consolidated
	Ref.	2021	2020	2021	2020
Corporate borrowings	i	$10,875	$9,077	$10,875	$9,077
Non-recourse borrowings
Subsidiary borrowings	i	—	—	13,049	10,768
Property-specific borrowings	i	—	—	152,008	128,556
		10,875	9,077	175,932	148,401
Accounts payable and other		5,104	4,963	52,546	50,682
Deferred income tax liabilities		299	432	20,328	15,913
Subsidiary equity obligations		—	—	4,308	3,699
Liabilities associated with assets classified as held for sale		—	—	3,148	2,359
Equity
Non-controlling interests		230	230	88,386	86,804
Preferred equity	ii	4,145	4,145	4,145	4,145
Common equity	iii	42,210	31,693	42,210	31,693
		46,585	36,068	134,741	122,642
Total capitalization		$62,863	$50,540	$391,003	$343,696

Debt to capitalization	17%	18%	45%	43%

1.See definition in Glossary of Terms beginning on page 136.
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i.    Borrowings
Corporate Borrowings

AS AT DEC. 31 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2021	2020	2021	2020	2021	2020
Term debt	4.2%	4.4%	13	14	$10,039	$9,147
Revolving facilities	n/a	—%	4	4	912	—
Deferred financing costs	n/a	n/a	n/a	n/a	(76)	(70)
Total					$10,875	$9,077
As at December 31, 2021, corporate borrowings included term debt of $10.0 billion (December 31, 2020 – $9.1 billion) which had an average term to maturity of 13 years (December 31, 2020 – 14 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from 2024 to 2080. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
The increase in term debt compared to the prior year is mainly driven by the issuance of $600 million 2032 notes and a $250 million re-opening of our 2051 notes in the third quarter of 2021.
We had $912 million of commercial paper and revolving facility draws outstanding at December 31, 2021 (December 31, 2020 – $nil). Our commercial paper program is supported by our $2.6 billion revolving term credit facilities with maturities ranging from 2024 to 2026. As at December 31, 2021, $61 million of the facilities were utilized for letters of credit (December 31, 2020 – $64 million).
Subsidiary Borrowings
We endeavor to capitalize our principal affiliates to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation. Subsidiary borrowings include principal affiliates’ recourse term debt and credit facility draws. These borrowings have no recourse to the Corporation.

AS AT DEC. 31 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2021	2020	2021	2020	2021	2020
Renewable power and transition	3.9%	3.9%	12	13	$2,147	$2,132
Infrastructure	3.2%	2.7%	10	6	2,719	3,158
Private equity	2.6%	2.4%	4	3	1,619	310
Real estate	3.1%	3.1%	4	3	4,782	3,378
Residential development	5.3%	5.5%	7	6	1,782	1,790
Total	3.5%	3.5%	7	7	$13,049	$10,768

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Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the relevant perpetual affiliate.

AS AT DEC. 31 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2021	2020	2021	2020	2021	2020
Renewable power and transition	4.5%	4.3%	10	10	$19,893	$16,353
Infrastructure	4.3%	4.3%	7	8	28,515	21,309
Private equity	4.7%	5.2%	5	5	27,894	23,333
Real estate	3.6%	3.8%	3	4	74,978	67,073
Residential development	4.4%	5.1%	2	3	728	488
Total	4.0%	4.2%	5	6	$152,008	$128,556
Property-specific borrowings have increased by $23.5 billion since December 31, 2020, which is largely attributable to:
•a combination of new acquisitions in our U.S. wind portfolio, follow-on investments in our Colombian renewable power business and development debt for certain property-specific assets located in North and South America within our Renewable Power and Transition segment;
•the acquisition of a petroleum transportation and natural gas liquids processing business within our Infrastructure segment;
•the acquisition of an engineered components manufacturer and a modular building leasing services operation within our Private Equity segment; and
•new investments across the office, hospitality, multifamily and student housing portfolios within our Real Estate segment.
In addition to the aforementioned acquisitions, the remainder of the increase in consolidated borrowings is driven by drawings on new or existing subscription facilities, partially offset by asset sales across the business during the year.
Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate exposure to fixed rates.
As at December 31, 2021, 72% of our share of debt outstanding, including the effect of swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.

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The following table presents the fixed and floating rates of interest expense:

AS AT DEC. 31 ($ MILLIONS)	Fixed Rate				Floating Rate
	2021		2020		2021		2020
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.2%	$10,875	4.4%	$9,077	—%	$—	—%	$—
Subsidiary borrowings	4.0%	8,619	4.3%	7,683	2.4%	4,430	1.7%	3,085
Property-specific borrowings	4.8%	58,392	5.2%	54,699	3.6%	93,616	3.4%	73,857
Total	4.7%	$77,886	5.0%	$71,459	3.5%	$98,046	3.4%	$76,942
Non-controlling interests
Non-controlling interests increased in 2021 predominantly due to comprehensive income attributable to non-controlling interests and increases from acquisitions, mainly related to IPL. These items were partially offset by a decrease in non-controlling interests as a result of the privatization of BPY and distributions, net of equity issuances.
ii.    Preferred Equity
Preferred equity represents permanent non-participating preferred shares that provide leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

AS AT DEC. 31 ($ MILLIONS)	Term	Average Rate
		2021	2020	2021	2020
Fixed rate-reset	Perpetual	4.1%	4.1%	$2,901	$2,875
Fixed rate	Perpetual	4.8%	4.8%	739	739
Floating rate	Perpetual	2.3%	1.8%	505	531
Total		4.0%	3.9%	$4,145	$4,145
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at December 31, 2021 was 279 basis points.
iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A and Class B shares during the years are as follows:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020[1]
Outstanding at beginning of year	1,510.7	1,509.3
Issued (repurchased)
Issuances	61.3	—
Repurchases	(9.7)	(8.9)
Long-term share ownership plans[2]	6.4	10.1
Dividend reinvestment plan and others	0.1	0.2
Outstanding at end of year	1,568.8	1,510.7
Unexercised options and other share-based plans[2] and exchangeable shares of affiliate	82.8	63.0
Total diluted shares at end of year	1,651.6	1,573.7
1.Adjusted to reflect the three-for-two stock split effective April 1, 2020.
2.Includes management share option plan and restricted stock plan.
The company holds 69.7 million Class A shares (December 31, 2020 – 64.2 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of
94    BROOKFIELD ASSET MANAGEMENT

shares outstanding at the date acquired. Diluted shares outstanding include 25.1 million (December 31, 2020 – 14.6 million) shares issuable in respect of these plans based on the market value of the Class A shares at December 31, 2021 and December 31, 2020, resulting in a net reduction of 44.6 million (December 31, 2020 – 49.6 million) diluted shares outstanding.
During 2021, the issuance of 61.3 million Class A shares were primarily due to the share consideration contributed as part of the BPY privatization.
During 2021, 7.4 million options were exercised, of which 2.4 million and 0.9 million were issued on a net-settled and gross basis, respectively, resulting in the cancellation of 4.1 million vested options.
The cash value of unexercised options was $1.2 billion as at December 31, 2021 (2020 – $1.2 billion) based on the proceeds that would be paid on exercise of the options.
As of March 30, 2022, the Corporation had outstanding 1,567,187,392 Class A shares and 85,120 Class B shares. Refer to Note 21 of the consolidated financial statements for additional information on equity.
LIQUIDITY
CORPORATE LIQUIDITY
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity, consist of:
•cash and financial assets, net of other associated liabilities; and
•undrawn committed credit facilities.
We further assess overall liquidity inclusive of our principal affiliates BEP, BIP, BBU, BPG and Oaktree because of their role in funding acquisitions both directly and through our managed funds. Overall core liquidity at year end was $15 billion, or inclusive of investor commitments to our private funds, was $92 billion.
CAPITAL REQUIREMENTS
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement is our debt maturities and there are no corporate debt maturities until March 2024 when approximately $1.1 billion is due. Periodically, we will fund acquisitions and seed new investment strategies.
At the perpetual affiliate level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded through the private funds or perpetual affiliates that we manage. We endeavor to structure these entities so that they are self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our perpetual affiliates. In the case of our transition, infrastructure, private equity and real estate funds, these commitments are expected to be funded by BEP, BIP, BBU and BPG. On January 31, 2019, the Corporation committed $2.75 billion to our third flagship real estate fund alongside BPG’s $1 billion commitment. As of December 31, 2021, the Corporation has funded $1.9 billion of our commitment. On May 26, 2021, the Corporation committed $2.5 billion to our fourth flagship real estate fund and has not funded any amount associated with this commitment. On August 3, 2020, the Corporation committed $750 million to our latest opportunistic credit fund. As of December 31, 2021, the Corporation has funded $187.5 million of our commitment. In the case of perpetual affiliates, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure programs are typically funded by, and represent a relatively small proportion of, the operating cash flows within
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each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.
CORE AND TOTAL LIQUIDITY
The following table presents core liquidity of the Corporation, perpetual affiliates and managed funds:

AS AT DEC. 31 (MILLIONS)	Corporate[1]	Real Estate[1]	Renewable Power and Transition	Infrastructure	Private Equity[1]	Credit and Other	Total 2021	Total 2020
Cash and financial assets, net	$3,522	$74	$691	$683	$720	$543	$6,233	$6,823
Undrawn committed credit facilities	1,618	1,515	2,062	2,532	456	595	8,778	9,194
Core liquidity[2]	5,140	1,589	2,753	3,215	1,176	1,138	15,011	16,017
Uncalled private fund commitments	—	25,831	12,278	11,643	9,863	17,464	77,079	60,594
Total liquidity[2]	$5,140	$27,420	$15,031	$14,858	$11,039	$18,602	$92,090	$76,611
1.A $1 billion two-year credit facility which was secured in April 2020 to support growth initiatives was cancelled in March 2021.
2.See definition in Glossary of Terms beginning on page 136.

As at December 31, 2021, the Corporation’s core liquidity was $5.1 billion, consisting of $3.5 billion in cash and financial assets and $1.6 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support our asset management business which includes supporting the activities of our perpetual affiliates and private funds, funding strategic transactions as well as seeding new investment products.
The Corporation also has the ability to raise additional liquidity through the issuance of securities and sale of holdings of listed investments in our principal subsidiaries and other holdings including from those listed on page 98. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
During 2021, we generated $6.3 billion of distributable earnings, inclusive of:
•$1.9 billion fee-related earnings;
•$2.2 billion of distributions from our perpetual affiliates and other principal investments, and yield earned on corporate cash and financial assets; and
•realizations, including $715 million of net realized carried interest and $2.1 billion of disposition gains from principal investments; partially offset by
•corporate costs, interest expense, and preferred share dividends, net of equity-based compensation costs, of $630 million.
The Corporation paid $538 million in non-cash dividends in kind as part of the BAMR spin-out, as well as $800 million in cash dividends on its common equity during the year ended December 31, 2021 (2020 – $726 million).

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The following table presents distributable earnings generated by the Corporation:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Fee revenues	$3,523	$2,840
Direct costs	(1,468)	(1,296)
	2,055	1,544
Amounts attributable to non-Brookfield shareholders	(156)	(116)
Fee-related earnings[1]	1,899	1,428

Perpetual affiliates	1,870	1,460
Corporate cash and financial assets	42	377
Other principal investments	286	9
Distributions from investments	2,198	1,846

Corporate borrowings	(438)	(388)
Corporate costs and taxes	(154)	(151)
	(592)	(539)
Preferred share dividends[2]	(157)	(142)
Add back: equity-based compensation costs	119	94
	(630)	(587)
Distributable earnings before realizations	3,467	2,687

Realizations
Realized carried interest, net[3]	715	348
Disposition gains from principal investments	2,100	1,185
Distributable earnings	$6,282	$4,220
1.Includes $250 million (2020 – $186 million) of fee-related earnings from Oaktree at our share.
2.Includes $9 million (2020 – $1 million) of dividends paid on perpetual subordinated notes for the year ended December 31, 2021.
3.Includes our share of Oaktree’s distributable earnings attributable to realized carried interest.

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The following table shows the quoted market value of the company’s listed securities and annual cash distributions of the company’s invested capital based on current distribution policies for each entity:

AS AT DEC. 31, 2021 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Current Distributions (Current Rate)[3]	Full Year Distributions (Actual)
Distributions from investments
Perpetual affiliates
Brookfield Renewable[4]	48%	312.0	$1.28	$11,214	$399	$384
Brookfield Infrastructure [5]	27%	139.6	2.16	8,552	301	275
Brookfield Business Partners	64%	94.5	0.25	4,351	24	24
Brookfield Property Group[6]	100%	n/a	n/a	n/a	1,398	1,062
					2,122	1,745
Corporate cash and financial assets[7]	various	various	various	3,522	282	42
Other investments[8]	various	various	various	various	4	6
Total					$2,408	$1,793
1.Based on current distribution policies.
2.Quoted value represents the value of Brookfield owned units as at market close on December 31, 2021.
3.Distributions (current rate) are calculated by multiplying units held as at December 31, 2021 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 136.
4.Brookfield owned units represent the combined units held in BEP and BEPC. On February 16, 2021, we completed the sale of 15 million class A shares of BEPC.
5.Brookfield owned units represent the combined units held in BIP and BIPC.
6.For the year ended December 31, 2021, BPG’s distributions include nominal amounts of preferred share dividends received by the Corporation (2020 – nominal amounts).
7.Includes cash and cash equivalents and financial assets net of deposits.
8.Other includes cash distributions from our listed investment within our Private Equity segment.
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REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Operating activities	$7,874	$8,341
Financing activities	16,261	8,698
Investing activities	(21,045)	(13,873)
Change in cash and cash equivalents	$3,090	$3,166
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flow from operating activities totaled $7.9 billion in 2021, a $467 million decrease from 2020. Excluding the net change in non-cash working capital, cash flow from operating activities increased by $2.4 billion versus the prior year mostly as a result of the same-store growth across our business and contributions from subsidiaries acquired, net of disposals, in 2021.
Financing Activities
Net cash inflows from financing activities totaled $16.3 billion in 2021 versus $8.7 billion in the prior year, and primarily related to:
•non-recourse borrowings arranged by our subsidiaries, net of repayments, of $18.5 billion;
•non-recourse credit facilities drawn, net, of $6.2 billion related to short-term borrowings backed by private fund commitments; and
•capital repaid to non-controlling interests, net of capital returned, of $2.5 billion; partially offset by
•distributions to non-controlling interests and shareholders of $9.6 billion; and
•redemption of subsidiary equity obligations of $1.3 billion.
Investing Activities
Net cash outflows from investing activities were $21.0 billion in 2021 versus $13.9 billion in the prior year, and mainly related to:
•acquisitions of investment properties, net of dispositions, of $5.1 billion;
•acquisitions of subsidiaries, net of dispositions, of $8.6 billion primarily associated with acquisitions in our Private Equity and Infrastructure segments;
•additions to PP&E, net of dispositions, of $6.2 billion; and
•dispositions of financial assets and other, net of acquisitions, of $564 million primarily as a result of investments in debt and equity securities across our operating segments as well as financial assets associated with managing currency risk.
Refer to Note 5 Acquisitions of Consolidated Entities and Note 10 Equity Accounted Investments in the consolidated financial statements for further details.
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CONTRACTUAL OBLIGATIONS
The following table presents the contractual obligations of the company by payment periods:

	Payments Due by Period
AS AT DEC. 31, 2021 (MILLIONS)	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years	Total
Recourse Obligations
Corporate borrowings	$—	$1,138	$2,566	$7,171	$10,875
Accounts payable and other[1]	2,515	133	12	2,444	5,104
Interest expense[2]
Corporate borrowings	420	802	659	3,652	5,533

Non-recourse Obligations
Principal repayments
Non-recourse borrowings of managed entities
Property-specific borrowings	31,052	43,354	36,857	40,745	152,008
Subsidiary borrowings	631	1,832	5,061	5,525	13,049
Subsidiary equity obligations	546	1,563	544	1,655	4,308
Accounts payable and other
Lease obligations	1,156	2,389	1,615	13,550	18,710
Accounts payable and other[1,3]	24,773	4,527	1,075	3,780	34,155
Commitments	2,456	770	203	257	3,686
Interest expense[2,4]
Non-recourse borrowings	5,918	10,130	6,832	11,958	34,838
Subsidiary equity obligations	162	300	228	33	723
1.Excludes lease obligations and provisions.
2.Represents the aggregate interest expense expected to be paid over the term of the obligations.
3.Excludes insurance contract liabilities of $2 million (2020 – $1.3 billion). The decrease in insurance contract liabilities in 2021 versus 2020 is due to the deconsolidation of our annuities business as part of the BAMR spin-out in the second quarter of 2021.
4.Variable interest rate payments have been calculated based on current rates.
The recourse obligations, those amounts that have recourse to the Corporation, which are due in less than one year totaled $2.9 billion (2020 – $2.3 billion).
In 2014, BPY issued $1.8 billion of exchangeable preferred equity units in three $600 million tranches redeemable in 2021, 2024 and 2026, respectively. The preferred equity units were originally exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. Following the privatization of BPY (“BPY privatization”), the preferred equity units became exchangeable into cash equal to the value of the consideration that would have been received upon the BPY privatization (a combination of cash, BAM shares and New LP Preferred Units), based on the value of that consideration on the date of exchange. BPY also has the option of delivering the actual consideration (a combination of cash, BAM shares and New LP Preferred Units). Following the BPY privatization, we have agreed with the holder to grant the company the right to purchase all or any portion of the preferred equity units of the holder at maturity, and to grant the holder the right to sell all or any portion of the preferred equity units of the holder at maturity, in each case at a price equal to the issue price for such preferred equity units plus accrued and unpaid distributions. On December 30, 2021, the company acquired the tranche redeemable in 2021 from the holder and subsequently exchanged such units for Redemption-Exchange Units. The preferred equity units were subsequently cancelled.
Commitments of $3.7 billion (2020 – $4.1 billion) represent various contractual obligations assumed in the normal course of business by our various operating subsidiaries. These included commitments to provide bridge financing and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations. These commitments shall be funded through the cash flows of the company’s subsidiaries.
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The company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past, nor do they expect at this time to make any significant payments under such indemnification agreements in the future.
The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favor of the company or its counterparties. These include buy sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.
We have also committed to purchase power produced by certain of BEP’s hydroelectric assets as previously described on page 71.
EXPOSURES TO SELECTED FINANCIAL INSTRUMENTS
As discussed elsewhere in this MD&A, we utilize various financial instruments in our business to manage risk and make better use of our capital. The fair values of these instruments that are reflected on our balance sheets are disclosed in Note 6 to our consolidated financial statements.
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PART 5
ACCOUNTING POLICIES AND INTERNAL
CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
OVERVIEW
We are a Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics in Note 11 of the audited December 31, 2021 Consolidated Financial Statements and below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our significant accounting policies contained in Note 2 of the December 31, 2021 consolidated financial statements.
CONSOLIDATED FINANCIAL INFORMATION
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 – Review of Consolidated Financial Results for additional information.
i.Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income.
The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long term, with our office assets within our Core and Transitional and Development portfolios having a combined 89% occupancy level and an average 8 year lease life, while our retail assets within our Core and Transitional and Development portfolios have a combined occupancy rate of 94%. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of
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the business planning process and external market data is utilized when determining the cash flows associated with lease renewals.
We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for core office properties, at least on a three-year rotating basis. We compare the results of the external appraisals to our internally prepared values and reconcile significant differences when they arise. In the current year, 77 of our properties were externally appraised, representing a gross property value of $33 billion of assets; external appraisals were within 1% of management’s valuations.
The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs, discount rates and terminal capitalization rates. The key valuation metrics of our real estate assets as of December 31, 2021 and December 31, 2020 are summarized below.

	Core		Transitional and Development		LP Investments		Weighted Average
AS AT DEC. 31	2021	2020	2021	2020	2021	2020	2021	2020
Discount rate	5.9%	6.0%	7.3%	7.2%	9.1%	9.4%	7.7%	7.7%
Terminal capitalization rate	4.6%	4.6%	5.8%	5.9%	5.9%	6.0%	5.5%	5.6%
Investment horizon (years)	11	11	10	10	13	14	12	12
The following table presents the impact on the fair value of our consolidated investment properties as at December 31, 2021 from a 25-basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate. These amounts represent the effect on all consolidated investment property assets within the consolidated financial statements of BAM on a pre-tax basis, including amounts attributed to non-controlling interests in our perpetual affiliates and private fund investments. The amounts attributable to shareholders may be significantly less than shown depending on ownership levels in the individual assets.

AS AT DEC. 31, 2021 (MILLIONS)	Fair Value	Sensitivity
Core	$19,384	$1,941
Transitional and Development	27,669	546
LP Investments	51,620	2,183
Other investment properties	2,192	64
Total	$100,865	$4,734
ii.Revaluation Method for PP&E
Within our Renewable Power and Transition and Infrastructure segments, we revalue our PP&E using a discounted cash flow (“DCF”) approach; our Real Estate hospitality assets are valued using the depreciated replacement cost method. PP&E within our Private Equity segment is recorded at cost less accumulated depreciation and impairment losses.
Assets subject to the revaluation approach are revalued annually following a bottom-up approach, starting at the operating level with local professionals, and involving multiple levels of review, including by senior management. Changes in fair value are reported through other comprehensive income as revaluation surplus. Underlying cash flows used in DCF models are subject to detailed reviews as part of business planning, with discount rates and other key variable inputs reviewed for reasonability and the models reviewed for mathematical accuracy. Key inputs are frequently compared to third-party reports commissioned by the respective entities to assess reasonability. In addition, comparable market transactions are analyzed to consider for benchmarking. Additional information about the revaluation methodology and current year results is provided below.
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When determining the carrying value of PP&E using the revaluation method, the company uses the following assumptions and estimates: the timing of forecasted revenues; future sales prices and associated expenses; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of PP&E under development includes estimates in respect of the timing and cost to complete the development. This process is further discussed in Part 2 – Review of Consolidated Financial Results.
Renewable Power and Transition
Perpetual renewable power assets, such as many of our hydroelectric facilities, are revalued using 20-year discounted cash flow models with a terminal value that is determined, where appropriate, using the Gordon Growth Model. For assets with finite lives, such as wind and solar farms, the cash flow model is based on the estimated remaining service life and the residual asset value is used to represent the terminal value.
Key inputs into the models, which include forward merchant power prices, energy generation estimates, operating and capital expenditures, tax rates, terminal capitalization rates and discount rates are assessed on an asset-by-asset basis as part of the bottom-up preparation and review process.
The key inputs that affect cash flow projections are outlined below:
•Pricing forecasts consist of the following inputs:
◦Where power purchase agreements are in place, contracted power prices are utilized for the remaining term of these agreements.
◦Thereafter, or to the extent that the underlying renewable power asset is not contracted, we estimate merchant pricing based on a mix of external data and our own estimates. Short-term merchant pricing is based on four years of externally sourced broker quotes in North America, two years of gas pricing in Europe and local market pricing in South America. We ensure to link our short-term pricing by linear extrapolation to our view of long-term power pricing below.
◦Long term pricing is driven by the economics required to support new entrants into the various power markets in which we operate. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. Once the year of new entrant is determined, data from industry sources, as well as inputs from our development teams, is used to model the all-in cost of the expected technology mix of new construction, and the resulting market price required to support its development. Our long-term pricing view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, by 2029 in Colombia and by 2025 in Brazil. For the North American businesses, we have estimated our renewable power assets will contract at a discount to new-build wind, solar and battery prices (the most likely source of new renewable generation in those regions). In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
•Energy generation forecasts are based on LTA for which we have significant historical data. LTA for hydroelectric facilities is based on third-party engineering reports commissioned during asset acquisitions and financing activities. These studies are based on statistical models supported by decades of historical river flow data. Similarly, LTA for wind facilities is based on third-party wind resource studies completed prior to construction or acquisition. LTA for solar facilities is based on third-party irradiance level studies at the location of our project sites during construction or acquisition.
•Capital expenditure forecasts rely on independent engineering reports commissioned from reputable third-party firms during underwriting or financings.

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Our discount rates, which are adjusted based on asset level and regional considerations, are compared to those used by third-party valuators for reasonability.
Review of our models also includes assessing comparable market transactions and reviewing third-party valuator reports. We compare EBITDA multiples and value per megawatt at the asset level to recent market transactions, and on a portfolio basis, we compare the valuation multiples to our most comparable competitors in the market and the resulting book value of our equity after revaluation to our share price in the market. Specifically, we have noted from reviews of market transactions in the U.S. northeast that the multiples paid for the asset indicate that market participants likely share our view on escalating power prices in the region. We also confirm the reasonability of our values through the use of a third-party valuator which provides an opinion on the valuation method and results. Each year we have a valuation report provided on approximately one-quarter of the assets, providing a reasonable opinion in the range of +/– 10%. We compare our valuations to this report, along with other inputs, ensuring that they are within the reasonable range.
In 2021, the fair value of the PP&E in our Renewable Power and Transition segment increased by $4.8 billion, primarily attributable to lower cost of capital applied across all classes of assets, as we observed a lowering of both interest rates and cost of equity in the market. Valuations also benefited from our continued cost savings and revenue enhancing initiatives.
The key valuation metrics of our hydroelectric, wind and solar generating facilities at the end of 2021 and 2020 are summarized below:

	North America		Brazil		Colombia		Europe
AS AT DEC. 31	2021	2020	2021	2020	2021	2020	2021	2020
Discount rate
Contracted	4.1 – 4.3%	4.1 – 4.5%	7.2%	7.3%	7.9%	8.1%	3.9%	3.0 – 3.6%
Uncontracted	5.4 – 5.6%	5.6 – 6.0%	8.5%	8.6%	9.2%	9.4%	3.9%	3.6 – 4.7%
Terminal capitalization rate[1]	4.8 – 5.1%	5.8 – 6.2%	n/a	n/a	8.0%	8.9%	n/a	n/a
Exit date	2042	2041	2048	2048	2041	2040	2036	2035
1.The terminal capitalization rate applies only to hydroelectric assets in North America and Colombia.

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The following table presents the impact on fair value of property, plant and equipment in our Renewable Power and Transition segment as at December 31, 2021 from a 25-basis point change in discount and terminal capitalization rates, as well as a 5% change in electricity prices. These amounts represent the effect on all consolidated property, plant and equipment assets within the consolidated financial statements of BAM on a pre-tax basis, including amounts attributed to non-controlling interests in our listed affiliates and private fund investments. The amounts attributable to shareholders may be significantly less than shown depending on ownership levels in the individual assets.

AS AT DEC. 31, 2021 (MILLIONS)	Fair Value	Sensitivity
25 bps change in discount and terminal capitalization rates[1]
North America	$32,629	$2,010
Colombia	8,497	355
Brazil	3,547	100
Europe	3,935	60
5% change in electricity prices
North America	32,629	1,100
Colombia	8,497	410
Brazil	3,547	80
Europe	3,935	—
1.The terminal capitalization rate applies only to hydroelectric assets in North America and Colombia.
Terminal values are included in the valuation of hydroelectric assets in the U.S. and Canada. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration at December 31, 2021, including a one-time 30-year renewal for applicable hydroelectric assets, is 31 years (2020 – 32 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil.
Energy Contracts
The New York power contract is the only power contract that remains in place between the Corporation and BEP. Under the contract, we are required to purchase power that BEP generates at certain of its New York assets at a fixed price. Based on LTA, we purchase approximately 3,600 GWh of power each year. The fixed price that BAM is required to pay BEP began gradually stepping down in 2021 by $3/MWh a year. This will continue until 2025, followed by a $5/MWh reduction in 2026 resulting in an approximate $20/MWh total reduction. The contract expires in 2046.
The contract is valued annually based on price curves as at year end incorporating revised discount rates as required. As at December 31, 2021, the contract was valued using weighted-average forward power price estimates of approximately $76/MWh in years 1-10 and $142/MWh in years 11-20, using a discount rate of approximately 5.9%.
Infrastructure
Our infrastructure assets, revalued using DCF models, are generally subject to contractual and regulatory frameworks that underpin the cash flows. We also include the benefits of development projects for existing in-place assets to the extent that they have been determined to be feasible, typically by external parties, and have received the appropriate approvals. We are unable to include the benefits of development projects within our business that are not considered improvements to existing PP&E.
The underlying cash flow models supporting the revaluation process include a number of different inputs and variables with risks mitigated through controls incorporated in the bottom-up preparation and review process. Inputs are reviewed for qualitative and quantitative considerations and the mechanical accuracy is tested by
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appropriate finance and investment professionals. Once complete, the portfolio management team presents the valuations to the infrastructure CEO, COO and CFO for approval.
As part of our process, we analyze comparable market transactions that we can consider for the purposes of benchmarking our analysis. Metrics such as the implied current year or forward-looking EBITDA multiples are reviewed against market transactions to assess whether our valuations are appropriate. On an overall segment level, we also assess whether the inputs used in the models are consistent amongst asset classes and geographies, where applicable, or that asset specific differences are supportable considering transactions in a given asset class or market.
We obtain third-party appraisals on the assets that are held through private funds on a three-year rotating basis. These appraisals are not directly utilized in the financial statements, rather they are used to confirm that management’s assumptions in determining fair value are within a reasonable range.
On an aggregate basis, the value of the appraised assets is greater than the book value because a significant portion of our infrastructure operations assets such as public service concessions are classified as intangible assets. These intangible assets are carried at amortized cost, subject to impairment tests, and are amortized over their useful lives. In addition, we have contracted growth projects within our businesses that cannot be included in IFRS fair value unless these relate to improvements on existing PP&E.
Within our Infrastructure segment, we reported valuation gains of $172 million in 2021. The gain was primarily due to revaluation gains reflecting growing cash flows and strong underlying performance at a number of businesses.
The key valuation metrics of our utilities, transport and midstream operations are summarized below:

	Utilities		Transport		Midstream
AS AT DEC. 31	2021	2020	2021	2020	2021	2020
Discount rate	7 – 11%	7 – 14%	7 – 14%	7 – 13%	15%	15%
Terminal capitalization multiples	20x	7x – 23x	9x – 15x	9x – 14x	10x	10x
Investment horizon/ Termination valuation date (years)	10 – 20	10	10	10	5 – 10	5 – 10
Real Estate
Fair values of our hospitality properties, primarily hotel and resort operations, are assessed annually using the depreciated replacement cost method, which factors in age, physical condition and construction costs of the properties. Fair values of hospitality properties are also reviewed in reference to each asset’s enterprise value which is determined using a discounted cash flow model. These valuations are generally prepared by external valuation professionals using information provided by management of the operating business. The fair value estimates for hospitality properties represent the estimated fair value of the PP&E of the hospitality business only and do not include, for example, any associated intangible assets.
Revaluation of our PP&E in our Real Estate segment increased the fair value of our hospitality assets by $1.1 billion. The gain was due to improved cash flows to reflect higher occupancy at our hospitality assets, as a result of continued recovery as mandated closures and restrictions are lifted and demand for leisure travel has increased.
iii.Financial Instruments
Financial assets, financial contracts and other contractual arrangements that are treated as derivatives are recorded at fair value in our financial statements and changes in their value are recorded in net income or other comprehensive income, depending on their nature and business purpose. The more significant and more common financial contracts and contractual arrangements employed in our business that are fair valued include: interest rate contracts, foreign exchange contracts and agreements for the sale of electricity. Financial assets and liabilities may be classified as Level 1, 2 or 3 in the fair value hierarchy. Refer to Note 6 – Fair Value of Financial Instruments within the notes to the consolidated financial statements for additional information.
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Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; the amount of the liability and equity components of compound financial instruments; discount rates and volatility utilized in option valuations.
iv.Inventory
The company estimates the net realizable value of its inventory using estimates and assumptions about future selling prices and future development costs.
v.Other
Other estimates and assumptions utilized in the preparation of the company’s consolidated financial statements are: the assessment or determination of net recoverable amount; oil and gas reserves; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; fair value of assets held as collateral and the percentage of completion for construction contracts. Equity accounted investment, which follow the same accounting principles as our consolidated operations, include amounts recorded at fair value and amounts recorded at amortized cost or cost, depending on the nature of the underlying assets.
ACCOUNTING JUDGEMENTS
Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the consolidated financial statements:
i.Control or Level of Influence
When determining the appropriate basis of accounting for the company’s investees, the company makes judgments about the degree of influence that it exerts directly or through an arrangement over the investees’ relevant activities. This may include the ability to elect investee directors or appoint management. Control is obtained when the company has the power to direct the relevant investing, financing and operating decisions of an entity and does so in its capacity as principal of the operations, rather than as an agent for other investors. Operating as a principal includes having sufficient capital at risk in any investee and exposure to the variability of the returns generated as a result of the decisions of the company as principal. Judgment is used in determining the sufficiency of the capital at risk or variability of returns. In making these judgments, the company considers the ability of other investors to remove the company as a manager or general partner in a controlled partnership. Refer to Part 2 – Review of Consolidated Financial Results for additional information.
ii.Investment Properties
When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.
iii.Property, Plant and Equipment
The company’s accounting policy for its property, plant and equipment requires critical judgments over the assessment of carrying value, whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance, and for assets under development the identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the asset’s carrying value.
For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes, discount and capitalization rates. Judgment is applied when determining future electricity prices considering broker quotes for the years in which there is a liquid market available and, for the subsequent years, our best estimate of electricity prices from renewable sources that would allow new entrants into the market.
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iv.Identifying Performance Obligations for Revenue Recognition
Management is required to identify performance obligations relating to contracts with customers at the inception of each contract. IFRS 15 requires a contract’s transaction price to be allocated to each distinct performance obligation when, or as, the performance obligation is satisfied. Judgment is used when assessing the pattern of delivery of the product or service to determine if revenue should be recognized at a point in time or over time. For certain service contracts recognized over time, judgment is required to determine if revenue from variable consideration such as incentives, claims and variations from contract modifications has met the required probability threshold to be recognized.
Management also uses judgment to determine whether contracts for the sale of products and services have distinct performance obligations that should be accounted for separately or as a single performance obligation. Goods and services are considered distinct if: (1) a customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (2) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.
Additional details about revenue recognition policies across our operating segments are included in Note 3 of the consolidated financial statements.
v.Common Control Transactions
The purchase and sale of businesses or subsidiaries between entities under common control are not specifically addressed in IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.
vi.Indicators of Impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash-generating unit’s future revenues and direct costs; the determination of discount and capitalization rates; and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.
vii.Income Taxes
The company makes judgments when determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of an investment property are measured based on the tax consequences that would follow the disposition of the property. Otherwise, deferred taxes are measured on the basis that the carrying value of the investment property will be recovered substantially through use.
viii.Classification of Non-Controlling Interests in Limited-Life Funds
Non-controlling interests in limited-life funds are classified as liabilities (subsidiary equity obligations) or equity (non-controlling interests) depending on whether an obligation exists to distribute residual net assets to non-controlling interests on liquidation in the form of cash or another financial asset or assets delivered in kind. Judgment is required to determine what the governing documents of each entity require or permit in this regard.
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ix.Other
Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes, the likelihood and timing of anticipated transactions for hedge accounting and the determination of functional currency.
CONSOLIDATED FINANCIAL INFORMATION
We report our financial results under IFRS while many of our peers report under U.S. GAAP. These GAAPs are aligned in many areas, but as it relates to asset management and investment companies, there is a significant difference between IFRS and U.S. GAAP. Under IFRS, while investment companies can account for their investments at fair value and report them on one line in their balance sheet on a net basis, a parent of an investment company cannot maintain that accounting and must look to whether it controls the underlying investments individually. For our peers under U.S. GAAP, investment companies can use the same treatment as in IFRS but the parent of an investment company would keep the same reporting as the subsidiary investment company. Therefore, the same investment could be fully consolidated under IFRS or shown as one line on a net basis under U.S. GAAP.
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Our consolidation conclusions may differ from certain of our peers who report under U.S. GAAP as they are required to evaluate consolidation requirements using a voting interest model or a variable interest model depending on the circumstances.
MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
ASSESSMENTS AND CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
Management has evaluated the effectiveness of the company’s internal control over financial reporting as of December 31, 2021 and based on that assessment concluded that, as of December 31, 2021, our internal control over financial reporting was effective. Refer to Management’s Report on Internal Control Over Financial Reporting. There have been no changes in our internal control over financial reporting during the quarter or year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
DISCLOSURE CONTROLS AND PROCEDURES
Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the applicable U.S. and Canadian securities laws) as of December 31, 2021. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2021 in providing reasonable assurance that material information relating to the company and our consolidated subsidiaries would be made known to them by others within those entities.
RELATED PARTY TRANSACTIONS
In the normal course of operations, we enter into transactions on market terms with related parties, including consolidated and equity accounted entities, which have been measured at exchange value and are recognized in the consolidated financial statements, including, but not limited to: manager or partnership agreements; base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets.
Refer to Note 27 Related Party Transactions in the consolidated financial statements for further details.
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PART 6
BUSINESS ENVIRONMENT AND RISKS
For purposes of Part 6 of this Report, references to the “company”, “we”, “us” or “our” refers to Brookfield Asset Management Inc., its consolidated subsidiaries, and Oaktree.
This section contains a review of certain aspects of the business environment and risks that could materially adversely impact our business, performance, financial condition, results of operations, cash flows and the value of our securities. Additional risks and uncertainties not previously known to the company, or that the company currently deems immaterial, may also impact our operations and financial results.
a)    Volatility in the Trading Price of Our Class A Shares
The trading price of our Class A shares is subject to volatility due to market conditions and other factors and cannot be predicted.
Our shareholders may not be able to sell their Class A shares at or above the price at which they purchased such shares due to trading price fluctuations in the capital markets. The trading price could fluctuate significantly in response to factors both related and unrelated to our operating performance and/or future prospects, including, but not limited to: (i) variations in our operating results and financial condition; (ii) actual or prospective changes in government laws, rules or regulations affecting our businesses; (iii) material announcements by us, our affiliates or our competitors; (iv) the general state of the securities markets; (v) market conditions and events specific to the industries in which we operate; (vi) changes and developments in general economic, political, or social conditions, including as a result of COVID-19 and related economic disruptions; (vii) changes in the values of our investments (including in the market price of our listed affiliates) or changes in the amount of distributions, dividends or interest paid in respect of investments; (viii) differences between our actual financial and operating results and those expected by investors and analysts; (ix) changes in analysts’ recommendations or earnings projections; (x) changes in the extent of analysts’ interest in covering the Corporation and its listed affiliates; (xi) the depth and liquidity of the market for our Class A shares; (xii) dilution from the issuance of additional equity, including as a result of exchanges or additional issuances of shares exchangeable for Class A Shares such as exchanges of class A exchangeable limited voting shares of Brookfield Reinsurance; (xiii) investor perception of our businesses and the industries in which we operate; (xiv) investment restrictions; (xv) our dividend policy; (xvi) the departure of key executives; (xvii) sales of Class A shares by senior management or significant shareholders; and (xviii) the materialization of other risks described in this section.
b)    Reputation
Actions or conduct that have a negative impact on investors’ or stakeholders’ perception of us could adversely impact our ability to attract and/or retain investor capital and generate fee revenue.
The growth of our asset management business relies on continuous fundraising for various private and public investment products, and retention of capital raised from third-party investors. We depend on our business relationships and our global reputation for integrity and high-caliber asset management services to attract and retain investors and advisory clients, and to pursue investment opportunities for us and the public and private entities we manage. Our business relationships and reputation could be negatively impacted by a number of factors including poor performance; actual, potential or perceived conflicts of interest that are not adequately addressed; misconduct or alleged misconduct by employees; rumors or innuendos; or failed or ineffective implementation of new investments or strategies. If we are unable to continue to raise and retain capital from third-party investors, either privately, publicly or both, or otherwise are unable to pursue our investment opportunities, this could materially reduce our revenue and cash flows and adversely affect our financial condition.
Poor performance of any kind could damage our reputation with current and potential investors in our managed entities, making it more difficult for us to raise new capital. Investors may decline to invest in current and future
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managed entities and may withdraw their investments from our managed entities as a result of poor performance in the entity in which they are invested, and investors in our private funds may demand lower fees for new or existing funds, all of which would decrease our revenue.
As a global alternative asset manager with various lines of business and investment products, some of which have overlapping mandates, we may be subject to a number of actual, potential or perceived conflicts of interest. These conflicts may be magnified for an asset manager that has many different capital sources available to pursue investment opportunities, including investor capital and the Corporation’s own capital. In addition, the senior management team of the Corporation and its affiliates have their own capital invested in Class A shares, directly and indirectly, and may have financial exposures with respect to their own investments which could lead to potential conflicts if such investments are similar to those made by the Corporation or on behalf of investors in entities managed by the Corporation.
In addressing these conflicts, we have implemented a variety of policies and procedures; however, there can be no assurances that these will be effective at mitigating actual, potential or perceived conflicts of interest in all circumstances, or will not reduce the positive synergies that we seek to cultivate across our businesses. It is also possible that actual, potential or perceived conflicts of interest if not properly addressed, could give rise to investor dissatisfaction, litigation, regulatory enforcement actions or other detrimental outcomes.
Appropriately dealing with conflicts of interest for an asset manager like us is a priority and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with actual, potential or perceived conflicts of interest. Asset manager conflicts are subject to enhanced regulatory scrutiny in the markets in which we operate and in the U.S. in particular. Such regulatory scrutiny can lead to fines, penalties and other negative consequences. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, business, financial condition or results of operations in a number of ways, including an inability to adequately capitalize existing managed entities or raise new managed entities, including private funds, and a reluctance of counterparties to do business with us. For information regarding conflicts of interests between the businesses within our asset management operations that operate on opposite sides of an information barrier, see Item (v) herein.
Our reputation could also be negatively impacted if there is misconduct or alleged misconduct by our personnel or those of our portfolio companies in which we and our managed entities invest, including historical misconduct prior to our investment. Risks associated with misconduct at our portfolio companies is heightened in cases where we do not have legal control or significant influence over a particular portfolio company or are not otherwise involved in actively managing a portfolio company. In such situations, given our ownership position and affiliation with the portfolio company, we may still be negatively impacted from a reputational perspective through this association. In addition, even where we have control over a portfolio company, if it is a newly acquired portfolio company that we are in the process of integrating then we may face reputational risks related to historical or current misconduct or alleged misconduct at such portfolio company for a period of time. We may also face increased risk of misconduct to the extent our capital allocated to emerging markets and distressed companies increases. If we face allegations of improper conduct by private litigants or regulators, whether the allegations are valid or invalid or whether the ultimate outcome is favorable or unfavorable to us, such allegations may result in negative publicity and press speculation about us, our investment activities or the asset management industry in general, which could harm our reputation and may be more damaging to our business than to other types of businesses.
We are subject to a number of obligations and standards arising from our asset management business and our authority over the assets we manage. The violation of these obligations and standards by any of our employees may adversely affect our partners and our business and reputation. Our business often requires that we deal with confidential matters of great significance to the companies in which we may invest and to other third parties. If our employees were to improperly use or disclose confidential information, or a security breach results in an inadvertent disclosure of such information, we could suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to detect or deter employee misconduct or security breaches, and the precautions we take in this regard may not be effective.
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Implementation of new investment and growth strategies involves a number of risks that could result in losses and harm to our professional reputation, including the risk that the expected results are not achieved, that new strategies are not appropriately planned for or integrated, that new strategies may conflict with, detract from or compete against our existing businesses, and that the investment process, controls and procedures that we have developed will prove insufficient or inadequate. Furthermore, our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon and subject to liability, losses or reputational damage relating to systems, controls and personnel that are not under our complete control or under the control of another.
In addition to impacting our ability to raise and retain third-party capital and pursue investment opportunities, certain of the risks identified herein that may have a negative impact on our reputation also could, in extreme cases, result in our removal as general partner or an acceleration of the liquidation date of the private funds that we manage. The governing agreements of our private funds provide that, subject to certain conditions (which may, particularly in the case of our removal as general partner, include final legal adjudications of the merits of the particular issue), third-party investors in these funds will have the right to remove us as general partner or to accelerate the liquidation date of the fund. Additionally, at any time, investors may terminate a fund and accelerate the liquidation date upon the vote of a super-majority of investors in such fund. A significant negative impact to our reputation would be expected to increase the likelihood that investors could seek to terminate a private fund. This effect would be magnified if, as is often the case, an investor is invested in more than one fund. Such an event, were it to occur, would result in a reduction in the fees we would earn from such fund, particularly if we are unable to maximize the value of the fund’s investments during the liquidation process or in the event of the triggering of a “clawback” for fees already paid out to us as general partner.
c)    Asset Management
Growth in fee-bearing capital could be adversely impacted by poor product development or marketing efforts. In addition, investment returns could be lower than target returns due to inappropriate allocation of capital or ineffective investment management.
Our asset management business depends on our ability to fundraise third-party capital, deploy that capital effectively, and produce targeted investment returns.
Our ability to raise third-party capital depends on a number of factors, including many that are outside our control such as the general economic environment and the number of other investment funds being raised at the same time by our competitors. Investors may reduce (or even eliminate) their investment allocations to alternative investments, including closed-ended private funds. Investors that are required to maintain specific asset class allocations within their portfolio may be required to reduce their investment allocations to alternative investments, particularly during periods when other asset classes such as public securities are decreasing in value. In addition, investors may prefer to insource and make direct investments; therefore, becoming competitors and ceasing to be clients and/or make new capital commitments.
Competition from other asset managers for raising public and private capital is intense, with competition based on a variety of factors, including investment performance, the quality of service provided to investors, the quality and availability of investment products, marketing efforts, investor liquidity and willingness to invest, and reputation. Poor investment performance could hamper our ability to compete for these sources of capital or force us to reduce our management fees. Our investors and potential investors continually assess investment performance and our ability to raise capital for existing and future funds depends on our funds’ relative and absolute performance. If poor investment returns or changes in investment mandates prevent us from raising further capital from our existing partners, we may need to identify and attract new investors in order to maintain or increase the size of our private funds, and there are no assurances that we will be able to find new investors. Further, as competition and disintermediation in the asset management industry increases, we may face pressure to reduce or modify our asset management fees, including base management fees and/or carried interest, or modify other terms governing our current asset management fee structure, in order to attract and retain investors.
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The successful execution of our investing strategy is uncertain as it requires suitable opportunities, careful timing and business judgment, as well as the resources to complete asset purchases and restructure them, if required, notwithstanding difficulties experienced in a particular industry.
There is no certainty that we will be able to identify suitable or sufficient opportunities that meet our investment criteria and be able to acquire additional high-quality assets at attractive prices to supplement our growth in a timely manner, or at all. In pursuing investment opportunities and returns, we and our managed entities face competition from other investment managers and investors worldwide. Each of our businesses is subject to competition in varying degrees and our competitors may have certain competitive advantages over us when pursuing investment opportunities. Some of our competitors may have higher risk tolerances, different risk assessments, lower return thresholds, a lower cost of capital, or a lower effective tax rate (or no tax rate at all), all of which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments. We may lose investment opportunities in the future if we do not match investment prices, structures and terms offered by our competitors, some of whom may have synergistic businesses which allow them to consider bidding a higher price than we can reasonably offer. While we attempt to deal with competitive pressures by leveraging our asset management strengths and operating capabilities and compete on more than just price, there is no guarantee these measures will be successful, and we may have difficulty competing for investment opportunities, particularly those offered through auction or other competitive processes. If we are unable to successfully raise, retain, and deploy third-party capital into investments, we may be unable to collect management fees, carried interest or transaction fees, which would materially reduce our revenue and cash flows and adversely affect our financial condition.
Our approach to investing often entails adding assets to our existing businesses when the competition for assets is weakest; typically, when depressed economic conditions exist in the market relating to a particular entity or industry. Such an investing style carries with it inherent risks when investments are made in either markets or industries that are undergoing some form of dislocation. We may fail to value opportunities accurately or to consider all relevant factors that may be necessary or helpful in evaluating an opportunity, may underestimate the costs necessary to bring an acquisition up to standards established for its intended market position, may be exposed to unexpected risks and costs associated with our investments, including risks arising from alternative technologies that could impair or eliminate the competitive advantage of our business in a particular industry, and/or may be unable to quickly and effectively integrate new acquisitions into our existing operations or exit from the investment on favorable terms. In addition, liabilities may exist that we or our managed entities do not discover in due diligence prior to the consummation of an acquisition, or circumstances may exist with respect to the entities or assets acquired that could lead to future liabilities and, in each case, we or our managed entities may not be entitled to sufficient, or any, recourse against the contractual counterparties to an acquisition.
Our credit strategies, the majority of which are managed through Oaktree, offer a broad diverse range of long-term fund and perpetual strategies to our investors. Similar to our other long-term private funds, we earn base management fees and carried interest on Oaktree’s fund capital in its credit strategies. Cyclicality is important to credit strategies and weak economic environments have tended to afford the best investment opportunities and best relative investment performance to such strategies. Any prolonged economic expansion or recession could have an adverse impact on certain credit strategies and materially affect the ability to deliver superior investment returns for clients or generate incentive or other income in respect of those strategies.
We generally pursue investment opportunities that involve business, regulatory, legal and other complexities. Our tolerance for complexity presents risks, as such transactions can be more difficult, expensive and time consuming to finance and execute, and have a higher risk of execution failure. It can also be more difficult to manage or realize value from the assets acquired in such transactions and such transactions sometimes entail a higher level of regulatory scrutiny or a greater risk of contingent liabilities.
At times, we make investments (for one or more of our funds or managed entities) in companies that we do not control. These investments are subject to the risk that the company in which the investment is made may make
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business, financial or management decisions with which we do not agree or that the majority stakeholders or the management of the company may take risks or otherwise act in a manner that does not serve our interests.
Certain of our investments may be concentrated in particular asset types or geographic regions, which could exacerbate any negative performance of one or more of our managed entities to the extent those concentrated investments are in assets or regions that experience market dislocation. In addition, certain of our funds hold publicly traded securities the price of which will be volatile and are likely to fluctuate due to a number of factors beyond our control, including actual or anticipated changes in the profitability of the issuers of such securities; general economic, social, or political developments; changes in industry conditions; changes in governance regulation; inflation; the general state of the securities markets; COVID-19; and other material events.
The failure of a newly acquired business to perform according to expectations could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flows. Alternatively, we may be required to sell a business before it has realized our expected level of returns for such business.
If any of our managed investments perform poorly or experience prolonged periods of volatility, or we are unable to deploy capital effectively, our fee-based revenue, cash available for distribution and/or carried interest would decline. Moreover, we could experience losses on our capital invested in our managed entities. Accordingly, our expected returns on these investments may be less than we have assumed in forecasting the value of our business.
d)    Laws, Rules and Regulations
We are subject to numerous laws, rules, and regulatory requirements which may impact our business, including resulting in financial penalties, loss of business, and/or damage to our reputation in instances of non-compliance.
There are many laws, governmental rules and regulations and listing exchange rules that apply to us, our affiliates, our assets and our businesses. Changes in these laws, rules and regulations, or their interpretation by governmental agencies or the courts, could adversely affect our business, assets or prospects, or those of our affiliates, customers, clients or partners. The failure of us, our listed affiliates, or the entities that we manage to comply with these laws, rules and regulations, or with the rules and registration requirements of the respective stock exchanges on which we and they are listed could adversely affect our reputation and financial condition.
Our asset management business, including our investment advisory and broker-dealer business, is subject to substantial and increasing regulatory compliance obligations and oversight, and this higher level of scrutiny may lead to more regulatory enforcement actions. There continues to be uncertainty regarding the appropriate level of regulation and oversight of asset management businesses in a number of jurisdictions in which we operate. The financial services industry has been the subject of heightened scrutiny, and the Securities and Exchange Commission has specifically focused on asset managers in recent enforcement actions. Regulatory investigations and/or enforcement actions by our regulators could have a material adverse effect on our business and/or reputation. In addition, the introduction of new legislation and increased regulation may result in increased compliance costs and could materially affect the manner in which we conduct our business and adversely affect our profitability. Although there may be some areas where governments in certain jurisdictions propose deregulation, it is difficult to predict the timing and impact of any such deregulation, and we may not materially benefit from any such changes.
Our asset management business is not only regulated in the U.S., but also in other jurisdictions where we conduct operations including the E.U., the U.K., Canada, Brazil, Australia, India, South Korea and China. Similar to the environment in the U.S., the current environment in jurisdictions outside the U.S. in which we operate has become subject to further regulation. Governmental agencies around the world have proposed or implemented a number of initiatives and additional rules and regulations that could adversely affect our asset management business, and governmental agencies may propose or implement further rules and regulations in the future. These rules and regulations may impact how we market our managed entities in these jurisdictions and introduce compliance obligations with respect to disclosure and transparency, as well as restrictions on investor participation and distributions. Such regulations may also prescribe certain capital requirements on our managed entities, and conditions on the leverage our managed entities may employ and the liquidity these managed entities must
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have. Compliance with additional regulatory requirements will impose additional restrictions and expenses for us and could reduce our operating flexibility and fundraising opportunities.
Our broker-dealer business is regulated by the SEC, the various Canadian provincial securities commissions, as well as self-regulatory organizations, including the Financial Industry Regulatory Authority in the U.S. These regulatory bodies may conduct administrative or enforcement proceedings that can result in censure, fine, suspension or expulsion of a broker-dealer, its directors, officers or employees. Such proceedings, whether or not resulting in adverse findings, can require substantial expenditures and can have an adverse impact on the reputation of a broker dealer.
The advisors of certain of our managed entities are registered as investment advisers with the SEC. Registered investment advisers are subject to the requirements and regulations of the Investment Advisers Act of 1940, which grants U.S. supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with laws or regulations. If such powers are exercised, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment adviser may engage, suspension or revocation of the investment adviser’s registration, censure and fines. Compliance with these requirements and regulations results in the expenditure of resources, and a failure to comply could result in investigations, financial or other sanctions, and reputational damage.
The Investment Company Act of 1940 (the “40 Act”) and the rules promulgated thereunder provide certain protections to investors and impose certain restrictions on entities that are deemed “investment companies” under the 40 Act. We are not currently, nor do we intend to become, an investment company under the 40 Act. To ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans and the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets that we would not otherwise dispose of. If we were required to register as an investment company, we would face severe limitations on the operation of our business. Among other things, we would be prohibited from engaging in certain business activities (or have conditions placed on our business activities), face restrictions on engaging in transactions with affiliated entities and issuing certain securities or engaging in certain types of financings, be restricted with respect to the amount and types of borrowings we are permitted to obtain, be required to limit the amount of investments that we make as principal, and face other limitations on our activities.
We have and may become subject to additional regulatory and compliance requirements as we expand our product offerings and investment platform which likely will carry additional legal and compliance costs, as well as additional operating requirements that may also increase costs.
We acquire and develop primarily real estate, renewable power, infrastructure, business services and industrial assets. In doing so, we must comply with extensive and complex municipal, state or provincial, national and international laws and regulations. These laws and regulations can result in uncertainty and delays, and impose on us additional costs, which may adversely affect our results of operations. Changes in these laws and regulations may negatively impact us and our businesses or may benefit our competitors and their businesses.
Additionally, liability under such laws, rules and regulations may occur without our fault. In certain cases, parties can pursue legal actions against us to enforce compliance as well as seek damages for non-compliance or for personal injury or property damage. Our insurance may not provide sufficient coverage in the event that a successful claim is made against us.
e)    Governmental Investigations and Anti-Bribery and Corruption
Our policies and procedures designed to ensure compliance with applicable laws, including anti-bribery and corruption laws, may not be effective in all instances to prevent violations and as a result we may be subject to related governmental investigations.
We are from time to time subject to various governmental investigations, audits and inquiries, both formal and informal. These investigations, regardless of their outcome, can be costly, divert management attention,
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and damage our reputation. The unfavorable resolution of such investigations could result in criminal liability, fines, penalties or other monetary or non-monetary sanctions and could materially affect our business or results of operations.
There is a continued global focus on the enforcement of anti-bribery and corruption legislation, and this focus has heightened the risks that we face in this area, particularly as we continue to expand our operations globally. We are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties, including restrictions imposed by the U.S. Foreign Corrupt Practices Act and similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act, the Canadian Corruption of Foreign Public Officials Act, and the Brazilian Clean Company Act. This global focus on anti-bribery and corruption enforcement may also lead to more investigations, both formal and informal, in this area, the results of which cannot be predicted.
Different laws and regulations that are applicable to us may contain conflicting provisions, making our compliance more difficult. If we fail to comply with such laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of our employees, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws and regulations or other acts of bribery committed by entities in which we or our managed entities invest.
Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect, in particular when conducting due diligence in connection with acquisitions, and fraud and other deceptive practices can be widespread in certain jurisdictions. We invest in emerging market countries that may not have established stringent anti-bribery and corruption laws and regulations, where existing laws and regulations may not be consistently enforced, or that are perceived to have materially higher levels of corruption according to international rating standards. Due diligence on investment opportunities in these jurisdictions is frequently more challenging because consistent and uniform commercial practices in such locations may not have developed or do not meet international standards. Bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations. When acquiring assets in distress, the quality of financial information of the target may also make it difficult to identify irregularities.
f)    Financial Obligations and Liquidity
Cash must be available to meet our financial obligations when due and enable us to capitalize on investment opportunities when they arise.
We employ debt and other forms of leverage in the ordinary course of business to enhance returns to our investors and finance our operations. We are therefore subject to the risks associated with debt financing and refinancing, including but not limited to the following: (i) our cash flow may be insufficient to meet required payments of principal and interest; (ii) payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses and dividends; (iii) if we are unable to obtain committed debt financing for potential acquisitions or can only obtain debt at high interest rates or on other unfavorable terms, we may have difficulty completing acquisitions or may generate profits that are lower than would otherwise be the case; (iv) we may not be able to refinance indebtedness at maturity due to company and market factors such as the estimated cash flow produced by our assets, the value of our assets, liquidity in the debt markets, and/or financial, competitive, business and other factors; and (v) if we are able to refinance our indebtedness, the terms of a refinancing may not be as favorable as the original terms for such indebtedness. If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to utilize available liquidity, which would reduce our ability to pursue new investment opportunities, or we may need to dispose of one or more of our assets on disadvantageous terms, or raise equity, thereby causing dilution to existing shareholders. Regulatory changes may also result in higher borrowing costs and reduced access to credit.
The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, adequate insurance coverage and certain credit ratings. These covenants may limit our flexibility in conducting our operations
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and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, even if we have satisfied and continue to satisfy our payment obligations.
A large proportion of our capital is invested in physical assets and securities that can be hard to sell, especially if market conditions are poor. Further, because our investment strategy can entail our having representation on public portfolio company boards, we may be restricted in our ability to effect sales during certain time periods. A lack of liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, if financial or operating difficulties of other owners result in distress sales, such sales could depress asset values in the markets in which we operate. The restrictions inherent in owning physical assets could reduce our ability to respond to changes in market conditions and could adversely affect the performance of our investments, our financial condition and results of operations.
Because there is significant uncertainty in the valuation of, or in the stability of the value of illiquid or non-public investments, the fair values of such investments do not necessarily reflect the prices that would actually be obtained when such investments are realized. Realizations at values significantly lower than the values at which investments have been recorded would result in losses, a decline in asset management fees and the potential loss of carried interest and incentive fees.
We enter into financing commitments in the normal course of business, which we may be required to fund. Additionally, from time to time, we may guarantee the obligations of other entities that we manage and/or invest in. If we are required to fund these commitments and are unable to do so, this could result in damages being pursued against us or a loss of opportunity through default under contracts that are otherwise to our benefit.
g)    Foreign Exchange and Other Financial Exposures
Foreign exchange rate fluctuations could adversely impact our aggregate foreign currency exposure and hedging strategies may not be effective.
We have pursued and intend to continue to pursue growth opportunities in international markets, and often invest in countries where the U.S. dollar is not the local currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the currency utilized in one or more countries where we have a significant presence may have a material adverse effect on the results of our operations and financial position. In addition, we are active in certain markets where economic growth is dependent on the price of commodities and the currencies in these markets can be more volatile as a result.
Our businesses are impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. We selectively utilize financial instruments to manage these exposures, including credit default swaps and other derivatives to hedge certain of our financial positions. However, a significant portion of these risks may remain unhedged. We may also choose to establish unhedged positions in the ordinary course of business.
There is no assurance that hedging strategies, to the extent they are used, will fully mitigate the risks they are intended to offset. Additionally, derivatives that we use are also subject to their own unique set of risks, including counterparty risk with respect to the financial well-being of the party on the other side of these transactions and a potential requirement to fund mark-to-market adjustments. Our financial risk management policies may not ultimately be effective at managing these risks.
The Dodd-Frank Act and similar laws in other jurisdictions impose rules and regulations governing oversight of the over-the-counter derivatives market and its participants. These regulations may impose additional costs and regulatory scrutiny on us. If our derivative transactions are required to be executed through exchanges or regulated facilities, we will face incremental collateral requirements in the form of initial margin and require variation margin to be cash settled on a daily basis. Such an increase in margin requirements (relative to bilateral agreements) or a more restricted list of securities that qualify as eligible collateral, would require us to hold larger positions in cash and treasuries, which could reduce income. We cannot predict the effect of changing derivatives legislation on our hedging costs, our hedging strategy or its implementation, or the risks that we hedge. Regulation of derivatives may
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increase the cost of derivative contracts, reduce the availability of derivatives to protect against operational risk and reduce the liquidity of the derivatives market, all of which may reduce our use of derivatives and result in the increased volatility and decreased predictability of our cash flows.
h)    Temporary Investments and Backstop Commitments
We may be unable to syndicate, assign or transfer financial commitments entered into in support of our asset management franchise.
We periodically enter into agreements that commit us to acquire or stand in place of another entity to acquire assets or securities in order to support our asset management franchise with the expectation that our commitment is temporary. For example, we may acquire an asset suitable for a particular managed entity that is fundraising and warehouse that asset through the fundraising period before transferring the asset to the managed entity for which it was intended. As another example, we may commit capital for a particular acquisition transaction as part of a consortium alongside certain of our managed entities with the expectation that we will syndicate or assign all or a portion of our own commitment to other investors prior to, at the same time as, or subsequent to, the anticipated closing of the transaction. In all of these cases, our support is intended to be of a temporary nature and we engage in this activity in order to further the growth and development of our asset management franchise. By leveraging the Corporation’s financial position to make temporary investments and backstop commitments, we can execute on investment opportunities prior to obtaining all third-party equity financing that we seek, and these opportunities may otherwise not be available without the Corporation’s initial equity participation.
While it is often our intention in these arrangements that the Corporation’s direct participation be of a temporary nature, we may be unable to syndicate, assign or transfer our interest or commitment as we intended and therefore may be required to take or keep ownership of assets or securities for an extended period. This would increase the amount of our own capital deployed to certain assets and could have an adverse impact on our liquidity, which may alter our asset concentration outside of our desired parameters, may reduce our ability to pursue further acquisitions, or negatively impact our ability to meet other financial commitments.
i)    Interest Rates
Rising interest rates could increase our interest costs and adversely affect our financial performance.
A number of our long-life assets are interest rate sensitive. Increases in interest rates will, other things being equal, decrease the value of an asset by reducing the present value of the cash flows expected to be produced by such asset. As the value of an asset declines as a result of interest rate increases, certain financial and other covenants under credit agreements governing such asset could be breached, even if we have satisfied and continue to satisfy our payment obligations thereunder. Such a breach could result in negative consequences on our financial performance and results of operations.
Additionally, any of our debt or preferred shares that are subject to variable interest rates, either as an obligation with a variable interest rate or as an obligation with a fixed interest rate that resets into a variable interest rate in the future, are subject to interest rate risk. Further, the value of any debt or preferred share that is subject to a fixed interest rate will be determined based on the prevailing interest rates and, accordingly, this type of debt or preferred share is also subject to interest rate risk.
Although interest rates have remained at relatively low levels on a historical basis, in many jurisdictions in which we operate, a period of sharply rising interest rates may cause certain market dislocations that could negatively impact our financial performance, increase the cost and availability of debt financing and thereby negatively impact the ability of our businesses to obtain attractive financing or refinancing and could increase the cost of such financing if obtained. Interest rate increases would also increase the amount of cash required to service our obligations and our earnings could be adversely impacted as a result.
The Financial Conduct Authority (the “FCA”) in the United Kingdom ceased compelling banks to submit rates for the calculation of LIBOR in 2021. In response, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee which identified the Secured Overnight Financing Rate
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("SOFR") as its preferred alternative to USD-LIBOR in derivatives and other financial contracts. In November 2020, the ICE Benchmark Administration Limited, the benchmark administrator for USD LIBOR rates, proposed extending the publication of certain commonly-used USD LIBOR settings until June 30, 2023 and the FCA issued a statement supporting such proposal. It is not possible to predict the effect of these changes, including when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets.
We have outstanding debt and derivatives with variable rates that are indexed to LIBOR. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes. In the transition from the use of LIBOR to SOFR or other alternatives, uncertainty exists as to the extent and manner of which future changes may result in interest rates and/or payments that are higher than or lower than or that do not otherwise correlate over time with the interest rates and/or payments that would have been made on our obligations if LIBOR was available in its current form. Use of alternative interest rates or other LIBOR reforms could result in increased volatility or a tightening of credit markets which could adversely affect our ability to obtain cost-effective financing. In addition, the transition of our existing LIBOR financing agreements to alternative benchmarks may result in unanticipated changes to the overall interest rate paid on our liabilities.
j)    Human Capital
Ineffective maintenance of our culture, or ineffective management of human capital could adversely impact our asset management business and financial performance.
Our ability to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees. Our senior management team has a significant role in our success and oversees the execution of our investment strategies. If we are unable to attract and retain qualified employees this could limit our ability to compete successfully and achieve our business objectives, which could negatively impact our business, financial condition and results of operations.
Our ability to retain and motivate our management team, attract suitable replacements should any members of our management team leave, or attract new investment professionals as our business grows, is dependent on, among other things, the competitive nature of the employment market and the career opportunities and compensation that we can offer. In all of our markets, we face intense competition in connection with the attraction and retention of qualified employees.
We may experience departures of key professionals in the future. We cannot predict the impact that any such departures will have on our ability to achieve our objectives. Our senior management team possesses substantial experience and expertise and has strong business relationships with investors in our managed entities and other members of the business communities and industries in which we operate. As a result, the loss of these personnel could jeopardize our relationships with investors in our managed entities and other members of the business communities and industries in which we operate and result in the reduction of our assets under management or fewer investment opportunities. Accordingly, the loss of services from key professionals or a limitation in their availability could adversely impact our financial condition and cash flow. Furthermore, such a loss could be negatively perceived in the capital markets.
Additionally, the departure of certain individuals could trigger certain “key person” provisions in the documentation governing certain of our private funds, which would permit the limited partners of those funds to suspend or terminate the funds’ investment periods or withdraw their capital prior to the expiration of the applicable lock-up date. Our key person provisions vary by both strategy and fund and, with respect to each strategy and fund, are typically tied to multiple individuals, meaning that it would require the departure of more than one individual to trigger the key person provisions. Our human capital risks may be exacerbated by the fact that we do not maintain any key person insurance.
The conduct of our businesses and the execution of our strategy rely heavily on teamwork. Our continued ability to respond promptly to opportunities and challenges as they arise depends on co-operation and co-ordination across our organization and our team-oriented management structure, which may not materialize in the way we expect.
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A portion of the workforce in some of our businesses is unionized. If we are unable to negotiate acceptable collective bargaining agreements with any of our unions as existing agreements expire we could experience a work stoppage, which could result in a significant disruption to the affected operations, higher ongoing labor costs and restrictions on our ability to maximize the efficiency of our operations, all of which could have an adverse effect on our financial results.
k)    Geopolitical
Political instability, changes in government policy, or unfamiliar cultural factors could adversely impact the value of our investments.
We are subject to geopolitical uncertainties in all jurisdictions in which we operate. We make investments in businesses that are based outside of North America and we may pursue investments in unfamiliar markets, which may expose us to additional risks not typically associated with investing in North America. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new or existing markets and lead to financial losses for us and our managed entities. There are risks of political instability in several of our major markets and in other parts of the world in which we conduct business from factors such as political conflict, income inequality, refugee migration, terrorism, the potential break-up of political-economic unions and political corruption; the materialization of one or more of these risks could negatively affect our financial performance.
For example, recent military tensions and conflict in Eastern Europe could contribute to global economic uncertainty and could significantly disrupt the free movement of goods, services, and people and also have a destabilizing effect on energy markets, as well as potential higher costs of conducting business in Europe. Similarly, an inability of local and national governments to effectively manage ongoing political disputes, could result in local, regional and/or global instability. The materialization of one or more of these risks could negatively affect our financial performance and adversely impact our business.
The transition period following the U.K.’s formal departure from the E.U. ended on December 31, 2020, and E.U. law no longer applies in the U.K. There remains uncertainty related to the post-Brexit relationship between the U.K. and the E.U. and it is difficult to predict what the future economic, tax, fiscal, legal, regulatory and other implications of Brexit will be for the asset management industry, the broader European and global financial markets generally. While we have not experienced any material financial impact from Brexit on our business to date, future impacts could include increased legal and regulatory complexities, as well as potentially higher costs of conducting business in Europe, which could have an adverse effect on our business.
Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies and regulations, including protectionist policies, or personnel; (ii) changes in general economic or social conditions, including as a result of COVID-19; (iii) restrictions on currency transfer or convertibility; (iv) changes in labor relations; (v) military conflict, political instability and civil unrest; (vi) less developed or efficient financial markets than in North America; (vii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (viii) less government supervision and regulation; (ix) a less developed legal or regulatory environment; (x) heightened exposure to corruption risk; (xi) political hostility to investments by foreign investors; (xii) less publicly available information in respect of companies in non-North American markets; (xiii) adversely higher or lower rates of inflation; (xiv) higher transaction costs; (xv) difficulty in enforcing contractual obligations and expropriation or confiscation of assets; and (xvi) fewer investor protections.
In addition to the risks noted above, as a result of the rapid spread of COVID-19, many governments have imposed restrictions on business activity and travel. Refer to Catastrophic Event/Loss, Pandemics, Climate Change, War and Terrorism on pages 123 and 124.
Unforeseen political events in markets where we have significant investors and/or where we own and operate assets or may look to for further growth of our businesses, such as the U.S., Canadian, Brazilian, Australian,
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European, Middle Eastern and Asian markets, may create economic uncertainty that has a negative impact on our financial performance. Such uncertainty could cause disruptions to our businesses, including affecting the business of and/or our relationships with our investors, customers and suppliers, as well as altering the relationship among tariffs and currencies, including the value of the British pound and the Euro relative to the U.S. dollar. Disruptions and uncertainties could adversely affect our financial condition, operating results and cash flows. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting us and our managed entities could be exacerbated by supply chain disruptions, trade policy and geopolitical tensions.
l)    Economic Conditions
Unfavorable economic conditions or changes in the industries in which we operate could adversely impact our financial performance.
We are exposed to local, regional, national and international economic conditions and other events and occurrences beyond our control, including, but not limited to, the following: short-term and long-term interest rates; inflation; credit and capital market volatility; business investment levels; government spending levels; sovereign debt risks; consumer spending levels; changes in laws, rules or regulations; trade barriers; supply chain disruptions; commodity prices; currency exchange rates and controls; national and international political circumstances (including wars, terrorist acts, or security operations); catastrophic events (including pandemics/epidemics such as COVID-19, earthquakes, tornadoes, or floods); the rate and direction of economic growth; and general economic uncertainty. On a global basis, certain industries and sectors have created capacity that anticipated higher growth, which has caused volatility across all markets, including commodity markets, which may have a negative impact on our financial performance. Unfavorable economic conditions could affect the jurisdictions in which our entities are formed and where we own assets and operate businesses, and may cause a reduction in: (i) securities prices; (ii) the liquidity of investments made by us and our managed entities; (iii) the value or performance of the investments made by us and our managed entities; and (iv) the ability of us and our managed entities to raise or deploy capital, each of which could adversely impact our financial condition.
In general, a decline in economic conditions, either in the markets or industries in which we participate, or both, will result in downward pressure on our operating margins and asset values as a result of lower demand and increased price competition for the services and products that we provide. In particular, given the importance of the U.S. to our operations, an economic downturn in this market could have a significant adverse effect on our operating margins and asset values.
Many of our private funds have a finite life that may require us to exit an investment made in a fund at an inopportune time. Volatility in the exit markets for these investments, increasing levels of capital required to finance companies to exit and rising enterprise value thresholds to go public or complete a strategic sale can all contribute to the risk that we will not be able to exit a private fund investment successfully. We cannot always control the timing of our private fund investment exits or our realizations upon exit.
If global economic conditions deteriorate, our investment performance could suffer, resulting in, for example, the payment of less or no carried interest to us. The payment of less or no carried interest to us could cause our cash flow from operations to decrease, which could materially adversely affect our liquidity position and the amount of cash we have on hand to conduct our operations. A reduction in our cash flow from operations could, in turn, require us to rely on other sources of cash such as the capital markets which may not be available to us on acceptable terms, or debt and other forms of leverage.
In addition, in an economic downturn, there is an increased risk of default by counterparties to our investments and other transactions. In these circumstances, it is more likely that such transactions will fail or perform poorly, which may in turn have a material adverse effect on our business, results of operation and financial condition.

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m)    Catastrophic Event/Loss, Pandemics, Climate Change, War and Terrorism
Catastrophic events (or combination of events), such as earthquakes, tornadoes, floods, fires, pandemics/epidemics such as COVID-19, climate change, military conflict/war or terrorism/sabotage, could adversely impact our financial performance.
Our assets under management could be exposed to effects of catastrophic events, such as severe weather conditions, natural disasters, major accidents, pandemics/epidemics such as COVID-19 (including the emergence and progression of new variants), acts of malicious destruction, climate change, war/military conflict or terrorism, which could materially adversely impact our operations.
A local, regional, national or international outbreak of a contagious disease, such as COVID-19 which spread across the globe at a rapid pace impacting global commercial activity and travel or future public health crises, epidemics or pandemics, could materially and adversely affect our results of operations and financial condition due to the disruptions to commerce, reduced economic activity and other unforeseen consequences that are beyond our control.
The ongoing prevalence of COVID-19, the emergence and progression of new variants and actions taken in response to COVID-19 by government authorities across various geographies in which the company owns and operates investments have interrupted business activities and supply chains; disrupted travel; contributed to significant volatility in the financial markets; impacted social conditions; and adversely affected local, regional, national and international economic conditions, as well as the labor market. There can be no assurance that strategies that we employ to address potential disruptions in operations will mitigate the adverse impacts of any of these factors.
The longer-term economic impacts of COVID-19 will depend on future developments, which are highly uncertain, constantly evolving and difficult to predict. These developments may include the risk of new and potentially more severe variant strains of COVID-19, and additional actions that may be taken to contain COVID-19, such as re-imposing previously lifted measures or putting in place additional restrictions, and the pace, availability, distribution, acceptance and effectiveness of vaccines. Such developments, depending on their nature, duration, and intensity, could have a material adverse effect on our business, financial position, results of operations or cash flows.
In addition, the potential effects of COVID-19 on our employees, the employees of our subsidiaries, reinsurers, if any, or the employees of other companies with which we do business could disrupt our business operations. The effectiveness of external parties, including governmental and non-governmental organizations, in combating the spread and severity of the pandemic could have a material impact on the adverse effects we experience. These events, which are beyond our control, could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition.
Natural disasters and ongoing changes to the physical climate in which we operate may have an adverse impact on our business, financial position, results of operations or cash flows. Changes in weather patterns or extreme weather (such as floods, droughts, hurricanes and other storms), may negatively affect our businesses’ operations or damage assets that we may own or develop. Further, rising sea levels could, in the future, affect the value of any low-lying coastal real assets that we may own or develop. Climate change may increase the frequency and severity of severe weather conditions and may change existing weather patterns in ways that are difficult to anticipate. Responses to these changes could result in higher costs, such as the imposition of new property taxes, increases in insurance rates or additional capital expenditures.
Our commercial office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be threatened by terrorist attacks or acts of war. Furthermore, many of our properties consist of high-rise buildings which may also be subject to this actual or perceived threat. The perceived threat of a terrorist attack or outbreak of war could negatively impact our ability to lease office space in our real estate portfolio. Renewable power and infrastructure assets such as roads, railways, power generation facilities and ports, may also be targeted by terrorist organizations or in acts of war. Any damage or business interruption costs as a result of uninsured or underinsured acts of terrorism or war could result in a material cost to us and could adversely affect our business, financial condition or results of operation. Adequate terrorism insurance may not be available at rates we believe to
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be reasonable in the future. These risks could be heightened by foreign policy decisions of the U.S. (where we have significant operations) and other influential countries or general geopolitical conditions.
Additionally, our businesses rely on free movement of goods, services, and capital from around the globe. Any slowdown in international investment, business, or trade as a result of catastrophic events could also have a material adverse effect on our business, financial position, results of operations or cash flows.
n)    Tax
Reassessments by tax authorities or changes in tax laws could create additional tax costs for us.
Our structure is based on prevailing taxation law and practice in the local jurisdictions in which we operate. Any change in tax policy, tax legislation (including in relation to taxation rates), the interpretation of tax policy or legislation or practice in these jurisdictions could adversely affect the return we earn on our investments, the level of capital available to be invested by us or our managed entities and the willingness of investors to invest in our managed entities. This risk would include any reassessments by tax authorities on our tax returns if we were to incorrectly interpret or apply any tax policy, legislation or practice.
Taxes and other constraints that would apply to our operating entities in such jurisdictions may not apply to local institutions or other parties such as state-owned enterprises, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing acquisitions. There are a number of factors that could increase our effective tax rates, which would have a negative impact on our net income, including, but not limited to, changes in the valuation of our deferred tax assets and liabilities and any reassessment of taxes by a taxation authority.
Governments around the world are increasingly seeking to regulate multinational companies and their use of differential tax rates between jurisdictions. This effort includes a greater emphasis by various nations to co-ordinate and share information regarding companies and the taxes they pay. Governmental taxation policies and practices could adversely affect us and, depending on the nature of such policies and practices, could have a greater impact on us than on other companies. As a result of this increased focus on the use of tax planning by multinational companies, our tax planning could be subject to negative media coverage which may adversely impact our reputation.
The Corporation endeavors to be considered a “qualified foreign corporation” for U.S. federal income tax purposes and for the Corporation’s dividends to therefore be considered generally eligible for “qualified dividend” treatment in the U.S. Whether dividends paid by the Corporation will in fact be treated as “qualified dividends” for U.S. federal income tax purposes for a particular shareholder of the Corporation will depend on that shareholder’s specific circumstances, including, but not limited to, the shareholder’s holding period for shares of the Corporation on which dividends are received. The Corporation provides no assurances that any or all of its dividends paid to shareholders will be treated as “qualified dividends” for U.S. federal income tax purposes.
o)    Financial Reporting and Disclosures
Deficiencies in our public company financial reporting and disclosures could adversely impact our reputation.
As we expand the size and scope of our business, there is a greater susceptibility that our financial reporting and other public disclosure documents may contain material misstatements and that the controls we maintain to attempt to ensure the complete accuracy of our public disclosures may fail to operate as intended. The occurrence of such events could adversely impact our reputation and financial condition. In addition, we disclose certain metrics that do not have standardized meaning and are based on our own methodologies and assumptions, and which may not properly convey the information they purport to reflect.
Management is responsible for establishing and maintaining adequate internal controls over financial reporting to give our stakeholders assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, the process for establishing and maintaining adequate internal controls over financial reporting has inherent limitations, including the possibility of human error. Our internal controls over financial reporting may not prevent or detect misstatements in our financial disclosures
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on a timely basis, or at all. Some of these processes may be new for certain subsidiaries in our structure and in the case of acquisitions may take time to be fully implemented.
Our disclosure controls and procedures are designed to provide assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified. Our policies and procedures governing disclosures may not ensure that all material information regarding us is disclosed in a proper and timely fashion, or that we will be successful in preventing the disclosure of material information to a single person or a limited group of people before such information is generally disseminated.
p)    Environment, Social and Governance Management
Ineffective management of environmental and sustainability issues, including climate change, and inadequate or ineffective health and safety programs could damage our reputation, adversely impact our financial performance and may lead to regulatory action.
There is increasing stakeholder interest in environment, social and governance (“ESG”) considerations and how they are managed. ESG considerations include climate change, human capital and labor management, corporate governance, diversity and privacy and data security, among others. Increasingly, investors and lenders are incorporating ESG considerations into their investment or lending process, respectively, alongside traditional financial considerations. Investors or potential investors in our managed entities or in Brookfield may not invest in all our products given certain industries in which we operate. If we are unable to successfully integrate ESG considerations into our practices, we may incur a higher cost of capital, lower interest in our debt securities and/or equity securities or otherwise face a negative impact on our business, operating results and cash flows and result in reputational damage.
Certain of our subsidiaries and affiliates may be subject to compliance with laws, regulations, regulatory rules and/or guidance relating to ESG, and any failure to comply with these laws, regulations, regulatory rules or guidance could expose us to material adverse consequences, including loss, limitations on our ability to undertake licensable business, legal liabilities, financial and non-financial sanctions and penalties, and/or reputational damage. New ESG requirements imposed by jurisdictions in which we do business, such as the EU Sustainable Finance Disclosure Regulation (2019/2088), could (a) result in additional compliance costs, disclosure obligations or other implications or restrictions; and/or (b) impact our established business practices, cost base and, by extension, our profitability. ESG-related requirements and market practices differ by region, industry and issue and are evolving dynamically, and the sustainability requirements applicable to us, our investments, or our assessment of such requirements or practices may change over time. Under emerging sustainability requirements, we may be required to classify our businesses against, or determine the alignment of underlying investments under, ESG-related legislative and regulatory criteria and taxonomies, some of which can be open to subjective interpretation. Our view on the appropriate classifications may develop over time, including in response to statutory or regulatory guidance or changes in industry approach to classification. A change to the relevant classification may require further actions to be taken, for example it may require further disclosures, or it may require new processes to be set up to capture data, which may lead to additional cost, disclosure obligations or other implications or restrictions.
The transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Efforts to limit global warming may give rise to changes in regulations, reporting and consumer sentiment that could have a negative impact on our existing operations by increasing the costs of operating our business or reducing demand for our products and services. The adverse effects of climate change and related regulation at state, provincial, federal or international levels could have a material adverse effect on our business, financial position, results of operations or cash flows.
The ownership and operation of some of the assets held in our portfolio companies carry varying degrees of inherent risk or liability related to worker health and safety and the environment, including the risk of government-imposed orders to remedy unsafe conditions and contaminated lands and potential civil liability. Compliance with
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health, safety and environmental standards and the requirements set out in the relevant licenses, permits and other approvals obtained by the portfolio companies is crucial.
Our portfolio companies have incurred and will continue to incur significant capital and operating expenditures to comply with ESG requirements, including health and safety standards, to obtain and comply with licenses, permits and other approvals, and to assess and manage potential liability exposure. Nevertheless, they may be unsuccessful in obtaining or maintaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters, any of which could have a material adverse effect on us.
Health, safety and environmental laws and regulations can change rapidly and significantly, and we and/or our portfolio companies may become subject to more stringent laws and regulations in the future. The occurrence of any adverse health, safety or environmental event, or any changes, additions to, or more rigorous enforcement of, health, safety and environmental standards, licenses, permits or other approvals could have a significant impact on operations and/or result in material expenditures.
Owners and operators of real assets may become liable for the costs of removal and remediation of certain hazardous substances released or deposited on or in their properties, or at other locations regardless of whether the owner and operator caused the release or deposit of such hazardous materials. These costs could be significant and could reduce cash available for our businesses. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our assets or to borrow using these assets as collateral, and could potentially result in claims or other proceedings.
Certain of our businesses are involved in using, handling or transporting substances that are toxic, combustible or otherwise hazardous to the environment and may be in close proximity to environmentally sensitive areas or densely populated communities. If a leak, spill or other environmental incident occurred, it could result in substantial fines or penalties being imposed by regulatory authorities, revocation of licenses or permits required to operate the business, the imposition of more stringent conditions in those licenses or permits or legal claims for compensation (including punitive damages) by affected stakeholders.
Global ESG challenges, such as carbon emissions, privacy and data security, demographic shifts and regulatory pressures are introducing new risk factors for us that we may not have dealt with previously. If we are unable to successfully manage our ESG compliance, this could have a negative impact on our reputation and our ability to raise future public and private capital and could be detrimental to our economic value and the value of our managed entities.
q)    Data Security, Privacy, and Cyber-Terrorism
Failure to maintain the security of our information and technology systems could have a material adverse effect on us.
We rely on certain information and technology systems, including the systems of others with whom we do business, which may be subject to security breaches or cyber-terrorism intended to obtain unauthorized access to proprietary information or personally identifiable information, destroy data or disable, degrade or sabotage these systems, through the introduction of computer viruses, fraudulent emails, cyber-attacks or other means. Such acts of cyber-terrorism could originate from a variety of sources including our own employees or unknown third parties. In the ordinary course of our business, we collect and store sensitive data, including personally identifiable information of our employees and our clients. Data protection and privacy rules have become a focus for regulators globally. For instance, the European General Data Protection Regulation (“GDPR”) amended data protection rules for individuals that are residents of the EU. GDPR imposes stringent rules and penalties for non-compliance, which could have an adverse effect on our business.
Although we take various measures to ensure the integrity of our systems and to safeguard against failures or security breaches, there can be no assurance that these measures will provide adequate protection, and a compromise in these systems could go undetected for a significant period of time. If these information and technology systems are compromised, we could suffer a disruption in one or more of our businesses
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and experience, among other things, financial loss; a loss of business opportunities; misappropriation or unauthorized release of confidential or personal information; damage to our systems and those with whom we do business; violations of privacy and other laws, litigation, regulatory penalties or remediation and restoration costs (particularly in light of increased regulatory focus on cyber-security by regulators around the world); as well as increased costs to maintain our systems. This could have a negative impact on our operating results and cash flows and result in reputational damage.
r)    Dependence on Information Technology Systems
The failure of our information technology systems, or those of our third-party service providers, could adversely impact our reputation and financial performance.
We operate in businesses that are dependent on information systems and technology, and we rely on third-party service providers to manage certain aspects of our businesses, including for certain information systems and technology, data processing systems, and the secure processing, storage and transmission of information. In particular, our financial, accounting and communications processes are all conducted through data processing systems. Our information technology and communications systems and those of our third-party service providers are vulnerable to damages or disruption from fire, power loss, telecommunications failure, system malfunctions, natural disasters, acts of war or terrorism, employee errors or malfeasance, computer viruses, cyber-attacks or other events which are beyond our control.
Our information systems and technology and those of our third-party vendors may not continue to be able to accommodate our growth and the cost of maintaining such systems may increase from its current level, either of which could have a material adverse effect on us.
Any interruption or deterioration in the performance or failures of the information systems and technology that are necessary for our businesses, including for business continuity purposes, could impair the quality of our operations and could adversely affect our business, financial condition and reputation.
s)    Litigation
We and our affiliates may become involved in legal disputes in Canada, the U.S. and internationally that could adversely impact our financial performance and reputation.
In the normal course of our operations, we become involved in various legal actions, including claims relating to personal injury, property damage, property taxes, land rights and contract and other commercial disputes. The investment decisions we make in our asset management business and the activities of our investment professionals on behalf of the portfolio companies of our managed entities may subject us, our managed entities and our portfolio companies to the risk of third-party litigation. Further, we have significant operations in the U.S. which may, as a result of the prevalence of litigation in the U.S., be more susceptible to legal action than certain of our other operations.
Management of our litigation matters is generally handled by legal counsel in the business unit most directly impacted by the litigation, and not by a centralized legal department. As a result, the management of litigation that we face may not always be appropriate or effective.
The final outcome with respect to outstanding, pending or future litigation cannot be predicted with certainty, and the resolution of such actions may have an adverse effect on our financial position or results of our operations in a particular quarter or fiscal year. Any litigation may consume substantial amounts of our management’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation. Even if ultimately unsuccessful against us, any litigation has the potential to adversely affect our business, including by damaging our reputation.

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t)    Insurance
Losses not covered by insurance may be large, which could adversely impact our financial performance.
We carry various insurance policies on our assets. These policies contain policy specifications, limits and deductibles that may mean that such policies do not provide coverage or sufficient coverage against all potential material losses. We may also self-insure a portion of certain of these risks, and therefore the company may not be able to recover from a third-party insurer in the event that the company, if it had asset insurance coverage from a third party, could make a claim for recovery. There are certain types of risk (generally of a catastrophic nature such as war or environmental contamination) that are either uninsurable or not economically insurable. Further, there are certain types of risk for which insurance coverage is not equal to the full replacement cost of the insured assets. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our assets or operations.
We also carry directors’ and officers’ liability insurance (“D&O insurance”) for losses or advancement of defense costs in the event a legal action is brought against the company’s directors, officers or employees for alleged wrongful acts in their capacity as directors, officers or employees. Our D&O insurance contains certain customary exclusions that may make it unavailable for the company in the event it is needed; and in any case our D&O insurance may not be adequate to fully protect the company against liability for the conduct of its directors, officers or employees. We may also self-insure a portion of our D&O insurance, and therefore the company may not be able to recover from a third-party insurer in the event that the company, if it had D&O insurance from a third-party insurer, could make a claim for recovery.
For economic efficiency and other reasons, the Corporation and its affiliates may enter into insurance policies as a group which are intended to provide coverage for the entire group. Where group policies are in place, any payments under such policy could have a negative impact on other entities covered under the policy as they may not be able to access adequate insurance in the event it is needed. While management attempts to design coverage limits under group policies to ensure that all entities covered under a policy have access to sufficient insurance coverage, there are no guarantees that these efforts will be effective in obtaining this result.
u)    Credit and Counterparty Risk
Inability to collect amounts owing to us could adversely impact financial performance.
Third parties may not fulfill their payment obligations to us, which could include money, securities or other assets, thereby impacting our operations and financial results. These parties include deal and trading counterparties, governmental agencies, portfolio company customers and financial intermediaries. Third parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, general economic conditions or other reasons.
We have business lines that loan money to distressed companies, either privately or via an investment in publicly traded debt securities. As a result, we actively take heightened credit risk in other entities from time to time and whether we realize satisfactory investment returns on these loans is uncertain and may be beyond our control. If some of these debt investments fail, our financial performance could be negatively impacted.
Investors in our private funds make capital commitments to these vehicles through the execution of subscription agreements. When a private fund makes an investment, these capital commitments are then satisfied by our investors via capital contributions. Investors in our private funds may default on their capital commitment obligations, which could have an adverse impact on our earnings or result in other negative implications to our businesses such as the requirement to redeploy our own capital to cover such obligations. This impact would be magnified if the investor that does so is in multiple funds.
v)    Information Barriers
Information barriers may give rise to certain conflicts and risks and investment teams managing the activities of businesses that operate on opposite sides of an information barrier will not be aware of, and will not have the ability to manage, such conflicts and risks.
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Certain businesses within our asset management operations operate largely independently of one another pursuant to an information barrier. The information barrier restricts businesses on opposite sides from coordinating or consulting with one another with respect to investment activities and/or decisions. Accordingly, these businesses manage their investment operations independently of each other. The investment activities and decisions made by a business on one side of an information barrier are not expected to be subject to any internal approvals by any person who would have knowledge and/or decision-making control of the investment activities and decisions made by a business on the other side of the information barrier. This absence of coordination and consultation will give rise to certain conflicts and risks in connection with the activities of the businesses within our asset management operations and their portfolio companies, and make it more difficult to mitigate, ameliorate or avoid such situations. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities, (ii) the pursuit by a business on one side of the information barrier of investment opportunities suitable for a business on the other side of the information barrier, without making such opportunities available to such business, and (iii) the formation or establishment of new strategies or products that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact the strategies or products of our businesses operating on the other side of the information barrier. Investment teams managing the activities of businesses that operate on opposite sides of an information barrier are not expected to be aware of, and will not have the need or ability to manage, such conflicts which may impact the investment strategy, performance, and investment returns of certain businesses within our asset management operations and their portfolio companies.
The asset management businesses that operate on opposite sides of an information barrier are likely to be deemed affiliates for purposes of certain laws and regulations notwithstanding that such businesses may be operationally independent from one another. The information barrier does not eliminate the requirement that such businesses aggregate certain investment holdings for certain securities laws and other regulatory purposes. This may result in, among other things, earlier public disclosure of investments; restrictions on transactions (including the ability to make or dispose of certain investments at certain times); potential short-swing profit disgorgement; penalties and/or regulatory remedies; or adverse effects on the prices of investments for our asset management businesses that operate on the other side of such information barrier.
Although these information barriers were implemented to address the potential conflicts of interests and regulatory, legal and contractual requirements applicable to our asset management business, we may decide, at any time and without notice to our company or our shareholders, to remove or modify the information barriers within our asset management business. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls. In the event that the information barrier is removed or modified, it would be expected that we will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of the investment activities of those businesses that previously operated on opposite sides of an information barrier.
The breach or failure of our information barriers could result in the sharing of material non-public information between asset management businesses that operate on opposite sides of an information barrier, which may restrict the acquisition or disposition activities of one of our businesses and ultimately impact the returns generated for our investors. In addition, any such breach or failure could also result in potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. Any inadvertent trading on material non-public information, or perception of trading on material non-public information by one of our businesses or our personnel, could have a significant adverse effect on our reputation, result in the imposition of regulatory or financial sanctions, and negatively impact our ability to raise third-party capital and provide investment management services to our clients, all of which could result in negative financial impact to our investment activities.

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w)    Real Estate
We face risks specific to our real estate activities.
We invest in commercial properties and are therefore exposed to certain risks inherent in the commercial real estate business. Commercial real estate investments are subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage capital), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords and our ability to provide adequate maintenance at an economical cost.
Certain expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made whether or not a property is producing sufficient income to service these expenses. Our commercial properties are typically subject to mortgages which require debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.
Continuation of rental income is dependent on favorable leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. It is possible that we may face a disproportionate amount of space expiring in any one year. Additionally, rental rates could decline, tenant bankruptcies could increase and tenant renewals may not be achieved, particularly in the event of an economic slowdown.
Our real estate business operates in industries or geographies impacted by COVID-19. Many of these are facing financial and operational hardships due to COVID-19 and responses to it. Adverse impacts on our business may include:
•a complete or partial closure of, or other operational issues at, one or more of our properties resulting from government or tenant action;
•a slowdown in business activity may severely impact our tenants' businesses, financial condition and liquidity and may cause one or more of our tenants to be unable to fund their business operations, meet their obligations to us in full, or at all, or to otherwise seek modifications of such obligations;
•an increase in re-leasing timelines, potential delays in lease-up of vacant space and the market rates at which such lease will be executed;
•reduced economic activity could result in a prolonged recession, which could negatively impact consumer discretionary spending; and
•expected completion dates for our development and redevelopment projects may be subject to delay as a result of local economic conditions that may continue to be disrupted as a result of the COVID-19 pandemic.
Our retail real estate operations are susceptible to any economic factors that have a negative impact on consumer spending. Lower consumer spending would have an unfavorable effect on the sales of our retail tenants, which could result in their inability or unwillingness to make all payments owing to us, and on our ability to keep existing tenants and attract new tenants. Significant expenditures associated with each equity investment in real estate assets, such as mortgage payments, property taxes and maintenance costs, are generally not reduced when there is a reduction in income from the investment, so our income and cash flow would be adversely affected by a decline in income from our retail properties. In addition, low occupancy or sales at our retail properties, as a result of competition or otherwise, could result in termination of or reduced rent payable under certain of our retail leases, which could adversely affect our retail property revenues.
Our hospitality and multifamily businesses are subject to a range of operating risks common to these industries. The profitability of our investments in these industries may be adversely affected by a number of factors, many of which are outside our control. For example, our hospitality business faces risks relating to climate change; hurricanes, earthquakes, tsunamis, and other natural and man-made disasters; the potential spread of contagious diseases such as COVID-19; and insect infestations more common to rental accommodations. Such factors could
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limit or reduce the demand for or the prices our hospitality properties are able to obtain for their accommodations or could increase our costs and therefore reduce the profitability of our hospitality businesses. There are numerous housing alternatives which compete with our multifamily properties, including other multifamily properties as well as condominiums and single-family homes. This competitive environment could have a material adverse effect on our ability to lease apartment homes at our present properties or any newly developed or acquired real estate, as well as on the rents realized.
x)    Renewable Power and Transition
We face risks specific to our renewable power and transition activities.
Our renewable power and transition operations are subject to changes in the weather, hydrology and price, but also include risks related to equipment or dam failure, counterparty performance, water rental costs, land rental costs, changes in regulatory requirements and other material disruptions.
The revenues generated by our power facilities are correlated to the amount of electricity generated, which in turn is dependent upon available water flows, wind, irradiance and other elements beyond our control. Hydrology, wind and irradiance levels vary naturally from year to year and may also change permanently because of climate change or other factors. It is therefore possible that low water, wind and irradiance levels at certain of our power generating operations could occur at any time and potentially continue for indefinite periods.
A portion of our renewable power and transition revenue is tied, either directly or indirectly, to the wholesale market price for electricity, which is impacted by a number of external factors beyond our control. Additionally, a portion of the power we generate is sold under long-term power purchase agreements, shorter-term financial instruments and physical electricity contracts which are intended to mitigate the impact of fluctuations in wholesale electricity prices; however, they may not be effective in achieving this outcome. Certain of our power purchase agreements will be subject to re-contracting in the future. If the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us. Conversely, what appears to be an attractive price at the time of recontracting could, if power prices rise over the power purchase agreement’s term, result in us having committed to sell power in the future at below market rate. If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.
In our renewable power and transition operations, there is a risk of equipment failure due to wear and tear, latent defect, design error or operator error, among other things. The occurrence of such failures could result in a loss of generating capacity and repairing such failures could require the expenditure of significant capital and other resources. Failures could also result in exposure to significant liability for damages due to harm to the environment, to the public generally or to specific third parties. Equipment that our renewable power and transition operations need, including spare parts and components required for project development, may become unavailable or difficult to procure, inhibiting our ability to maintain full availability of existing plants and also our ability to complete development projects on scope, schedule and budget.
In certain cases, some catastrophic events may not excuse us from performing our obligations pursuant to agreements with third parties and we may be liable for damages or suffer further losses as a result.
Our ability to develop greenfield renewable power projects in our development pipeline may be affected by a number of factors, including the ability to secure approvals, licenses and permits and the ability to secure a long-term power purchase agreement or other sales contracts on reasonable terms. The development of our pipeline of greenfield renewable power projects is also subject to environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance.
New regulatory initiatives related to ESG could adversely impact our business. While we believe that regulatory initiatives and market trends towards an increased focus on ESG are generally beneficial to our renewable power and transition group, any such regulatory initiatives also have the potential to adversely impact us. For example,
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regulatory initiatives seeking to reorient investment toward sustainability by regulating green financial products could have the effect of increasing burdensome disclosure requirements around ESG and prescribing approaches to ESG policies that are inconsistent with our current practices. If regulators disagree with the ESG disclosures that we make, or with the categorization of our financial products, we may face regulatory enforcement action, and our business or reputation could be adversely affected.
y)    Infrastructure
We face risks specific to our infrastructure activities.
Our infrastructure operations include utilities, transport, midstream, data, timberlands and agriculture operations. Our infrastructure assets include toll roads, telecommunication towers, electricity transmission systems, terminal operations, electricity and gas distribution companies, rail networks, ports and data centers. The principal risks facing the regulated and unregulated businesses comprising our infrastructure operations relate to government regulation, general economic conditions and other material disruptions, counterparty performance, capital expenditure requirements and land use.
Many of our infrastructure operations are subject to forms of economic regulation, including with respect to revenues. If any of the respective regulators in the jurisdictions in which we operate decide to change the tolls or rates we are allowed to charge, or the amounts of the provisions we are allowed to collect, we may not be able to earn the rate of return on our investments that we had planned, or we may not be able to recover our initial cost.
General economic conditions affect international demand for the commodities handled and services provided by our infrastructure operations and the goods produced and sold by our timberlands and agriculture businesses. A downturn in the economy generally or specific to any of our infrastructure businesses, may lead to a reduction in volumes, bankruptcies or liquidations of one or more large customers, which could reduce our revenues, increase our bad debt expense, reduce our ability to make capital expenditures or have other adverse effects on us.
Some of our infrastructure operations have customer contracts as well as concession agreements in place with public and private sector clients. Our operations with customer contracts could be adversely affected by any material change in the assets, financial condition or results of operations of such customers. Protecting the quality of our revenue streams through the inclusion of take-or-pay or guaranteed minimum volume provisions into our contracts, is not always possible or fully effective.
Our infrastructure operations may require substantial capital expenditures to maintain our asset base. Any failure to make necessary expenditures to maintain our operations could impair our ability to serve existing customers or accommodate increased volumes. In addition, we may not be able to recover investments in capital expenditures based upon the rates our operations are able to charge.
z)    Private Equity
We face risks specific to our private equity activities.
The principal risks for our private equity businesses are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital. Our private equity platform is exposed to industrial, business services and infrastructure services businesses, many of which can be cyclical and/or illiquid and therefore may be difficult to monetize at our discretion, limiting our flexibility to react to changing economic or investment conditions. In addition, increasingly we have certain private equity businesses that provide goods and services directly to consumers across a variety of industries. These businesses are prone to greater liabilities, as well as reputational, litigation and other risks by virtue of being more public-facing and reliant on their ability to develop and preserve consumer relationships and achieve consumer satisfaction.
Unfavorable economic conditions, including those driven by the impact of the ongoing COVID-19 pandemic, could negatively impact the ability of investee companies to repay debt. Even with our support, such adverse economic conditions facing our investee companies may adversely impact the value of our investments or deplete our financial or management resources. These investments are also subject to the risks inherent in the underlying businesses, some of which are facing difficult business conditions and may continue to do so for the foreseeable
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future. These risks are compounded by recent growth, as new acquisitions have increased the scale and scope of our operations, including in new geographic areas and industry sectors, and we may have difficulty managing these additional operations.
We may invest in companies that are experiencing significant financial or business difficulties, including companies involved in work-outs, liquidations, spin-outs, reorganizations, bankruptcies and similar transactions. Such an investment entails the risk that the transaction will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which may be less than the purchase price of the securities in respect of which such distribution is received. In addition, if an anticipated transaction does not occur, we may be required to sell our investment at a loss. Investments in businesses we target may become subject to legal and/or regulatory proceedings and our investment may be adversely affected by external events beyond our control, leading to legal, indemnification or other expenses.
We have several companies that operate in the highly competitive service industry. A wide variety of micro and macroeconomic factors affecting our clients and over which we have no control can impact how these companies operate. For example, our Canadian residential mortgage insurance services business is subject to significant regulation and may be adversely affected by changes in government policy. In addition, the majority of the revenue from our healthcare services business is derived from private health insurance funds, which may be affected by a deterioration in the economic climate, a change in economic incentives, increases in private health insurance premiums and other factors. In addition, alternative technologies in the health care industry could impact the demand for, or use of, our services and could impair or eliminate the competitive advantage of our businesses in this industry.
Our infrastructure services operations include companies in nuclear technology services, marine transportation and scaffolding services. The nuclear fuel and power industries are heavily regulated and could be significantly impacted by changes in government policies and priorities such as increased regulation and/or more onerous operating requirements that negatively impact our nuclear technology services. A future accident at a nuclear reactor could result in the shutdown of existing plants or impact the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators. Accidents, terrorism, natural disasters or other incidents occurring at nuclear facilities or involving shipments of nuclear materials could reduce the demand for nuclear technology services. Marine transportation and oil production is inherently risky, particularly in the extreme conditions in which many of our vessels operate. An incident involving significant loss of product or environmental contamination by any of our vessels could harm our reputation and business. Our scaffolding services business is subject to the risks inherent to construction operations, including risks relating to seasonal fluctuations in the demand for our services, a dependence on labor and performance being materially impacted by a lack of availability of labor force or increases in the cost of labor available, and operational hazards that could result in personal injury or death, work stoppage or serious property and equipment damage.
aa)    Residential Development
We face risks specific to our residential development and mixed-use activities.
Our residential homebuilding and land development operations are cyclical and significantly affected by changes in general and local economic, political and industry conditions, such as consumer confidence, employment levels, inflation levels, availability of financing for homebuyers, household debt, levels of new and existing homes for sale, demographic trends and housing demand. Competition from rental properties and resale homes, including homes held for sale by investors and foreclosed homes, may reduce our ability to sell new homes, depress prices and reduce margins for the sale of new homes.
COVID-19 has also resulted in a lack of availability or increased costs of required materials, utilities and resources which could delay or increase the cost of home construction and which could adversely affect our business and results of operations. For example, in 2020 and 2021 there was extreme volatility in the price of lumber as a result of curtailed production from lumber mill closures due to COVID-19, forest fires in California and the Pacific
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Northwest followed by a surge in demand for single family homes in the latter half of 2021. Similar events in the future could result in construction delays and increased costs which may not be fully passed on to our buyers.
Virtually all of our homebuilding customers finance their home acquisitions through mortgages. Even if potential customers do not need financing, changes in interest rates or the unavailability of mortgage capital could make it harder for them to sell their homes to potential buyers who need financing, resulting in a reduced demand for new homes. Rising mortgage rates or reduced mortgage availability could adversely affect our ability to sell new homes and the prices at which we can sell them. Notwithstanding relatively low interest rates, our Canadian markets continue to be impacted by changes to mortgage qualification rules that introduced stress tests for homebuyers and government policies relating to the Ontario real estate market and the Alberta energy sector surrounding pipeline approval. In the U.S., significant expenses incurred for purposes of owning a home, including mortgage interest expense and real estate taxes, generally are deductible expenses for an individual’s U.S. federal and, in some cases, state income taxes.
COVID-19 and the current economic environment also continues to impact the industry for retail and office properties in our mixed-use projects. As we depend on office, retail, and apartment tenants to generate income from these mixed-use projects, our results of operations and cash flows may be adversely affected by vacancies and tenant defaults or bankruptcy in our mixed-use properties, and we may be unable to renew leases or re-lease space in our mixed-use properties as leases expire.
We hold land for future development and may in the future acquire additional land holdings. The risks inherent in purchasing, owning and developing land increase as the demand for new homes decreases. Real estate markets are highly uncertain, and the value of undeveloped land has fluctuated significantly and may continue to fluctuate. In addition, land carrying costs can be significant and can result in losses or reduced profitability. As a result, we hold certain land, and may acquire additional land, in our development pipeline at a cost we may not be able to fully recover or at a cost which precludes profitable development.
Our residential development and mixed-use business is susceptible to adverse weather conditions, other environmental conditions, and natural disasters, as well as pandemics/epidemics such as COVID-19, each of which could adversely affect our business and results of operations. For example, while none of our U.S. properties were materially adversely affected by the recent significant wildfires throughout Southern California, we could experience labor shortages, construction delays, or utility company delays, which in turn could impact our results.
ab)    Reinsurance
We face risks specific to Brookfield Reinsurance and its reinsurance activities.
We completed the spin-out of Brookfield Reinsurance in 2021 to own and operate a leading reinsurance business focused on providing capital-based and annuity solutions to insurance and reinsurance companies and pension risk transfer (PRT) products for pension plan sponsors and we continue to hold a significant economic interest in Brookfield Reinsurance.
Brookfield Reinsurance class A exchangeable shares have been structured with the intention of providing an economic return equivalent to our Class A shares. Each Brookfield Reinsurance class A exchangeable share is exchangeable on a one-for-one basis at the option of the holder for our Class A shares (or its cash equivalent) and distributions on Brookfield Reinsurance class A exchangeable shares are expected to be paid at the same time and in the same amount as cash dividends are paid on our Class A shares. In addition, we have entered into a number of important agreements with Brookfield Reinsurance to support the economic equivalence between our Class A shares and Brookfield Reinsurance class A exchangeable shares, including: (i) a support agreement pursuant to which we have agreed to, among other things, take all actions reasonably necessary to enable Brookfield Reinsurance to pay quarterly distributions and the liquidation amount or amount payable on a redemption of Brookfield Reinsurance class A exchangeable shares; and (ii) the provision of certain equity capital and debt financing to Brookfield Reinsurance on an as-needed basis to fund the growth of and maximize flexibility for Brookfield Reinsurance. While Brookfield Reinsurance and its operating businesses will generally be required to satisfy their own working capital requirements and service any debt obligations, in the event Brookfield Reinsurance
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is unable to meet its financial obligations, it will be required to rely on us for support pursuant to the support agreement and our equity capital and debt financing. Further, we or Brookfield Reinsurance may issue additional shares in the future in the public markets, including to fund future growth of Brookfield Reinsurance or in lieu of incurring indebtedness, which could depress the market price or dilute the percentage interest of existing holders of our Brookfield Class A Shares and Brookfield Reinsurance class A exchangeable shares in aggregate. Additionally, any Brookfield Reinsurance class A exchangeable shares issued by Brookfield Reinsurance in the future will be exchangeable on the same terms as the Brookfield Reinsurance class A exchangeable shares and any future exchanges satisfied by the delivery of our Class A Shares would dilute the percentage interest of existing holders of the Brookfield Class A Shares.
Brookfield Reinsurance's business is presently conducted under two operating segments, which it refers to as its reinsurance business and PRT business. Going forward, Brookfield Reinsurance plans to grow both of these businesses; however, there is no guarantee that it will be successful in doing so. A key part of Brookfield Reinsurance's growth strategy will involve executing new PRT arrangements and reinsurance contracts and may also include the acquisition of, or material investments in, existing reinsurance and insurance platforms. Such initiatives, if successful, would significantly increase the scale, scope and diversity of Brookfield Reinsurance. While Brookfield Reinsurance has reviewed and has successfully executed transactions in the past to facilitate its growth, competition exists in the market for profitable reinsurance and PRT arrangements and businesses and Brookfield Reinsurance may not be successful in executing on future opportunities.
Brookfield Reinsurance makes and relies on certain assumptions and estimates in order to make decisions regarding pricing, target returns, reserve levels and other factors affecting its business operations. Its underwriting results depend upon the extent to which actual claims experience and benefit payments under its reinsurance contracts are consistent with the assumptions used in setting prices and establishing liabilities for such contracts. Such amounts are established based on actuarial estimates of how much Brookfield Reinsurance will need to pay for future benefits and claims based on data and models that include many assumptions and projections, which are inherently uncertain and involve significant judgment, including assumptions as to the levels and/or timing of receipt or payment of premiums, benefits, claims, expenses, interest credits and investment results (including equity and other market returns). If the assumptions and estimates of Brookfield Reinsurance differ significantly from the actual outcomes and results, its business, financial condition, results of operations, liquidity and cash flows may be materially and adversely affected, which in turn may negatively impact the value of our interest in the business.
Brookfield Reinsurance’s business prospects must be considered in light of the risks and uncertainties encountered by an early-stage company. Some of these risks relate to the potential inability of Brookfield Reinsurance to effectively manage its business and operations, recruit and retain key personnel, contain costs with expansion in the scale of the business, navigate a complex regulatory environment, manage growth in personnel and operations, develop new products that complement its existing business and successfully address the other risks faced by Brookfield Reinsurance.
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GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
REFERENCES
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments.
We refer to investors in the Corporation as shareholders and we refer to investors in our private funds and perpetual affiliates as investors.
We use asset manager to refer to our Asset Management segment which offers a variety of investment products to our investors:
•We have over 40 active funds across major asset classes: renewable power and transition, infrastructure, private equity and real estate. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as our private funds.
•We refer to BEP, BEPC, BIP, BIPC, BBU and BPG, as our perpetual affiliates.
•We refer to our public securities group as liquid strategies. This group manages fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.
Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

• BAMR – Brookfield Asset Management Reinsurance Partners Ltd.	• BPY – Brookfield Property Partners L.P.
• BSREP III – Brookfield Strategic Real Estate Partners III
• BBU – Brookfield Business Partners L.P.	• Forest City – Forest City Realty Trust, Inc.
• BBUC – Brookfield Business Corporation	• IPL – Inter Pipeline Ltd.
• BEP – Brookfield Renewable Partners L.P.	• Norbord – Norbord Inc.
• BEPC – Brookfield Renewable Corporation	• Oaktree – Oaktree Capital Management
• BIP – Brookfield Infrastructure Partners L.P.	• TERP – TerraForm Power, Inc.
• BIPC – Brookfield Infrastructure Corporation	• West Fraser – West Fraser Timber Co.
• BPG – Brookfield Property Group
PERFORMANCE MEASURES
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that we manage, on a gross asset value basis, including assets for which we earn management fees and those for which we do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments of which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Brookfield’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
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Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee-bearing capital and are accrued quarterly. Base management fees, including private fund base fees and perpetual affiliate base fees, are IFRS measures.
Private fund base fees are typically earned on fee-bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Perpetual affiliate base fees are earned on the total capitalization or net asset value of our perpetual affiliates, which includes our investment. Base fees for BEP include a quarterly fixed fee amount of $5 million, with additional fees of 1.25% on the increase in capitalization above their initial capitalization of $8 billion. Base fees for BIP and BBU are 1.25% of total capitalization. Base fees for BPG are 1.05% of net asset value, excluding its interests in private funds and investments which were held directly by Brookfield prior to the recent BPY privatization. Perpetual affiliate capitalization as at December 31, 2021, was as follows: BEP/BEPC – $26.8 billion; BIP/BIPC – $34.9 billion; BBU – $8.3 billion; and BPG – $20.4 billion.
Carried interest is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a pre-determined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes. A reconciliation of realized carried interest to realized carried interest, net, is shown below:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Realized carried interest[1]	$1,713	$684
Less: direct costs associated with realized carried interest	(786)	(273)
	927	411
Less: realized carried interest not attributable to BAM	(212)	(63)
Realized carried interest, net	$715	$348
1.Includes $1.2 billion of realized carried interest related to Oaktree (2020 – $339 million). For segment reporting, Oaktree’s revenue is shown on a 100% basis.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e. uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Adjusted carry eligible capital excludes uncalled fund commitments and funds that have not yet reached their preferred return, as well as co-investments and separately managed accounts that are subject to lower carried interest than our standard funds.

2021 ANNUAL REPORT    137

A reconciliation from carry eligible capital to adjusted carry eligible capital is provided below:

AS AT DEC. 31 (MILLIONS)	2021	2020
Carry eligible capital[1]	$115,523	$85,330
Less:
Uncalled private fund commitments	(43,269)	(27,624)
Co-investments and other	(7,434)	(7,450)
Funds not yet at target preferred return	(15,673)	(16,863)
Adjusted carry eligible capital	$49,147	$33,393
1.Excludes carry eligible capital related to Oaktree.
Consolidated capitalization reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method, such as our investments in Canary Wharf and several other businesses.
Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, perpetual affiliates and directly held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize quickly on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Total liquidity represents the sum of core liquidity and uncalled private fund commitments and is used to pursue new transactions.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate segment as well as our issued and outstanding common and preferred shares.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. The yield on cash and financial assets portfolio is equal to an estimated 8% on the ending balance as of the end of the current year. Distributions on our unlisted investments are calculated based on the distributions received in the most recent fiscal year.
Distributable earnings is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of our Asset Management segment FFO (i.e., fee-related earnings and realized carried interest, net); distributions from our perpetual affiliates, other investments that pay regular cash distributions and FFO from our corporate cash and financial assets; other invested capital earnings, which include FFO from our residential operations, energy contracts, sustainable resources and other real estate, private equity, corporate investments that do not pay regular cash distributions, corporate costs and corporate interest expense; excluding equity-based compensation costs and net of preferred share dividend payments. As of January 1, 2021, we now include realizations from our principal investments as these are earnings that are directly received by the Corporation and are available for distribution to common shareholders or to be reinvested into the business. Comparative figures have been revised accordingly. See below for a table which reconciles distributable earnings, fee-related earnings and total FFO to net income, the most comparable IFRS measure.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units
138    BROOKFIELD ASSET MANAGEMENT

share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.
Fee-bearing capital represents the capital committed, pledged or invested in the perpetual affiliates, private funds and liquid strategies that we manage which entitles us to earn fee revenues. Fee-bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and liquid strategies funds and equity issuances in our perpetual affiliates.
•Outflows represent distributions and redemptions of capital from within the liquid strategies capital.
•Distributions represent quarterly distributions from perpetual affiliates as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within our private funds.
•Market valuation includes gains (losses) on portfolio investments, perpetual affiliates and liquid strategies based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of perpetual affiliate capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Fee-related earnings is a non-IFRS measure and is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities. See below for a table which reconciles fee-related earnings and total FFO to net income, the most comparable IFRS measure.
Fee revenues is a non-IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation. The following table reconciles fee revenues to revenue, the most comparable IFRS measure:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Revenue	$75,731	$62,752
Add: revenues from Oaktree	1,062	897
Add: Inter-segment and other revenues	2,155	1,697
Less: external revenues from consolidated subsidiaries of other segments	(75,425)	(62,506)
Fee Revenues	$3,523	$2,840
Funds from operations (“FFO”) is a key measure of our financial performance. We use FFO to assess operating results and the performance of our businesses on a segmented basis. While we use segment FFO as our segment measure of profit and loss (see Note 3 to our consolidated financial statements), the sum of FFO for all our segments, or total FFO, is a non-IFRS measure.
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The following table reconciles total FFO, fee-related earnings, and distributable earnings to net income:

	Total
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Net income	$12,388	$707
Financial statement components not included in FFO:
Equity accounted fair value changes and other non-FFO items[1]	1,355	3,170
Fair value changes	(5,151)	1,423
Depreciation and amortization	6,437	5,791
Deferred income taxes	1,210	81
Realized disposition gains recorded as fair value changes or equity	2,861	1,554
Non-controlling interest in FFO[2]	(11,542)	(7,546)
Total FFO	7,558	5,180
Less: total disposition gains	(3,082)	(1,552)
Less: net invested capital FFO	(1,862)	(1,852)
Less: realized carried interest, net	(715)	(348)
Fee-related earnings	1,899	1,428
Distributions from investments	2,198	1,846
Corporate activities	(592)	(539)
Preferred share dividends	(157)	(142)
Add back: equity-based compensation costs	119	94
Distributable earnings before realizations	3,467	2,687
Realized carried interest, net	715	348
Disposition gains from principal investments	2,100	1,185
Distributable earnings	$6,282	$4,220
1.Other non-FFO items correspond to amounts that are not directly related to revenue earning activities and are not normal or recurring items necessary for business operations. In addition, this adjustment is to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, we are able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
We use FFO to assess our performance as an asset manager and separately as an investor in our assets. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts,
140    BROOKFIELD ASSET MANAGEMENT

Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
Incentive distributions is an IFRS measure and is determined by contractual arrangements; incentive distributions are paid to us by BEP and BIP and represent a portion of distributions paid by perpetual affiliates above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT DEC. 31, 2021	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure (BIP)[3]	$2.16	$0.73	/	$0.79	15% / 25%
Brookfield Renewable (BEP)[4]	1.28	0.80	/	0.90	15% / 25%
1.Current rate based on most recently announced distribution rates.
2.Incentive distributions equate to 18% and 33% of limited partner distribution increases over the first and second hurdles, respectively.
3.Incentive distributions from Brookfield Infrastructure are earned on distributions made by BIP and BIPC.
4.Incentive distributions from Brookfield Renewable are earned on distributions made by BEP and BEPC.
Invested capital consists of investments in our perpetual affiliates, other listed securities, unlisted investments and corporate working capital. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
Long-term average (“LTA”) generation is used in our Renewable Power and Transition segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Performance fees is an IFRS measure. Performance fees are paid to us when we exceed predetermined investment returns within BBU and on certain liquid strategies portfolios. BBU performance fees are accrued quarterly based on the volume-weighted average increase in BBU unit price over the previous threshold, whereas performance fees within liquid strategies funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power and Transition segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.

2021 ANNUAL REPORT    141

Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future. Details of components of our accumulated unrealized carried interest are included in the definition of unrealized carried interest below.
Accumulated unrealized carried interest, net is after direct costs, which include employee expenses and taxes.
The following table identifies the inputs of accumulated unrealized carried interest to arrive at unrealized carried interest generated in the year:

AS AT DEC. 31 (MILLIONS)	Adjusted Carry Eligible Capital[1]	Adjusted Multiple of Capital[2]	Fund Target Carried Interest[3]	Current Carried Interest[4]
2021
Real Estate	$18,332	1.5x	20%	23%
Infrastructure	23,822	1.5x	20%	18%
Private Equity	6,993	1.8x	20%	17%
	$49,147
2020
Real Estate	$8,950	1.5x	20%	19%
Infrastructure	19,964	1.4x	20%	17%
Private Equity	4,479	2.0x	20%	13%
	$33,393
1.Excludes uncalled private fund commitments, co-investment capital and funds that have not met their preferred return.
2.Adjusted Multiple of Capital represents the ratio of total distributions plus estimates of remaining value to the equity invested, and reflects performance net of fund management fees and expenses, before carried interest. Our core, credit and value add funds pay management fees of 0.90-1.50% and our opportunistic and private equity funds pay fees of 1.50-2.00%. Funds typically incur fund expenses of approximately 0.35% of carry eligible capital annually.
3.Fund target carried interest percentage is the target carry average of the funds within adjusted carry eligible capital as at each period end.
4.When a fund has achieved its preferred return, we earn an accelerated percentage of the additional fund profit until we have earned the fund target carried interest percentage. Funds in their early stage of earning carry will not yet have earned the full percentage of total fund profit to which we are entitled.
The following table summarizes the unrealized carried interest generated in the current and prior year periods:

	Accumulated Unrealized Carried Interest			Change
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020	2019	2021 vs. 2020	2020 vs. 2019
Real Estate	$2,147	$855	$986	$1,292	$(131)
Infrastructure	2,064	1,492	1,175	572	317
Private Equity	1,027	599	596	428	3
Credit and other	1,547	1,078	890	469	188
Accumulated unrealized carried interest	6,785	4,024	3,647	2,761	377
Less: associated expenses[1]	(2,066)	(1,423)	(1,258)	(643)	(165)
Accumulated unrealized carried interest, net	$4,719	$2,601	$2,389	2,118	212
1.Carried interest generated is subject to taxes and long-term incentive expenses to investment professionals. These expenses are typically 30-35% of carried interest generated.
142    BROOKFIELD ASSET MANAGEMENT

Internal Control Over Financial Reporting

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Brookfield Asset Management Inc. (Brookfield) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a-15(f) or 240.15d-15(f).
Management assessed the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2021, Brookfield’s internal control over financial reporting is effective. Management excluded from its assessment the internal control over financial reporting at Inter Pipeline Ltd., Everise Holdings Pte Ltd., Aldo Componentes Eletrônicos LTDA, DexKo Global Inc., Modulaire Investments 2 S.à r.l., Hospitality Investors Trust, the portfolio of life sciences assets in the U.K., the 845 MW wind portfolio in the U.S. and the 360 MW distributed generation portfolio in the U.S., which were acquired during 2021, and whose total assets, net assets, revenues and net income constitute approximately 9%, 8%, 3% and less than 1%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2021.
Brookfield’s internal control over financial reporting as of December 31, 2021, has been audited by Deloitte LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield’s consolidated financial statements for the year ended December 31, 2021. As stated in the Report of Independent Registered Public Accounting Firm, Deloitte LLP expressed an unqualified opinion on the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2021.

Bruce Flatt Chief Executive Officer	Nicholas Goodman Chief Financial Officer

March 30, 2022
Toronto, Canada

2021 ANNUAL REPORT    143

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Asset Management Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021 of the Company and our report dated March 30, 2022, expressed an unqualified opinion on those financial statements.
As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Inter Pipeline Ltd., Everise Holdings Pte Ltd., Aldo Componentes Eletrônicos LTDA, DexKo Global Inc., Modulaire Investments 2 S.à r.l., Hospitality Investors Trust, the portfolio of life sciences assets in the U.K., the 845 MW wind portfolio in the U.S., and the 360 MW distributed generation portfolio in the U.S., which were acquired during 2021, and whose financial statements constitute, in aggregate, 9% of total assets, 8% of net assets, 3% of revenues, and less than 1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2021. Accordingly, our audit did not include the internal control over financial reporting at Inter Pipeline Ltd., Everise Holdings Pte Ltd., Aldo Componentes Eletrônicos LTDA, DexKo Global Inc., Modulaire Investments 2 S.à r.l., Hospitality Investors Trust, the portfolio of life sciences assets in the U.K., the 845 MW wind portfolio in the U.S., and the 360 MW distributed generation portfolio in the U.S.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
144    BROOKFIELD ASSET MANAGEMENT

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 30, 2022

2021 ANNUAL REPORT    145

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that is relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.
These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is consistent with the information contained in the accompanying consolidated financial statements.
Deloitte LLP, the Independent Registered Public Accounting Firm appointed by the shareholders, have audited the consolidated financial statements set out on pages 149 through 238 in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders and the board of directors their opinion on the consolidated financial statements. Their report is set out on the following page.
The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are neither officers nor employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Bruce Flatt Chief Executive Officer	Nicholas Goodman Chief Financial Officer

March 30, 2022
Toronto, Canada

146    BROOKFIELD ASSET MANAGEMENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Asset Management Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2021, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Fair Value of Investment Properties and Property, Plant and Equipment – Refer to Notes 2(h)(i), 2(h)(ii), 11, and 12 to the financial statements
Critical Audit Matter Description
The Company has elected the fair value model for investment properties and the revaluation model for certain classes of property, plant and equipment, namely the Company’s renewable power generating, utilities, transport, midstream, data, and hospitality operating assets. The Company measures these assets at fair value or revalued amount subsequent to initial recognition on the balance sheet.
The investment properties and certain classes of property, plant and equipment have limited observable market activity, which requires management to make significant estimates and assumptions in the determination of fair value. The estimates and assumptions with the highest degree of subjectivity and impact on fair values are future expected market rents and revenues, operating margins, terminal value multiples, terminal capitalization rates, and discount rates. Auditing these estimates and assumptions required a high degree of auditor judgment as the estimations made by management contains significant measurement uncertainty. This resulted in an increased extent of audit effort, including the need to involve fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to future expected market rents and revenues, operating margins, terminal value multiples, terminal capitalization rates, and discount rates of investment properties and certain classes of property, plant and equipment included the following, among others:
2021 ANNUAL REPORT    147

•Evaluated the effectiveness of controls, including those related to management’s process for determining investment properties and certain classes of property, plant and equipment fair values including those over determining future expected market rents and revenues, operating margins, terminal value multiples, terminal capitalization rates, and discount rates.
•Tested management’s future expected market rents and revenues, operating margins, terminal value multiples, terminal capitalization rates, and discount rates through independent analysis and comparison to external sources including objective contractual information, and observable economic indicators, where applicable.
•Evaluated management’s ability to accurately estimate fair value and future expected market rents and revenues and operating margins by comparing management’s historical fair value estimates to market transactions and forecasts to actual results.
•Evaluated the impact of current market events and conditions, including relevant comparable transactions, on the assumptions used by management.
•With the assistance of fair value specialists, evaluated the reasonableness of management’s determination of terminal value multiples, terminal capitalization rates, and discount rates by (1) testing the source information underlying the determination of terminal value multiples, terminal capitalization rates, and discount rates; (2) developing a range of independent estimates and comparing those to the terminal value multiples, terminal capitalization rates, and discount rates selected by management; and (3) considering recent market transactions and industry surveys.
Acquisition of Inter Pipeline Ltd. – Refer to Notes 2(d)(i), 2(r), and 5 to the financial statements
Critical Audit Matter Description
The Company acquired several businesses during the year. When each business was acquired, the Company assessed the degree of influence it exerted and whether it had control. Once it was established that control existed, the Company accounted for the business combination using the acquisition method of accounting. The purchase price of each acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values at the date of acquisition.
While there were several estimates made by management in the determination of the fair value of the assets acquired and the liabilities assumed, the estimates with the greatest measurement uncertainty for the acquisition of Inter Pipeline Ltd. (“IPL”) were forecasted revenue and discount rates in the valuation of certain property, plant and equipment and intangible assets. Auditing these estimates required a high degree of auditor judgment and this resulted in an increased extent of audit effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimates made by management in the acquisition of IPL businesses included the following, among others:
•Evaluated the effectiveness of controls over management’s process for determining the fair value of property, plant and equipment and intangible assets, including those over forecasted revenue and discount rates.
•With the assistance of capital project specialists, evaluated the reasonableness of management’s forecasted revenue used in the valuation of property, plant and equipment by comparing the projections to engineering reports, analyst industry reports and evidence obtained in other areas of the audit.
•With the assistance of fair value specialists, evaluated the reasonableness of the discount rates used in the valuation of property, plant and equipment and intangible assets, including testing the source information underlying the determination of the discount rates, testing the mathematical accuracy of the calculation, and developing a range of independent estimates, comparing it to the discount rates selected by management.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 30, 2022
We have served as the Company’s auditor since 1971.
148    BROOKFIELD ASSET MANAGEMENT

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS

AS AT DEC. 31 (MILLIONS)	Note	2021	2020
Assets
Cash and cash equivalents	6	$12,694	$9,933
Other financial assets	6	16,546	17,730
Accounts receivable and other	7	21,760	18,928
Inventory	8	11,415	10,360
Assets classified as held for sale	9	11,958	5,917
Equity accounted investments	10	46,100	41,327
Investment properties	11	100,865	96,782
Property, plant and equipment	12	115,489	100,009
Intangible assets	13	30,609	24,658
Goodwill	14	20,227	14,714
Deferred income tax assets	15	3,340	3,338
Total assets		$391,003	$343,696

Liabilities and equity
Corporate borrowings	16	$10,875	$9,077
Accounts payable and other	17	52,546	50,682
Liabilities associated with assets classified as held for sale	9	3,148	2,359
Non-recourse borrowings of managed entities	18	165,057	139,324
Deferred income tax liabilities	15	20,328	15,913
Subsidiary equity obligations	19	4,308	3,699

Equity
Preferred equity	21	4,145	4,145
Non-controlling interests	21	88,386	86,804
Common equity	21	42,210	31,693
Total equity		134,741	122,642
Total liabilities and equity		$391,003	$343,696
2021 ANNUAL REPORT    149

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DEC. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2021	2020
Revenues	22	$75,731	$62,752
Direct costs	23	(64,000)	(53,177)
Other income and gains		3,099	785
Equity accounted income (loss)	10	2,451	(79)
Expenses
Interest		(7,604)	(7,213)
Corporate costs		(116)	(101)
Fair value changes	24	5,151	(1,423)
Income taxes	15	(2,324)	(837)
Net income		$12,388	$707
Net income (loss) attributable to:
Shareholders		$3,966	$(134)
Non-controlling interests		8,422	841
		$12,388	$707
Net income (loss) per share:
Diluted	21	$2.39	$(0.12)
Basic	21	2.47	(0.12)
150    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Note	2021	2020
Net income		$12,388	$707
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements		517	(218)
Marketable securities		214	285
Equity accounted investments	10	43	(82)
Foreign currency translation		(1,910)	(1,294)
Income taxes	15	(64)	(38)
		(1,200)	(1,347)
Items that will not be reclassified to net income
Revaluation of property, plant and equipment	12	6,135	4,794
Revaluation of pension obligations	17	545	(298)
Equity accounted investments	10	893	36
Marketable securities		568	316
Income taxes	15	(1,707)	(1,188)
		6,434	3,660
Other comprehensive income		5,234	2,313
Comprehensive income		$17,622	$3,020
Attributable to:
Shareholders
Net income (loss)		$3,966	$(134)
Other comprehensive income		1,844	818
Comprehensive income		$5,810	$684

Non-controlling interests
Net income		$8,422	$841
Other comprehensive income		3,390	1,495
Comprehensive income		$11,812	$2,336

2021 ANNUAL REPORT    151

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income (Loss)
AS AT AND FOR THE YEAR ENDED DEC. 31, 2021 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2020	$7,368	$285	$15,178	$2,691	$7,530	$(2,133)	$774	$31,693	$4,145	$86,804	$122,642
Changes in year:
Net income	—	—	3,966	—	—	—	—	3,966	—	8,422	12,388
Other comprehensive income (loss)	—	—	—	—	1,502	(318)	660	1,844	—	3,390	5,234
Comprehensive income (loss)	—	—	3,966	—	1,502	(318)	660	5,810	—	11,812	17,622
Shareholder distributions
Common equity	—	—	(1,338)	—	—	—	—	(1,338)	—	—	(1,338)
Preferred equity	—	—	(148)	—	—	—	—	(148)	—	—	(148)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(8,163)	(8,163)
Other items
Equity issuances, net of redemptions	3,170	(32)	(325)	—	—	—	—	2,813	—	2,468	5,281
Share-based compensation	—	67	(21)	—	—	—	—	46	—	—	46
Ownership changes	—	—	393	3,552	(751)	164	(24)	3,334	—	(4,535)	(1,201)
Total change in year	3,170	35	2,527	3,552	751	(154)	636	10,517	—	1,582	12,099
Balance as at December 31, 2021	$10,538	$320	$17,705	$6,243	$8,281	$(2,287)	$1,410	$42,210	$4,145	$88,386	$134,741
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income (Loss)
AS AT AND FOR THE YEAR ENDED DEC. 31, 2020 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2019	$7,305	$286	$16,026	$1,010	$7,876	$(2,017)	$382	$30,868	$4,145	$81,833	$116,846
Changes in year:
Net (loss) income	—	—	(134)	—	—	—	—	(134)	—	841	707
Other comprehensive income (loss)	—	—	—	—	1,005	(332)	145	818	—	1,495	2,313
Comprehensive (loss) income	—	—	(134)	—	1,005	(332)	145	684	—	2,336	3,020
Shareholder distributions
Common equity	—	—	(726)	—	—	—	—	(726)	—	—	(726)
Preferred equity	—	—	(141)	—	—	—	—	(141)	—	—	(141)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(6,493)	(6,493)
Other items
Equity issuances, net of redemptions	63	(60)	(273)	—	—	—	—	(270)	—	12,719	12,449
Share-based compensation	—	59	(23)	—	—	—	—	36	—	—	36
Ownership changes	—	—	449	1,681	(1,351)	216	247	1,242	—	(3,591)	(2,349)
Total change in year	63	(1)	(848)	1,681	(346)	(116)	392	825	—	4,971	5,796
Balance as at December 31, 2020	$7,368	$285	$15,178	$2,691	$7,530	$(2,133)	$774	$31,693	$4,145	$86,804	$122,642
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.
152    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Note	2021	2020
Operating activities
Net income		$12,388	$707
Other income and gains		(3,099)	(785)
Share of undistributed equity accounted (earnings) loss		(693)	1,347
Fair value changes	24	(5,151)	1,423
Depreciation and amortization	23	6,437	5,791
Deferred income taxes	15	1,210	81
Investments in residential inventory		(34)	51
Net change in non-cash working capital balances		(3,184)	(274)
		7,874	8,341
Financing activities
Corporate borrowings arranged		1,350	2,216
Corporate borrowings repaid		(526)	(251)
Commercial paper and bank borrowings, net		912	—
Non-recourse borrowings arranged		80,376	37,594
Non-recourse borrowings repaid		(61,923)	(33,496)
Non-recourse credit facilities, net		6,222	(1,705)
Subsidiary equity obligations issued		450	231
Subsidiary equity obligations redeemed		(1,314)	(246)
Deposits from related parties	27	806	—
Deposits provided to related parties	27	(1,155)	—
Capital provided from non-controlling interests		14,190	16,312
Capital repaid to non-controlling interests		(11,722)	(3,593)
Repayment of lease liabilities		(1,411)	(602)
Common shares issued		23	17
Common shares repurchased		(368)	(419)
Distributions to non-controlling interests		(8,163)	(6,493)
Distributions to shareholders		(1,486)	(867)
		16,261	8,698
Investing activities
Acquisitions
Investment properties		(11,286)	(5,111)
Property, plant and equipment		(6,881)	(4,012)
Equity accounted investments		(3,708)	(3,733)
Financial assets and other		(35,058)	(25,536)
Acquisition of subsidiaries		(14,559)	(3,453)
Dispositions
Investment properties		6,219	2,266
Property, plant and equipment		723	125
Equity accounted investments		1,711	215
Financial assets and other		35,622	22,557
Disposition of subsidiaries		5,952	3,415
Restricted cash and deposits		220	(606)
		(21,045)	(13,873)
Cash and cash equivalents
Change in cash and cash equivalents		3,090	3,166
Net change in cash classified within assets held for sale		(207)	23
Foreign exchange revaluation		(122)	(34)
Balance, beginning of year		9,933	6,778
Balance, end of year		$12,694	$9,933

Supplemental cash flow disclosures
Income taxes paid		$1,116	$1,101
Interest paid		$7,001	$6,583
2021 ANNUAL REPORT    153

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    ORGANIZATION AND CAPITAL MANAGEMENT
Brookfield Asset Management Inc. (the “Corporation”) is a global alternative asset management company. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on renewable power and transition, infrastructure, private equity, real estate and credit. The Corporation is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.
Capital Management
The company utilizes the Corporation’s Capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The performance of the Corporation’s Capital is closely tracked and monitored by the company’s key management personnel and evaluated relative to management’s objectives. The primary goal of the company is to earn a 12-15% return compounded over the long term while always maintaining excess capital to support ongoing operations.
The Corporation’s Capital consists of the capital invested in its asset management activities, including investments in entities that it manages, its corporate investments that are held outside of managed entities and its net working capital. The Corporation’s Capital is funded with common equity, preferred equity and corporate borrowings issued by the Corporation.
As at December 31, 2021, the Corporation’s Capital totaled $57.5 billion (2020 – $45.1 billion), and is computed as follows:

AS AT DEC. 31 (MILLIONS)	2021	2020
Cash and cash equivalents	$1,197	$1,283
Other financial assets	3,430	3,809
Common equity in managed investments	46,248	33,732
Other assets and liabilities of the Corporation	6,585	6,321
Corporation’s Capital	$57,460	$45,145
Corporation’s Capital is comprised of the following:
Common equity	$42,210	$31,693
Preferred shares	4,145	4,145
Non-controlling interest	230	230
Corporate borrowings	10,875	9,077
	$57,460	$45,145
The Corporation generates returns on its capital through management fees and performance revenues earned as an asset manager, as well as distributions or dividends earned from its capital invested in managed entities, and through performance of the Corporation’s financial asset investments. Prudent levels of corporate borrowings and preferred equity are utilized to enhance returns to shareholders’ common equity.
154    BROOKFIELD ASSET MANAGEMENT

A reconciliation of the Corporation’s Capital to the company’s consolidated balance sheet as at December 31, 2021 is as follows:

AS AT DEC. 31, 2021 (MILLIONS)	The Corporation	Managed Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$1,197	$11,497	$—	$12,694
Other financial assets	3,430	13,116	—	16,546
Accounts receivable and other[1]	2,697	19,694	(631)	21,760
Inventory	2	11,413	—	11,415
Assets classified as held for sale	—	11,958	—	11,958
Equity accounted investments	6,553	39,547	—	46,100
Investment properties	16	100,849	—	100,865
Property, plant and equipment	215	115,274	—	115,489
Intangible assets	215	30,394	—	30,609
Goodwill	361	19,866	—	20,227
Deferred income tax assets	2,064	1,276	—	3,340
Accounts payable and other[1]	(5,104)	(48,073)	631	(52,546)
Liabilities associated with assets classified as held for sale	—	(3,148)	—	(3,148)
Deferred income tax liabilities	(299)	(20,029)	—	(20,328)
Subsidiary equity obligations	(135)	(4,173)	—	(4,308)
Total	11,212	299,461	—	310,673
Common equity in managed investments[2]	46,248	—	(46,248)	—
Corporation’s Capital	57,460	299,461	(46,248)	310,673
Less:
Corporate borrowings	10,875	—	—	10,875
Non-recourse borrowings of managed entities	—	165,057	—	165,057
Amounts attributable to preferred equity	4,145	—	—	4,145
Amounts attributable to non-controlling interests	230	88,156	—	88,386
Common equity	$42,210	$46,248	$(46,248)	$42,210
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $631 million and $631 million, respectively, between entities within the Corporation and its managed investments.
2.Represents the value of the Corporation’s managed investments.
Common equity in managed investments is a measure routinely evaluated by our company’s key management personnel and represents the net equity in our consolidated financial statements outside of our corporate and asset management segments, excluding non-controlling interests. This measure is equal to the sum of the common equity in our Renewable Power and Transition, Infrastructure, Private Equity, Real Estate and Residential Development operating segments.

2021 ANNUAL REPORT    155

A reconciliation of the Corporation’s Capital to the company’s consolidated balance sheet as at December 31, 2020 is as follows:

AS AT DEC. 31, 2020 (MILLIONS)	The Corporation	Managed Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$1,283	$8,650	$—	$9,933
Other financial assets	3,809	13,921	—	17,730
Accounts receivable and other[1]	3,632	17,401	(2,105)	18,928
Inventory	2	10,358	—	10,360
Assets classified as held for sale	—	5,917	—	5,917
Equity accounted investments	5,361	35,966	—	41,327
Investment properties	17	96,765	—	96,782
Property, plant and equipment	122	99,887	—	100,009
Intangible assets	285	24,373	—	24,658
Goodwill	368	14,346	—	14,714
Deferred income tax assets	2,159	1,179	—	3,338
Accounts payable and other[1]	(5,134)	(47,653)	2,105	(50,682)
Liabilities associated with assets classified as held for sale	—	(2,359)	—	(2,359)
Deferred income tax liabilities	(414)	(15,499)	—	(15,913)
Subsidiary equity obligations	(77)	(3,622)	—	(3,699)
Total	11,413	259,630	—	271,043
Common equity in managed investments[2]	33,732	—	(33,732)	—
Corporation’s Capital	45,145	259,630	(33,732)	271,043
Less:
Corporate borrowings	9,077	—	—	9,077
Non-recourse borrowings of managed entities	—	139,324	—	139,324
Amounts attributable to preferred equity	4,145	—	—	4,145
Amounts attributable to non-controlling interests	230	86,574	—	86,804
Common equity	$31,693	$33,732	$(33,732)	$31,693
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $2.1 billion and $2.1 billion, respectively, between entities within the Corporation and its managed investments.
2.Represents the value of the Corporation’s managed investments.
156    BROOKFIELD ASSET MANAGEMENT

2.    SIGNIFICANT ACCOUNTING POLICIES
a)Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were authorized for issuance by the Board of Directors of the company on March 30, 2022.
b)    Adoption of Accounting Standards
The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2021. The new standards were applied as follows:
i.    Interest Rate Benchmark Reform
The company adopted Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16 (“Phase II Amendments”), effective January 1, 2021. The Phase II amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of IBOR reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships. The adoption did not have a significant impact on our company’s financial reporting.
c)    Future Changes in Accounting Standards
i.    Insurance Contracts
In May 2017, the IASB published IFRS 17, Insurance Contracts (“IFRS 17”), which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 will replace IFRS 4, Insurance Contracts, and will be applied retrospectively. In June 2020, the IASB proposed an amendment to IFRS 17 providing a one-year deferral on the effective date of the standard to January 1, 2023. IFRS 17 requires insurance contract liabilities to be measured at a current fulfillment value and provides a more uniform measurement and presentation approach for all insurance contracts.
The company is currently assessing the impact of IFRS 17 on its operations.
ii.    Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023.
The company is currently assessing the impact of these amendments.
iii.    Amendments to IFRS 3 – Business Combinations (“IFRS 3”) - Reference to Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), or IFRIC 21, Levies (“IFRIC 21”), if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments apply to annual reporting periods beginning on or after January 1, 2022.
The company is currently assessing the impact of these amendments.
d)    Basis of Presentation
The consolidated financial statements are prepared on a going concern basis.
i.    Subsidiaries
The consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company exercises control. Control exists when the company is able to exercise power over the investee, is exposed to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the
2021 ANNUAL REPORT    157

amount of its returns. Subsidiaries are consolidated from the date control is obtained and continue to be consolidated until the date when control is lost. The company includes 100% of its subsidiaries’ revenues and expenses in the Consolidated Statements of Operations and 100% of its subsidiaries’ assets and liabilities on the Consolidated Balance Sheets, with non-controlling interests in the equity of the company’s subsidiaries included within the company’s equity. All intercompany balances, transactions, unrealized gains and losses are eliminated in full.
The company continually reassesses whether or not it controls an investee, particularly if facts and circumstances indicate there is a change to one or more of the control criteria previously mentioned. In certain circumstances when the company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The company considers all relevant facts and circumstances in assessing whether or not the company’s voting rights are sufficient to give it control of an investee.
Certain of the company’s subsidiaries are subject to profit sharing arrangements, such as carried interest, between the company and the non-controlling equity holders, whereby the company is entitled to a participation in profits, as determined under the agreements. The attribution of net income amongst equity holders in these subsidiaries reflects the impact of these profit-sharing arrangements when the attribution of profits as determined in the agreement is no longer subject to adjustment based on future events and correspondingly reduces non-controlling interests’ attributable share of those profits.
Gains or losses resulting from changes in the company’s ownership interest of a subsidiary that do not result in a loss of control are accounted for as equity transactions and are recorded within ownership changes as a component of equity. When we dispose of all or part of a subsidiary resulting in a loss of control, the difference between the carrying value of what is sold and the proceeds from disposition is recognized within other income and gains in the Consolidated Statements of Operations.
Refer to Note 2(r) for an explanation of the company’s accounting policy for business combinations and to Note 4 for additional information on subsidiaries of the company with significant non-controlling interests.
ii.    Associates and Joint Ventures
Associates are entities over which the company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The company accounts for associates and joint ventures using the equity method of accounting within equity accounted investments on the Consolidated Balance Sheets.
Interests in associates and joint ventures accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate or joint venture is lower than the proportionate share of the investment’s underlying fair value, the company records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate or joint venture is greater than the company’s proportionate share of the underlying fair value, goodwill relating to the associate or joint venture is included in the carrying amount of the investment. Subsequent to initial recognition, the carrying value of the company’s interest in an associate or joint venture is adjusted for the company’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the consolidated financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for indicators of impairment at each balance sheet date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2(m).
iii.    Joint Operations
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, related to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement that exists only when decisions about the relevant activities require unanimous consent of parties sharing control. The company recognizes only its assets, liabilities and share of the results of operations of the joint operation. The assets, liabilities and results of joint operations are included within the respective line items of the Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income.
e)    Foreign Currency Translation
The U.S. dollar is the functional and presentation currency of the company. Each of the company’s subsidiaries, associates, joint ventures and joint operations determines its own functional currency and items included in the consolidated financial statements of each subsidiary, associate, joint venture and joint operation are measured using that functional currency.
158    BROOKFIELD ASSET MANAGEMENT

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are accumulated as a component of equity. On the disposal of a foreign operation, or the loss of control, joint control or significant influence, the component of accumulated other comprehensive income relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency-denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.
Foreign currency-denominated monetary assets and liabilities of the company are translated using the rate of exchange prevailing at the reporting date, and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income. Gains or losses on transactions that hedge these items are also included in net income. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.
f)    Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, demand deposits and highly liquid short-term investments with original maturities of three months or less.
g)    Related Party Transactions
In the normal course of operations, the company enters into various transactions on market terms with related parties. The majority of transactions with related parties are between consolidated entities and eliminate on consolidation. The company and its subsidiaries may also transact with entities over which the company has significant influence or joint control. Amounts owed to and by associates and joint ventures are not eliminated on consolidation. The company’s subsidiaries with significant non-controlling interests are described in Note 4 and its associates and joint ventures are described in Note 10.
In addition to our subsidiaries and equity accounted investments, we consider key management personnel, the Board of Directors and material shareholders to be related parties. See additional details in Note 27.
h)    Operating Assets
i.    Investment Properties
The company uses the fair value method to account for real estate classified as investment properties. A property is determined to be an investment property when it is principally held either to earn rental income or for capital appreciation, or both. Investment properties also include properties that are under development or redevelopment for future use as investment property. Investment properties are initially measured at cost including transaction costs, or at fair value if acquired in a business combination. Subsequent to initial recognition, investment properties are carried at fair value. Gains or losses arising from changes in fair value are included in net income during the period in which they arise.
Fair values are completed by undertaking one of two accepted approaches: (i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 net operating income, typically used for our office, retail and logistics assets; or (ii) undertaking a direct capitalization approach for certain of our LP investments and directly held multifamily assets whereby a capitalization rate is applied to estimated stabilized annual net operating income. The future cash flows of each property are based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash outflows relating to such current and future leases.
Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are carried at cost.
ii.    Property, Plant and Equipment
The company uses the revaluation method of accounting for certain classes of property, plant and equipment (“PP&E”) as well as certain assets which are under development for future use as PP&E. PP&E measured using the revaluation method is initially measured at cost, or at fair value if acquired in a business combination, and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are performed on an annual basis at the end of each fiscal year, commencing in the first year subsequent to the date of acquisition, unless there is an indication that assets are impaired. Where the carrying amount of an asset increases as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity in revaluation surplus, unless the increase reverses a previously recognized revaluation loss recorded through net income, in which case that portion of the increase is recognized in net income.
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Where the carrying amount of an asset decreases, the decrease is recognized in other comprehensive income to the extent there is any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Depreciation of an asset commences when it is available for use. On loss of control or partial disposition of an asset measured using the revaluation method, all accumulated revaluation surplus or the portion disposed of, respectively, is transferred into retained earnings or ownership changes, respectively.
PP&E held in our Private Equity segment, which include leasehold improvements, are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Land is carried at cost whereas finite-life assets such as buildings and equipment are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on a systematic basis over the assets’ useful life.
Depreciation methods and useful lives are reassessed at least annually regardless of the measurement method used.
Renewable Power and Transition
Renewable power and transition generally determines the fair value of its PP&E by using a 20-year discounted cash flow model for the majority of its assets. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location.
Depreciation on renewable power assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

(YEARS)	Useful Lives
Dams	Up to 115
Penstocks	Up to 60
Powerhouses	Up to 115
Hydroelectric generating units	Up to 115
Wind generating units	Up to 30
Solar generating units	Up to 35
Gas-fired cogenerating (“Cogeneration”) units	Up to 40
Other assets	Up to 60
Cost is allocated to the significant components of power generating assets, and each component is depreciated separately.
The depreciation of PP&E in our Brazilian renewable power and transition operations is based on the duration of the authorization or the useful life of a concession. The weighted-average remaining duration at December 31, 2021, is 31 years (2020 – 32 years). Land rights are included as part of the concession or authorization and are subject to depreciation.
Infrastructure
Utilities, transport, midstream and data assets within our Infrastructure segment as well as assets under development classified as PP&E on the Consolidated Balance Sheets are accounted for using the revaluation method. The company determines the fair value of its utilities, transport, midstream and data assets using both the discounted cash flow and depreciated replacement cost methods, which include estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Valuations are performed internally on an annual basis. Discount rates are selected for each asset, giving consideration to the volatility and geography of its revenue streams.
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Depreciation on utilities, transport, midstream and data assets is calculated on a straight-line or declining balance basis over the estimated service lives of the components of the assets, which are as follows:

(YEARS)	Useful Lives
Buildings	Up to 75
Transmission stations, towers and related fixtures	Up to 40
Leasehold improvements	Up to 50
Plant and equipment	Up to 40
Network systems	Up to 65
Track	Up to 40
District energy systems	Up to 50
Pipelines	Up to 20
Gas storage assets	Up to 50
The fair value and the estimated remaining service lives are reassessed annually.
Public service concessions that provide the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as intangible assets.
In our sustainable resources operations, land used in the production of standing timber, as well as bridges and buildings used in sustainable resources production, are accounted for using the revaluation method and included in PP&E. Bridges, buildings, vehicles and equipment are depreciated over their useful lives, generally 3 to 25 years.
Real Estate – Hospitality Assets
Hospitality operating assets within our Real Estate segment are classified as PP&E and are accounted for using the revaluation method. The company determines the fair value for these assets by using a depreciated replacement cost method based on the age, physical condition and the construction costs of the assets. Fair value of hospitality properties are also reviewed in reference to each hospitality asset’s enterprise value which is determined using a discounted cash flow model.
Depreciation on hospitality assets is calculated on a straight-line basis over the estimated useful lives of each component of the asset as follows:

(YEARS)	Useful Lives
Building and building improvements	2 to 50+
Land improvements	15
Furniture, fixtures and equipment	1 to 10
Private Equity
The company accounts for its private equity PP&E using the cost model. Costs include expenditures that are directly attributable to the acquisition of the asset. Depreciation of an asset commences when it is available for use. PP&E is depreciated for each component of the following asset classes as follows:
a)    On a straight-line basis

(YEARS)	Useful Lives
Buildings	Up to 50
Leasehold improvements	Up to 40
Machinery and equipment	Up to 30
Vessels	Up to 35
b)    Not on a straight-line basis

(YEARS)	Useful Lives
Oil and gas related equipment	Units of production

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iii.    Inventory
Private Equity
Fuel inventories within our Private Equity segment are traded in active markets and are purchased with the view to resell in the near future, generating a profit from fluctuations in prices or margins. As a result, fuel inventories are carried at market value by reference to prices in a quoted active market, in accordance with the commodity broker-trader exemption granted by IAS 2, Inventories. Changes in fair value less costs to sell are recognized in the Consolidated Statements of Operations through direct costs. Fuel products that are held for extended periods in order to benefit from future anticipated increases in fuel prices or located in territories where no active market exists are recognized at the lower of cost and net realizable value. Products and chemicals used in the production of biofuels are valued at the lower of cost and net realizable value.
Real Estate
Develop-for-sale multifamily projects, residential development lots, homes and residential condominium projects are recorded in inventory. Residential development lots are recorded at the lower of cost, which includes pre-development expenditures and capitalized borrowing costs and net realizable value, which the company determines as the estimated selling price of the inventory in the ordinary course of business in its completed state, less estimated expenses, including holding costs, costs to complete and costs to sell.
Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and net realizable value in inventory. Costs are allocated to the salable acreage of each project or subdivision in proportion to the anticipated revenue.
Residential Development
Inventories consist of land held for development, land under development, homes under construction, completed homes and model homes. In addition to direct land acquisitions, land development and improvement costs and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction or development. Indirect costs are allocated to homes or lots based on the number of units in a community.
Land and housing assets are recorded at the lower of cost and net realizable value, which the company determines as the estimated selling price of the inventory in the ordinary course of business in its completed state, less estimated expenses, including holding costs, costs to complete and costs to sell.
i)    Fair Value Measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.
Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are directly based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:
Level 1: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2: Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset or liability’s anticipated life.
Level 3: Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.
Refer to the investment properties and revaluation of PP&E explanations for the approach taken to determine the fair value of these operating assets.
Further information on fair value measurements is available in Notes 6, 7, 11 and 12.

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j)    Accounts Receivable
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less an allowance for expected credit losses for uncollectability.
k)    Intangible Assets
Finite life intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses and are amortized on a straight-line basis over their estimated useful lives. Amortization is recorded within direct costs in the Consolidated Statements of Operations.
Certain of the company’s intangible assets have an indefinite life as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. Indefinite life intangible assets are recorded at cost unless an impairment is identified which requires a write-down to its recoverable amount.
Indefinite life intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Any impairment of the company’s indefinite life intangible assets is recorded in net income in the period in which the impairment is identified. Impairment losses on intangible assets may be subsequently reversed in net income.
Infrastructure
Intangible assets within our Infrastructure segment primarily consist of conservancy rights, service concession arrangements, customer order backlogs, track access rights, operating network agreements and customer contracts and relationships. Concession arrangements, accounted for as intangible assets under IFRIC 12, Service Concession Arrangements (“IFRIC 12”), were mostly acquired through acquisitions of gas transmission, electricity transmission and toll road businesses and are amortized on a straight-line basis over the term of the arrangement.
The intangible assets at the Brazilian regulated gas transmission operation and Brazilian electricity transmission operation relate to concession contracts. For our Brazilian regulated gas transmission operation, the concession arrangement provides the operation with the right to operate the asset perpetually. As a result, the intangible asset is amortized over its estimated useful life. For our Brazilian electricity transmission operation, the intangible asset is amortized on a straight-line basis over the life of the contractual arrangement. The intangible assets at the Indian and Peruvian toll roads relate to the right to operate a road and charge users a specified tariff for a contractual length of time and is amortized over the life of the contractual arrangement with an average of 15 and 21 years remaining, respectively.
Refer to Note 13 of the consolidated financial statements for additional information on these concession arrangements.
The intangible assets at our residential infrastructure operation are comprised of contractual customer relationships, customer contracts, proprietary technology and brands. The contractual customer relationships and customer contracts represent ongoing economic benefits from leasing customers and annuity-based management agreements. Proprietary technology is recognized for the development of new metering technology, which allows the business to generate revenue through its sub-metering business. Brands represent the intrinsic value customers place on the operation’s various brand names.
Private Equity
Our Private Equity segment includes intangible assets across a number of operating companies. The majority are finite life intangible assets that are amortized on a straight-line basis over the following useful lives:

(YEARS)	Useful Lives
Water and sewage concession agreements	Up to 40
Brand names	Up to 20
Computer software	Up to 10
Customer relationships	Up to 30
Value of insurance contracts acquired	Up to 15
Patents and trademarks	Up to 40
Proprietary technology	Up to 20
Product development costs	Up to 5
Distribution networks	Up to 25
Loyalty program	Up to 15
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Real Estate
Intangible assets in our Real Estate segment are primarily trademarks associated with hospitality assets. These trademarks have indefinite lives.
l)    Goodwill
Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash-generating unit to which it relates. The company identifies cash-generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of a cash-generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is recorded in income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. On disposal of a subsidiary, any attributable amount of goodwill is included in determination of the gain or loss on disposal.
m)    Impairment of Long-Lived Assets
At each balance sheet date or more often if events or circumstances indicate there may be impairment, the company assesses whether its assets, other than those measured at fair value with changes in value recorded in net income, have any indication of impairment. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal and the discounted future cash flows generated from use and eventual disposal from an asset or cash-generating unit, is less than their carrying value. Impairment losses are recorded as fair value changes within the Consolidated Statements of Operations. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the lesser of the revised estimate of its recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.
n)    Subsidiary Equity Obligations
Subsidiary equity obligations include subsidiary preferred equity units, subsidiary preferred shares and capital securities as well as limited-life funds and redeemable fund units.
Subsidiary preferred equity units and capital securities are preferred shares that may be settled by a variable number of common equity units upon their conversion by the holders or the company. These instruments, as well as the related accrued distributions, are classified as liabilities at amortized cost on the Consolidated Balance Sheets. Dividends or yield distributions on these instruments are recorded as interest expense. To the extent conversion features are not closely related to the underlying liability the instruments are bifurcated into debt and equity components.
Limited-life funds represent the interests of others in the company’s consolidated funds that have a defined maximum fixed life where the company has an obligation to distribute the residual interests of the fund to fund partners based on their proportionate share of the fund’s equity in the form of cash or other financial assets at cessation of the fund’s life.
Redeemable fund units represent interests of others in consolidated subsidiaries that have a redemption feature that requires the company to deliver cash or other financial assets to the holders of the units upon receiving a redemption notice.
Limited-life funds and redeemable fund units are classified as liabilities and recorded at fair value within subsidiary equity obligations on the Consolidated Balance Sheets. Changes in fair value are recorded in net income in the period of the change.
o)    Revenue from Contracts with Customers
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), specifies how and when revenue should be recognized and requires disclosures about the nature, amount, timing and uncertainty of revenues and cash flows arising from customer contracts.

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Where available, the company has elected the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of performance obligation and for disclosure requirements of remaining performance obligations. This permits the company to recognize revenue in the amount to which we have the right to invoice such that the company has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date.
Revenue Recognition Policies by Segment
Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. A performance obligation is a promise in a contract to transfer a distinct good or service (or a bundle of goods and services) to the customer and is the unit of account in IFRS 15. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue, as, or when, the performance obligation is satisfied. The company recognizes revenue when it transfers control of a product or service to a customer.
The company recognizes revenue from the following major sources:
Asset Management
The company’s primary asset management revenue streams, which include base management fees, incentive fees (including incentive distributions and performance fees) and realized carried interest, are satisfied over time. A significant portion of our asset management revenue is inter-segment in nature and thus eliminated on consolidation; that which survives is recorded as revenue in the Consolidated Statements of Operations.
The company earns base management fees in accordance with contractual arrangements with our long-term private funds, perpetual strategies and liquid securities’ investment vehicles. Fees are typically equal to a percentage of fee-bearing capital within the respective fund or entity and are accrued quarterly. These fees are earned over the period of time that the management services are provided and are allocated to the distinct services provided by the company during the reporting period.
Incentive distributions and performance fees are incentive payments to reward the company for meeting or exceeding certain performance thresholds of managed entities. Incentive distributions, paid to us by certain of our perpetual affiliates, are determined by contractual arrangements and represent a portion of distributions paid by the perpetual affiliates above a predetermined hurdle. They are accrued as revenue on the respective affiliates’ distribution record dates if that hurdle has been achieved. BBU pays performance fees if the growth in its unit price exceeds a predetermined threshold, with the unit price based on the quarterly volume-weighted average price of publicly traded units. These fees are accrued on a quarterly basis subject to the performance of the listed vehicle.
Carried interest is a performance fee arrangement in which we receive a percentage of investment returns, generated within a private fund on carry eligible capital, based on a contractual formula. We are eligible to earn carried interest from a fund once returns exceed the fund’s contractually defined performance hurdles at which point we earn an accelerated percentage of the additional fund profit until we have earned the percentage of total fund profit, net of fees and expenses, to which we are entitled. We recognize this carried interest when a fund’s cumulative returns are in excess of preferred returns and when it is highly probable that a significant reversal will not occur, which are generally met when an underlying fund investment is profitably disposed of. Typically carried interest is not recognized as revenue until the fund is near the end of its life.
Renewable Power and Transition
Revenue is earned by selling electricity sourced from our power generating facilities. It is derived from the output delivered and capacity provided at rates specified under contract terms or at prevailing market rates if the sale is uncontracted. Performance obligations are satisfied over time as the customer simultaneously receives and consumes benefits as we deliver electricity and related products.
We also sell power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements (“PPA”) are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue over time as the performance obligation is satisfied. The sale of energy and capacity are distinct goods that are substantially the same and have the same pattern of transfer as measured by the output method. Renewable credits are performance obligations satisfied at a point in time. Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.

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Infrastructure
Our infrastructure revenue is predominantly recognized over time as services are rendered. Performance obligations are satisfied based on actual usage or throughput depending on the terms of the arrangement. Contract progress is determined using a cost-to-cost input method. Any upfront payments that are separable from the recurring revenue are recognized over time for the period the services are provided.
In addition, we have certain contracts where we earn revenue at a point in time when control of the product ultimately transfers to the customer, which for our sustainable resources operations coincides with product delivery.
Private Equity
Revenue from our Private Equity segment primarily consists of: (i) sale of goods or products which is recognized as revenue when the product is shipped and title passes to the customer; and (ii) the provision of services which are recognized as revenue over the period of time that they are provided.
Revenue recognized over a period of time is determined using the cost-to-cost input method to measure progress towards complete satisfaction of the performance obligations as the work performed on the contracts creates or enhances an asset that is controlled by the customer. As work is performed, a contract asset in the form of contracts-in-progress is recognized, which is reclassified to accounts receivable when invoiced to the customer. If payment is received in advance of work being completed, a contract liability is recognized. Variable consideration, such as claims, incentives and variations resulting from contract modifications, is only recognized in the transaction price to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
Real Estate
Revenue from hospitality operations is generated by providing accommodation, food and beverage and leisure facilities to hotel guests. Revenue from accommodation is recognized over the period that the guest stays at the hotel; food and beverage revenue as well as revenue from leisure activities is recognized when goods and services are provided.
Real estate rental income is recognized in accordance with IFRS 16, Leases. As the company retains substantially all the risks and benefits of ownership of its investment properties, it accounts for leases with its tenants as operating leases and begins recognizing revenue when the tenant has a right to use the leased asset. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded as a component of investment property representing the difference between rental revenue recorded and the contractual amount received. Percentage participating rents are recognized when tenants’ specified sales targets have been met.
Residential Development
Revenue from residential land sales, sales of homes and the completion of residential condominium projects is recognized at the point in time when our performance obligations are met. Performance obligations are satisfied when we transfer title over a product to a customer and all material conditions of the sales contract have been met. If title of a property transfers but material future development is required, revenue will be delayed until the point in time at which the remaining performance obligations are satisfied.
Corporate Activities and Other
Dividend and interest income from other financial assets are recognized as revenue when declared or on an accrual basis using the effective interest method, in accordance with IFRS 9, Financial Instruments (“IFRS 9”).
Interest revenue from loans and notes receivable, less a provision for uncollectable amounts, is recorded on the accrual basis using the effective interest method, in accordance with IFRS 9.
p)    Financial Instruments
Classification of Financial Instruments
The company classifies its financial assets as fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) and amortized cost according to the company’s business objectives for managing the financial assets and based on the contractual cash flow characteristics of the financial asset. The company classifies its financial liabilities as amortized cost or FVTPL.
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•Financial instruments that are not held for the sole purpose of collecting contractual cash flows are classified as FVTPL and are initially recognized at their fair value and are subsequently measured at fair value at each reporting date. Gains and losses recorded on each revaluation date are recognized within profit or loss. Transaction costs of financial assets classified as FVTPL are expensed in profit or loss.
•Financial assets classified as FVTOCI are initially recognized at their fair value and are subsequently measured at fair value at each reporting date. The cumulative gains or losses related to FVTOCI equity instruments are not reclassified to profit or loss on disposal, whereas the cumulative gains or losses on all other FVTOCI assets are reclassified to profit or loss on disposal, when there is a significant or prolonged decline in fair value or when the company acquires a controlling or significant interest in the underlying investment and commences equity accounting or consolidating the investment. The cumulative gains or losses on all FVTOCI liabilities are reclassified to profit or loss on disposal.
•Financial instruments that are held for the purpose of collecting contractual cash flows that are solely payments of principal and interest are classified as amortized cost and are initially recognized at their fair value and are subsequently measured at amortized cost using the effective interest rate method. Transaction costs of financial instruments classified as amortized cost are capitalized and amortized in profit or loss on the same basis as the financial instrument.
Expected credit losses associated with debt instruments carried at amortized cost and FVTOCI are assessed on a forward-looking basis. The impairment methodology applied depends on whether there has been a significant increase in credit risk since initial recognition. Impairment charges are recognized in profit or loss based on the expected credit loss model.
The following table presents the types of financial instruments held by the company within each financial instrument classification:

Financial Instrument Type	Measurement
Financial Assets
Cash and cash equivalents	Amortized cost
Other financial assets
Government bonds	FVTOCI
Corporate bonds	FVTPL, FVTOCI, Amortized cost
Fixed income securities and other	FVTPL, FVTOCI, Amortized cost
Common shares and warrants	FVTPL, FVTOCI
Loan and notes receivable	FVTPL, Amortized cost
Accounts receivable and other[1]	FVTPL, Amortized cost

Financial Liabilities
Corporate borrowings	Amortized cost
Non-recourse borrowings of managed entities
Property-specific borrowings	Amortized cost
Subsidiary borrowings	Amortized cost
Accounts payable and other[1]	FVTPL, Amortized cost
Subsidiary equity obligations	FVTPL, Amortized cost
1.Includes derivative instruments.
Other Financial Assets
Other financial assets are recognized on their trade date and initially recorded at fair value with changes in fair value recorded in net income or other comprehensive income in accordance with their classification. Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used.
Other financial assets also include loans and notes receivable which are recorded initially at fair value and, with the exception of loans and notes receivable designated as FVTPL, are subsequently measured at amortized cost using the effective interest method, less any applicable provision for impairment. A provision for impairment is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Loans and receivables designated as FVTPL are recorded at fair value, with changes in fair value recorded in net income in the period in which they arise.
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Allowance for Credit Losses
For financial assets classified as amortized cost or debt instruments as FVTOCI, at each reporting period, the company assesses if there has been a significant increase in credit risk since the asset was originated to determine if a 12-month expected credit loss or a life-time expected credit loss should be recorded regardless of whether there has been an actual loss event. The company uses unbiased, probability-weighted loss scenarios which consider multiple loss scenarios based on reasonable and supportable forecasts in order to calculate the expected credit losses.
The company assesses the carrying value of FVTOCI and amortized cost securities for impairment when there is objective evidence that the asset is impaired such as when an asset is in default. Impaired financial assets continue to record life-time expected credit losses; however interest revenue is calculated based on the net amortized carrying amount after deducting the loss allowance. When objective evidence of impairment exists, losses arising from impairment are reclassified from accumulated other comprehensive income to net income.
Derivative Financial Instruments and Hedge Accounting
The company selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Derivative financial instruments are recorded at fair value within the company’s consolidated financial statements. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair values. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in accounts receivable and other or accounts payable and other, respectively.
Items Classified as Hedges
Realized and unrealized gains and losses on foreign exchange contracts designated as hedges of currency risks relating to a net investment in a subsidiary or an associate are included in equity. Gains or losses are reclassified into net income in the period in which the subsidiary or associate is disposed of or to the extent that the hedges are ineffective. Where a subsidiary is partially disposed, and control is retained, any associated gains or costs are reclassified within equity as ownership changes. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at their estimated fair value with changes in fair value recorded in net income or as a component of equity, as applicable. Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into net income over the term of the corresponding interest payments. Unrealized gains and losses on electricity contracts designated as cash flow hedges of future power generation revenue are included in equity as a cash flow hedge. The periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue.
Items Not Classified as Hedges
Derivative financial instruments that are not designated as hedges are carried at their estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period in which the change occurs. Realized and unrealized gains and losses on equity derivatives used to offset changes in share prices in respect of vested deferred share units and restricted share units are recorded together with the corresponding compensation expense. Realized and unrealized gains on other derivatives not designated as hedges are recorded in revenues, direct costs or corporate costs, as applicable. Realized and unrealized gains and losses on derivatives which are considered economic hedges, and where hedge accounting is not able to be elected, are recorded in fair value changes in the Consolidated Statements of Operations.
q)    Income Taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized in equity. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences and for the carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer
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probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured using the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.
r)    Business Combinations
Business combinations are accounted for using the acquisition method. The cost of a business acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held for sale which are recognized and measured at fair value less costs to sell. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.
To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.
When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income, other than amounts transferred directly to retained earnings. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Transaction costs are recorded as an expense within fair value changes in the Consolidated Statements of Operations.
s)    Leases
The company accounts for leases under IFRS 16 Leases (“IFRS 16”). Under IFRS 16, the company must assess whether a contract is, or contains, a lease at inception of the contract. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control exists if a customer can make the important decisions governing the use of an asset specified in a contract similar to decisions made over assets owned by the business. The company has elected to not allocate contract consideration between lease and non-lease components, but rather account for each lease and non-lease component as a single lease component. This election is made by asset class.
For lessors, a lease shall be classified as either a finance or operating lease on commencement of the lease contract. If the contract represents a finance lease in which the risk and rewards of ownership have transferred to the lessee, a lessor shall recognize a finance lease receivable at an amount equal to the net investment in the lease discounted using the interest rate implicit in the lease. Subsequently, finance income is recognized at a constant rate on the net investment of the finance lease. Lease payments received from operating leases shall be recognized into income on a straight-line or other systematic basis.
For lessees, the company recognizes a right-of-use (“ROU”) asset and lease liability at the lease commencement date. The ROU asset is initially measured based on the calculated lease liability plus initial direct costs incurred by the lessee, estimates to dismantle and restore the underlying asset at the end of the lease term and lease payments made net of incentives received at or before the lease commencement date. It is classified as either investment PP&E, or inventory depending on the nature of the asset and is subsequently accounted for consistently with owned assets within the respective asset classes with the exception of PP&E. Unlike most of the company’s owned assets within PP&E, lease assets classified within PP&E are subsequently measured applying the cost method rather than the revaluation method. The ROU asset is depreciated applying a straight-line method or other systematic basis over the shorter of the useful life of the underlying asset or the term of the lease. Lease contracts often include an option to extend the term of the lease and such extensions are factored into the lease term if the company is reasonably certain to exercise that option. ROU assets are tested for impairment in accordance with IAS 36, Impairment of Assets. Refer to Note 2(h) for additional details of our accounting policies governing investment properties, PP&E and inventory.
Lease liabilities are classified within accounts payable and other and are recognized at the commencement of the lease, initially measured at the present value of future lease payments not paid as at the commencement date, discounted using the interest rate implicit in the lease, or the lessee’s incremental borrowing rate if the implicit rate cannot be readily determined. Lease liabilities are subsequently measured at amortized cost by applying the effective interest method. Lease liabilities are remeasured if there is reassessment of the timing or amount of future lease payments arising from a change in an index or rate, revisions to estimates of the lease term or residual value guarantee, or a change in the assessment of an option to purchase the underlying asset. Such remeasurements of the lease liability are generally recognized as an adjustment to the ROU asset unless further reduction in the measurement of the lease liability would reduce a ROU asset below zero, in which case it is recorded in the Consolidated Statements of Operations.
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Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the ROU asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are classified within direct costs in the Consolidated Statements of Operations.
We are applying certain practical expedients as permitted by the standard; specifically, we have elected to apply practical expedients associated with short-term and low-value leases that allow the company to record operating expenses on such leases on a straight-line basis without having to capitalize the lease arrangement.
We have also applied a number of critical judgments in applying this standard, including: i) identifying whether a contract (or part of a contract) includes a lease; ii) determining whether it is reasonably certain that lease extension or termination options will be exercised in determining the lease term; and iii) determining whether variable payments are in-substance fixed. Critical estimates used in the application of IFRS 16 include estimating the lease term and determining the appropriate rate at which to discount the lease payments.
t)    Other Items
i.    Capitalized Costs
Capitalized costs related to assets under development and redevelopment include all eligible expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs that are directly attributable to these assets.
Borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.
ii.    Share-based Payments
The company issues share-based awards to certain employees and non-employee directors. The cost of equity-settled share-based transactions, comprised of share options, restricted shares and escrowed shares, is determined as the fair value of the award on the grant date using a fair value model. The cost of equity-settled share-based transactions is recognized as each tranche vests and is recorded in contributed surplus as a component of equity. The cost of cash-settled share-based transactions, comprised of Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”), is measured as the fair value at the grant date, and expensed on a proportionate basis consistent with the vesting features over the vesting period with the recognition of a corresponding liability. The liability is recorded as a provision within accounts payable and other on the Consolidated Balance Sheets and measured at each reporting date at fair value with changes in fair value recognized in net income.
iii.    Provisions
A provision is a liability of uncertain timing that is recognized when the company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The company’s significant provisions consist of pensions and other long-term and post-employment benefits, warranties on some products or services, obligations to retire or decommission tangible long-lived assets and the cost of legal claims arising in the normal course of operations.
a.    Pensions and Other Post-Employment Benefits
The company offers pension and other post-employment benefit plans to employees of certain of its subsidiaries, with certain of these subsidiaries offering defined benefit plans. Defined benefit pension expenses, which include the current year’s service cost, are included in direct costs. For each defined benefit plan, we recognize the present value of our defined benefit obligations less the fair value of the plan assets as a defined benefit liability reported within accounts payable and other on the Consolidated Balance Sheets. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations.
b.    Other Long-Term Incentive Plans
The company provides long-term incentive plans to certain employees whereby the company allocates a portion of the amounts realized through subsidiary profit-sharing agreements to its employees. The cost of these plans is recognized over the requisite service period, provided it is probable that the vesting conditions will be achieved, based on the underlying subsidiary profit sharing arrangement. The liability is recorded within accounts payable and other and measured at each reporting date with the corresponding expense recognized in direct costs in the Consolidated Statements of Operations.

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c.    Warranties, Asset Retirement, Legal and Other
Certain consolidated entities offer warranties on the sale of products or services. A provision is recorded to provide for future warranty costs based on management’s best estimate of probable warranty claims.
Certain consolidated entities have legal obligations to retire tangible long-lived assets. A provision is recorded at each reporting date to provide for the estimated fair value of the asset retirement obligation upon decommissioning of the asset period.
In the normal course of operations, the company may become involved in legal proceedings. Management analyzes information about these legal matters and provides provisions for probable contingent losses, including estimated legal expenses to resolve the matters. Internal and external legal counsel are used in order to estimate the probability of an unfavorable outcome and the amount of loss.
u)    Critical Estimates and Judgments
The preparation of financial statements requires management to make estimates and judgments that affect the carried amounts of certain assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses recorded during the period. Actual results could differ from those estimates.
In making estimates and judgments, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates and judgments have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that the company believes will materially affect the methodology or assumptions utilized in making estimates and judgments in these consolidated financial statements.
i.    Critical Estimates
The significant estimates used in determining the recorded amount for assets and liabilities in the consolidated financial statements include the following:
a.    Investment Properties
The critical assumptions and estimates used when determining the fair value of commercial properties are: discount rates and terminal capitalization rates for properties valued using a discounted cash flow model and capitalization rates for properties valued using a direct capitalization approach. Management also uses assumptions and estimates in determining expected future cash flows in discounted cash flow models and stabilized net operating income used in values determined using the direct capitalization approach. Properties under development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development.
Further information on investment property estimates is provided in Note 11.
b.    Revaluation Method for Property, Plant and Equipment
When determining the carrying value of PP&E using the revaluation method, the company uses the following critical assumptions and estimates: the timing of forecasted revenues; future sales prices and associated expenses; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of PP&E under development includes estimates in respect of the timing and cost to complete the development.
Further information on estimates used in the revaluation method for PP&E is provided in Note 12.
c.    Financial Instruments
Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; the amount of the liability and equity components of compound financial instruments; discount rates and volatility utilized in option valuations.
Further information on estimates used in determining the carrying value of financial instruments is provided in Notes 6 and 25.
d.    Inventory
The company estimates the net realizable value of its inventory using estimates and assumptions about future development costs, costs to hold and future selling costs.

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e.    Other
Other estimates and assumptions utilized in the preparation of the company’s consolidated financial statements are: the assessment or determination of net recoverable amount; oil and gas reserves; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; fair value of assets held as collateral and the percentage of completion for construction contracts.
ii.    Critical Judgments
Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the consolidated financial statements:
a.    Control or Level of Influence
When determining the appropriate basis of accounting for the company’s investees, the company makes judgments about the degree of influence that it exerts directly or through an arrangement over the investees’ relevant activities. This may include the ability to elect investee directors or appoint management. Control is obtained when the company has the power to direct the relevant investing, financing and operating decisions of an entity and does so in its capacity as principal of the operations, rather than as an agent for other investors. Operating as a principal includes having sufficient capital at risk in any investee and exposure to the variability of the returns generated as a result of the decisions of the company as principal. Judgment is used in determining the sufficiency of the capital at risk or variability of returns. In making these judgments, the company considers the ability of other investors to remove the company as a manager or general partner in a controlled partnership.
b.    Investment Properties
When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.
c.    Property, Plant and Equipment
The company’s accounting policy for its PP&E requires critical judgments over the assessment of carrying value, whether certain costs are additions to the carrying amount of the PP&E as opposed to repairs and maintenance, and for assets under development the identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the asset’s carrying value.
For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes, discount and capitalization rates. Judgment is applied when determining future electricity prices considering broker quotes for the years in which there is a liquid market available and, for the subsequent years, our best estimate of electricity prices from renewable sources that would allow new entrants into the market.
d.    Identifying Performance Obligations for Revenue Recognition
Management is required to identify performance obligations relating to contracts with customers at the inception of each contract. IFRS 15 requires a contract’s transaction price to be allocated to each distinct performance obligation and subsequently recognized into income when, or as, the performance obligation is satisfied. Judgment is used when assessing the pattern of delivery of the product or service to determine if revenue should be recognized at a point in time or over time. For certain service contracts recognized over time, judgment is required to determine if revenue from variable consideration such as incentives, claims and variations from contract modifications has met the required probability threshold to be recognized.
Management also uses judgment to determine whether contracts for the sale of products and services have distinct performance obligations that should be accounted for separately or as a single performance obligation. Goods and services are considered distinct if: (1) a customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (2) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.
Additional details about revenue recognition policies across our operating segments are included in Note 2(o) of the consolidated financial statements.

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e.    Common Control Transactions
The purchase and sale of businesses or subsidiaries between entities under common control are not specifically addressed in IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.
f.    Indicators of Impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash-generating unit’s future revenues and direct costs; the determination of discount and capitalization rates; and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.
g.    Income Taxes
The company makes judgments when determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of an investment property are measured based on the tax consequences that would follow the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use.
h.    Classification of Non-Controlling Interests in Limited-Life Funds
Non-controlling interests in limited-life funds are classified as liabilities (subsidiary equity obligations) or equity (non-controlling interests) depending on whether an obligation exists to distribute residual net assets to non-controlling interests on liquidation in the form of cash or another financial asset or assets delivered in kind. Judgment is required to determine what the governing documents of each entity require or permit in this regard.
i.    Other
Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting; and the determination of functional currency.
3.    SEGMENTED INFORMATION
a)    Operating Segments
Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance using funds from operations (“FFO”) generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.
Our operating segments are as follows:
The Corporation:
i.Asset Management business include managing our long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”). We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.
ii.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

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Managed investments:
i.Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, solar and energy transition power generating assets.
ii.Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, data and sustainable resource assets.
iii.Private Equity business includes a broad range of industries, and is mostly focused on business services, infrastructure services and industrials.
iv.Real Estate business includes the ownership, operation and development of core investments, transitional and development investments, and our share of LP investments, which sit within our private funds.
v.Residential Development business consists of homebuilding, condominium development and land development.
b)    Segment Financial Measures
FFO is a key measure of our financial performance and our segment measure of profit and loss. It is utilized by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
We use FFO to assess our performance as an asset manager and as an investor in our assets. FFO from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our perpetual affiliates, private funds and liquid strategies accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. As an investor in our assets, our FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we derive FFO for each operating segment and reconcile total FFO to net income in Note 3(c)(v) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
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Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expenses recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.
c)    Reportable Segment Measures

AS AT AND FOR THE YEAR ENDED DEC. 31, 2021 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Segments	Note
External revenues	$306	$169	$4,580	$11,941	$46,252	$9,923	$2,560	$75,731
Inter-segment and other revenues[1]	4,930	(18)	—	6	431	32	—	5,381	i
Segmented revenues	5,236	151	4,580	11,947	46,683	9,955	2,560	81,112
FFO from equity accounted investments[1]	558	63	187	1,697	448	742	111	3,806	ii
Interest expense	—	(414)	(892)	(1,502)	(1,503)	(3,225)	(68)	(7,604)	iii
Current income taxes	—	(38)	(43)	(402)	(537)	(77)	(17)	(1,114)	iv
FFO[1]	2,614	(370)	1,044	797	2,030	1,185	258	7,558	v
Common equity	4,905	(8,942)	5,264	3,022	3,565	32,004	2,392	42,210
Equity accounted investments	4,496	2,056	1,801	9,569	2,945	24,829	404	46,100
Additions to non-current assets[2]	—	1,332	5,001	18,248	14,161	21,918	171	60,831
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 62%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the year ended December 31, 2021, $2.3 billion of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

AS AT AND FOR THE YEAR ENDED DEC. 31, 2020 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Segments	Note
External revenues	$246	$872	$4,085	$9,294	$37,161	$8,851	$2,243	$62,752
Inter-segment and other revenues[1]	3,278	(1)	—	7	614	32	—	3,930	i
Segmented revenues	3,524	871	4,085	9,301	37,775	8,883	2,243	66,682
FFO from equity accounted investments[1]	277	(17)	116	1,329	600	765	21	3,091	ii
Interest expense	—	(388)	(885)	(1,224)	(1,573)	(3,117)	(29)	(7,216)	iii
Current income taxes	—	(67)	(66)	(247)	(286)	(82)	(8)	(756)	iv
FFO[1]	1,776	(86)	1,044	569	935	876	66	5,180	v
Common equity	4,947	(6,986)	5,154	2,552	3,965	19,331	2,730	31,693
Equity accounted investments	4,530	830	1,444	10,530	2,623	21,024	346	41,327
Additions to non-current assets[2]	64	234	1,677	11,200	3,535	10,117	45	26,872
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 62%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the year ended December 31, 2020, $1.2 billion of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

i.Inter-Segment Revenues
For the year ended December 31, 2021, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $4.9 billion (2020 – $3.3 billion), revenues earned on construction projects between consolidated entities totaling $418 million (2020 – $610 million), and other revenues totaling a net income of $33 million (2020 – $42 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

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ii.FFO from Equity Accounted Investments
The company determines FFO from its equity accounted investments by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles the company’s consolidated equity accounted income to FFO from equity accounted investments:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Consolidated equity accounted income (loss)	$2,451	$(79)
Non-FFO items from equity accounted investments[1]	1,355	3,170
FFO from equity accounted investments	$3,806	$3,091
1.Adjustment to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
iii.Interest Expense
For the year ended December 31, 2021, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $28 million (2020 – $8 million) that is eliminated on consolidation, along with the associated revenue.
iv.Current Income Taxes
Current income taxes are included in FFO but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles consolidated income taxes to current and deferred income taxes:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Current income tax expense	$(1,114)	$(756)
Deferred income tax expense	(1,210)	(81)
Income tax expense	$(2,324)	$(837)
v.Reconciliation of Net Income to Total FFO
The following table reconciles net income to total FFO:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Note	2021	2020
Net income		$12,388	$707
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items		1,355	3,170
Fair value changes		(5,151)	1,423
Depreciation and amortization		6,437	5,791
Deferred income taxes		1,210	81
Realized disposition gains in fair value changes or equity	vi	2,861	1,554
Non-controlling interests in FFO		(11,542)	(7,546)
Total FFO		$7,558	$5,180
vi.    Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of a consolidated entity.
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $2.9 billion for the year ended December 31, 2021 (2020 – $1.6 billion), of which $2.0 billion relates to prior periods (2020 – $499 million), $751 million has been recorded directly in equity as changes in ownership (2020 – $1.1 billion) and a gain of $136 million has been recorded in fair value changes (2020 – loss of $29 million).
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d)    Geographic Allocation
The company’s revenues by location of operations are as follows:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
U.S.	$19,694	$18,048
Canada	7,548	5,906
U.K.	21,497	16,032
Brazil	3,730	3,323
Europe	8,491	6,191
Australia	5,892	5,528
India	2,520	1,284
Colombia	1,890	1,762
Other Asia	2,708	2,388
Other	1,761	2,290
	$75,731	$62,752
The company’s consolidated assets by location are as follows:

AS AT DEC. 31 (MILLIONS)	2021	2020
U.S.	$172,952	$159,684
Canada	52,989	36,403
U.K.	36,740	31,598
Brazil	22,052	20,675
Europe	32,065	22,267
Australia	20,767	22,000
India	20,935	21,438
Colombia	11,065	10,919
Other Asia	12,866	9,343
Other	8,572	9,369
	$391,003	$343,696
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4.    SUBSIDIARIES
The following table presents the details of the company’s subsidiaries with significant non-controlling interests:

	Jurisdiction of Formation	Ownership Interest Held by Non-Controlling Interests[1,2]
AS AT DEC. 31		2021	2020
Brookfield Renewable Partners L.P. (“BEP”)[3]	Bermuda	51.7%	49.3%
Brookfield Infrastructure Partners L.P. (“BIP”)[4]	Bermuda	72.8%	71.5%
Brookfield Business Partners L.P. (“BBU”)	Bermuda	35.6%	36.5%
Brookfield Property Group (“BPG”)[5]	Bermuda	—%	38.3%
1.Control and associated voting rights of the limited partnerships (BEP, BIP and BBU) reside with their respective general partners which are wholly owned subsidiaries of the company. The company’s general partner interest is entitled to earn base management fees and incentive payments in the form of incentive distribution rights or performance fees.
2.The company’s ownership interest in BEP, BIP, BBU and BPG includes a combination of redemption-exchange units (REUs), Class A limited partnership units, special limited partnership units, general partnership units and units or shares that are exchangeable for units in our listed partnerships, in each subsidiary, where applicable. Each of BEP, BIP, BBU and BPG’s partnership capital includes its Class A limited partnership units whereas REUs and general partnership units are considered non-controlling interests for the respective partnerships. REUs share the same economic attributes in all respects except for the redemption right attached thereto. The REUs and general partnership units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.
3.Ownership interest held by non-controlling interests represents the combined units not held in BEP and Brookfield Renewable Corporation (“BEPC”).
4.Ownership interest held by non-controlling interests represents the combined units not held in BIP and Brookfield Infrastructure Corporation (“BIPC”).
5.BPG includes Brookfield Property Partners L.P. and Brookfield’s wholly owned real estate directly held entities. The ownership interest held by non-controlling interests as at December 31, 2020 represents the ownership interest of non-controlling interests in BPY as of that date.
The table below presents the exchanges on which the company’s subsidiaries with significant non-controlling interests were publicly listed as of December 31, 2021:

	TSX	NYSE
BEP	BEP.UN	BEP
BIP	BIP.UN	BIP
BBU	BBU.UN	BBU

The following table outlines the composition of accumulated non-controlling interests presented within the company’s consolidated financial statements:

AS AT DEC. 31 (MILLIONS)	2021	2020
BEP	$19,355	$17,194
BIP	23,695	19,753
BBU	10,197	9,162
BPG[1]	28,064	33,345
Individually immaterial subsidiaries with non-controlling interests	7,075	7,350
	$88,386	$86,804
1.This balance represents non-controlling interests within the consolidated funds of BPG.

178    BROOKFIELD ASSET MANAGEMENT

All publicly listed entities are subject to independent governance. Accordingly, the company has no direct access to the assets of these subsidiaries. Summarized financial information with respect to the company’s subsidiaries with significant non-controlling interests is set out below. The summarized financial information represents amounts before intra-group eliminations:

	BEP		BIP		BBU		BPG
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020	2021	2020	2021	2020	2021	2020
Current assets	$2,861	$1,742	$4,896	$3,711	$15,418	$14,493	$23,487	$12,270
Non-current assets	53,006	47,980	69,065	57,620	48,801	40,253	140,510	132,178
Current liabilities	(3,222)	(2,761)	(8,661)	(5,524)	(13,912)	(12,133)	(34,158)	(27,949)
Non-current liabilities	(28,649)	(25,194)	(38,909)	(34,134)	(37,307)	(31,276)	(69,771)	(63,823)
Non-controlling interests	(19,355)	(17,194)	(23,695)	(19,753)	(10,197)	(9,162)	(28,064)	(33,345)
Equity attributable to Brookfield	$4,641	$4,573	$2,696	$1,920	$2,803	$2,175	$32,004	$19,331

Revenues	$4,096	$3,810	$11,537	$8,885	$46,587	$37,635	$9,955	$8,883
Net income (loss) attributable to:
Non-controlling interests	$151	$162	$2,489	$863	$1,846	$686	$3,831	$(336)
Shareholders	(217)	(207)	230	41	307	(106)	1,616	(1,321)
	$(66)	$(45)	$2,719	$904	$2,153	$580	$5,447	$(1,657)
Other comprehensive income (loss) attributable to:
Non-controlling interests	$1,835	$1,621	$197	$(82)	$218	$25	$857	$464
Shareholders	931	653	63	20	65	47	442	401
	$2,766	$2,274	$260	$(62)	$283	$72	$1,299	$865
The summarized cash flows of the company’s subsidiaries with material non-controlling interests are as follows:

	BEP		BIP		BBU		BPG
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020	2021	2020	2021	2020	2021	2020
Cash flows from (used in):
Operating activities	$734	$1,296	$2,772	$2,530	$1,693	$4,205	$3,924	$(439)
Financing activities	2,143	(792)	(995)	2,126	7,063	(1,077)	7,790	4,330
Investing activities	(2,504)	(426)	(1,173)	(4,609)	(8,926)	(2,334)	(10,210)	(3,401)
Distributions paid to non-controlling interests in common equity	$456	$323	$715	$642	$13	$13	$120	$528
2021 ANNUAL REPORT    179

5.    ACQUISITIONS OF CONSOLIDATED ENTITIES
a)    Completed During 2021
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the year ended December 31, 2021. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis:

(MILLIONS)	Private Equity	Infrastructure	Real Estate	Renewable Power and Transition and Other	Total
Cash and cash equivalents	$288	$217	$78	$3	$586
Accounts receivable and other	826	455	104	100	1,485
Inventory	690	23	2	6	721
Equity accounted investments	20	—	7	45	72
Investment properties	—	—	988	—	988
Property, plant and equipment	2,518	10,179	2,172	2,366	17,235
Intangible assets	4,535	3,734	67	—	8,336
Goodwill	3,960	2,400	113	118	6,591
Deferred income tax assets	6	9	—	—	15
Total assets	12,843	17,017	3,531	2,638	36,029
Less:
Accounts payable and other	(1,811)	(3,271)	(131)	(188)	(5,401)
Non-recourse borrowings	(132)	(6,698)	(1,452)	(975)	(9,257)
Deferred income tax liabilities	(1,215)	(1,430)	(113)	—	(2,758)
Non-controlling interests[1]	(22)	(156)	(3)	(2)	(183)
	(3,180)	(11,555)	(1,699)	(1,165)	(17,599)
Net assets acquired	$9,663	$5,462	$1,832	$1,473	$18,430

Consideration[2]	$9,663	$5,462	$1,832	$1,473	$18,430
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
Brookfield recorded $2.8 billion of revenue and $3 million of net income in 2021 from the acquired operations as a result of the acquisitions made during the year. If the acquisitions had occurred at the beginning of the year, they would have contributed $8.6 billion and $351 million to total revenues and net income, respectively.
180    BROOKFIELD ASSET MANAGEMENT

The following table summarizes the balance sheet impact as a result of significant business combinations that occurred in 2021. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis.

	Private Equity			Infrastructure	Real Estate	Renewable Power and Transition
(MILLIONS)	Modulaire	DexKo	Aldo	IPL	Life Sciences Assets	U.S. Wind	U.S. Distributed Generation
Cash and cash equivalents	$100	$106	$59	$121	$6	$1	$1
Accounts receivable and other	418	278	31	420	1	71	28
Inventory	104	436	48	20	—	6	—
Equity accounted investments	—	19	—	—	—	—	—
Investment properties	—	—	—	—	988	—	—
Property, plant and equipment	1,963	462	5	9,865	—	1,643	723
Intangible assets	1,941	2,212	295	2,569	2	—	—
Goodwill	1,667	1,408	421	2,096	36	—	117
Deferred income tax assets	—	6	—	—	—	—	—
Total assets	6,193	4,927	859	15,091	1,033	1,721	869
Less:
Accounts payable and other	(817)	(637)	(136)	(3,012)	(7)	(142)	(45)
Non-recourse borrowings	(27)	(2)	—	(6,185)	—	(835)	(140)
Deferred income tax liabilities	(590)	(504)	(100)	(1,229)	(36)	—	—
Non-controlling interests[1]	—	(10)	—	—	—	—	—
	(1,434)	(1,153)	(236)	(10,426)	(43)	(977)	(185)
Net assets acquired	$4,759	$3,774	$623	$4,665	$990	$744	$684

Consideration[2]	$4,759	$3,774	$623	$4,665	$990	$744	$684
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
Private Equity
On August 31, 2021, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in Aldo Componentes Eletrônicos LTDA (“Aldo”), a leading distributor of solar power solutions for the distributed generation market in Brazil. The total consideration paid for the business was $623 million, comprising of $295 million of cash consideration and $328 million of contingent consideration payable to the former shareholder if certain performance targets are met. Goodwill of $421 million was recognized, which is not deductible for income tax purposes. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $553 million and $68 million, respectively.
On October 4, 2021, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in DexKo Global Inc. (“DexKo”), a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. The total consideration paid for the business was $3.8 billion, comprising of $1.1 billion of cash, $2.6 billion of debt raised for the acquisition and $30 million of contingent consideration. Goodwill of $1.4 billion was recognized, which is not deductible for income tax purposes. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $2.5 billion and $139 million, respectively.
On December 15, 2021, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in Modulaire Investments 2 S.à.r.l. (“Modulaire”), a provider of modular building leasing services in Europe and Asia-Pacific. The total consideration paid for the business was $4.8 billion, comprising of $1.6 billion of cash and $3.2 billion of debt raised for the acquisition. Goodwill of $1.7 billion was recognized, which is not deductible for income tax purposes. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $1.7 billion and $135 million, respectively.
2021 ANNUAL REPORT    181

Infrastructure
During 2021, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in Inter Pipeline Ltd. (“IPL”). The transaction was accounted for as a business combination as of the initial acquisition on August 20, 2021. The total consideration paid for the business was $4.7 billion, comprising of $1.9 billion of cash, $0.2 billion of BIPC exchangeable LP units, $1.1 billion of BIPC exchangeable shares, $0.9 billion of debt raised on closing, and an existing 10% interest valued at $0.6 billion on the initial acquisition date. Goodwill of $2.1 billion was recognized, which is not deductible for income tax purposes. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $2.5 billion and $274 million, respectively.
Real Estate
On June 16, 2021, a subsidiary of the company, alongside institutional partners, acquired a portfolio of life sciences assets in the U.K., through our BSREP III fund. The total consideration paid for the portfolio was $990 million, comprising of $352 million of cash with the remainder funded through non-recourse borrowings raised concurrently on closing. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $34 million and $86 million, respectively.
Renewable Power and Transition
On March 24, 2021, a subsidiary of the company, alongside institutional partners, completed the acquisition of 100% of a portfolio of three wind generation facilities and development projects located in the U.S. The total consideration paid for the portfolio was $744 million. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $183 million and $12 million, respectively.
On March 31, 2021, a subsidiary of the company, alongside institutional partners, completed the acquisition of 100% of a distributed generation business in the U.S. The total consideration paid for the business was $684 million. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $79 million and $6 million, respectively.

182    BROOKFIELD ASSET MANAGEMENT

b)    Completed During 2020
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the year ended December 31, 2020. No material changes were made to those allocations disclosed in the 2020 consolidated financial statements:

(MILLIONS)	Private Equity	Infrastructure	Real Estate, Renewable Power and Transition and Other	Total
Cash and cash equivalents	$105	$—	$38	$143
Accounts receivable and other	1,441	408	76	1,925
Inventory	12	—	55	67
Property, plant and equipment	84	7,334	661	8,079
Intangible assets	27	532	66	625
Goodwill	63	27	55	145
Deferred income tax assets	31	—	15	46
Total assets	1,763	8,301	966	11,030
Less:
Accounts payable and other	(55)	(2,518)	(227)	(2,800)
Non-recourse borrowings	(1,016)	(2,356)	(470)	(3,842)
Deferred income tax liabilities	—	(22)	(12)	(34)
Non-controlling interests[1]	(227)	—	(47)	(274)
	(1,298)	(4,896)	(756)	(6,950)
Net assets acquired	$465	$3,405	$210	$4,080

Consideration[2]	$465	$3,405	$210	$4,080
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
Brookfield recorded $621 million of revenue and $10 million of net income in 2020 from the acquired operations as a result of the acquisitions made in 2020. If the acquisitions had occurred at the beginning of 2020, they would have contributed $1.6 billion and $25 million to total revenue and net losses, respectively.
2021 ANNUAL REPORT    183

The following table summarizes the balance sheet impact as a result of significant business combinations that occurred in 2020. No material changes were made to those allocations disclosed in the 2020 consolidated financial statements.

	Private Equity	Infrastructure
(MILLIONS)	IndoStar	Summit DigiTel
Cash and cash equivalents	$78	$—
Accounts receivable and other	1,391	408
Property, plant and equipment	9	7,334
Intangible assets	20	532
Goodwill	21	27
Deferred income tax assets	28	—
Total assets	1,547	8,301
Less:
Accounts payable and other	(30)	(2,518)
Non-recourse borrowings	(1,003)	(2,356)
Deferred income tax liabilities	—	(22)
Non-controlling interests[1]	(219)	—
	(1,252)	(4,896)
Net assets acquired	$295	$3,405

Consideration[2]	$295	$3,405
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
Private Equity
During 2020, a subsidiary of the company, together with institutional partners, acquired a 57% ownership interest in IndoStar, an Indian financing company focused on commercial vehicle lending and affordable home finance. The transaction was accounted for as a business combination achieved in stages on May 27, July 8 and 9, 2020. The subsidiary’s previously held investment in IndoStar was remeasured to fair value prior to the acquisition of additional interests. The fair value approximated carrying value and no cumulative gain or loss arising from changes in the fair value of the investment was recognized. Total consideration of $295 million was comprised of an existing equity interest of $276 million and $19 million of cash on hand. Total revenues and net loss that would have been recorded during 2020 if the transaction had occurred at the beginning of 2020 are $175 million and $37 million, respectively.
Infrastructure
On August 31, 2020, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in an Indian telecom tower operation for a total of approximately $3.4 billion. Consideration paid was funded fully by cash on hand. Goodwill in the amount of $27 million was recognized, which is not deductible for income tax purposes. Total revenues and net income that would have been recorded during 2020 if the transaction had occurred at the beginning of 2020 are $1.1 billion and $9 million, respectively.
184    BROOKFIELD ASSET MANAGEMENT

6.    FAIR VALUE OF FINANCIAL INSTRUMENTS
a)    Financial Instruments Classification
The following tables list the company’s financial instruments by their respective classification as at December 31, 2021 and 2020:

AS AT DEC. 31, 2021 (MILLIONS)	Fair Value Through Profit or Loss	Fair Value Through OCI	Amortized Cost	Total
Financial assets[1]
Cash and cash equivalents	$—	$—	$12,694	$12,694
Other financial assets
Government bonds	—	2,020	—	2,020
Corporate bonds	514	2,004	3	2,521
Fixed income securities and other	1,484	1,637	120	3,241
Common shares and warrants	3,492	2,435	—	5,927
Loans and notes receivable	5	—	2,832	2,837
	5,495	8,096	2,955	16,546
Accounts receivable and other[2]	2,345	—	12,973	15,318
	$7,840	$8,096	$28,622	$44,558
Financial liabilities
Corporate borrowings	$—	$—	$10,875	$10,875
Non-recourse borrowings of managed entities
Property-specific borrowings	—	—	152,008	152,008
Subsidiary borrowings	—	—	13,049	13,049
	—	—	165,057	165,057
Accounts payable and other[2]	5,490	—	38,014	43,504
Subsidiary equity obligations	1,538	—	2,770	4,308
	$7,028	$—	$216,716	$223,744
1.Financial assets include $10.1 billion of assets pledged as collateral.
2.Includes derivative instruments which are elected for hedge accounting, totaling $1.1 billion included in accounts receivable and other and $1.5 billion included in accounts payable and other, for which changes in fair value are recorded in other comprehensive income.
2021 ANNUAL REPORT    185

AS AT DEC. 31, 2020 (MILLIONS)	Fair Value Through Profit or Loss	Fair Value Through OCI	Amortized Cost	Total
Financial assets[1]
Cash and cash equivalents	$—	$—	$9,933	$9,933
Other financial assets
Government bonds	356	2,295	—	2,651
Corporate bonds	1,094	2,148	357	3,599
Fixed income securities and other	1,079	1,191	—	2,270
Common shares and warrants	3,287	3,227	—	6,514
Loans and notes receivable[2]	110	—	2,586	2,696
	5,926	8,861	2,943	17,730
Accounts receivable and other[3]	1,766	—	11,906	13,672
	$7,692	$8,861	$24,782	$41,335
Financial liabilities
Corporate borrowings	$—	$—	$9,077	$9,077
Non-recourse borrowings of managed entities
Property-specific borrowings	—	—	128,556	128,556
Subsidiary borrowings	—	—	10,768	10,768
	—	—	139,324	139,324
Accounts payable and other[3]	5,889	—	35,228	41,117
Subsidiary equity obligations	1,457	—	2,242	3,699
	$7,346	$—	$185,871	$193,217
1.Financial assets include $9.7 billion of assets pledged as collateral.
2.Includes a shareholder loan of $500 million receivable from our U.S. gas pipeline.
3.Includes derivative instruments which are elected for hedge accounting, totaling $888 million included in accounts receivable and other and $2.4 billion included in accounts payable and other, for which changes in fair value are recorded in other comprehensive income.
Gains or losses arising from changes in fair value through profit or loss (“FVTPL”) financial assets are presented in the Consolidated Statements of Operations in the period in which they arise. Dividends from FVTPL and fair value through other comprehensive income (“FVTOCI”) financial assets are recognized in the Consolidated Statements of Operations when the company’s right to receive payment is established. Interest on FVTOCI financial assets is calculated using the effective interest method and reported in the Consolidated Statements of Operations.
FVTOCI debt and equity securities are recorded on the balance sheet at fair value with changes in FVTOCI. As at December 31, 2021, the unrealized gains and losses relating to the fair value of FVTOCI securities amounted to $996 million (2020 – $916 million) and $213 million (2020 – $322 million), respectively.
During the year ended December 31, 2021, net deferred income of $1 million (2020 – losses of $7 million) previously recognized in accumulated other comprehensive income were reclassified to net income as a result of the disposition or impairment of certain of our FVTOCI financial assets that are not equity instruments.
Included in cash and cash equivalents is cash of $10.8 billion (2020 – $8.2 billion) and short-term deposits of $1.9 billion (2020 – $1.8 billion) as at December 31, 2021.

186    BROOKFIELD ASSET MANAGEMENT

b)    Carrying and Fair Value
The following table lists the company’s financial instruments by their respective classification as at December 31, 2021 and 2020:

	2021		2020
AS AT DEC. 31 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$12,694	$12,694	$9,933	$9,933
Other financial assets
Government bonds	2,020	2,020	2,651	2,651
Corporate bonds	2,521	2,521	3,599	3,599
Fixed income securities and other	3,241	3,241	2,270	2,270
Common shares and warrants	5,927	5,927	6,514	6,514
Loans and notes receivable	2,837	2,837	2,696	2,696
	16,546	16,546	17,730	17,730
Accounts receivable and other	15,318	15,318	13,672	13,672
	$44,558	$44,558	$41,335	$41,335
Financial liabilities
Corporate borrowings	$10,875	$11,993	$9,077	$10,540
Non-recourse borrowings of managed entities
Property-specific borrowings	152,008	153,844	128,556	131,099
Subsidiary borrowings	13,049	13,415	10,768	11,085
	165,057	167,259	139,324	142,184
Accounts payable and other	43,504	43,504	41,117	41,117
Subsidiary equity obligations	4,308	4,308	3,699	3,699
	$223,744	$227,064	$193,217	$197,540
The current and non-current balances of other financial assets are as follows:

AS AT DEC. 31 (MILLIONS)	2021	2020
Current	$6,963	$5,483
Non-current	9,583	12,247
Total	$16,546	$17,730

2021 ANNUAL REPORT    187

c)    Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2021			2020
AS AT DEC. 31 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$48	$1,972	$—	$7	$2,644	$—
Corporate bonds	85	2,050	383	192	2,764	286
Fixed income securities and other	762	1,908	451	867	912	491
Common shares and warrants	4,063	548	1,316	4,548	577	1,389
Loans and notes receivables	—	—	5	—	42	68
	4,958	6,478	2,155	5,614	6,939	2,234
Accounts receivable and other	3	2,265	77	50	1,581	135
	$4,961	$8,743	$2,232	$5,664	$8,520	$2,369
Financial liabilities
Accounts payable and other	$29	$4,150	$1,311	$75	$5,090	$724
Subsidiary equity obligations	—	135	1,403	—	77	1,380
	$29	$4,285	$2,714	$75	$5,167	$2,104
During the year ended December 31, 2021 and 2020, there were no transfers between Level 1, 2 or 3.
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Dec. 31, 2021	Valuation Techniques and Key Inputs
Other financial assets	$6,478	Valuation models based on observable market data
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	2,265 / (4,150)	Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

		Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data
Redeemable fund units (subsidiary equity obligations)	(135)	Aggregated market prices of underlying investments
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.
188    BROOKFIELD ASSET MANAGEMENT

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Dec. 31, 2021	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Corporate bonds	$383	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Fixed income securities and other	451	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares and warrants	1,316	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	77 / (1,311)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Limited-life funds (subsidiary equity obligations)	(1,403)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the years ended December 31, 2021 and 2020:

	2021		2020
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of year	$2,369	$2,104	$1,780	$2,542
Fair value changes in net income	160	96	(92)	(111)
Fair value changes in other comprehensive income[1]	(8)	94	15	4
Disposals, net of additions	(289)	420	666	(331)
Balance, end of year	$2,232	$2,714	$2,369	$2,104
1.Includes foreign currency translation.

2021 ANNUAL REPORT    189

The following table categorizes liabilities measured at amortized cost, but for which fair values are disclosed based upon the fair value hierarchy levels:

	2021			2020
AS AT DEC. 31 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Corporate borrowings	$11,906	$87	$—	$10,443	$97	$—
Property-specific borrowings	12,163	65,234	76,447	3,406	57,927	69,766
Subsidiary borrowings	6,831	—	6,584	7,825	3	3,257
Subsidiary equity obligations	—	544	2,226	—	73	2,169
Fair values of Level 2 and Level 3 liabilities measured at amortized cost but for which fair values are disclosed are determined using valuation techniques such as adjusted public pricing and discounted cash flows.
d)    Hedging Activities
The company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. Derivative financial instruments are recorded at fair value. For certain derivatives which are used to manage exposures, the company determines whether hedge accounting can be applied. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be highly effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and liabilities, respectively.
i.    Cash Flow Hedges
The company uses the following cash flow hedges: energy derivative contracts to hedge the sale of power; interest rate swaps to hedge the variability in cash flows or future cash flows related to a variable rate asset or liability; and equity derivatives to hedge long-term compensation arrangements. For the year ended December 31, 2021, pre-tax net unrealized gains of $582 million (2020 – net unrealized losses of $479 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2021, there was an unrealized derivative liability balance of $232 million relating to derivative contracts designated as cash flow hedges (2020 – liability of $689 million).
ii.    Net Investment Hedges
The company uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2021, unrealized pre-tax net gains of $407 million (2020 – losses of $182 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2021, there was an unrealized derivative liability balance of $163 million relating to derivative contracts designated as net investment hedges (2020 – liability of $868 million).
e)    Netting of Financial Instruments
Financial assets and liabilities are offset with the net amount reported in the Consolidated Balance Sheets, where the company currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

190    BROOKFIELD ASSET MANAGEMENT

The company enters into derivative transactions under International Swaps and Derivatives Association (“ISDA”) master netting agreements. In general, under such agreements the amounts owed by each counterparty on a single day are aggregated into a single net amount that is payable by one party to the other. The agreements provide the company with the legal and enforceable right to offset these amounts and accordingly the following balances are presented net in the consolidated financial statements:

	Accounts Receivable and Other		Accounts Payable and Other
AS AT DEC. 31 (MILLIONS)	2021	2020	2021	2020
Gross amounts of financial instruments before netting	$4,814	$2,195	$5,037	$4,379
Gross amounts of financial instruments set-off in the Consolidated Balance Sheets	(2,469)	(429)	(2,452)	(351)
Net amount of financial instruments in the Consolidated Balance Sheets	$2,345	$1,766	$2,585	$4,028

7.     ACCOUNTS RECEIVABLE AND OTHER

AS AT DEC. 31 (MILLIONS)	Note	2021	2020
Accounts receivable	(a)	$11,332	$10,113
Prepaid expenses and other assets	(a)	8,162	6,335
Restricted cash	(b)	2,266	2,395
Sustainable resources	(c)	—	85
Total		$21,760	$18,928
The current and non-current balances of accounts receivable and other are as follows:

AS AT DEC. 31 (MILLIONS)	2021	2020
Current	$16,098	$14,187
Non-current	5,662	4,741
Total	$21,760	$18,928
a)    Accounts Receivable and Other Assets
Accounts receivable includes contract assets of $651 million (2020 – $632 million). Contract assets primarily relate to work-in-progress on our long-term construction services contracts for which customers have not yet been billed.
b)    Restricted Cash
Restricted cash primarily relates to the financing arrangements including defeasement of debt obligations, debt service accounts and deposits held by the company’s insurance operations across our segments.
c)    Sustainable Resources
The following table presents the change in the balance of timber and other agricultural assets:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Balance, beginning of year	$85	$109
Additions	28	75
Dispositions	(63)	—
Fair value adjustments	(5)	2
Decrease due to harvest	(41)	(61)
Foreign currency changes	(4)	(40)
Balance, end of year	$—	$85
Dispositions of $63 million in 2021 mainly relate to the sale of our agricultural asset portfolio.
2021 ANNUAL REPORT    191

The carrying values are based on external appraisals completed annually as at December 31. The appraisals utilize a combination of the discounted cash flow and sales comparison approaches to arrive at the estimated value. The significant unobservable inputs (Level 3) included in the discounted cash flow models used when determining the fair value of standing timber and agricultural assets include:

Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis	•Future cash flows	•Increases (decreases) in future cash flows increase (decrease) fair value	•Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	•Timber / agricultural prices	•Increases (decreases) in price increase (decrease) fair value	•Increases (decreases) in price tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from price
	•Discount rate /terminal capitalization rate	•Increases (decreases) in discount rate or terminal capitalization rate decrease (increase) fair value	•Decreases (increases) in discount rates or terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from rates
	•Exit Date	•Increases (decreases) in exit date decrease (increase) fair value	•Increases (decreases) in the exit date tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
As at December 31, 2021, there are no sustainable resources in our accounts receivable and other balance. Key valuation assumptions in the prior year included a weighted-average discount and terminal capitalization rate of 4.6% and terminal valuation dates of up to 18 years. Timber and agricultural asset prices were based on a combination of forward prices available in the market and price forecasts.
192    BROOKFIELD ASSET MANAGEMENT

8.     INVENTORY
The following table presents the components of inventory:

AS AT DEC. 31 (MILLIONS)	2021	2020
Residential properties under development	$2,135	$2,816
Land held for development	1,802	2,015
Completed residential properties	1,869	743
Industrial products	3,113	2,611
Other[1]	2,496	2,175
Total	$11,415	$10,360
1.Other includes fuel inventory of $731 million (2020 – $651 million) and office developments of $213 million (2020 – $581 million).
The current and non-current balances of inventory are as follows:

AS AT DEC. 31 (MILLIONS)	2021	2020
Current	$8,557	$6,337
Non-current	2,858	4,023
Total	$11,415	$10,360

During the year ended December 31, 2021, the company recognized $35.7 billion of inventory relating to cost of goods sold (2020 – $24.6 billion) and a $96 million expense for impaired inventory (2020 – $107 million). The carrying amount of inventory pledged as collateral at December 31, 2021 was $6.8 billion (2020 – $6.0 billion).
2021 ANNUAL REPORT    193

9.    HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale as at December 31, 2021 and 2020:

AS AT DEC. 31 (MILLIONS)	Real Estate	Infrastructure	Renewable Power and Transition and Other	2021 Total	2020 Total
Assets
Cash and cash equivalents	$204	$—	$9	$213	$6
Accounts receivable and other	295	—	3	298	67
Equity accounted investments	130	146	—	276	1,533
Investment properties	9,053	—	—	9,053	4,224
Property, plant and equipment	1,820	—	54	1,874	82
Goodwill	220	—	—	220	—
Other long-term assets	—	—	—	—	5
Deferred income tax assets	24	—	—	24	—
Assets classified as held for sale	$11,746	$146	$66	$11,958	$5,917
Liabilities
Accounts payable and other	$136	$—	$3	$139	$118
Non-recourse borrowings of managed entities	3,006	—	3	3,009	2,234
Deferred income tax liabilities	—	—	—	—	7
Liabilities associated with assets classified as held for sale	$3,142	$—	$6	$3,148	$2,359
As at December 31, 2021, assets held for sale within our Real Estate segment include a triple net lease portfolio, a hospitality portfolio, ten malls, an office asset, a multifamily asset and a hotel in the U.S., as well as a mixed-use asset in South Korea and an office asset in Brazil.
For the year ended December 31, 2021, we disposed of $13.9 billion and $6.3 billion of assets and liabilities, respectively. The majority of disposals relate to the sale of a portfolio of investment properties within our Real Estate segment, our North American district energy operations and our Chilean toll road operation within our Infrastructure segment, our U.S. wind portfolio within our Renewable Power and Transition segment, and the derecognition of Norbord within our Private Equity segment.
194    BROOKFIELD ASSET MANAGEMENT

10.    EQUITY ACCOUNTED INVESTMENTS
The following table presents the ownership interests and carrying values of the company’s investments in associates and joint ventures, all of which are accounted for using the equity method:

	Ownership Interest[1]		Carrying Value
AS AT DEC. 31 (MILLIONS)	2021	2020	2021	2020
Oaktree	62%	62%	$5,596	$5,317

Real estate
Associates
LP investments and other	13 – 31%	16 – 50%	251	136
Joint ventures
Core	15 – 56%	15 – 56%	9,819	8,866
Transitional and Development	22 – 68%	22 – 68%	9,946	9,684
LP investments and other	8 – 91%	9 – 84%	4,813	2,338
			24,829	21,024
Infrastructure
Associates
Utilities	11 – 50%	11 – 50%	946	1,010
Transport	21 – 58%	21 – 58%	4,724	5,114
Data	45 – 50%	45 – 50%	3,076	3,209
Other	22 – 50%	22 – 50%	106	130
Joint ventures
Midstream	50%	50%	653	841
Other	50%	50%	64	226
			9,569	10,530
Private equity
Associates
Industrial operations	24 – 54%	24 – 54%	787	834
Other	14 – 70%	14 – 70%	2,158	1,789
			2,945	2,623

Renewable power and transition and other
Renewable power and transition associates	3 – 65%	12 – 60%	1,801	1,444
Other equity accounted investments[2]	22 – 70%	14 – 77%	1,360	389
			3,161	1,833

Total			$46,100	$41,327
1.Joint ventures or associates in which the ownership interest is greater than 50% represent investments for which control is either shared or does not exist resulting in the investment being equity accounted.
2.Carrying value of joint ventures in other equity accounted investments is $404 million (2020 – $346 million).

2021 ANNUAL REPORT    195

The following table presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Oaktree	Real Estate	Infrastructure	Private Equity	Renewable Power and Other	2021 Total	2020 Total
Balance, beginning of year	$5,317	$21,024	$10,530	$2,623	$1,833	$41,327	$40,698
Additions, net of disposals[1]	195	2,660	(594)	517	1,235	4,013	2,568
Acquisitions through business combinations	—	7	—	20	45	72	—
Share of comprehensive income (loss)	665	1,737	685	(12)	312	3,387	(125)
Distributions received	(581)	(194)	(598)	(169)	(216)	(1,758)	(1,268)
Return of capital	—	(271)	—	(2)	—	(273)	(115)
Foreign currency translation and other	—	(134)	(454)	(32)	(48)	(668)	(431)
Balance, end of year	$5,596	$24,829	$9,569	$2,945	$3,161	$46,100	$41,327
1.Includes assets sold and amounts reclassified to held for sale.
Additions, net of disposals, of $4.0 billion during the year primarily relate to the equity accounted investment in our German office portfolio in our Real Estate segment and the equity accounted investment in Brookfield Asset Management Reinsurance Partners Ltd. (“BAMR”) as part of the spin-out. These items were partially offset by the sale of an equity accounted investment at our advanced energy storage operations within our Private Equity segment and the partial sale of a stake in our U.S. gas pipeline within our Infrastructure segment. The deconsolidation and recognition of our graphite electrode operations as an equity accounted investment within our Private Equity segment also contributed to additions for our equity accounted investments balance.
196    BROOKFIELD ASSET MANAGEMENT

The following table presents current and non-current assets, as well as current and non-current liabilities of the company’s investments in associates and joint ventures:

	2021				2020
AS AT DEC. 31 (MILLIONS)	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities
Oaktree	$2,136	$20,351	$1,936	$9,229	$2,253	$17,056	$2,146	$7,487

Real estate
Associates
LP investments and other	17	1,070	19	757	21	1,207	42	958
Joint ventures
Core	1,985	39,322	2,272	17,787	2,496	36,668	3,485	17,107
Transitional and Development	1,170	33,679	749	13,734	1,230	33,082	673	13,721
LP investments and other	1,854	19,622	1,214	9,164	1,279	12,288	903	7,290

Infrastructure
Associates
Utilities	359	5,723	444	3,738	646	6,142	487	4,238
Transport	1,325	24,322	2,160	12,981	1,223	25,078	1,929	9,538
Data	1,054	13,394	1,727	6,284	841	13,308	1,263	6,081
Other	30	321	20	84	34	356	32	143
Joint ventures
Midstream	197	6,097	215	4,003	161	6,157	230	3,945
Other	32	115	12	63	43	685	30	299

Private equity
Associates
Industrial operations	1,421	1,169	640	330	1,096	736	505	222
Other	1,946	9,162	1,206	7,217	2,077	9,303	1,357	6,697

Renewable power and transition and other
Renewable power and transition associates	2,763	12,675	2,546	6,811	1,355	7,492	635	3,307
Other equity accounted investments	2,631	10,840	1,773	8,825	210	790	67	178
	$18,920	$197,862	$16,933	$101,007	$14,965	$170,348	$13,784	$81,211
Certain of the company’s investments in associates are subject to restrictions on the extent to which they can remit funds to the company in the form of cash dividends or repay loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.
2021 ANNUAL REPORT    197

The following table presents total revenues, net income and other comprehensive income (“OCI”) of the company’s investments in associates and joint ventures:

	2021			2020
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Revenue	Net Income	OCI	Revenue	Net Income	OCI
Oaktree	$2,308	$1,355	$7	$1,104	$158	$(2)

Real estate
Associates
LP investments and other	84	(133)	949	99	(145)	(941)
Joint ventures
Core	1,917	1,404	100	1,866	311	(113)
Transitional and Development	1,844	919	—	1,944	(1,471)	—
LP investments and other	1,114	457	321	945	(376)	5

Infrastructure
Associates
Utilities	1,336	521	28	1,715	364	(205)
Transport	11,685	1,570	(433)	4,054	169	(1,451)
Data	2,460	70	73	2,245	293	374
Other	50	(66)	56	41	(23)	(245)
Joint ventures
Midstream	783	137	—	736	244	—
Other	123	4	(2)	107	2	33

Private equity
Associates
West Fraser	—	—	—	2,407	386	12
Industrial operations	3,082	424	(4)	2,713	132	—
Other	5,215	(233)	(113)	4,332	(130)	48

Renewable power and transition and other
Renewable power and transition associates	2,891	(208)	(15)	737	219	174
Other equity accounted investments	8,102	250	(15)	192	56	(2)
	$42,994	$6,471	$952	$25,237	$189	$(2,313)
Certain of the company’s investments are publicly listed entities with active pricing in a liquid market.
198    BROOKFIELD ASSET MANAGEMENT

11.    INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Fair value, beginning of year	$96,782	$96,686
Additions	13,558	8,180
Acquisitions through business combinations	988	—
Changes in basis of accounting	599	193
Dispositions[1]	(15,017)	(9,284)
Fair value changes	5,073	(269)
Foreign currency translation and other	(1,118)	1,276
Fair value, end of year[2]	$100,865	$96,782
1.Includes amounts reclassified to held for sale.
2.As at December 31, 2021, the ending balance includes $94.9 billion (2020 – $90.4 billion) of investment properties leased to third parties and $4.1 billion of ROU investment properties (December 31, 2020 – $3.3 billion).
Investment properties include the company’s office, retail, multifamily and other properties, as well as highest and best-use land within the company’s sustainable resources operations. Additions of $13.6 billion primarily relate to the purchases of investment properties within our real estate funds and enhancement of existing assets during the year.
Dispositions of $15.0 billion (2020 – 9.3 billion) included the sale of multiple triple net lease investment properties, multi-family and retail assets in the U.S. In addition, the current period includes the reclassification of certain assets held within our real estate funds to assets held for sale.
Investment properties generated $5.7 billion (2020 – $5.7 billion) in rental income and incurred $2.6 billion (2020 – $2.5 billion) in direct operating expenses. Most of our investment properties are pledged as collateral for the non-recourse borrowings at their respective properties.
The following table presents our investment properties measured at fair value:

AS AT DEC. 31 (MILLIONS)	2021	2020
Core	$19,384	$19,339
Transitional and Development	27,669	29,764
LP investments	51,620	45,857
Other investment properties	2,192	1,822
	$100,865	$96,782
2021 ANNUAL REPORT    199

Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value	•Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value	•Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
1.Certain investment properties are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to estimated current year cash flows.
The company’s investment properties are diversified by asset type, asset class, geography and market. Therefore, there may be mitigating factors in addition to those noted above, such as changes to assumptions that vary in direction and magnitude across different geographies and markets.
The following table summarizes the key valuation metrics of the company’s investment properties:

	2021			2020
AS AT DEC. 31	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Core	5.9%	4.6%	11	6.0%	4.6%	11
Transitional and Development[1]	7.3%	5.8%	10	7.2%	5.9%	10
LP investments[1]	9.1%	5.9%	13	9.4%	6.0%	14
Other investment properties[2]	8.7%	n/a	n/a	5.0 – 8.7%	n/a	n/a
1.The rates presented are for investment properties valued using the discounted cash flow method. These rates exclude multifamily, triple net lease, student housing, manufactured housing and other investment properties valued using the direct capitalization method.
2.Other investment properties include investment properties held in our Infrastructure and Residential Development segments.

200    BROOKFIELD ASSET MANAGEMENT

12.    PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

	Renewable Power and Transition (a)		Infrastructure (b)		Real Estate (c)		Private Equity and Other (d)		Total
AS AT DEC. 31 (MILLIONS)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Costs	$30,588	$28,838	$39,769	$31,212	$11,396	$9,251	$21,255	$18,770	$103,008	$88,071
Accumulated fair value changes	28,138	24,238	3,077	4,626	881	393	(1,022)	(873)	31,074	28,384
Accumulated depreciation	(8,409)	(7,870)	(4,191)	(3,671)	(1,413)	(1,212)	(4,580)	(3,693)	(18,593)	(16,446)
Total[1]	$50,317	$45,206	$38,655	$32,167	$10,864	$8,432	$15,653	$14,204	$115,489	$100,009
1.As at December 31, 2021, the total includes $5.8 billion (2020 – $3.9 billion) of property, plant and equipment leased to third parties as operating leases. Our ROU PP&E assets include $415 million (2020 – $393 million) in our Renewable Power and Transition segment, $4.0 billion (2020 – $4.1 billion) in our Infrastructure segment, $905 million (2020 – $856 million) in our Real Estate segment, and $1.7 billion (2020 – $1.3 billion) in our Private Equity and other segments, totaling $7.0 billion (2020 – $6.7 billion) of ROU assets.
For the year ended December 31, 2021, we recorded an impairment expense of $240 million (2020 – $284 million) primarily in our Private Equity segment.
Renewable Power and Transition, Infrastructure and Real Estate segments carry property, plant and equipment assets at fair value, classified as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs when determining fair value. Private Equity and other segments carry property, plant and equipment assets at amortized cost. The carrying amount that would have been recognized had our assets been accounted for under the cost model is $72.0 billion (2020 – $59.0 billion). As at December 31, 2021, $66.2 billion (2020 – $80.2 billion) of property, plant and equipment, at cost, were pledged as collateral for the property debt at their respective properties.

2021 ANNUAL REPORT    201

a)    Renewable Power and Transition
Our renewable power and transition property, plant and equipment consists of the following:

	Hydroelectric		Wind		Solar and Other		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020	2021	2020	2021	2020	2021	2020
Cost, beginning of year	$13,899	$14,074	$8,398	$8,459	$6,541	$5,287	$28,838	$27,820
Additions, net of disposals and assets reclassified as held for sale	734	425	(907)	(9)	648	284	475	700
Acquisitions through business combinations	—	—	1,643	—	723	661	2,366	661
Foreign currency translation	(762)	(600)	(101)	(52)	(228)	309	(1,091)	(343)
Cost, end of year	13,871	13,899	9,033	8,398	7,684	6,541	30,588	28,838

Accumulated fair value changes, beginning of year	19,865	16,927	2,908	2,588	1,465	950	24,238	20,465
Fair value changes	4,581	3,221	(44)	402	282	530	4,819	4,153
Dispositions and assets reclassified as held for sale	—	—	(354)	—	—	—	(354)	—
Foreign currency translation	(473)	(283)	(49)	(82)	(43)	(15)	(565)	(380)
Accumulated fair value changes, end of year	23,973	19,865	2,461	2,908	1,704	1,465	28,138	24,238

Accumulated depreciation, beginning of year	(4,731)	(4,412)	(2,293)	(1,781)	(846)	(497)	(7,870)	(6,690)
Depreciation expenses	(556)	(517)	(599)	(546)	(355)	(302)	(1,510)	(1,365)
Dispositions and assets reclassified as held for sale	22	17	792	25	1	9	815	51
Foreign currency translation	114	181	14	9	28	(56)	156	134
Accumulated depreciation, end of year	(5,151)	(4,731)	(2,086)	(2,293)	(1,172)	(846)	(8,409)	(7,870)
Balance, end of year	$32,693	$29,033	$9,408	$9,013	$8,216	$7,160	$50,317	$45,206
202    BROOKFIELD ASSET MANAGEMENT

The following table presents our renewable power and transition property, plant and equipment measured at fair value by geography:

AS AT DEC. 31 (MILLIONS)	2021	2020
North America	$32,629	$28,044
Colombia	8,497	8,150
Europe	3,935	4,912
Brazil	3,547	3,005
Other[1]	1,709	1,095
	$50,317	$45,206
1. Other refers primarily to China, India and Chile.
Renewable power and transition assets are accounted for under the revaluation model and the most recent date of revaluation was December 31, 2021. Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of renewable power and transition assets. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis	• Future cash flows – primarily impacted by future electricity price assumptions	• Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value	• Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Exit date	• Increases (decreases) in the exit date decrease (increase) fair value	• Increases (decreases) in the exit date tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
Key valuation metrics of the company’s hydroelectric, wind and solar generating facilities at the end of 2021 and 2020 are summarized below.

	North America		Brazil		Colombia		Europe
AS AT DEC. 31	2021	2020	2021	2020	2021	2020	2021	2020
Discount rate
Contracted	4.1 – 4.3%	4.1 – 4.5%	7.2%	7.3%	7.9%	8.1%	3.9%	3.0 – 3.6%
Uncontracted	5.4 – 5.6%	5.6 – 6.0%	8.5%	8.6%	9.2%	9.4%	3.9%	3.6 – 4.7%
Terminal capitalization rate[1]	4.8 – 5.1%	5.8 – 6.2%	n/a	n/a	8.0%	8.9%	n/a	n/a
Exit date	2042	2041	2048	2048	2041	2040	2036	2035
1.    Terminal capitalization rate applies only to hydroelectric assets in North America and Colombia.
Terminal values are included in the valuation of hydroelectric assets in the U.S., Canada and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset  without consideration of potential renewal value. The weighted-average remaining duration as at December 31, 2021, which includes a one-time 30-year renewal for applicable hydroelectric assets completed in the current year, is 31 years (2020 – 32 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil.
2021 ANNUAL REPORT    203

Key assumptions on contracted generation and future power pricing are summarized below:

AS AT DEC. 31, 2021	Total Generation Contracted under Power Purchase Agreements		Power Prices from Long-Term Power Purchase Agreements (weighted average)		Estimates of Future Electricity Prices (weighted average)
	1 – 10 years	11 – 20 years	1 – 10 years	11 – 20 years	1 – 10 years	11 – 20 years
North America (prices in US$/MWh)	48%	17%	82	71	77	114
Brazil (prices in R$/MWh)	83%	61%	306	358	282	345
Colombia (prices in COP$/MWh)	30%	1%	251,000	313,000	290,000	439,000
Europe (prices in €/MWh)	94%	66%	44	39	34	39
The company’s estimate of future renewable power pricing is based on management’s estimate of the cost of securing new energy from renewable sources to meet future demand between 2025 and 2035 (2020 – between 2023 and 2035), which will maintain system reliability and provide adequate levels of reserve generation.
b)    Infrastructure
Our infrastructure property, plant and equipment consists of the following:

	Utilities		Transport		Midstream		Data		Sustainable Resources and Other		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Cost, beginning of year	$9,306	$8,654	$8,698	$8,309	$4,321	$3,971	$8,593	$1,131	$294	$389	$31,212	$22,454
Additions, net of disposals and assets reclassified as held for sale	(1,788)	550	312	146	511	277	(103)	51	(294)	(16)	(1,362)	1,008
Acquisitions through business combinations	180	—	134	—	9,865	—	—	7,334	—	—	10,179	7,334
Foreign currency translation	(116)	102	(145)	243	165	73	(166)	77	2	(79)	(260)	416
Cost, end of year	7,582	9,306	8,999	8,698	14,862	4,321	8,324	8,593	2	294	39,769	31,212

Accumulated fair value changes, beginning of year	2,917	2,187	1,047	857	338	317	—	—	324	416	4,626	3,777
Disposition and assets reclassified as held for sale	(1,399)	—	—	—	—	—	—	—	(244)	—	(1,643)	—
Fair value changes	134	652	48	113	70	21	—	—	(80)	6	172	792
Foreign currency translation	(26)	78	(50)	77	—	—	—	—	(2)	(98)	(78)	57
Accumulated fair value changes, end of year	1,626	2,917	1,045	1,047	408	338	—	—	(2)	324	3,077	4,626

Accumulated depreciation, beginning of year	(1,613)	(1,172)	(1,404)	(950)	(356)	(208)	(263)	(88)	(35)	(41)	(3,671)	(2,459)
Depreciation expenses	(352)	(419)	(481)	(498)	(270)	(141)	(419)	(189)	(4)	(10)	(1,526)	(1,257)
Dispositions and assets reclassified as held for sale	682	12	161	134	20	—	45	17	38	7	946	170
Foreign currency translation	11	(34)	56	(90)	(16)	(7)	8	(3)	1	9	60	(125)
Accumulated depreciation, end of year	(1,272)	(1,613)	(1,668)	(1,404)	(622)	(356)	(629)	(263)	—	(35)	(4,191)	(3,671)
Balance, end of year	$7,936	$10,610	$8,376	$8,341	$14,648	$4,303	$7,695	$8,330	$—	$583	$38,655	$32,167
Infrastructure’s PP&E assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2021. The utilities assets consist of regulated transmission and regulated distribution networks, which are operated primarily under regulated rate base arrangements. In the transport operations, the PP&E assets consist of railroads, toll roads and ports. PP&E assets in the midstream operations are comprised of energy transmission, distribution and storage. Data PP&E include mainly telecommunications towers, fiber optic networks and data storage assets. PP&E within our sustainable resource operations include standing timber, land and roads.
204    BROOKFIELD ASSET MANAGEMENT

Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of infrastructure’s utilities, transport, midstream, data and sustainable resources assets. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis	•Future cash flows	•Increases (decreases) in future cash flows increase (decrease) fair value	•Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	•Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value	•Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	•Terminal capitalization multiple	•Increases (decreases) in terminal capitalization multiple increases (decreases) fair value	•Increases (decreases) in terminal capitalization multiple tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization multiple
	•Investment horizon	•Increases (decreases) in the investment horizon decrease (increase) fair value	•Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
Key valuation metrics of the company’s utilities, transport, midstream and sustainable resources assets at the end of 2021 and 2020 are summarized below.

	Utilities		Transport		Midstream		Sustainable Resources
AS AT DEC. 31	2021	2020	2021	2020	2021	2020	2021	2020
Discount rates	7 – 11%	7 – 14%	7 – 14%	7 – 13%	15%	15%	n/a	6%
Terminal capitalization multiples	20x	7x – 23x	9x – 15x	9x – 14x	10x	10x	n/a	6x
Investment horizon/Exit date (years)	10 – 20	10	10	10	5 – 10	5 – 10	n/a	10
2021 ANNUAL REPORT    205

c)    Real Estate

	Cost		Accumulated Fair Value Changes		Accumulated Depreciation		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020	2021	2020	2021	2020	2021	2020
Balance, beginning of year	$9,251	$9,890	$393	$1,366	$(1,212)	$(1,527)	$8,432	$9,729
Changes in basis of accounting	(38)	(1,895)	8	(681)	1	786	(29)	(1,790)
Additions/(dispositions)[1], net of assets reclassified as held for sale	203	1,023	(631)	(135)	262	27	(166)	915
Acquisitions through business combinations	2,172	—	—	—	—	—	2,172	—
Foreign currency translation	(192)	233	(2)	2	35	(41)	(159)	194
Fair value changes	—	—	1,113	(159)	—	—	1,113	(159)
Depreciation expenses	—	—	—	—	(499)	(457)	(499)	(457)
Balance, end of year	$11,396	$9,251	$881	$393	$(1,413)	$(1,212)	$10,864	$8,432
1.    For accumulated depreciation, (additions)/dispositions.
The company’s real estate PP&E assets include hospitality assets accounted for under the revaluation model, with the most recent revaluation as at December 31, 2021. The company determined fair value for these assets by using the depreciated replacement cost method. Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of real estate assets. The significant Level 3 inputs include estimates of assets’ replacement cost and remaining economic life.
d)    Private Equity and Other
Private equity and other PP&E includes assets owned by the company’s private equity and residential development businesses. These assets are accounted for under the cost model, which requires the assets to be carried at cost less accumulated depreciation and any accumulated impairment losses. The following table presents the changes to the carrying value of the company’s PP&E assets included in these businesses:

	Cost		Accumulated Impairment		Accumulated Depreciation		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020	2021	2020	2021	2020	2021	2020
Balance, beginning of year	$18,770	$17,269	$(873)	$(643)	$(3,693)	$(2,458)	$14,204	$14,168
Changes in basis of accounting	(820)	—	(3)	—	301	—	(522)	—
Additions/(dispositions)[1], net of assets reclassified as held for sale	1,124	874	97	57	277	290	1,498	1,221
Acquisitions through business combinations	2,518	84	—	—	—	—	2,518	84
Foreign currency translation	(337)	543	(3)	(3)	36	(61)	(304)	479
Depreciation expenses	—	—	—	—	(1,501)	(1,464)	(1,501)	(1,464)
Impairment charges	—	—	(240)	(284)	—	—	(240)	(284)
Balance, end of year	$21,255	$18,770	$(1,022)	$(873)	$(4,580)	$(3,693)	$15,653	$14,204
1. For accumulated depreciation, (additions)/dispositions.

206    BROOKFIELD ASSET MANAGEMENT

13.    INTANGIBLE ASSETS
The following table presents a continuity of the company’s intangible assets:

	Cost		Accumulated Amortization and Impairment		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020	2021	2020	2021	2020
Balance, beginning of year	$27,946	$30,232	$(3,288)	$(2,522)	$24,658	$27,710
Additions	251	452	—	—	251	452
Disposals[1]	(972)	(2,246)	383	307	(589)	(1,939)
Acquisitions through business combinations	8,639	703	—	7	8,639	710
Amortization	—	—	(1,477)	(1,310)	(1,477)	(1,310)
Foreign currency translation	(1,054)	(1,195)	181	230	(873)	(965)
Balance, end of year	$34,810	$27,946	$(4,201)	$(3,288)	$30,609	$24,658
1.Includes assets sold and amounts reclassified to held for sale.
Intangible assets are allocated to the following operating segments:

AS AT DEC. 31 (MILLIONS)	Note	2021	2020
Private Equity	(a)	$14,806	$11,261
Infrastructure	(b)	14,214	11,769
Real Estate	(c)	1,226	1,177
Renewable Power and Transition and other		363	451
		$30,609	$24,658
a)    Private Equity
The intangible assets in our Private Equity segment are primarily related to:
•Customer relationships of $7.5 billion (2020 – $5.1 billion), which increased from prior year primarily due to the acquisitions of a modular building leasing services operation and an engineered components manufacturer. The customer relationships acquired have a useful life of up to 23 years.
•Computer software, patents, trademarks and proprietary technology of $3.9 billion (2020 – $3.2 billion), which increased from prior year mainly due to the acquisitions completed in 2021. The proprietary technology has the potential to provide competitive advantages and product differentiation and has a useful life of 15 years.
•Water and sewage concession agreements, the majority of which are arrangements with municipal governments across Brazil, of $1.8 billion (2020 – $1.8 billion). The concession agreements provide the company the right to charge fees to users over the terms of the agreements in exchange for water treatment services, ongoing and regular maintenance work on water distribution assets and improvements to the water treatment and distribution systems. The concession agreements have expiration dates that range from 2037 to 2056, which is the basis for the company’s determination of the assets’ remaining useful life. Upon expiry of the agreements, the assets will be returned to the government.
•Brand names of $1.0 billion (2020 – $423 million), which increased from prior year mainly due to the acquisition of the aforementioned modular building leasing services operation, have an indefinite useful life.
b)    Infrastructure
The intangible assets in our Infrastructure segment are primarily related to:
•Concession arrangements of $2.6 billion (2020 – $2.9 billion) at our Brazilian regulated transmission operation that provide the right to charge a tariff over the term of the agreements. The agreements have an expiration date between 2039 and 2041 until the approval of new legislation in April 2021, which extended these finite authorizations in perpetuity. These assets are amortized on a straight-line basis over 31 years, on average.
•Customer relationships and shipping agreements of $2.5 billion (2020 – $nil) at our Canadian diversified midstream operation, relating to long-term take-or-pay and fee-for-service contractual arrangements. These agreements are with investment grade counterparties. These assets are amortized on a straight-line basis over the estimated useful life.
2021 ANNUAL REPORT    207

•Customer relationships, operating network agreements and track access rights of $1.7 billion (2020 – $1.9 billion) at our North American rail operations. These intangible assets are long-term leases and not expected to be negatively impacted in the long term.
•Concession arrangements totaling $1.6 billion (2020 – $2.6 billion) relating to our Peruvian and Indian toll roads, which provide the right to charge a tariff to users of the roads over the terms of the concessions. The decrease from 2020 is primarily due to the disposition of our Chilean toll roads. The Peruvian concessions have an expiration date of 2043, while the Indian concessions have expiration dates from 2026 to 2041. The company uses these expiration dates as a basis for determining the assets’ remaining useful lives.
•Concession arrangements of $1.4 billion (2020 – $270 million) at our Brazilian electricity transmission operation, which grants the right to construct, maintain and operate the transmission lines. Concessions are awarded for a period of 30 years.
•Contractual customer relationships, customer contracts and proprietary technology of $1.3 billion (2020 – $1.4 billion) at our North American residential energy infrastructure operations. This business generates revenue under long-term contracts with a diversified customer base across North America.
•Indefinite life intangible assets of $899 million (2020 – $876 million).
c)    Real Estate
The intangible assets in our Real Estate segment are primarily attributable to indefinite life trademarks associated with the hospitality assets, which include Center Parcs U.K. properties (“Center Parcs”). The Center Parcs trademark assets have been determined to have an indefinite useful life as the company has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business model of Center Parcs is not subject to technological obsolescence or commercial innovations in any material way.
Inputs Used to Determine Recoverable Amounts of Intangible Assets
We test finite life intangible assets for impairment when an impairment indicator is identified. Indefinite life intangible assets are tested for impairment annually. We use a discounted cash flow valuation to determine the recoverable amount and consider the following significant unobservable inputs as part of our valuation:

Valuation Technique	Significant Unobservable Input(s)	Relationship of Unobservable Input(s) to Fair Value	Mitigating Factor(s)
Discounted cash flow models	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) the recoverable amount	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in recoverable amounts from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) the recoverable amount	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from discount rates
	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) the recoverable amount	• Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from terminal capitalization rates
	• Exit date	• Increases (decreases) in the exit date decrease (increase) the recoverable amount	• Increases (decreases) in the exit date tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year

208    BROOKFIELD ASSET MANAGEMENT

14.    GOODWILL
The following table presents the balance and nature of the changes in goodwill:

	Cost		Accumulated Impairment		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020	2021	2020	2021	2020
Balance, beginning of year	$15,539	$15,412	$(825)	$(862)	$14,714	$14,550
Acquisitions through business combinations	6,591	145	—	—	6,591	145
Impairment losses	—	—	(177)	(3)	(177)	(3)
Foreign currency translation and other[1]	(914)	(18)	13	40	(901)	22
Balance, end of year	$21,216	$15,539	$(989)	$(825)	$20,227	$14,714
1.Includes adjustment to goodwill based on final purchase price allocation.
Goodwill is allocated to the following operating segments:

AS AT DEC. 31 (MILLIONS)	Note	2021	2020
Infrastructure	(a)	$8,979	$6,634
Private Equity	(b)	8,585	5,244
Real Estate	(c)	1,248	1,404
Renewable Power and Transition	(d)	966	970
Asset Management		361	368
Corporate Activities and Residential Development		88	94
Total		$20,227	$14,714

a)    Infrastructure
Goodwill in our Infrastructure segment increased from prior year primarily due to the acquisition of IPL completed in 2021.
In addition to goodwill from acquisitions completed in 2021, goodwill is attributable to our North American rail operations, North American residential energy infrastructure operation, Western Canadian natural gas gathering and processing operation, U.S. data center operation, Brazilian regulated transmission operation, Colombian natural gas distribution operation, and U.K. telecom tower operation.
The valuation assumptions used to determine the recoverable amount of goodwill has been determined using a discounted cash flow model. The key inputs are discount rates ranging from 11% – 14%, terminal capitalization multiples of 6x – 20x and cash flow periods from 6 – 20 years. The recoverable amounts for the years ended 2021 and 2020 were determined to be in excess of their carrying values.
b)    Private Equity
Goodwill in our Private Equity segment increased from prior year largely due to the acquisitions of a modular building leasing services operation and an engineered components manufacturer. These acquisitions were partially offset by the adverse impact of foreign currency translation and an impairment loss in our offshore oil services operation.
c)    Real Estate
Goodwill in our Real Estate segment is primarily attributable to Center Parcs U.K. Its recoverable amounts for the years ended 2021 and 2020 were determined to be in excess of its carrying values.
The valuation assumptions used to determine the recoverable amount for Center Parcs were a discount rate of 9.3% (2020 –  9.5%) based on a market-based-weighted-average cost of capital, and a long-term growth rate of 3.0% (2020 – 3.0%).
The valuation assumptions used to determine the recoverable amount for IFC Seoul in 2020 were a discount rate of 7.2% based on a market-based-weighted-average cost of capital and a long-term growth rate of 2.8%. IFC Seoul has been classified as an asset held for sale in 2021.
2021 ANNUAL REPORT    209

d)    Renewable Power and Transition
Goodwill in our Renewable Power and Transition segment, which is primarily attributable to a hydroelectric portfolio, arose from the inclusion of a deferred tax liability as the tax bases of the net assets acquired were lower than their fair values. The goodwill is recoverable as long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred.
Inputs used to Determine Recoverable Amounts of Goodwill
The recoverable amounts used in goodwill impairment testing are calculated using discounted cash flow models based on the following significant unobservable inputs:

Valuation Technique	Significant Unobservable Input(s)	Relationship of Unobservable Input(s) to Fair Value	Mitigating Factor(s)
Discounted cash flow models	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) the recoverable amount	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in recoverable amounts from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) the recoverable amount	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from discount rates
	• Terminal capitalization rate/multiple	• Increases (decreases) in terminal capitalization rate/multiple decrease (increase) the recoverable amount
•    Increases (decreases) in terminal capitalization rates/multiple tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from terminal capitalization rates

	• Exit date/terminal year of cash flows	• Increases (decreases) in the exit date/terminal year of cash flows decrease (increase) the recoverable amount
•    Increases (decreases) in the exit date/terminal year of cash flows tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year

210    BROOKFIELD ASSET MANAGEMENT

15.    INCOME TAXES
The major components of income tax expense for the years ended December 31, 2021 and 2020 are set out below:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Current income tax expense	$1,114	$756
Deferred income tax expense / (recovery)
Origination and reversal of temporary differences	1,044	(103)
(Recovery) / expense arising from previously unrecognized tax assets	(251)	2
Change of tax rates and new legislation	417	182
Total deferred income tax expense	1,210	81
Income tax expense	$2,324	$837
The company’s Canadian domestic statutory income tax rate has remained consistent at 26% throughout both of 2021 and 2020. The company’s effective income tax rate is different from the company’s domestic statutory income tax rate due to the following differences set out below:

FOR THE YEARS ENDED DEC. 31	2021	2020
Statutory income tax rate	26%	26%
Increase (reduction) in rate resulting from:
Change in tax rates and new legislation	3	12
International operations subject to different tax rates	(1)	52
Taxable income attributable to non-controlling interests	(10)	(31)
Portion of gains subject to different tax rates	(3)	(10)
Recognition of deferred tax assets	(2)	(10)
Non-recognition of the benefit of current year’s tax losses	2	8
Other	1	7
Effective income tax rate	16%	54%
Deferred income tax assets and liabilities as at December 31, 2021 and 2020 relate to the following:

AS AT DEC. 31 (MILLIONS)	2021	2020
Non-capital losses (Canada)	$1,339	$916
Capital losses (Canada)	53	48
Losses (U.S.)	3,561	3,338
Losses (International)	1,474	1,415
Difference in basis	(23,415)	(18,292)
Total net deferred tax liabilities	$(16,988)	$(12,575)
The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2021 is approximately $9 billion (2020 – approximately $5 billion).
The company regularly assesses the status of open tax examinations and its historical tax filing positions for the potential for adverse outcomes to determine the adequacy of the provision for income and other taxes. The company believes that it has adequately provided for any tax adjustments that are more likely than not to occur as a result of ongoing tax examinations or historical filing positions.
The dividend payment on certain preferred shares of the company results in the payment of cash taxes in Canada and the company obtaining a deduction based on the amount of these taxes.
2021 ANNUAL REPORT    211

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets:

AS AT DEC. 31 (MILLIONS)	2021	2020
One year from reporting date	$8	$4
Two years from reporting date	30	20
Three years from reporting date	15	20
After three years from reporting date	487	465
Do not expire	1,891	1,473
Total	$2,431	$1,982
The components of the income taxes in other comprehensive income for the years ended December 31, 2021 and 2020 are set out below:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Revaluation of property, plant and equipment	$1,549	$1,214
Financial contracts and power sale agreements	89	(59)
Fair value through OCI securities	83	74
Foreign currency translation	(21)	37
Revaluation of pension obligation	71	(40)
Total deferred tax in other comprehensive income	$1,771	$1,226
212    BROOKFIELD ASSET MANAGEMENT

16.    CORPORATE BORROWINGS

AS AT DEC. 31 (MILLIONS)	Maturity	Annual Rate	Currency	2021	2020
Term debt
Public – Canadian	Mar. 31, 2023	4.54%	C$	$—	$472
Public – Canadian	Mar. 8, 2024	5.04%	C$	396	393
Public – U.S.	Apr. 1 , 2024	4.00%	US$	749	749
Public – U.S.	Jan. 15, 2025	4.00%	US$	500	500
Public – Canadian	Jan. 28, 2026	4.82%	C$	679	675
Public – U.S.	Jun. 2, 2026	4.25%	US$	497	497
Public – Canadian	Mar. 16, 2027	3.80%	C$	396	393
Public – U.S.	Jan. 25, 2028	3.90%	US$	649	649
Public – U.S.	Mar. 29, 2029	4.85%	US$	999	999
Public – U.S.	Apr. 15, 2030	4.35%	US$	749	749
Public – U.S.	Apr. 15, 2031	2.72%	US$	500	—
Public – U.S.	Jan. 30, 2032	2.34%	US$	600	—
Public – U.S.	Mar. 1, 2033	7.38%	US$	250	250
Public – Canadian	Jun. 14, 2035	5.95%	C$	334	331
Private – Japanese	Dec. 1, 2038	1.42%	JPY	87	97
Public – U.S.	Sep. 20, 2047	4.70%	US$	902	902
Public – U.S.	Apr. 15, 2050	3.45%	US$	594	594
Public – U.S.	Mar. 30, 2051	3.50%	US$	758	497
Public – U.S.	Oct. 16, 2080	4.63%	US$	400	400
				10,039	9,147
Revolving facilities[1]				912	—
Deferred financing costs[2]				(76)	(70)
Total				$10,875	$9,077
1.Reflects commercial paper and credit facility draws outstanding as at December 31, 2021.
2.Deferred financing costs are amortized to interest expense over the term of the borrowing using the effective interest method.
Corporate borrowings, excluding revolving facilities, have a weighted-average interest rate of 4.2% (2020 – 4.4%). A portion of corporate borrowings are denominated in foreign currencies, which include C$2.3 billion (2020 – C$2.9 billion) payable in Canadian dollars or $1.8 billion (2020 – $2.3 billion) and ¥10 billion (2020 – ¥10 billion) payable in Japanese Yen or $87 million (2020 – $97 million).
2021 ANNUAL REPORT    213

17.    ACCOUNTS PAYABLE AND OTHER

AS AT DEC. 31 (MILLIONS)	2021	2020
Accounts payable	$11,258	$9,543
Provisions	4,244	5,065
Lease liabilities	9,041	8,223
Other liabilities	28,003	27,851
Total	$52,546	$50,682
The current and non-current balances of accounts payable, provisions and other liabilities are as follows:

AS AT DEC. 31 (MILLIONS)	2021	2020
Current	$29,136	$25,857
Non-current	23,410	24,825
Total	$52,546	$50,682
Post-Employment Benefits
The company offers pension and other post-employment benefit plans to employees of certain of its subsidiaries. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ valuation change during the year was an increase of $545 million (2020 – a decrease of $298 million). The discount rate used was 3% (2020 – 2%) with an increase in the rate of compensation of 1% (2020 – 1%), and an investment rate of 4% (2020 – 3%).

AS AT DEC. 31 (MILLIONS)	2021	2020
Plan assets	$3,503	$3,335
Less accrued benefit obligation:
Defined benefit pension plan	(4,352)	(4,613)
Other post-employment benefits	(163)	(185)
Net liability	(1,012)	(1,463)
Less: net actuarial (losses) gains and other	(29)	11
Accrued benefit liability	$(1,041)	$(1,452)
214    BROOKFIELD ASSET MANAGEMENT

18.    NON-RECOURSE BORROWINGS OF MANAGED ENTITIES

AS AT DEC. 31 (MILLIONS)	Note	2021	2020
Subsidiary borrowings	(a)	$13,049	$10,768
Property-specific borrowings	(b)	152,008	128,556
Total		$165,057	$139,324
a)    Subsidiary Borrowings
Principal repayments on subsidiary borrowings due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Real Estate	Renewable Power and Transition	Infrastructure	Private Equity	Residential Development	Total
2022	$180	$—	$431	$—	$24	$635
2023	396	—	—	—	60	456
2024	792	—	554	—	41	1,387
2025	396	317	—	—	—	713
2026	2,760	—	—	1,619	—	4,379
Thereafter	316	1,839	1,753	—	1,648	5,556
Total Principal repayments	4,840	2,156	2,738	1,619	1,773	13,126
Deferred financing costs and other	(58)	(9)	(19)	—	9	(77)
Total – Dec. 31, 2021	$4,782	$2,147	$2,719	$1,619	$1,782	$13,049
Total – Dec. 31, 2020	$3,378	$2,132	$3,158	$310	$1,790	$10,768
The weighted-average interest rate on subsidiary borrowings as at December 31, 2021 was 3.5% (2020 – 3.5%).
The current and non-current balances of subsidiary borrowings are as follows:

AS AT DEC. 31 (MILLIONS)	2021	2020
Current	$635	$317
Non-current	12,414	10,451
Total	$13,049	$10,768
Subsidiary borrowings by currency include the following:

AS AT DEC. 31 (MILLIONS)	2021	Local Currency		2020	Local Currency
U.S. dollars	$6,535	US$	6,535	4,376	US$	4,376
Canadian dollars	6,429	C$	8,130	6,254	C$	7,963
Brazilian reais	85	Rs	472	138	Rs	715
Total	$13,049			$10,768
2021 ANNUAL REPORT    215

b)    Property-Specific Borrowings
Principal repayments on property-specific borrowings due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Real Estate	Renewable Power and Transition	Infrastructure	Private Equity	Residential Development	Total
2022	$22,314	$1,952	$4,230	$2,544	$204	$31,244
2023	13,538	2,768	2,806	1,877	157	21,146
2024	14,965	1,393	3,223	2,523	371	22,475
2025	8,287	1,142	2,863	4,227	2	16,521
2026	5,244	2,004	5,522	7,792	—	20,562
Thereafter	11,037	10,616	9,848	9,494	—	40,995
Total Principal repayments	75,385	19,875	28,492	28,457	734	152,943
Deferred financing costs and other	(407)	18	23	(563)	(6)	(935)
Total – Dec. 31, 2021	$74,978	$19,893	$28,515	$27,894	$728	$152,008
Total – Dec. 31, 2020	$67,073	$16,353	$21,309	$23,333	$488	$128,556
The weighted-average interest rate on property-specific borrowings as at December 31, 2021 was 4.0% (2020 – 4.2%).
The current and non-current balances of property-specific borrowings are as follows:

AS AT DEC. 31 (MILLIONS)	2021	2020
Current	$31,244	$20,970
Non-current	120,764	107,586
Total	$152,008	$128,556
Property-specific borrowings by currency include the following:

AS AT DEC. 31 (MILLIONS)	2021	Local Currency		2020	Local Currency
U.S. dollars	$86,437	US$	86,437	$78,223	US$	78,223
British pounds	12,446	£	9,197	10,341	£	7,565
Indian rupees	8,223	Rs	613,684	8,978	Rs	655,328
Canadian dollars	16,660	C$	21,054	8,458	C$	10,771
Euros	12,722	€	11,204	7,816	€	6,398
Australian dollars	4,392	A$	6,048	4,799	A$	6,237
Brazilian reais	4,919	R$	27,449	3,487	R$	18,147
Colombian pesos	2,367	COP$	9,480,307	2,141	COP$	7,332,845
Korean won	1,910	₩	2,271,074	2,082	₩	2,268,301
Chilean unidades de fomento	—	UF	—	1,187	UF	29
Other currencies	1,932	n/a	n/a	1,044	n/a	n/a
Total	$152,008			$128,556
216    BROOKFIELD ASSET MANAGEMENT

19.    SUBSIDIARY EQUITY OBLIGATIONS
Subsidiary equity obligations consist of the following:

AS AT DEC. 31 (MILLIONS)	Note	2021	2020
Subsidiary preferred equity units	(a)	$1,585	$1,679
Limited-life funds and redeemable fund units	(b)	1,538	1,456
Subsidiary preferred shares and capital	(c)	1,185	564
Total		$4,308	$3,699
a)    Subsidiary Preferred Equity Units
In 2014, BPY issued $1.8 billion of exchangeable preferred equity units in three $600 million tranches redeemable in 2021, 2024 and 2026, respectively. The preferred equity units were originally exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. Following the privatization of BPY (“BPY privatization”), the preferred equity units became exchangeable into cash equal to the value of the consideration that would have been received upon the BPY privatization (a combination of cash, BAM shares and New LP Preferred Units), based on the value of that consideration on the date of exchange. BPY also has the option of delivering the actual consideration (a combination of cash, BAM shares and New LP Preferred Units). Following the BPY privatization, we have agreed with the holder to grant the company the right to purchase all or any portion of the preferred equity units of the holder at maturity, and to grant the holder the right to sell all or any portion of the preferred equity units of the holder at maturity, in each case at a price equal to the issue price for such preferred equity units plus accrued and unpaid distributions. On December 30, 2021, the company acquired the tranche redeemable in 2021 from the holder and exchanged such units for Redemption-Exchange Units. The preferred equity units were subsequently cancelled, as further described in Note 28(a).
Subsidiary preferred equity units include $474 million at December 31, 2021 (2020 – $nil) of preferred equity interests issued in connection with the BPY privatization which have been classified as a liability due to the fact the holders of such interests can demand cash payment upon maturity on July 26, 2081, for the liquidation preference of $25.00 per unit and any accumulated unpaid dividends.

AS AT DEC. 31 (MILLIONS, EXCEPT PER SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Local Currency	2021	2020
Series 1	—	6.25%	US$	$—	$586
Series 2	24,000,000	6.50%	US$	565	555
Series 3	24,000,000	6.75%	US$	546	538
New LP Preferred Units	19,273,654	6.25%	US$	474	—
Total				$1,585	$1,679
b)    Limited-Life Funds and Redeemable Fund Units
Limited-life funds and redeemable fund units represent interests held in our consolidated funds by third-party investors that have been classified as a liability, as holders of these interests can cause our funds to  redeem their interest in the fund for cash equivalents at a specified time. As at December 31, 2021, we have $1.5 billion (2020 – $1.5 billion) of subsidiary equity obligations arising from limited-life funds and redeemable fund units.
In our Real Estate business, limited-life fund obligations include $859 million (2020 – $864 million) of equity interests held by third-party investors in two consolidated funds that have been classified as a liability, as holders of these interests can cause the funds to redeem their interests in the fund for cash equivalents at the fair value of the interest at a set date.
As at December 31, 2021, we have $545 million (2020 – $517 million) of subsidiary equity obligations arising from limited-life fund units in our Infrastructure business. These obligations are primarily composed of the portion of the equity interest held by third-party investors in our timberland funds that are attributed to the value of the land held in the fund. The value of this equity interest has been classified as a liability, as we are obligated to purchase the land from the third-party investors on maturity of the fund.
We also have $134 million of redeemable fund units (2020 – $75 million) in certain funds managed by our public securities business.

2021 ANNUAL REPORT    217

c)    Subsidiary Preferred Shares and Capital
Preferred shares are classified as liabilities if the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity of the issuer based on the market price of the common equity of the issuer at that time unless they are previously redeemed by the issuer. The dividends paid on these securities are recorded in interest expense. As at December 31, 2021 and 2020, the balances consist of the following:

AS AT DEC. 31 (MILLIONS, EXCEPT PER SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Local Currency	2021	2020
Brookfield Property Split Corp. (“BOP Split”) senior preferred shares
Series 1	842,534	5.25%	US$	$21	$21
Series 2	556,746	5.75%	C$	11	11
Series 3	781,592	5.00%	C$	15	16
Series 4	582,894	5.20%	C$	12	12
BSREP II RH B LLC (“Manufactured Housing”) preferred capital	—	9.00%	US$	—	249
Rouse Series A preferred shares	5,600,000	5.00%	US$	142	142
Brookfield India Real Estate Trust (“BIRET”)	138,181,800	See footnote[1]	US$	440	—
India Infrastructure Investment Trusts	371,800,000	See footnote[1]	INR	471	—
BSREP II Vintage Estate Partners LLC (“Vintage Estates”) preferred shares	—	5.00%	US$	—	40
BIP Investment Corporation Series 1 Senior preferred shares	4,000,000	5.85%	C$	73	73
Total				$1,185	$564
1.The dividend rate pertaining to BIRET and India Infrastructure Investment Trusts is equal to a minimum of 90% of net distributable cash flows.
Each series of the BOP Split senior preferred shares are redeemable at the option of either the issuer or the holder as the redemption and conversion option dates have passed.
On December 31, 2020, subsidiary preferred capital was $249 million related to preferred equity interests held by a third-party investor in Manufactured Housing, which was previously classified as a liability, due to the fact that the holders were only entitled to distributions equal to their capital balance plus a 9% annual return payable in monthly distributions until maturity in December 2025. The preferred capital was issued to partially fund the acquisition of the Manufactured Housing portfolio during the first quarter of 2017 and was redeemed in the second quarter of 2021.
Subsidiary preferred capital includes $440 million at December 31, 2021 (2020 – $nil) of preferred equity interests held by third-party investors in BIRET, which have been classified as a liability, due to the fact BIRET has a contractual obligation to make distributions to unitholders every six months at an amount no less than 90% of net distributable cash flows.
Subsidiary preferred capital also includes $471 million at December 31, 2021 (2020 – $nil) of preferred equity interests held by third-party investors in India Infrastructure Investment Trusts, which have been classified as liabilities, as a result of contractual obligations to make distributions at an amount no less than 90% of net distributable cash flows.
Subsidiary preferred shares include $142 million at December 31, 2021 (2020 – $142 million) of preferred equity interests held by a third-party investor in Rouse Properties, L.P., which have been classified as a liability, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

218    BROOKFIELD ASSET MANAGEMENT

20.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is an indirect 100% owned subsidiary of the Corporation that may offer and sell debt securities. Any debt securities issued by BFI are fully and unconditionally guaranteed by the Corporation. BFI issued:

•$500 million of 4.25% notes due in 2026 on June 2, 2016;
•$550 million of 4.70% notes due in 2047 on September 14, 2017;
•$350 million of 4.70% notes due in 2047 on January 17, 2018;
•$650 million of 3.90% notes due in 2028 on January 17, 2018;
•$1.0 billion of 4.85% notes due in 2029 on January 29, 2019;
•$600 million of 4.35% notes due in 2030 on April 9, 2020;
•$150 million of 4.35% notes due in 2030 on April 14, 2020;
•$500 million of 3.50% notes due in 2051 on September 28, 2020;
•$400 million of 4.625% subordinated notes due in 2080 on October 16, 2020;
•$500 million of 2.724% notes due in 2031 on April 12, 2021; and
•$250 million of 3.50% notes due in 2051 on July 26, 2021.
Brookfield Finance LLC (“BFL”) is a Delaware limited liability company formed on February 6, 2017 and an indirect 100% owned subsidiary of the Corporation. Brookfield Finance II Inc. (“BFI II”) was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a direct 100% owned subsidiary of the Corporation. Brookfield Finance (Australia) Pty Ltd (“BF AUS”) was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is an indirect 100% owned subsidiary of the Corporation. Brookfield Finance I (UK) PLC (“BF U.K.”) was incorporated on September 25, 2020 under the U.K. Companies Act 2006 and is an indirect 100% owned subsidiary of the Corporation. Brookfield Finance II LLC (“BFL II”) was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is an indirect 100% owned subsidiary of the Corporation. BFL, BFL II, BF AUS and BF U.K. are consolidated subsidiaries of the Corporation that may offer and sell debt securities or, in the case of BFL II, preferred shares representing limited liability company interests. Any debt securities issued by BFL and BF U.K. are, and any debt securities issued by BF AUS and BFI II and any preferred shares representing limited liability company interests issued by BFL II will be, fully and unconditionally guaranteed as to payment of principal, premium (if any), interest and certain other amounts by the Corporation.
On March 10, 2017, BFL issued $750 million of 4.00% notes due in 2024. On December 31, 2018, as part of an internal reorganization, the 2024 notes were transferred to BFI. On February 21, 2020, BFL issued $600 million of 3.45% notes due in 2050. On November 24, 2020, BF U.K. issued $230 million of 4.50% perpetual subordinated notes. On July 26, 2021, BF U.K. issued $600 million of 2.34% notes due in 2032. BFI II, BFL, BFL II, BF AUS and BF U.K. have no independent activities, assets or operations other than in connection with any securities that they may issue.
Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate, renewable power and infrastructure sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at December 31, 2021, C$37 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.
On February 4, 2022, BFI issued an additional $400 million of its existing 3.90% notes due in 2028 and issued $400 million of 3.625% notes due in 2052.
2021 ANNUAL REPORT    219

The following tables contain summarized financial information of the Corporation, BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., BIC and non-guarantor subsidiaries:

AS AT AND FOR THE YEAR ENDED DEC. 31, 2021 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	BIC	Other subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$1,373	$250	$—	$33	$—	$—	$9	$121	$82,663	$(8,718)	$75,731
Net income (loss) attributable to shareholders	3,966	(8)	—	—	—	—	5	(251)	6,100	(5,846)	3,966
Total assets	84,793	8,256	—	607	—	—	843	5,433	400,288	(109,217)	391,003
Total liabilities	38,438	6,387	—	597	—	—	603	3,734	237,100	(30,597)	256,262
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	230

AS AT AND FOR THE YEAR ENDED DEC. 31, 2020 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	BIC	Other subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$626	$280	$—	$28	$—	$—	$2	$163	$70,385	$(8,732)	$62,752
Net income (loss) attributable to shareholders	(134)	73	—	—	—	—	1	91	6,368	(6,533)	(134)
Total assets	73,898	7,207	—	600	—	—	233	4,280	350,687	(93,209)	343,696
Total liabilities	38,060	5,547	—	596	—	—	3	2,690	206,877	(32,719)	221,054
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	230
1.This column accounts for investments in all subsidiaries of the Corporation under the equity method.
2.This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFL, BIC, BFI II, BF AUS, BF U.K. and BFL II on a combined basis.
3.This column includes the necessary amounts to present the company on a consolidated basis.
220    BROOKFIELD ASSET MANAGEMENT

21.     EQUITY
Equity consists of the following:

AS AT DEC. 31 (MILLIONS)	Note	2021	2020
Preferred equity	(a)	$4,145	$4,145
Non-controlling interests	(b)	88,386	86,804
Common equity	(c)	42,210	31,693
		$134,741	$122,642
a)    Preferred Equity
Preferred equity includes perpetual preferred shares and rate-reset preferred shares and consists of the following:

	Average Rate
AS AT DEC. 31 (MILLIONS)	2021	2020	2021	2020
Perpetual preferred shares
Floating rate	2.32%	1.76%	$505	$531
Fixed rate	4.82%	4.82%	739	739
	3.81%	3.54%	1,244	1,270
Fixed rate-reset preferred shares	4.07%	4.07%	2,901	2,875
	4.00%	3.91%	$4,145	$4,145
2021 ANNUAL REPORT    221

Further details on each series of preferred shares are as follows:

		Issued and Outstanding
AS AT DEC. 31 (MILLIONS, EXCEPT PER SHARE INFORMATION)	Rate	2021	2020	2021	2020
Class A preferred shares
Perpetual preferred shares
Series 2	70% P	10,457,685	10,457,685	$169	$169
Series 4	70% P	2,795,910	2,795,910	45	45
Series 8[2]	Variable up to P	3,321,486	2,476,185	54	42
Series 13	70% P	9,290,096	9,290,096	195	195
Series 15	B.A. + 40 b.p.[1]	2,000,000	2,000,000	42	42
Series 17	4.75%	7,840,204	7,840,204	171	171
Series 18	4.75%	7,866,749	7,866,749	178	178
Series 25[3]	—	—	1,529,133	—	38
Series 36	4.85%	7,842,909	7,842,909	197	197
Series 37	4.90%	7,830,091	7,830,091	193	193
				1,244	1,270
Rate-reset preferred shares[4]
Series 9[2]	2.75%	670,680	1,515,981	9	21
Series 24[3]	3.24%	10,808,027	9,278,894	265	227
Series 26	3.47%	9,770,928	9,770,928	240	240
Series 28	2.73%	9,233,927	9,233,927	232	232
Series 30	4.69%	9,787,090	9,787,090	241	241
Series 32	5.06%	11,750,299	11,750,299	297	297
Series 34[5]	4.44%	9,876,735	9,876,735	253	253
Series 38[6]	3.57%	7,906,132	7,906,132	179	179
Series 40[7]	4.03%	11,841,025	11,841,025	271	271
Series 42[8]	3.25%	11,887,500	11,887,500	266	266
Series 44	5.00%	9,831,929	9,831,929	187	187
Series 46	4.80%	11,740,797	11,740,797	217	217
Series 48	4.75%	11,885,972	11,885,972	244	244
				2,901	2,875
Total				$4,145	$4,145
1.Rate determined quarterly.
2. 8,202 shares were converted from Series 8 to Series 9 and 853,503 shares were converted from Series 9 to Series 8 on November 1, 2021.
3.All Series 25 shares were converted into Series 24 on a one-for-one basis effective June 30, 2021.
4.Dividend rates are fixed for 5 to 6 years from the quarter end dates after issuance, June 30, 2011, March 31, 2012, June 30, 2012, December 31, 2012, September 30, 2013, March 31, 2014, June 30, 2014, December 31, 2014, December 31, 2015, December 31, 2016 and December 31, 2017, respectively and reset after 5 to 6 years to the 5-year Government of Canada bond rate plus between 180 and 417 basis points.
5.Dividend rate reset commenced March 31, 2019.
6.Dividend rate reset commenced March 31, 2020.
7.Dividend rate reset commenced September 30, 2019.
8.Dividend rate reset commenced June 30, 2020.
P – Prime Rate, B.A. – Bankers’ Acceptance Rate, b.p. – Basis Points.
The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.
The Class A preferred shares are entitled to preference over the Class A and Class B Limited Voting Shares (“Class A and B shares”) on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25.00 per share.
222    BROOKFIELD ASSET MANAGEMENT

b)    Non-controlling Interests
Non-controlling interests represent the common and preferred equity in consolidated entities that are owned by other shareholders.

AS AT DEC. 31 (MILLIONS)	2021	2020
Common equity	$82,898	$80,915
Preferred equity	5,488	5,889
Total	$88,386	$86,804
Further information on non-controlling interests is provided in Note 4 – Subsidiaries.
c)    Common Equity
The company’s common equity is comprised of the following:

AS AT DEC. 31 (MILLIONS)	2021	2020
Common shares	$10,538	$7,368
Contributed surplus	320	285
Retained earnings	17,705	15,178
Ownership changes	6,243	2,691
Accumulated other comprehensive income	7,404	6,171
Common equity	$42,210	$31,693
The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A shares") and 85,120 Class B Limited Voting Shares ("Class B shares"). The company’s Class A shares and Class B shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of Class A and Class B shares, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
On April 1, 2020, the company completed a three-for-two stock split of the company’s outstanding Class A shares. All share count and per-share disclosure are presented on a post-split basis.
On June 28, 2021, the company completed the spin-out of BAMR by paying a special dividend to the holders of the company’s Class A shares and Class B shares. The special dividend of $538 million recorded in equity was based on the fair value of the assets distributed.
On July 26, 2021, the company issued 60.9 million Class A shares in connection with the privatization of Brookfield Property Partners L.P. (“BPY”).
The holders of the company’s Class A shares and Class B shares received cash dividends during 2021 of $0.52 per share (2020 – $0.48 per share).
The number of issued and outstanding Class A and Class B shares and unexercised options are as follows:

AS AT DEC. 31	2021	2020
Class A shares[1]	1,568,743,821	1,510,635,291
Class B shares	85,120	85,120
Shares outstanding[1]	1,568,828,941	1,510,720,411
Unexercised options, other share-based plans[2] and exchangeable shares of affiliate	82,825,207	62,975,947
Total diluted shares	1,651,654,148	1,573,696,358
1.Net of 69,663,192 Class A shares held by the company in respect of long-term compensation agreements as at December 31, 2021 (December 31, 2020 – 64,197,815).
2.Includes management share option plan and escrowed stock plan.
2021 ANNUAL REPORT    223

The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

FOR THE YEARS ENDED DEC. 31	2021	2020
Outstanding, beginning of year[1]	1,510,720,411	1,509,293,641
Issued (Repurchased)
Issuances	61,276,716	—
Repurchases	(9,662,117)	(8,932,576)
Long-term share ownership plans[2]	6,369,972	10,137,294
Dividend reinvestment plan and other	123,959	222,052
Outstanding, end of year[3]	1,568,828,941	1,510,720,411
1.Net of 64,197,815 Class A shares held by the company in respect of long-term compensation agreements as at December 31, 2020 (December 31, 2019 – 63,417,346).
2.Includes management share option plan and restricted stock plan.
3.Net of 69,663,192 Class A shares held by the company in respect of long-term compensation agreements as at December 31, 2021 (December 31, 2020 – 64,197,815).
Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Net income (loss) attributable to shareholders	$3,966	$(134)
Preferred share dividends	(148)	(141)
Dilutive effect of conversion of subsidiary preferred shares	(26)	93
Net income (loss) available to shareholders	3,792	(182)
Dilutive impact of exchangeable shares	2	—
Net income (loss) available to shareholders including dilutive impact of exchangeable shares	$3,794	$(182)

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020[1]
Weighted average – Class A and Class B shares	1,536.5	1,511.4
Dilutive effect of conversion of options and escrowed shares using treasury stock method and exchangeable shares of affiliate	50.4	—
Class A and Class B shares and share equivalents	1,586.9	1,511.4
1.Adjusted to reflect the three-for-two stock split effective on April 1, 2020.
Share-Based Compensation
The expense recognized for share-based compensation is summarized in the following table:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Expense arising from equity-settled share-based payment transactions	$110	$89
Expense arising from cash-settled share-based payment transactions	681	104
Total expense arising from share-based payment transactions	791	193
Effect of hedging program	(670)	(99)
Total expense included in consolidated income	$121	$94
The share-based payment plans are described below. There were no cancellations of or modifications to any of the plans during 2021 and 2020.

224    BROOKFIELD ASSET MANAGEMENT

Equity-settled Share-based Awards
Management Share Option Plan
Options issued under the company’s Management Share Option Plan (“MSOP”) vest over a period of up to five years, expire ten years after the grant date and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date. For the year ended December 31, 2021, the total expense incurred with respect to MSOP totaled $25 million (2020 – $24 million).
The changes in the number of options during 2021 and 2020 were as follows:

	NYSE
	Number of Options (000’s)[1]	Weighted- Average Exercise Price
Outstanding as at January 1, 2021	47,367	US$	25.08
Granted	4,185		43.43
Exercised	(7,388)		20.15
Cancelled	(370)		34.49
Outstanding as at December 31, 2021	43,794	US$	27.58
1.Options to acquire NYSE listed Class A shares.

	NYSE
	Number of Options (000’s)[1]	Weighted- Average Exercise Price
Outstanding as at January 1, 2020	50,703	US$	22.69
Granted	3,341		45.21
Exercised	(6,382)		16.50
Cancelled	(295)		27.80
Outstanding as at December 31, 2020	47,367	US$	25.08
1.Options to acquire NYSE listed Class A shares.
The weighted-average fair value of options granted for the year ended December 31, 2021 was $6.97 (2020 – $5.54), and was determined using the Black-Scholes valuation model, with inputs to the model as follows:

FOR THE YEARS ENDED DEC. 31	Unit	2021	2020
Weighted-average share price	US$	43.43	45.21
Average term to exercise	Years	7.5	7.5
Share price volatility[1]	%	24.4	17.0
Liquidity discount	%	25.0	25.0
Weighted-average annual dividend yield	%	1.7	1.5
Risk-free rate	%	1.0	1.4
1.Share price volatility was determined based on historical share prices over a similar period to the average term to exercise.
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At December 31, 2021, the following options to purchase Class A shares were outstanding:

		Options Outstanding (000’s)
Exercise Price	Weighted-Average Remaining Life	Vested	Unvested	Total
US$10.30 – US$15.35	0.2 years	629	—	629
US$16.81 – US$20.39	2.8 years	10,238	—	10,238
US$22.50 – US$26.93	5.0 years	14,473	3,856	18,329
US$29.48 – US$38.64	7.2 years	3,083	4,173	7,256
US$43.43 – US$45.21	8.7 years	646	6,696	7,342
		29,069	14,725	43,794

At December 31, 2020, the following options to purchase Class A shares were outstanding:

		Options Outstanding (000’s)
Exercise Price	Weighted-Average Remaining Life	Vested	Unvested	Total
US$10.30 – US$15.35	1.0 years	2,254	—	2,254
US$15.58 – US$20.39	3.8 years	11,860	1,131	12,991
US$22.50 – US$26.93	5.9 years	14,280	7,010	21,290
US$29.48 – US$38.64	8.2 years	1,833	5,672	7,505
US$45.21	9.2 years	—	3,327	3,327
		30,227	17,140	47,367

Escrowed Stock Plan
The Escrowed Stock Plan (the “ES Plan”) provides executives with indirect ownership of Class A shares. Under the ES Plan, executives are granted common shares (the “ES Shares”) in one or more private companies that own Class A shares. The Class A shares are purchased on the open market with the purchase cost funded by the company. The ES shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than ten years from the grant date, all outstanding ES shares will be exchanged for Class A shares issued by the company based on the market value of Class A shares at the time of the exchange. The number of Class A shares issued on exchange will be less than the Class A shares purchased under the ES Plan resulting in a net reduction in the number of Class A shares issued by the company.
During 2021, 5.3 million Class A shares were purchased in respect of ES shares granted to executives under the ES Plan (2020 – 3.8 million Class A shares) during the year. For the year ended December 31, 2021, the total expense incurred with respect to the ES Plan totaled $41 million (2020 – $35 million).
The weighted-average fair value of escrowed shares granted for the year ended December 31, 2021 was $6.99 (2020 – $5.54), and was determined using the Black-Scholes model of valuation with inputs to the model as follows:

FOR THE YEARS ENDED DEC. 31	Unit	2021	2020
Weighted-average share price	US$	43.53	45.21
Average term to exercise	Years	7.5	7.5
Share price volatility[1]	%	24.4	17.0
Liquidity discount	%	25.0	25.0
Weighted-average annual dividend yield	%	1.6	1.5
Risk-free rate	%	1.0	1.4
1.Share price volatility was determined based on historical share prices over a similar period to the average term to exercise.
226    BROOKFIELD ASSET MANAGEMENT

The change in the number of ES shares during 2021 and 2020 was as follows:

	Number of Units (000’s)	Weighted- Average Exercise Price
Outstanding at January 1, 2021	46,716	$28.88
Granted	5,300	43.53
Exercised	(1,621)	20.01
Cancelled	(17)	44.35
Outstanding at December 31, 2021	50,378	$30.70

	Number of Units (000’s)	Weighted- Average Exercise Price
Outstanding at January 1, 2020	54,791	$25.82
Granted	3,841	45.21
Exercised	(11,613)	19.66
Cancelled	(303)	35.85
Outstanding at December 31, 2020	46,716	$28.88
Restricted Stock Plan
The Restricted Stock Plan awards executives with Class A shares purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares are subject to a hold period of up to five years. Holders of Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.
During 2021, Brookfield granted 3.1 million Class A shares (2020 – 1.0 million) pursuant to the terms and conditions of the Restricted Stock Plan, in which 1.5 million were converted from BPY units in connection with the BPY privatization, resulting in the recognition of $43 million (2020 – $30 million) of compensation expense.
Cash-settled Share-based Awards
Deferred Share Unit Plan and Restricted Share Unit Plan
The Deferred Share Unit Plan and Restricted Share Unit Plan provide for the issuance of DSUs and RSUs, respectively. Under these plans, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs and RSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares based on the market value of the common shares at the time of the dividend. Participants are not allowed to convert DSUs and RSUs into cash until retirement or cessation of employment.
The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of common shares at the time the conversion takes place and the market price on the date the RSUs are granted. The company uses equity derivative contracts to offset its exposure to the change in share prices in respect of vested and unvested DSUs and RSUs. The fair value of the vested DSUs and RSUs as at December 31, 2021 was $1.9 billion (2020 – $1.3 billion).
Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSUs. The amount payable by the company in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change. For the year ended December 31, 2021, employee compensation expense totaled $11 million (2020 – $5 million), net of the impact of hedging arrangements.
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The change in the number of DSUs and RSUs during 2021 and 2020 was as follows:

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)		Weighted- Average Exercise Price
Outstanding at January 1, 2021	18,721	13,679	C$	6.10
Granted and reinvested	1,929	—		—
Exercised and cancelled	(2,364)	—		—
Outstanding at December 31, 2021	18,286	13,679	C$	6.10

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)		Weighted- Average Exercise Price
Outstanding at January 1, 2020	21,204	15,810	C$	6.14
Granted and reinvested	623	—		—
Exercised and cancelled	(3,106)	(2,131)		6.35
Outstanding at December 31, 2020	18,721	13,679	C$	6.10
The fair value of each DSU is equal to the traded price of the company’s common shares.

	Unit	Dec. 31, 2021	Dec. 31, 2020
Share price on date of measurement	C$	76.39	52.62
Share price on date of measurement	US$	60.38	41.27
The fair value of RSUs was determined primarily using the following inputs:

	Unit	Dec. 31, 2021	Dec. 31, 2020
Share price on date of measurement	C$	76.39	52.62
Weighted-average fair value of a unit	C$	70.29	46.52

22.    REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE YEAR ENDED DEC. 31, 2021 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Revenues
Revenue from contracts with customers	$306	$—	$4,041	$11,204	$44,558	$3,259	$2,463	$65,831
Other revenue	—	169	539	737	1,694	6,664	97	9,900
	$306	$169	$4,580	$11,941	$46,252	$9,923	$2,560	$75,731

FOR THE YEAR ENDED DEC. 31, 2020 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Revenues
Revenue from contracts with customers	$246	$—	$3,757	$8,611	$35,599	$2,403	$2,170	$52,786
Other revenue	—	872	328	683	1,562	6,448	73	9,966
	$246	$872	$4,085	$9,294	$37,161	$8,851	$2,243	$62,752

228    BROOKFIELD ASSET MANAGEMENT

b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE YEAR ENDED DEC. 31, 2021 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Revenues
Goods and services provided at a point in time	$—	$—	$137	$137	$37,676	$637	$2,450	$41,037
Services transferred over a period of time	306	—	3,904	11,067	6,882	2,622	13	24,794
	$306	$—	$4,041	$11,204	$44,558	$3,259	$2,463	$65,831

FOR THE YEAR ENDED DEC. 31, 2020 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Revenues
Goods and services provided at a point in time	$—	$—	$143	$160	$28,944	$553	$2,167	$31,967
Services transferred over a period of time	246	—	3,614	8,451	6,655	1,850	3	20,819
	$246	$—	$3,757	$8,611	$35,599	$2,403	$2,170	$52,786

Remaining Performance Obligation
Private Equity
In our construction services operation, backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract, work order or letter of intent. As at December 31, 2021, our backlog of construction projects was approximately $7.5 billion (2020 – $5.6 billion).
In our Brazilian water and wastewater services operation, our long-term, inflation-adjusted concession service contracts with various municipalities have an average remaining contract duration of 24 years as at December 31, 2021 (2020 – 24 years).
Others
In our Asset Management, Infrastructure and Renewable Power and Transition businesses, revenue is generally recognized as invoiced for contracts recognized over a period of time as the amounts invoiced are commensurate with the value provided to the customers.
c)    Lease Income
Our leases in which the company is a lessor are primarily operating in nature. Total lease income from our assets leased out on operating leases totaled $6.7 billion (2020 – $6.7 billion) including $147 million (2020 – $75 million) of income related to variable lease income that is not dependent on an index or rate.
The following table presents the undiscounted contractual earnings receivable of the company’s leases by expected period of receipt:

	Payments Receivable by Period
AS AT DEC. 31, 2021 (MILLIONS)	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years	Total
Receivables from lease contracts	$5,072	$8,090	$6,333	$14,355	$33,850

	Payments Receivable by Period
AS AT DEC. 31, 2020 (MILLIONS)	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years	Total
Receivables from lease contracts	$4,738	$8,385	$6,661	$15,971	$35,755
2021 ANNUAL REPORT    229

23.    DIRECT COSTS
Direct costs include all attributable expenses except interest, taxes and fair value changes, and primarily relate to cost of sales and compensation. The following table lists direct costs for 2021 and 2020 by nature:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Cost of sales	$44,149	$35,150
Compensation	7,804	6,857
Depreciation and amortization	6,437	5,791
Selling, general and administrative expenses	3,197	2,860
Property taxes, sales taxes and other	2,413	2,519
	$64,000	$53,177
During the fourth quarter of 2021, the company reclassified $6.4 billion of depreciation and amortization, which were previously presented as a separate line item, to direct costs. The prior period amount was also adjusted to reflect this change, which resulted in an increase to direct costs of $5.8 billion for the year ended December 31, 2020, with equal and offsetting decreases to depreciation and amortization. This reclassification had no impact on revenues, net income, or basic and diluted earnings per share.
24.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Investment properties	$5,073	$(269)
Transaction related gains, net of expenses	714	20
Financial contracts	984	686
Impairment and provisions	(654)	(808)
Other fair value changes	(966)	(1,052)
	$5,151	$(1,423)
230    BROOKFIELD ASSET MANAGEMENT

25.    DERIVATIVE FINANCIAL INSTRUMENTS
The company’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk and other price risk), credit risk and liquidity risk. The company selectively uses derivative financial instruments principally to manage these risks.
The aggregate notional amount of the company’s derivative positions at December 31, 2021 and 2020 is as follows:

AS AT DEC. 31 (MILLIONS)	Note	2021	2020
Foreign exchange	(a)	$63,083	$39,284
Interest rates	(b)	55,899	61,111
Equity derivatives	(c)	4,448	2,081

Commodity instruments	(d)
Energy (GWh)		35,156	27,564
Natural gas (MMBtu – 000’s)		246,375	121,468
a)    Foreign Exchange
The company held the following foreign exchange contracts with notional amounts at December 31, 2021 and 2020:

	Notional Amount (U.S. Dollars)		Average Exchange Rate
(MILLIONS)	2021	2020	2021	2020
Foreign exchange contracts
Canadian dollars	$11,689	$7,539	0.81	0.76
British pounds	12,089	3,986	1.19	1.31
European Union euros	9,939	4,561	1.14	1.17
Australian dollars	4,791	2,632	0.72	0.69
Indian rupee	3,281	1,288	78.90	77.56
Chilean peso	—	159	—	770.89
Korean won[1]	756	700	1,151	1,175
Chinese yuan[1]	2,484	1,633	6.02	7.05
Japanese yen[1]	793	212	111.27	105.82
Colombian pesos[1]	740	96	3,937	3,621
Brazilian reais	1,291	276	0.16	0.19
Swedish krona	1,475	1,647	9.08	8.58
Other currencies	2,799	903	Various	Various
Cross currency interest rate swaps
Canadian dollars	5,566	6,868	0.63	0.77
European Union euros	848	1,914	1.06	1.06
Australian dollars	1,317	1,374	0.98	0.53
Japanese yen[1]	750	750	113.33	113.33
British pounds	298	275	1.48	1.49
Colombian pesos[1]	—	88	—	3,880
Foreign exchange futures
Brazilian reais	175	105	0.18	0.19
Foreign exchange options
Canadian dollars	—	2,030	—	0.74
European Union euros	1,430	245	1.11	1.17
Indian rupee	572	—	74.56	—
1.Average rate is quoted using USD as base currency.
Included in net income are unrealized net losses on foreign currency derivative contracts amounting to $53 million (2020 – losses of $41 million) and included in the cumulative translation adjustment account in other comprehensive income are gains in respect of foreign currency contracts entered into for hedging purposes amounting to $367 million (2020 – gains of $28 million).
2021 ANNUAL REPORT    231

b)    Interest Rates
At December 31, 2021, the company held interest rate swap and forward starting swap contracts having an aggregate notional amount of $28.6 billion (2020 – $30.2 billion), interest rate swaptions with an aggregate notional amount of $0.2 billion (2020 – $3.9 billion) and interest rate cap contracts with an aggregate notional amount of $27.1 billion (2020 – $27 billion).
c)    Equity Derivatives
At December 31, 2021, the company held equity derivatives with a notional amount of $4.4 billion (2020 – $2.1 billion) which includes $1.8 billion (2020 – $1.3 billion) notional amount that hedges long-term compensation arrangements. The balance represents common equity positions established in connection with the company’s investment activities as well as general equity market hedges. The fair value of these instruments was reflected in the company’s consolidated financial statements at year end.
d)    Commodity Instruments
The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavors to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. All energy derivative contracts are recorded at an amount equal to fair value and are reflected in the company’s consolidated financial statements. The company has financial contracts outstanding on 246,375,000 MMBtu’s (2020 – 121,468,000 MMBtu’s) of natural gas as part of its electricity sale price risk mitigation strategy.
Other Information Regarding Derivative Financial Instruments
The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2021 and 2020 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedge are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2021			2020
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges[1]	$43,776	$582	$24	$39,128	$(479)	$10
Net investment hedges	43,997	407	(14)	17,788	182	10
	$87,773	$989	$10	$56,916	$(297)	$20
1.Notional amount does not include 17,753 GWh, 93,623 MMBtu – 000’s and 1,152 bbls – millions of commodity derivatives at December 31, 2021 (2020 – 13,950 GWh, 82,663 MMBtu – 000’s and 1,302 bbls – millions).
232    BROOKFIELD ASSET MANAGEMENT

The following table presents the change in fair values of the company’s derivative positions during the years ended December 31, 2021 and 2020, for derivatives that are fair valued through profit or loss, and derivatives that qualify for hedge accounting:

(MILLIONS)	Unrealized Gains During 2021	Unrealized Losses During 2021	Net Change During 2021	Net Change During 2020
Foreign exchange derivatives	$191	$(244)	$(53)	$(41)
Interest rate derivatives	332	(149)	183	(227)
Equity derivatives	788	(31)	757	850
Commodity derivatives	44	(227)	(183)	(42)
	$1,355	$(651)	$704	$540

The following table presents the notional amounts underlying the company’s derivative instruments by term to maturity as at December 31, 2021 and 2020, for derivatives that are classified as fair value through profit or loss, and derivatives that qualify for hedge accounting:

	2021				2020
AS AT DEC. 31 (MILLIONS)	<1 Year	1 to 5 Years	>5 Years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$8,836	$1,829	$268	$10,933	$12,178
Interest rate derivatives	9,409	10,012	240	19,661	27,080
Equity derivatives	3,334	1,019	—	4,353	2,081
Commodity instruments
Energy (GWh)	2,335	12,602	2,466	17,403	13,613
Natural gas (MMBtu – 000’s)	134,298	18,455	—	152,753	38,805
Elected for hedge accounting
Foreign exchange derivatives	$16,494	$34,763	$893	$52,150	$27,106
Interest rate derivatives	11,494	22,846	1,898	36,238	34,032
Equity derivatives	95	—	—	95	—
Commodity instruments
Energy (GWh)	6,165	7,780	3,809	17,754	13,950
Natural gas (MMBtu – 000’s)	58,741	34,882	—	93,623	82,664
2021 ANNUAL REPORT    233

26.    MANAGEMENT OF RISKS ARISING FROM HOLDING FINANCIAL INSTRUMENTS
The company is exposed to the following risks as a result of holding financial instruments: market risk (i.e., interest rate risk, currency exchange risk and other price risk that impact the fair value of financial instruments), credit risk and liquidity risk. The following is a description of these risks and how they are managed:
a)    Market Risk
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.
The company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and by holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures.
Financial instruments held by the company that are subject to market risk include other financial assets, borrowings and derivative instruments such as interest rate, currency, equity and commodity contracts.
i.    Interest Rate Risk
The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.
The company’s assets largely consist of long-duration interest-sensitive physical assets. Accordingly, the company’s financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped with interest rate derivatives. These financial liabilities are, with few exceptions, recorded at their amortized cost. The company also holds interest rate caps to limit its exposure to increases in interest rates on floating rate debt that has not been swapped, and holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the changes in value of long duration interest sensitive physical assets that have not been otherwise matched with fixed rate debt.
The result of a 50 basis-point increase in interest rates on the company’s net floating rate financial assets and liabilities would have resulted in a corresponding decrease in net income before tax of $283 million (2020 – $156 million) on a current basis.
Changes in the value of fair value through profit or loss interest rate contracts are recorded in net income and changes in the value of contracts that are elected for hedge accounting are recorded in other comprehensive income. The impact of a 50 basis-point parallel increase in the yield curve on the aforementioned financial instruments is estimated to result in a corresponding increase in net income before tax of $101 million (2020 – $137 million) and an increase in other comprehensive income of $318 million (2020 – $363 million), for the years ended December 31, 2021 and 2020, respectively.
ii.    Currency Exchange Rate Risk
Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.
The company holds financial instruments with net unmatched exposures in several currencies, changes in the translated value of which are recorded in net income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in a $109 million (2020 – $117 million) increase in the value of these positions on a combined basis. The impact on cash flows from financial instruments would be insignificant. The company holds financial instruments to limit its exposure to the impact of foreign currencies on its net investments in foreign operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by $509 million (2020 – $235 million) as at December 31, 2021, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.
iii.    Other Price Risk
Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

234    BROOKFIELD ASSET MANAGEMENT

Financial instruments held by the company that are exposed to equity price risk include equity securities and equity derivatives. A 5% decrease in the market price of equity securities and equity derivatives held by the company, excluding equity derivatives that  hedge compensation arrangements, would have decreased net income by $303 million (2020 – $186 million) and decreased other  comprehensive income by $122 million (2020 – $161 million), prior to taxes. The company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the company’s underlying common share price. The company holds equity derivatives to hedge almost all of the variability. A 5% change in the common equity price of the company in respect of compensation agreements would increase the compensation liability and compensation expense by $98 million (2020 – $69 million). This increase would be offset by a $116 million (2020 – $78 million) change in value of the associated equity derivatives of which $98 million (2020 – $69 million) would offset the above-mentioned increase in compensation expense and the remaining $18 million (2020 – $9 million) would be recorded in net income.
The company sells power and generation capacity under long-term agreements and financial contracts to stabilize future revenues. Certain of the contracts are considered financial instruments and are recorded at fair value in the consolidated financial statements, with changes in value being recorded in either net income or other comprehensive income as applicable. A 5% increase in energy prices would have decreased net income for the year ended December 31, 2021 by approximately $49 million (2020 – $16 million) and decreased other comprehensive income by $27 million (2020 – $19 million), prior to taxes. The corresponding increase in the value of the revenue or capacity being contracted, however, is not recorded in net income until subsequent periods.
b)    Credit Risk
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as bonds and preferred shares.
The company assesses the creditworthiness of each counterparty before entering into contracts with a view to ensuring that counterparties meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for derivative financial instruments and endeavors to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America, the U.K. and Australia, or arrangements that have embedded credit risk mitigation features. The company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of loans receivable and credit investments is equal to the carrying value.
c)    Liquidity Risk
Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
To help ensure the company is able to react to contingencies and investment opportunities quickly, the company maintains sources of liquidity at the corporate and subsidiary levels. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.
The company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The company also seeks to include in its agreements terms that protect the company from liquidity issues of counterparties that might otherwise impact the company’s liquidity.
2021 ANNUAL REPORT    235

The following tables present the contractual maturities of the company’s financial liabilities at December 31, 2021 and 2020.

	Payments Due by Period
AS AT DEC. 31, 2021 (MILLIONS)	<1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
Principal repayments
Corporate borrowings[1]	$—	$1,138	$2,566	$7,171	$10,875
Non-recourse borrowings of managed entities	31,683	45,186	41,918	46,270	165,057
Subsidiary equity obligations	546	1,563	544	1,655	4,308
Interest expense[2]
Corporate borrowings	420	802	659	3,652	5,533
Non-recourse borrowings	5,918	10,130	6,832	11,958	34,838
Subsidiary equity obligations	162	300	228	33	723
Lease Obligations[3]	1,156	2,389	1,615	13,550	18,710
1.Payments due in the 4 to 5 year period include $912 million of commercial paper and credit facility draws outstanding as at December 31, 2021.
2.Represents the aggregated interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.
3.The lease obligations as disclosed in the table above include leases that are classified as finance leases, short-term leases, low-value leases and variable lease payments not based on an index or rate, which are immaterial.

	Payments Due by Period
AS AT DEC. 31, 2020 (MILLIONS)	<1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
Principal repayments
Corporate borrowings	$—	$467	$1,630	$6,980	$9,077
Non-recourse borrowings of managed entities	21,108	29,399	40,049	48,768	139,324
Subsidiary equity obligations	799	1,147	800	953	3,699
Interest expense[1]
Corporate borrowings	405	793	659	3,593	5,450
Non-recourse borrowings	5,145	8,788	6,310	8,313	28,556
Subsidiary equity obligations	147	213	171	44	575
Lease obligations[2]	815	1,682	1,123	11,755	15,375
1.Represents the aggregated interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.
2.The lease obligations as disclosed in the table above include leases that are classified as finance leases, short-term leases, low-value leases and variable lease payments not based on an index or rate, which are immaterial.
236    BROOKFIELD ASSET MANAGEMENT

27.    RELATED PARTY TRANSACTIONS
a)    Related Parties
Related parties include subsidiaries, associates, joint ventures, key management personnel, the Board of Directors (“Directors”), immediate family members of key management personnel and Directors and entities which are directly or indirectly controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.
b)    Key Management Personnel and Directors
Key management personnel are those individuals who have the authority and responsibility for planning, directing and controlling the company’s activities, directly or indirectly, and consist of the company’s Senior Executives. The company’s Directors do not plan, direct or control the activities of the company directly; they provide oversight over the business.
The remuneration of key management personnel and Directors of the company during the years ended December 31, 2021 and 2020 was as follows:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Salaries, incentives and short-term benefits	$16	$14
Share-based payments	56	81
	$72	$95
The remuneration of key management personnel and Directors is determined by the Management Resources and Compensation Committee of the Board of Directors having regard to the performance of individuals and market funds.
c)    Related Party Transactions
In the normal course of operations, the company executes transactions on market terms with related parties that have been measured at exchange value and are recognized in the consolidated financial statements, including, but not limited to: base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets. Transactions and balances between consolidated entities are fully eliminated upon consolidation. However, transactions and balances between the company and equity accounted investments do not eliminate.
The following table lists the related party balances included within the consolidated financial statements for the years ended December 31, 2021 and 2020:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2021	2020
Management fees received	$24	$31
The company provided BAMR an equity commitment in the amount of $2 billion to fund future growth, which BAMR may draw on from time to time. As of December 31, 2021, there was no amount drawn under this equity commitment.
During the year, subsidiaries of BAMR purchased investments of $0.9 billion from the company.
Throughout 2021, under a deposit arrangement on arms’ length terms, wholly owned subsidiaries of the company provided working capital to BAMR. During the year, BAMR drew down under this arrangement approximately $742 million of cash to temporarily fund new reinsurance and pension risk transfer transactions, as well as various other investments.
2021 ANNUAL REPORT    237

28.    OTHER INFORMATION
a)    Guarantees and Contingencies
In the normal course of business, the company enters into contractual obligations which include commitments to provide bridge financing, letters of credit, guarantees and reinsurance obligations. As at December 31, 2021, the company had $3.7 billion (2020 – $4.1 billion) of such commitments outstanding.
In addition, the company executes agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases, the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.
The company periodically enters into joint ventures, consortium or other arrangements that have contingent liquidity rights in favor of the company or its counterparties. These include buy sell arrangements, registration rights and other customary arrangements that generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either further contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.
The company is contingently liable with respect to litigation and claims that arise in the normal course of business. It is not reasonably possible that any of the ongoing litigation as at December 31, 2021 could result in a material settlement liability.
The company has insurance for damage and business interruption costs sustained as a result of an act of terrorism. The amount of coverage is reviewed on an individual basis and can range up to $4 billion. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed coverage.
The company, through its subsidiaries within the residential properties operations, is contingently liable for obligations of its associates in its land development joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.
As discussed in Note 19 Subsidiary Equity Obligations, in 2014, BPY issued $1.8 billion of exchangeable preferred equity units in three $600 million tranches redeemable in 2021, 2024 and 2026, respectively. The preferred equity units were originally exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. Following the BPY privatization, the preferred equity units became exchangeable into cash equal to the value of the consideration that would have been received upon the BPY privatization (a combination of cash, BAM shares and New LP Preferred Units), based on the value of that consideration on the date of exchange. BPY also has the option of delivering the actual consideration (a combination of cash, BAM shares and New LP Preferred Units). Following the BPY privatization, we have agreed with the holder to grant the company the right to purchase all or any portion of the preferred equity units of the holder at maturity, and to grant the holder the right to sell all or any portion of the preferred equity units of the holder at maturity, in each case at a price equal to the issue price for such preferred equity units plus accrued and unpaid distributions. On December 30, 2021, the company acquired the tranche redeemable in 2021 from the holder and exchanged such units for Redemption-Exchange Units. The preferred equity units were subsequently cancelled.
b)    Supplemental Cash Flow Information
During the year, the company capitalized $387 million (2020 – $310 million) of interest primarily to investment properties and residential inventory under development.
238    BROOKFIELD ASSET MANAGEMENT

Shareholder Information

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
F: 416-363-2856
E: enquiries@brookfield.com
www.bam.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
TSX Trust Company
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
T: 1-877-715-0498 (North America)
1-514-985-8843 (Outside North America)
F: 1-888-249-6189
E: shareholderinquiries@tmx.com
www.tsxtrust.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2021 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.

Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the U.S. to receive their dividends in the form of newly issued Class A shares.

Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant Investment Date[1] on which at least one board lot of Class A Shares has traded, as reported by the New York Stock Exchange (the “NYSE VWAP”).

Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant Investment Date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto
Series 48	BAM.PF.J	Toronto

1 “Investment Date” means each dividend payment date upon which cash dividends paid on all Class A Shares registered in the name of a shareholder, net of any applicable withholding taxes, are reinvested.

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 25, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

2021 ANNUAL REPORT    239

Board of Directors and Officers
BOARD OF DIRECTORS

M. Elyse Allan, C.M.
Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Company

Jeffrey M. Blidner
Vice Chair,
Brookfield Asset Management Inc.

Angela F. Braly
Former Chair of the Board, President and Chief Executive Officer, WellPoint, Inc. (now known as Anthem, Inc.)

Jack L. Cockwell, C.M.
Chair, Brookfield Partners Foundation

Marcel R. Coutu
Former President and
Chief Executive Officer,
Canadian Oil Sands Limited and
former Chair of Syncrude Canada Ltd.

Bruce Flatt
Chief Executive Officer,
Brookfield Asset Management Inc.

Janice Fukakusa, C.M., F.C.P.A., F.C.A.
Former Chief Administrative Officer and
Chief Financial Officer, Royal Bank of Canada

Maureen Kempston Darkes, O.C., O.ONT.
Former President, Latin America, Africa and Middle East, General Motors Corporation

Brian D. Lawson
Vice Chair, and former Chief Financial Officer,
Brookfield Asset Management Inc.

Howard Marks
Co-chair,
Oaktree Capital Group, LLC.

Hon. Frank J. McKenna, P.C., O.C., O.N.B.
Chair, Brookfield Asset Management Inc.
and Deputy Chair, TD Bank Group

Rafael Miranda
Former Chief Executive Officer,
Endesa, S.A.

Lord O’Donnell
Chair, Frontier Economics Ltd.

Hutham S. Olayan
Chair of The Olayan Group and former
President and CEO of Olayan America

Seek Ngee Huat
Chair, GLP IM Holdings Limited and Former Chair, Global Logistic Properties Ltd., and former President of GIC Real Estate Pte. Ltd.

Diana L. Taylor
Former Vice Chair, Solera Capital LLC

Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Nicholas Goodman, Chief Financial Officer
Justin B. Beber, Chief Legal Officer

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stock.
240    BROOKFIELD ASSET MANAGEMENT

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2021 ANNUAL REPORT    241

BROOKFIELD ASSET MANAGEMENT INC.

Brookfield.com

NYSE: BAM
TSX: BAM.A

BROOKFIELD CORPORATE OFFICES

United States

Brookfield Place
250 Vesey Street
15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada

Brookfield Place
181 Bay Street, Suite 300
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas,
14.261
Edifício WT Morumbi
Ala B - 20° andar
Morumbi - São Paulo - SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 16, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China

Suite 1201, Tower B, One East
No. 736 South Zhongshan 1st Road
Huangpu District
Shanghai 200021
+86.21.2306.0700

OAKTREE CORPORATE OFFICES

United States

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 2001, 20/F
Champion Tower
3 Garden Road
Central
+852.3655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America

Bermuda
Calgary
Chicago
Houston
Los Angeles
Vancouver

South America

Bogotá
Lima
Rio de Janeiro

Europe / UAE

Amsterdam
Dublin
Frankfurt
Helsinki
Luxembourg
Paris
Madrid
Dubai

Asia Pacific

Sydney
Beijing
Hong Kong
Shanghai
Seoul
Singapore
Tokyo